As filed with the Securities and Exchange Commission on September 1, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

REGISTRATION STATEMENT
UNDER SCHEDULE B OF
THE SECURITIES ACT OF 1933

NEW SOUTH WALES TREASURY CORPORATION
(ISSUER)

THE CROWN IN RIGHT OF NEW SOUTH WALES
(GUARANTOR)
(Names of Registrants)

Name and address of authorized agent in the United States for the Issuer and the Guarantor

Puglisi & Associates
850 Library Avenue
Suite 204
Newark, Delaware 19711

Copies to:

Waldo D. Jones, Jr. SULLIVAN & CROMWELL Level 27, The Chifley Tower 2 Chifley Square Sydney, New South Wales 2000 Australia	Adrian J.S. Deitz SKADDEN, ARPS, SLATE, MEAGHER & FLOM Level 13 131 Macquarie Street Sydney, New South Wales 2000 Australia

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities Being Registered	to be Registered(1)	Price per Unit(2)	Offering Price(2)	Fee
Debt Securities	US$150,000,000	100%	US$150,000,000	US$8,370
Guarantee of The Crown in Right of New South Wales	(3)	(3)	(3)	(3)

(1)	Or, if any Debt Securities are issued at an original issue discount or are denominated in a currency other than United States dollars, such different amount as shall result in proceeds of not more than US$150,000,000 to New South Wales Treasury Corporation. The Debt Securities are not being registered for the purpose of sales outside the United States.

(2)	Estimated solely for purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. No separate fee is payable pursuant to Rule 457(m) under the Securities Act of 1933.

(3)	No consideration will be received by The Crown in Right of New South Wales for its guarantee.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Cross reference sheet

Cross reference sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

Schedule B
Item	Heading of prospectus

1	Cover Page
2	Use of Proceeds
3	Supplementary Tables and Information
4	Debt Record
5	Supplementary Tables and Information New South Wales Government Finances
6	Underwriting
7	Authorized Agent in the United States
8	Prospectus Cover Page Use of Proceeds
9	Cover Page Prospectus Cover Page Underwriting
10	Prospectus Cover Page Underwriting
11	*
12	Validity of Notes and Guarantee
13	*
14	*

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

Subject to Completion, dated September 1, 2009

PRELIMINARY PROSPECTUS

US$150,000,000

New South Wales Treasury Corporation

     % Notes due 20
Guaranteed by

The Crown in Right of New South Wales

The Notes bear interest at the rate of     % per year. We will pay interest on the Notes semi-annually in arrears on      and      of each year, commencing on     ,     . The Notes will mature on     , 20     . Other than in connection with certain tax events, we may not redeem the Notes prior to maturity. The Notes will constitute direct, unconditional, unsecured and general obligations of New South Wales Treasury Corporation, referred to herein as the “Issuer”. The Notes will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Issuer.

The Notes are guaranteed by The Crown in Right of New South Wales (the “Guarantor”) pursuant to the provisions of Section 22A(1) of the Public Authorities (Financial Arrangements) Act 1987 of New South Wales (the “PAFA Act”).

The Notes will not be guaranteed by the Commonwealth of Australia under its Australian Guarantee of State and Territory Borrowing Scheme, its Guarantee Scheme for Large Deposits and Wholesale Funding or otherwise.

Per note	Total

Public offering price(1)%	US$

Underwriting discount %	US$

Proceeds to the Issuer(1)(2)%	US$

(1)	Plus accrued interest from , 2009 if settlement occurs after that date.

(2)	Before deduction of expenses payable by the Issuer.

For a discussion of certain United States federal income tax consequences to holders of the securities, see “United States Federal Income Taxation.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters listed below are offering the Notes subject to various conditions. The underwriters will have the right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made through the facilities of The Depositary Trust Company, also known as “DTC”, as well as through the facilities of other clearing systems that participate in DTC, including Clearstream Banking, société anonyme, Luxembourg, also known as “Clearstream”, and Euroclear on or about     , 2009.

J.P. Morgan
Lead Manager

Daiwa Securities America Inc.
Co-Manager

The date of this prospectus is     , 2009.

The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time after its date.

About this prospectus

This Prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission (the “Commission”). This Prospectus contains information you should consider when making your investment decision. The Commission maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the Commission. The information contained herein is not to be construed as legal, business or tax advice. This Prospectus summarizes material documents and other information, and we refer you to them for a more complete understanding of what we discuss herein. In making an investment decision, you must rely on your own examination of us, the Guarantor and the offering. Neither we, nor the Guarantor, nor the underwriters have authorized anyone else to provide you with different information. We are not offering to sell or soliciting offers to buy any securities other than the Notes offered under this Prospectus, nor are we offering to sell or soliciting offers to buy the Notes in places where such offers are not permitted by applicable law. You should not assume that the information in this Prospectus is accurate as of any date other than the date of this Prospectus.

Forward-looking information

This Prospectus contains forward-looking statements. Statements that are not historical facts, including statements about the Issuer’s and the Guarantor’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe,” “may,” “will,” “should,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Issuer nor the Guarantor undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Issuer and Guarantor believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of New South Wales’ major trading partners;

•	the effects of the global financial crisis and subsequent economic downturn, both internationally and in Australia;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in NSW’s domestic consumption;

•	changes in NSW’s labor force participation and productivity;

•	exchange rate fluctuations;

•	downgrades in our credit ratings; and

•	changes in the rate of inflation in NSW.

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Presentation of financial and other information

The fiscal year of the Issuer and the Guarantor is July 1 to June 30. Unless otherwise indicated, annual information presented in this Prospectus is based on fiscal years. In this Prospectus, the fiscal year that began on July 1, 2007 and ended on June 30, 2008 is referred to as “2007-08” and previous and subsequent fiscal years are referred to using the same convention.

For reporting periods beginning on or after January 1, 2005, the financial statements of the Issuer and the NSW Total State Sector Accounts have been prepared in accordance with Australian Accounting Standards (“AAS”) adopted by the Australian Accounting Standards Board (“AASB”), in particular AAS31 Financial Reporting by Governments and Section 6 of the Public Finance and Audit Act 1983 of New South Wales. AAS include Australian Equivalents to International Financial Reporting Standards (“AEIFRS”). The compliance of the financial statements of the Issuer and the NSW Total State Sector Accounts with AAS ensures their compliance with AEIFRS.

The major implication of compliance with AEIFRS is the way in which certain assets and liabilities are measured in both the general government sector and public trading enterprise (“PTE”) sector, as well as their implications for certain operating statement items. A major example of this is the increase in the unfunded superannuation liability as a result of a lower discount rate being used in its valuation. The higher liability also impacts on the superannuation expense item in the operating statement. See “New South Wales Government Finances—Recent Fiscal Outcomes—Net Financial Liabilities” for more information. As such, there is a series break between the 2004-05 fiscal year and prior fiscal years, which were prepared according to previous Australian Generally Accepted Accounting Principles (“Previous AGAAP”), and the 2005-06 and subsequent fiscal years.

Furthermore, financial reporting of the general government sector complies with the accrual based accounting and reporting principles of AASB 1049 Whole of Government and General Government Sector Financial Reporting. This standard will be applied for the first time to the 2008-09 fiscal year and harmonizes the reporting principles of AAS and Government Finance Statistics. The financial statements of prior reporting periods have been restated to AASB 1049 principles on a best endeavors basis to ensure that performance trends can be assessed on a comparable basis. The series break due to the adoption of AEIFRS continues to apply.

Pursuant to the Public Finance and Audit Act 1983 of New South Wales, the Auditor-General of New South Wales has audited the financial statements included elsewhere in this prospectus of the Issuer and the NSW Total State Sector Accounts, in each case, for the years ended June 30, 2007 and June 30, 2008. The financial statements of the Issuer and the NSW Total State Sector Accounts for the year ended June 30, 2009 have not yet been published by the Issuer or the Guarantor. In respect of the financial statements of the Issuer for the years ended June 30, 2007 and June 30, 2008, the Auditor-General issued unmodified independent audit reports. In respect of the NSW Total State Sector Accounts for the years ended June 30, 2007 and June 30, 2008, the Auditor-General issued qualified independent audit reports. Those reports were qualified because the Auditor-General was unable to obtain all information required to form an opinion on the value of Crown Reserves that should be recorded as land, as the State of New South Wales has not yet completed its project of identifying and valuing such land. There are over 33,000 Crown Reserves in New South Wales and the project involves the formal identification of more than 90,000 parcels of land. In 2007-08, over 27,000 parcels were formally identified and converted to NSW’s Integrated Titling System. The identification and conversion work is

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expected to be completed by the end of 2009 and the classification of the properties into categories to facilitate future valuations is expected to be completed by June 2010. Based on a preliminary assessment, the total value of the Crown Reserves is estimated to be between A$1 billion and A$7 billion, although it is possible the total value may come to be outside this range. The value of the Crown Reserves, however, is not currently recognized in the NSW Total State Sector Accounts. Accordingly, the effect of the exclusion of the value of these Crown Reserves from the NSW Total State Sector Accounts is likely to be an understatement of the assets of the Guarantor. For further details, see note (1)—“Principles of Consolidation” to the NSW Total State Sector Accounts for the years ended June 30, 2007 and June 30, 2008.

Statistical information reported herein has been derived from official publications of, and information supplied by, a number of departments and agencies of the State of New South Wales, including its Treasury, and the Commonwealth of Australia, the Reserve Bank of Australia (the “RBA”) and the Australian Bureau of Statistics (“ABS”). Some statistical information has also been derived from information publicly made available by the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (“OECD”). Similar statistics may be obtainable from other sources, but the underlying assumptions, methodology and, consequently, the resulting data may vary from source to source. In addition, statistics and data published by a department or agency of New South Wales or the Commonwealth of Australia may differ from similar statistics and data produced by other departments or agencies due to differing underlying assumptions or methodology. Certain historical statistical information contained herein is based on estimates that the Issuer and/or the Guarantor, including its departments or agencies, believe to be based on reasonable assumptions. The official financial and economic statistics of New South Wales and the Commonwealth of Australia are subject to review as part of a regular confirmation process. Accordingly, financial and economic information may be subsequently adjusted or revised. While neither the Issuer nor the Guarantor currently expects any such revisions to be material, no assurance can be given that material changes will not be made.

Except where otherwise specified herein, the most recent economic and statistical information reported herein provided by departments and agencies of the State of New South Wales, including its Treasury, is from New South Wales Treasury’s 2009-10 Budget, released on June 16, 2009.

Statistical information contained herein relating to the number of persons employed in a given industry for any four quarters has been derived from ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, by taking the average of the number of persons employed over the four quarters ending in the reference quarter. This averaging has been done to account for data volatility between the individual quarters. This volatility has increased as a result of a change in sampling methodology by the ABS. In April 2008, the ABS announced they would be reducing the sample size of the labor force survey, thereby increasing the volatility of the estimates, although the ABS has stated their belief that the survey will remain representative of the Australian labor market. In May 2009, the ABS announced the survey sample size will be progressively reinstated to previous levels between July 2009 and December 2009. The December 2009 estimates, due in January 2010, will be the first published estimates based on the fully reinstated sample.

The ABS has also begun the process of reclassifying industry data according to the Australia and New Zealand Standard Industrial Classification 2006 (“ANZSIC 2006”) from ANZSIC 1993. This has had the effect of introducing new industries while also disaggregating others (e.g. Property and

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Business Services is now broken down into “Rental, Hiring and Real Estate”, “Professional, Scientific and Technical” and “Administrative and Support Services”). Due to the fact that the process is ongoing, industry employment data is now presented in the ANZSIC 2006 format, but industry output data is still presented in the ANZSIC 1993 format. For consistency purposes, NSW Treasury has recast industry employment data provided by ABS in the ANZSIC 2006 format into the ANZSIC 1993 format on a best endeavors basis. As such, industry employment numbers in this Prospectus may not fully correspond to those published in ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly.

Any discrepancies between totals and sums of components in this Prospectus are due to rounding.

Certain terms and conventions used in this prospectus

In this Prospectus, references to “A$” or “$” are to Australian dollars and references to “U.S. dollars” or “US$” are to United States dollars. See “Currency of Presentation and Exchange Rates” for information regarding the rates of conversion of Australian dollars into U.S. dollars for subsequent periods.

In this Prospectus, references to “€” are to the single European currency adopted by certain participating Member States of the European Union as of January 1, 1999 and references to “JPY” are to Japanese yen.

Except as otherwise required by the context, references in this Prospectus to the “Issuer,” “we,” “us” or “our” are to New South Wales Treasury Corporation, and references to the “Guarantor” are to The Crown in Right of New South Wales.

In connection with this offering of Notes, the underwriters or any of their affiliates may, in accordance with all applicable laws, outside Australia and not on a market operated in Australia over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the underwriters or any of their affiliates to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

The distribution of this Prospectus and the offer or sale of Notes may be restricted in particular jurisdictions. You should inform yourself about and observe any applicable restrictions. This Prospectus does not constitute, and may not be used in connection with, an offer to sell or a solicitation of an offer to buy Notes by anyone in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make the offer or solicitation. For a description of particular restrictions on offers and sales of the Notes and the distribution of this Prospectus in Australia, see “Underwriting—Australian selling restrictions” in this Prospectus.

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Prospectus summary

The following summary should only be read in connection with, and is qualified by, the more detailed information and financial data presented elsewhere in this Prospectus.

New South Wales Treasury Corporation

New South Wales Treasury Corporation (the “Issuer”) was established in June 1983 under the provisions of the Treasury Corporation Act 1983 of New South Wales (the “TCA”). The TCA states the objects and purposes of the Issuer. The Issuer is the central financing agency for the State of New South Wales in the Commonwealth of Australia, and for all public authorities within the provisions of the Public Authorities (Financial Arrangements) Act 1987 of New South Wales (the “PAFA Act”). These are predominantly semi-governmental authorities involved in productive activities, including electricity generation, water supply, rail and road transport and highway construction. Local government authorities may borrow through the Issuer if they so desire.

The Issuer is empowered to enter into all forms of financial accommodation, and funds borrowed by the Issuer are lent to the relevant public authorities of the State of New South Wales. Funds raised by the Issuer are invested by it pending advances to such borrowers. The Issuer also provides liability and asset management services for authorities and the Guarantor (as defined below).

The principal office of the Issuer is at Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia and its telephone number is (612) 9325-9325.

For further details regarding the Issuer, see “New South Wales Treasury Corporation” below.

Guarantor

The Guarantor is The Crown in Right of New South Wales (the “Guarantor”). The State of New South Wales (the “State”, “New South Wales” or “NSW”) is Australia’s largest state by population, with approximately 7.0 million people, or 33%, of Australia’s total population as at December 31, 2008. New South Wales and five other British colonies became federated states under the name of the Commonwealth of Australia on January 1, 1901. The Commonwealth of Australia was formed under the Commonwealth of Australia Constitution Act (an Act of the British Parliament).

For further details regarding the Guarantor, see “The State of New South Wales” below.

The offering

Issuer	New South Wales Treasury Corporation.

Guarantor	The Crown in Right of New South Wales.

Notes offered	US$150,000,000 aggregate principal amount of % Notes due .

Maturity date

Use of proceeds	We will use the net proceeds from the sale of the Notes to finance the activities of the State of New South Wales and its public and local authorities.

Interest payment dates	We will pay interest on the Notes semi-annually in arrears on and of each year, commencing on , .

Interest rate	% per year. Whenever it is necessary to compute any amount of interest in respect of the Notes, we will calculate such interest on the basis of a 360-day year consisting of twelve 30-day months.

Redemption	Other than as described under “Description of the Notes—Optional redemption of the Notes upon a change in tax law”, we may not redeem the Notes prior to maturity.

Form, denomination and settlement	We will issue the Notes in the form of one or more permanent global certificates registered in the name of the nominee of DTC. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Definitive certificates representing individual Notes will only be issued in the very limited circumstances described under “Description of the Notes—Form, denominations and registration—Definitive Notes.”

It is expected that delivery of the Notes will be made on or about , 2009 as described below. All Notes sold in the offering will be delivered to the underwriters against payment in immediately available funds. Except as described below, the Notes will be issued only in registered form without coupons and in minimum denominations of US$2,000 principal amount and integral multiples of US$1,000 in excess thereof.

Status of the Notes	The Notes will be our direct, unconditional, unsubordinated and irrevocable obligations and will have the benefit of the statutory charge on our income and revenue provided by Section 22C(1) of the PAFA Act. Furthermore, by Section 22G(1) of the PAFA Act, money payable by us under the Notes ranks and will continue to rank equally without preference by reason of priority of date or otherwise with all obligations to repay financial accommodation, financial adjustments and joint financing arrangements (as each of those terms is defined by the PAFA Act) which repayment is secured by our income and revenue.

Status of the Guarantee	The due payment of principal of, and any interest or premium on, the Notes is guaranteed by the Guarantor (referred to herein collectively as the “Guarantee”), pursuant to Section 22A(1) of the PAFA Act. The Guarantee may only be revoked by an Act of Parliament of the State of New South Wales. Pursuant to Section 22G(2) of the PAFA Act, all

obligations of the Guarantor under the Guarantee rank equally without preference with all other outstanding obligations of the Guarantor and are to be discharged out of the fund formed under Part 5 of the Constitution Act 1902 of New South Wales constituting all public moneys collected, received or held by any person for or on behalf of the State of New South Wales without any appropriation other than Section 22I of such Act. See “Description of the Guarantee”.

Withholding tax and payment of additional amounts	We will pay principal and interest on the Notes without deduction or withholding of taxes or other duties, unless such deduction or withholding is required by law. In the event that certain taxes are payable in respect of the Notes, we will, subject to certain exceptions, pay such additional amounts as will result, after deduction or withholding of such taxes, in the payment of the amounts which would have been payable in respect of the Notes had no such withholding or deduction been required. See “Description of the Notes—Payment of additional amounts”.

Redemption for tax reasons	The Notes may be redeemed at our option at any time, in whole or in part, on not less than 30 nor more than 60 days notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, if any, in certain circumstances in which we would become obligated to pay additional amounts under the Notes. See “Description of the Notes—Optional redemption of the Notes upon a change in tax law”.

Further issues	We may from time to time, without the consent of the holders of the Notes, create and issue additional notes having the same terms and conditions as the Notes so that such issue shall be consolidated and form a single series with the outstanding Notes. Holders of the Notes should be aware that additional notes that are treated for non-tax purposes as a single series with the original Notes may be treated as a separate issue for U.S. federal income tax purposes. In such case, depending upon their issue price, the additional notes may be considered to have been issued with “original issue discount” for U.S. federal income tax purposes, which may affect the market value of the original Notes since such additional notes may not be distinguishable from the original Notes. See “Description of the Notes—Further issues”.

No listing	The Notes will not be listed on any securities exchange.

Fiscal agent	Citicorp International Limited will be the fiscal agent for the Notes under a Fiscal Agency Agreement to be dated as of , 2009.

Paying agent, transfer agent and registrar	Citibank, N.A., London Branch will be the paying agent, transfer agent and registrar for the Notes under a Fiscal Agency Agreement to be dated as of , 2009.

Governing law for the Notes	The Notes will be governed by, and interpreted in accordance with, the laws of the State of New York.

Governing law for the Guarantee	The Guarantee will be governed by, and interpreted in accordance with, the laws of the State of New South Wales, Commonwealth of Australia.

Risk factors

The Issuer and Guarantor believe that the following factors may affect the Issuer’s ability to fulfill its obligations under the Notes and the Guarantor’s ability to fulfill its obligations under the Guarantee. Factors which the Issuer believes may be material for the purpose of assessing the market risks associated with Notes and the Guarantee are also described below. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring. The Issuer believes that the factors described below represent the principal risks inherent in investing in Notes, although the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus to form their own views prior to making any decision as to whether to purchase Notes.

Risks relating to the Issuer

The Issuer cannot assure you that its powers as a statutory corporation under the TCA will remain unchanged.

The Issuer is a statutory corporation which derives its powers from the TCA. There can be no assurance that future administrations of the Government of the State of New South Wales will not introduce new legislation or amend existing legislation in a way that will have a negative impact on the Issuer’s fund-raising or other activities. Any such amendment to the TCA may have an adverse effect on the ability of the Issuer to access the funding markets and make payments under the Notes, and may affect the liquidity of the Notes.

The Issuer may be unable to access suitable funding markets when required or may be required to access funding on less than desirable terms.

If the current downturn in the New South Wales or Australian economies continues or worsens, the most likely impact on the Issuer is that it may be unable to, or may be subject to delays in accessing appropriate funding markets. In the worst case, the Issuer may be unable to refinance significant indebtedness becoming due, including the Notes.

Since the onset of the global financial crisis in the second half of 2008, various governments around the world have provided guarantees of debt securities issued by certain financial institutions. In Australia, the Australian Government announced a Guarantee Scheme on October 21, 2008, for deposits and wholesale funding of eligible authorized deposit-taking institutions (“ADIs”). The arrangements are designed to promote financial system stability in Australia by supporting confidence and assisting ADIs to continue to access funding at a time of considerable turbulence in the debt markets. They are also designed to ensure that Australian financial institutions are not placed at a disadvantage compared to their international competitors that can access similar government guarantees on bank debt. The Australian Government’s Guarantee Scheme for Large Deposits and Wholesale Funding (the “Guarantee Scheme”) formally commenced on November 28, 2008. Access to the Guarantee Scheme is voluntary. Through July 31, 2009, approximately A$110.5 billion of long-term debt instruments and approximately A$16.7 billion of short-term debt instruments had been issued by ADIs which have the benefit of the Commonwealth’s guarantee under the Guarantee Scheme. A consequence of the Guarantee Scheme is that it has become more difficult for Australian State borrowing authorities, including the Issuer, to issue debt securities in the domestic and international markets. Furthermore, following the announcement in December 2008 and February 2009 by the Australian Government of stimulus packages, the Commonwealth of Australia has increased its issuance of debt securities in the domestic markets and is expected to undertake future issuances in the international markets.

On February 20, 2009, Standard & Poor’s downgraded the credit rating of Queensland and the Queensland Treasury Corporation from AAA to AA+. Although the credit rating of the State of New South Wales Treasury Corporation and the State of New South Wales remained unchanged, the downgrade caused the borrowing costs of the Issuer to increase. In response to the downgrade of Queensland and the Queensland Treasury Corporation and the increased borrowing costs faced by other Australian states, on March 25, 2009, the Australian Government announced that it would temporarily offer the Australian States the opportunity to have the borrowings of the States guaranteed by the Commonwealth of Australia upon application and for a fee. The Commonwealth guarantee would cover securities up to a maximum maturity of those issued by the Commonwealth, which is currently 12 years. This guarantee will be available for both existing and new issuances of securities, but will not extend to issuances denominated in currencies other than the Australian dollar. Consequently, the Notes will not benefit from the Commonwealth guarantee. The Issuer announced on June 23, 2009 that it intends to participate in the Commonwealth guarantee for the Issuer’s Australian dollar denominated new debt and existing debt that matures after 2012. The fee payable for the provision of the guarantee for new issuances will be set at 30 basis points for States with a AAA credit rating and 35 basis points for States with a AA+ credit rating. The fee to guarantee existing securities will be set at 15 basis points for States with a AAA credit rating and 20 basis points for States with a AA+ credit rating. The Commonwealth can vary the fee.

Through June 30, 2009, the Issuer has approximately A$46.7 billion of its debt securities outstanding, of which approximately A$22 billion is expected to be covered by the Commonwealth guarantee. While the all-in-cost of the issuance of debt securities in recent months has decreased due to lower coupons, these securities have been issued at increased spreads over the benchmark debt securities issued by the Commonwealth of Australia. It is not possible to predict the pricing and other commercial terms upon which the Issuer may be able to sell its debt securities in the future.

Failure of the Issuer or the Guarantor to maintain their credit ratings could adversely affect its cost of funds, liquidity and access to capital markets.

On June 16, 2009, Standard & Poor’s affirmed its AAA credit rating of the Issuer and Guarantor and moved the rating from negative outlook to stable. The same day, Moody’s Investors Service affirmed its Aaa credit rating of the Issuer and Guarantor, with the outlook remaining stable. Standard and Poor’s had previously placed the rating on negative outlook on August 28, 2008. In taking this action, Standard & Poor’s stated that its rating action reflected the potential for negative pressure on the State’s credit quality following the delayed vote on the proposed sale of the NSW electricity retail assets and long-term lease of the electricity generators. On November 10, 2008, Standard & Poor’s had reaffirmed the negative outlook for the Issuer and the Guarantor and indicated that it remained negative for two principal reasons. First, because of the New South Wales Government’s strong reliance on new revenue initiatives to strengthen the State’s operating position, Standard & Poor’s believed at that time that there was a larger downside risk to the State’s revenues than it would usually expect given recent global economic developments. Second, the State may have potential difficulties in implementing the expenditure savings program and revenue measures given that they may be unpopular. In its

June 16, 2009 release, Standard & Poor’s indicated that it may reassess the rating if the State materially alters its plans to sell the NSW electricity retail assets, materially fails to implement the savings proposals in the 2009-10 Budget, or there are material changes in revenue and expenditure policies in the lead-up to the 2011 election. In its June 16, 2009 release affirming the Aaa credit rating of the Issuer and the Guarantor, Moody’s Investors Service noted that they would be conducting an in-depth analysis of the budget and its medium term impact on NSW’s financial and debt profile as part of their normal due diligence process, focusing on the achievability of NSWs plans to restore budgetary balance once the economic recovery takes hold. As part of their normal review process, Moody’s met with the Issuer and Guarantor on July 3, 2009 and a statement from Moody’s is expected towards the end of 2009. Despite the recent ratings affirmation and Standard & Poor’s change of outlook from negative to stable, there can be no certainty that the Issuer and the Guarantor will maintain their AAA and Aaa credit ratings, particularly if the New South Wales Government alters its plans to sell the NSW electricity assets or is unable to implement the savings proposals in the 2009-10 Budget. If the Issuer and the Guarantor fail to maintain their current credit ratings, this could adversely affect their cost of funds and related margins, liquidity, the willingness of counterparties to transact with them and their ability to access capital markets.

Furthermore, a continuation of the economic downturn increases the possibility of ongoing poor equity market results and the prospect for further falls in the discount rate, which heighten the risk of increases to the State of New South Wales’ unfunded superannuation liability. A higher projected unfunded superannuation liability may mean that the New South Wales Government would have to increase its annual cash contributions to cover any expected shortfall. A worsening unfunded superannuation liabilities position would put pressure on the State’s Triple A credit rating, to the extent that unfunded superannuation affects the State’s net financial liabilities.

A downturn in the New South Wales economy could have an impact on the Issuer’s ability to fulfill its obligations under the Notes.

The Issuer derives the majority of its income from interest income derived from its on-lendings to New South Wales State Governmental bodies and from fees earned for providing liability and asset management services for New South Wales and its public authorities. The ability of these bodies to make principal and interest payments may be impacted by any materially adverse changes in the New South Wales economy. Under regulations adopted under the PAFA Act, any financial accommodation provided by the Issuer to any public authority of New South Wales is guaranteed by the Guarantor pursuant to Section 22A(1) of the PAFA Act. If these public authorities were unable to fulfill their obligations to make payments of principal and interest on on-lent funds, this may have an adverse impact on the Issuer’s ability to fulfill its obligations under the Notes.

Issuer may suffer a significant loss of capital.

If the current downturn in the New South Wales or Australian economies continues, the Issuer may suffer a loss as a result of changes adversely affecting the market values of any investments or hedging positions that the Issuer may have taken. In the worst case, the Issuer may suffer a large loss due to a credit failure by an investment or hedge counterparty, most of which are Australian issuers and counterparties although the Issuer does allocate a portion of its investment portfolio to non-Australian debt securities and equities.

You may not be able to enforce a judgment against the Issuer.

The Issuer is not immune from suit in the Federal Court of Australia or the Courts of New South Wales and proceedings may be taken against the Issuer in accordance with the provisions of the Crown Proceedings Act 1988 of New South Wales (the “CPA”). The Treasurer of New South Wales is required under the CPA to pay (out of any money legally available) all money payable by the Issuer under any judgment, including any interest (to the extent the same is not paid by any other person), but moneys will generally not be regarded as being legally available unless an appropriation Act has been passed. Furthermore, no execution, attachment or similar process can be issued out of any court against the Issuer or any property held by the Issuer and accordingly investors may not be able to recoup all or any part of their investment. Also, investors may not be able to effect service of process on the Issuer or its directors and executive officers or enforce judgments against them or the Issuer outside the United States. The Issuer has been advised by its Australian counsel that there is doubt as to whether an Australian court would enforce a judgment of liability obtained in the United States against the Issuer predicated solely upon the securities laws of the United States.

Risks relating to the Guarantor

The continued downturn in the New South Wales or Australian economies could adversely impact the Guarantor’s ability to fulfill its obligations under the Guarantee.

The Guarantor guarantees the payment of principal and interest when due on the Notes. The Australian and New South Wales economies are operating against the backdrop of the most significant upheaval in global financial markets since the Great Depression. The slowdown in the global economy has had and will have inevitable adverse consequences for both the Australian and New South Wales economies. The Guarantor relies to a large extent on personal and corporate income taxes and goods and services taxes and grants from the Commonwealth of Australia to meet its funding obligations. The Guarantor’s main sources of revenue are transfers from the Commonwealth (including Goods and Services Taxation revenue) and State taxation revenue. As most of these revenues are economy-based, a material adverse change in the New South Wales economy has and could continue to result in decreased tax revenues. In addition, a material adverse change in the economy of the Commonwealth of Australia could affect the amount of transfer payments that the Guarantor receives. These events could ultimately adversely affect the ability of the Guarantor to fulfill its obligations under the Guarantee.

You may not be able to enforce a judgment against the Guarantor.

The Guarantor is not immune from suit in the Federal Court of Australia or the Courts of New South Wales and proceedings may be taken against the Guarantor in accordance with the provisions of the CPA. The Treasurer of New South Wales is required under the CPA to pay (out of any money legally available) all money payable by the Guarantor under any judgment, including any interest (to the extent the same is not paid by any other person). No further appropriation other than the PAFA Act is required for the purposes of making moneys legally available to make payment under the Guarantee, but no execution, attachment or similar process can be issued out of any court against the Guarantor or any property held by the Guarantor and accordingly investors may not be able to recoup all or any part of their investment. Furthermore, investors may not be able to effect service of process on the Guarantor or enforce judgments against the Guarantor outside the United States. The Guarantor has been advised by its Australian counsel that there is doubt as to whether an Australian court would enforce a judgment of liability obtained in the United States against the Guarantor predicated solely upon the securities laws of the United States.

Risks which are material for the purpose of assessing the market risks associated with Notes

Notes may not be a suitable investment for all investors.

Each potential investor in any Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the relevant Notes and the information contained in this Prospectus;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact such investment will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes;

(iv) understand thoroughly the terms of the Notes and be familiar with the behavior of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment in the Notes and its ability to bear the risks arising from that investment.

The Notes may be purchased by investors as a way to reduce their risk or enhance their yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes unless it has the expertise (either alone or with the help of a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of such Notes and the impact this investment will have on the potential investor’s overall investment portfolio.

Risks related to Notes generally.

Set out below is a brief description of certain risks relating to the Notes generally.

Modification and substitution may adversely affect the interest of holders of the Notes.

The terms of the Notes described in this Prospectus under “Description of the Notes—Meetings, amendments and waivers”, contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit holders of 66 2/3% of aggregate principal amount of the outstanding Notes to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to those holders of 66 2/3% of aggregate principal amount of the outstanding Notes. In addition there are no provisions requiring special quorums of Noteholders, except that any modification, inter alia, postponing the dates of maturity or redemption of the Notes or any date for payment of interest in respect thereof, or reducing or canceling the amount of principal or the rate of interest in respect of the Notes, will only be binding if passed at a meeting of Noteholders (or at any adjournment thereof) at which a special quorum of 75% (provided for in the Fiscal Agency Agreement dated     , 2009 as it may be supplemented, amended and/or restated from time to time) is present.

The terms of the Notes described in this Prospectus under “Description of the Notes—Substitution” also provide that the Issuer may, without the consent of Noteholders, be replaced as principal debtor under any Notes by a successor statutory body or body corporate, constituted by public Act of the State of New South Wales, which by the provisions of the Act by which it is constituted assumes all of the obligations of the Issuer under the Notes, or by the Guarantor, so long as (i) such statutory body or body corporate, or the Guarantor, if applicable, executes such documents and obtains all regulatory and other governmental approvals and consents necessary to assume such obligations and does all such other acts as shall be necessary for it to assume the obligations of the Issuer under the Notes as if such statutory body or body corporate, or the Guarantor, if applicable, was named therein as the Issuer, (ii) the interests of the holders of the Notes are not in any way prejudiced by such substitution and (iii) if the Issuer is being replaced as principal under the Notes by a successor statutory body or body corporate, the Guarantee of the Notes remains in full force and effect and the holders of the Notes remain entitled to the full benefit of the Guarantee in accordance with Section 22A(1) of the PAFA Act or another guarantee by the Guarantor on terms and conditions which are the same or have substantially the same financial effect as the Guarantee provided by the Guarantor on the original issue date of the Notes.

Any change of law may adversely impact the Notes.

The terms of the Notes are governed by the laws of the State of New York in effect as at the date of issuance of the Notes. The terms of the Guarantee are in accordance with Section 22A(l) of the PAFA Act, which is a New South Wales law. No assurance can be given as to the impact of any possible judicial decision or change to, as applicable, New York or New South Wales law or administrative practice after the date of this Prospectus.

Legislation may be enacted which would amend or revoke the Guarantee.

The Guarantee is a statutory guarantee pursuant to the provisions of Section 22A(l) of the PAFA Act. The Guarantee is unconditional and may only be revoked by legislation passed by the Parliament of New South Wales. However, there can be no assurance that legislation will not be enacted in the future which would have the effect of amending or revoking the Guarantee. Any such amendment or revocation may have a material adverse effect on the value of the Notes and/or the likelihood of investors recouping their investment in any Notes.

Risks related to the market generally.

Set out below is a brief description of certain market risks (including liquidity risk exchange rate risk, interest rate risk and credit risk).

Illiquidity may have an adverse effect on the market value of the Notes.

The Notes will not be listed on any securities exchange. The Notes will have no established trading market when issued. In light of the relatively limited amount of Notes being offered, it is likely there will only be a limited number of investors and, consequently, very limited liquidity in the Notes, if any. An established trading market may never develop. If a market does develop, it is likely not to be very liquid. Therefore, investors may be unable to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. Illiquidity may have an adverse effect on the market value of Notes.

Exchange rate risks and exchange controls may adversely affect an investor’s return on the Notes.

The Issuer will pay principal and interest on the Notes in U.S. dollars. This presents certain risks relating to currency conversions if an investor’s financial activities are denominated principally in a currency or currency unit (the “Investor’s Currency”) other than U.S. dollars. These include the risk that exchange rates may significantly change (including changes due to devaluation of the U.S. dollar or revaluation of the Investor’s Currency) and the risk that authorities with jurisdiction over the Investor’s Currency may impose or modify exchange controls. An appreciation in the value of the Investor’s Currency relative to the U.S. dollar would decrease (1) the Investor’s Currency-equivalent yield on the Notes, (2) the Investor’s Currency-equivalent value of the principal on the Notes and (3) the Investor’s Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Changes in interest rates may adversely affect the market value of the Notes.

Since the Notes will pay interest at the rate fixed at the time of issuance of the Notes, purchasers of Notes face the risk that subsequent changes in market interest rates may adversely affect the value of the Notes.

Legal investment considerations may restrict certain investments.

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) the Notes are legal investments for it, (2) the Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any of the Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of the Notes under any applicable risk-based capital or similar rules.

The Notes’ credit ratings may not reflect all risks of an investment in the Notes.

The credit ratings of the Notes may not reflect the potential impact of all risks related to the Notes and other factors related to any trading market for, or trading value of, the Notes. In addition, real or anticipated changes in the credit ratings of the Notes will generally affect any trading market for, or trading value of, the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, cancellation, reduction or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

Use of proceeds

We will use the net proceeds from the sale of the Notes to finance the activities of the State of New South Wales and its public and local authorities.

Exchange controls

The Australian dollar is convertible into U.S. dollars at freely floating rates. However, the Charter of the United Nations (Dealing with Assets) Regulation 2008 under the Charter of the United Nations Act 1945 (Cth), the Banking (Foreign Exchange) Regulations 1959 (Cth) (“Foreign Exchange Regulation”) promulgated under the Banking Act 1959 (Cth), the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) and other acts and regulations in Australia restrict or prohibit payments, transactions and dealings with assets having a prescribed connection with certain countries or named individuals or entities subject to international sanctions or associated with terrorism or money laundering.

The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Federal Government Gazette. This includes individuals or entities linked with the former Iraqi regime, Al Qa’ida, Jemaah Islamiyah, the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence.

Transactions involving (but not limited to):

•	individuals and entities associated with the former government of the Federal Republic of Yugoslavia;

•	certain ministers and senior officials of the Government of Zimbabwe and senior management of state-owned enterprises of Zimbabwe;

•	certain entities and individuals associated with the Democratic People’s Republic of Korea;

•	current and key former members of the ruling State peace and Development Council, current and key former ministers, senior military officers, prominent business associates of the Burmese regime, and immediate family members of these individuals; and

•	several Iranian entities and persons who contribute to Iran’s proliferation activities but are not already listed by the United Nations Security Council,

are prohibited under the Foreign Exchange Regulations, without prior approval from the Reserve Bank of Australia. The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Federal Government Gazette and through media releases published on its website.

The Australian Department of Foreign Affairs and Trade maintains a list of all persons and entities having a prescribed connection with terrorism which is available to the public at the Department’s website at http://www.dfat.gov.au/icat/UNSC_financial_sanctions.html. This website is not intended to be incorporated by reference into this Registration Statement.

Currency of presentation and exchange rates

The Issuer and the Guarantor publish their financial statements in Australian dollars. The Issuer’s and Guarantor’s fiscal years each end on June 30 of each year. The following table sets forth, for the fiscal years indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers of Australian dollars as certified for customs purposes for the Federal Reserve Bank of New York, expressed in U.S. dollars per A$1.00. Also set forth below are the high and low noon buying rates for each of the last full six months. On August 28, 2009, the noon buying rate was US$0.8425 = A$1.00.

Fiscal year ended June 30	At period end	Average rate(1)	High	Low

2004	0.6952	0.7134	0.7979	0.6390
2005	0.7618	0.7534	0.7974	0.6880
2006	0.7423	0.7475	0.7781	0.7056
2007	0.8491	0.7867	0.8491	0.7407
2008	0.9562	0.8969	0.9644	0.7860
2009	0.8055	0.7433	0.9797	0.6073

	2009
	March	April	May	June	July	August(2)

High	0.7017	0.7317	0.7993	0.8195	0.8339	0.8428
Low	0.6301	0.6941	0.7290	0.7851	0.7751	0.8201

(1)	The daily average of the noon buying rates on the last day of each month during the period.

(2)	Through August 28, 2009.

New South Wales Treasury Corporation

New South Wales Treasury Corporation (the “Issuer”) was established in June 1983 under the provisions of the Treasury Corporation Act 1983 of New South Wales (the “TCA”). The TCA states the objects and purposes of the Issuer. The Issuer is the central financing agency for the New South Wales Government and for all public authorities within the provisions of the PAFA Act. These are predominantly semi-government authorities involved in productive activities including electricity generation, water supply, rail and road transport and highway construction. Local government authorities may borrow through the Issuer if they so desire.

The Issuer is empowered to enter into all forms of financial accommodation and funds borrowed by the Issuer are lent to the relevant public authorities or the Government. Under regulations adopted under the PAFA Act, any financial accommodation provided by the Issuer to any public authority of New South Wales is guaranteed by the Guarantor pursuant to Section 22A(1) of the PAFA Act. Funds raised by the Issuer are invested by it pending advances to such borrowers. The Issuer also provides liability and asset management services for authorities and the Government.

Investors in the securities of the Issuer issued in respect of borrowings obtained by the Issuer (including the Notes) are provided, under the provisions of the PAFA Act, with security by way of a charge on the income and revenue of the Issuer. All funds lent by the Issuer to public authorities are in turn secured on the income and revenue of those authorities.

Securities issued by the Issuer issued in respect of borrowings obtained by the Issuer (including the Notes) are guaranteed by The Crown in Right of New South Wales under the PAFA Act. The Guarantor’s guarantee for the borrowings of the Issuer is payable from the fund formed under Part 5 of the Constitution Act of 1902 of New South Wales constituting all public moneys collected, received or held by any person for or on behalf of the State of New South Wales (the “Consolidated Fund”) without the need for further legislative approvals.

The Issuer is not subject to any direct federal income taxes in the Commonwealth of Australia or New South Wales State taxes. The Issuer is subject to the Commonwealth Goods and Services Tax which commenced on July 1, 2000.

The Issuer is not regulated by the Australian Prudential Regulation Authority (the “APRA”) or the Australian Securities and Investments Commission, which regulate most Australian financial markets operators. The Issuer’s activities are reviewed and monitored by a number of external entities, including the Treasurer of New South Wales, the New South Wales Treasury and the Auditor-General of New South Wales. The Issuer is committed to governance matters by working with its Board of Directors and an external professional accounting firm to continually develop its internal governance awareness in line with recent industry pronouncements.

The board policies of the Issuer are determined by its Board of Directors. The operations of the Issuer are managed by the Chief Executive in accordance with such policies and directions as may be given by the Board. Anything undertaken in the name of or on behalf of the Issuer by the Chief Executive, or with his authority, is taken to have been performed by the Issuer. The Issuer is subject to the control and direction of the Treasurer of New South Wales.

The principal office of the Issuer is at Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia and its telephone number is (612) 9325-9325.

Board members

The present Board Members of the Issuer are as follows:

•	Michael Schur, MSc(Econ), MCom (Econ)—Chairperson of the Board; also Secretary of New South Wales Treasury, Deputy Secretary, New South Wales Treasury, Office of Infrastructure Management (5 years). World Bank advising on infrastructure reforms (5 years).

•	Kevin Cosgriff MA, BSc (Hons)—Deputy Chairperson of the Board; member of Human Resources Committee; also Deputy Secretary, Fiscal and Economic New South Wales Treasury. Previously involved in microeconomic and macroeconomic policy for United Kingdom Treasury and New Zealand Treasury.

•	Cristina Cifuentes BEc, LLB (Hons)—Non-executive director, member of Audit Committee. Economics and investment management for 25 years. Director, FSS Trustee Corporation.

•	Michael Cole BEc, MEc, FFin—Non-executive director, Chairperson of Human Resources Committee. Banking and investment management for 36 years. Chairman, Platinum Asset Management Limited; Chairman, IMB Limited; Chairman, Indemnified Loans Committee; Chairman and Director, Ironbark Capital Limited; Director, State Super Financial Services Australia Limited; Director OneVue Limited; Director, Challenger Listed Investments Limited.

•	Bruce Hogan AM, BEc (Hons), FAICD—Non-executive director, Chairperson of Audit Committee. Finance and industry for 38 years. Director and Chair, State Super Financial Services Australia Limited; Director, Snowy Hydro Limited; Director, Hogan & Company Pty Limited; former Joint Managing Director, Bankers Trust Australia.

•	Stephen Knight BA, FAICD—Chief Executive of the Issuer. Banking and public sector, financial management for 28 years. Director, Australian Financial Markets Association.

•	Hon. Andrew J. Rogers QC, LLB (Hons), DUniv—Non-executive director, member of Audit Committee. Barrister and Queens Counsel for 23 years; Judge then Chief Judge of the Supreme Court of New South Wales for 13 years; Commercial Arbitrator and Mediator; Director, EnDispute Pty Limited; Chairman, Capital Markets CRC Limited; Probity Advisor to Leighton Holdings Limited and its operating subsidiaries.

•	Hon. Alan Stockdale BA, LLB—Non-executive director, member of Human Resources Committee. Barrister for 12 years. Member of Victorian Parliament for 15 years. Former Treasurer of Victoria and Minister for Information Technology and Multimedia. Former Executive Director, Macquarie Bank Limited; Chairman, Senetas Corporation Limited; Chairman, Medical Research Commercialization Fund Pty Ltd; Federal President, Liberal Party of Australia.

Each Board Member’s business address is Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia.

Directors must monitor and disclose any actual or potential conflicts of interest as these arise. The TCA requires any director who has a pecuniary interest in a matter being considered or to be considered by the Board to declare the nature of the interest. These declared interests are recorded in a publicly available register. Unless the NSW Treasurer determines otherwise, the director is required not to attend at the Board meeting or to take part in decisions about matters relating to declared pecuniary interests. Certain of the members of the Issuer’s Board are also directors of other New South Wales Government entities which are also clients of the Issuer.

Audit committee

The Issuer’s Audit Committee is an advisory body to the Issuer’s Board of Directors on issues relating to internal and external audit, financial reporting and other accountabilities. The objectives of the Audit Committee are determined by the Board of Directors and codified in a charter.

The Audit Committee’s primary responsibilities are to:

•	provide an avenue for communication between internal and external auditors, management and the Board of Directors of the Issuer;

•	report to the Board on whether the frameworks used by the management for risk management, legal and regulatory compliance and internal controls are adequate and suitable for the needs of the business;

•	report to the Board on whether the annual financial statements to be presented to the external auditors have been prepared with care, to ensure that all relevant information is disclosed and that the appropriate accounting policies have been applied; and

•	report to the Board on the implications of any significant changes in accounting policies.

The present members of the Audit Committee of the Issuer are Cristina Cifuentes, Bruce Hogan and the Hon. Andrew J. Rogers.

Subsidiaries

The Issuer owns all of the issued share capital in TCorp Nominees Pty Limited (“TCorp Nominees”), a company incorporated in the State of New South Wales. TCorp Nominees’ directors are Stephen Knight, Chief Executive of the Issuer, Scott Mannix, General Manager, Legal & Strategy of the Issuer and Paul Smith, General Manager, Finance and Administration of the Issuer.

The principal activity of TCorp Nominees consists of participating in financial transactions in conjunction with the Issuer. Substantial transactions between the Issuer and TCorp Nominees during the year ended June 30, 2008 consisted of TCorp Nominees acting as security trustee in connection with a financing provided by the Issuer. On a consolidated basis, TCorp Nominees provides no additional assets or liabilities to the Issuer’s balance sheet.

Financial information

As at June 30, 2009, the Issuer had approximately A$49.020 billion in assets and approximately A$48.945 billion in liabilities compared to A$37.053 billion in assets and A$37.010 billion in liabilities at June 30, 2008. At the date of this prospectus, the June 30, 2009 figures have not been audited. See “Presentation of Financial and Other Information” for further details. See also “Financial Statements—New South Wales Treasury Corporation”.

TCorp’s risk management strategy

The Issuer’s risk management strategy is established by its Board of Directors and aims to identify and manage the risks associated with the Issuer’s business. The risk management strategy documents the process for ensuring the effective management of risk through a system of governance frameworks, internal controls, operational procedures and external review.

As part of the Issuer’s governance framework, the Audit Committee acts as an advisory body to the Issuer’s Board on issues relating to internal and external audits, risk management and financial reporting.

The Issuer operates under self-imposed capital requirements based on prudential statements published by Australia’s prudential regulator, APRA. Within these Issuer specific capital constraints, the Issuer manages market, credit and operational risks to ensure that the level of capital is sufficient to cover the financial risks incurred in the Issuer’s daily business.

Market risk

The Issuer uses a Value-at-Risk model based on historical data simulation to assess capital requirements arising from market risk. The model captures the potential for loss of earnings or changes in the value of the Issuer’s assets and liabilities arising from movements in interest rates and key credit spreads and from fluctuations in the prices of bonds or other financial instruments.

Credit risk

In conducting its business, the Issuer invests in investment grade financial assets issued by parties external to the whole of the New South Wales Government grouping. Credit exposures are monitored daily against Board approved limits.

Operational risk

Operational risk can arise from events such as settlement errors, system failures, procedural breakdowns and external factors. The Issuer reviews all possible risks of this nature, assesses the mitigating factors and controls and evaluates the residual risks. High risks are managed by improving procedures and process flows, ensuring segregation of duties, insurance cover, allocation of capital to cover operational risks and business continuity plans.

External independent auditor

The Issuer is audited annually by the Audit Office of New South Wales, which reports directly to the New South Wales Parliament. The Issuer engages external organizations to undertake its internal audit functions (currently Deloitte Touche Tohmatsu). The internal auditors perform audit tasks according to an audit plan agreed with the Audit Committee and report findings directly to the Audit Committee.

The State of New South Wales

General

The State of New South Wales (the “State”, “New South Wales” or “NSW”) is Australia’s largest state by population, with approximately 7.0 million people, or about 33%, of Australia’s total population as at December 31, 2008 (latest available). The majority of NSW’s population, approximately 4.4 million people, is concentrated in the Sydney metropolitan area. Other significant regional centers include Newcastle (531,191) and Wollongong (284,169)1.

NSW has the largest and most diversified economy of all the Australian States. In 2007-08 (the latest fiscal year for which data is available), NSW made up 31.8% of the national economy in terms of output, significantly more than the next two largest States of Victoria (23.7%) and Queensland (18.9%). In terms of output share (defined as an industry’s share of Total State Gross Value Added (“GVA”)), the dominant industries in the NSW economy are Property and Business Services, Finance and Insurance Services and Manufacturing. Furthermore, Sydney is well-known and regarded as a major financial hub within the Asia-Pacific region and globally.

1 Populations for Sydney, Newcastle and Wollongong are as at June 30, 2008 (latest available).

The State has a large, skilled and multi-lingual workforce. At May 31, 2008 (latest available), approximately 56.0% of NSW’s working age population held tertiary qualifications—higher than the national average of 53.9%. This included over 1.4 million people with vocational qualifications2.

Government of NSW

NSW forms a part of the federation known as the “Commonwealth of Australia”, with the Australian Constitution providing for a division of responsibilities between the State and federal levels of government. The Australian Government is responsible for issues of national interest, such as foreign policy, defense, currency and banking. It is also primarily responsible for overall economic management through fiscal policy, monetary policy and exchange rate management. The Australian Government has the exclusive power to impose customs and excise duties, and exercises the power concurrently with the States to levy other forms of taxation.

NSW retains autonomy and control over those areas for which it is constitutionally responsible. These include health, education, transport networks (including roads, rail and ports), public order and safety and business regulation. As such, the focus of the NSW Government is on the allocative and productive efficiency of service delivery, regulatory policy and taxation.

The NSW Parliament is the oldest parliament in Australia, being first established in 1856. It consists of two chambers, the Legislative Assembly and the Legislative Council. The leader of the Government (the “Premier”) must come from the Legislative Assembly, although Ministers may come from either chamber.

Currently the party holding Government is the Australian Labor Party, which first came to office in March 1995. The current Premier of NSW is the Honorable Nathan Rees, who was sworn in as Premier in September 2008.

The executive power of the State is formally exercised by the Governor of New South Wales (the “Governor”), who represents the Crown. This power is exercised on the advice of and through the Ministers, who are responsible to the Parliament. The Governor and Ministers form the Executive Council, which is the supreme executive authority in NSW and the formal, official arm of the Government. The Executive Council gives legal authority to proclamations, regulations, appointments to the public service, judiciary, and other public positions (such as officers of the Parliament), and commissions for officers of the police force.

In practice, the executive power of the State is exercised by the “Cabinet” or “Ministry” (which in New South Wales, consists of all Ministers, including the Premier) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The decisions made by Ministers, either individually or together (in Cabinet) provide policy and direction for Government. Each Minister has one or more Government departments or agencies for which he or she is in charge and responsible to the Parliament. They also have a number of laws which they and their departments administer and must work within.

2 Source: Australian Bureau of Statistics, Education and Work, Australia, May 2008, (ABS 6227.0.)

Ministers are responsible for the effectiveness and efficiency of the agencies within their portfolio. These agencies are staffed by career public servants and are headed by appointed “permanent heads”. The Minister, working together with their agency, implements and develops Government policy and new legislation and also ensures agencies meet their goals and purposes within their allocated budgets.

The authority of the NSW Parliament is needed for the raising of all State revenues and for all State expenditures. The State’s accounts (including the financial statements of the Issuer) are audited on an annual basis by the NSW Auditor-General, who reports annually to the NSW Parliament on each year’s financial operations.

NSW’s judicial system is made up of three tiers—the Local Court, the District Court and the Supreme Court, which is the highest tier. There are other tribunals and courts in NSW that deal with special categories of disputes, such as industrial relations, land and environment matters and administrative decisions, among others. The primary role of a State court is to deal with State law, although the Supreme Court is also able to hear appeals for both civil and criminal matters. In NSW, the judiciary is appointed by the Governor, acting upon the advice of the Executive Council.

A number of separate entities have been established in NSW under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “Public Enterprises”.

Public enterprises are generally commercially focused entities and include public trading enterprises (“PTEs”) and public financial enterprises (“PFEs”). They operate under the NSW Government’s Commercial Policy Framework, which aims to replicate disciplines and incentives that lead private sector businesses towards efficient commercial practices. The commercial agencies in this sector generally pay dividends and tax equivalent payments to the general government sector, in accordance with normal commercial principles.

Some PTEs address important social objectives and provide services to client groups on a subsidized basis. These include Rail Corporation New South Wales and the Department of Housing, which receive substantial grants from the general government sector to provide these services.

Local Government is the third tier of government in Australia (the other two being federal and State). In NSW local government is constituted under State law, but is largely independent of State Government. To a large extent local governments are responsible for raising and managing their own revenues. Major sources of income include annual rates and charges and, to a lesser extent, federal grants and borrowings.

The NSW Government’s responsibility for local government funding is limited to the following areas:

•	Setting and overseeing the rate pegging system—this system determines the amount by which local governments can raise their rates from one year to the next;

•	Administering the system of special rate variations in cases where local governments want to raise rates by more than the peg;

•	Distributing federal grants to local governments through the State Grants Commission; and

•	Overseeing local government borrowings to ensure prudent levels of borrowing are undertaken.

In the 2009-10 Budget, the NSW Government announced the Local Infrastructure Fund, a temporary measure providing A$200 million in interest free loans to local governments for infrastructure projects that local governments are unable to undertake due to funding constraints. Approved projects must commence during the 2009-10 year and be completed within 18 months. Local Governments alone will be responsible for any ongoing costs and the management of the approved projects.

The Issuer does not borrow on behalf of local governments, as they borrow in their own right. Also, while the NSW Government monitors local government borrowings, it is not legally obliged to intervene should a local government be in default.

The following depicts the structure of the Total State Sector:

Economic outlook

New South Wales is linked to the global economy through both financial and trade channels. Thus it continues to be affected by the current global economic downturn.

Indicators suggest that the global economy worsened sharply in the December quarter 2008 and the March quarter 2009. In its April 2009 World Economic Outlook (released April 22, 2009), the International Monetary Fund (“IMF”) estimated that global Gross Domestic Product (“GDP”) fell at an annualized rate of 6.25% in the December quarter 2008 and by a similar amount in the March quarter 2009. Japan’s GDP fell at annualized rates of 13.5% and 14.2% in the December 2008 and March 2009 quarters respectively. Contraction in the US economy eased from an annualized rate of 6.3% in the December quarter 2008 to a 5.5% annualized rate in the March quarter 2009. China’s GDP slowed steadily throughout 2008 and into 2009, from 10.6% annual growth in the first quarter of 2008 to 6.1% annual growth in the first quarter of 2009. In the second quarter of 2009, the Chinese economy grew by 7.9% on a year ago in real terms, as the large stimulus enacted by the Chinese Government appears to be taking hold. These movements are significant as these economies constitute NSW’s top trading partners.

It is expected that the global economy will remain subdued in 2009 before recovering modestly in 2010. In its April 2009 World Economic Outlook, the IMF forecast global GDP to contract by 1.3% in 2009 (compared to its first forecast for 2009 GDP growth of 3.0%, provided in its October 2008 World Economic Outlook) before growing by about 1.9% in 2010. On July 8, 2009 the IMF released its World Economic Outlook Update, in which its forecast for 2009 was revised down to a 1.4% contraction and growth in 2010 was revised up to 2.5%. On June 22, 2009 the World Bank released its Global Development Finance report which forecast a 1.7% contraction in 2009 followed by growth of 2.8% in 20103. Similarly, the OECD’s Economic Outlook (released June 24, 2009) forecasts world growth to decline by 2.2% in 2009 before growing by 2.3% in 20104. Although expectations are for the global economy to grow in 2010, growth will be significantly below the growth rates of around 4.5% per annum experienced in recent years.

There are a number of negative risks associated with the global outlook for 2010, namely:

•	continued weakness in the financial economy leading to further weakness in the real economy if credit market issues are not resolved;

•	the deteriorating fiscal position of a number of governments internationally. Given the significant levels of fiscal stimulus imparted already, if the crisis worsens or continues for longer than currently expected, governments will not be in as strong a fiscal position to provide further help to the economy. A continued deterioration in the economy will further pressure government revenues leading to higher borrowings. This may lead to some governments’ credit ratings being downgraded, leading to higher borrowing costs, while in some cases governments may have to default on their loans; and

•	investor concerns about public debt in some countries, reflected in higher bond yields, may deter private investment and delay recovery.

3 The World Bank forecasts above are based on the ‘purchasing power parity’ measure of GDP, which is consistent with the IMF’s and OECD’s methodology. The World Bank’s headline GDP growth forecasts are based on market exchange rates, which forecast a contraction of 2.9% in 2009 and growth of 2.0% in 2010.
4 The OECD defines ‘world’ as the OECD member countries and Brazil, Russia, India and China—together covering 81% of total world GDP.

On the positive side, it appears that much of the fiscal and monetary stimulus being undertaken by governments and central banks around the world is beginning to take effect and should help support economic activity in the near term. Furthermore, a number of central banks have stated they will maintain an accommodative monetary policy stance until there are definite signs of recovery.

Recently there have been some tentative signs of economic stabilization, although sentiment remains very fragile. By mid-June equity markets had risen significantly from their mid-March lows, as had commodity prices. In the US, non-farm payroll data shows that the rate of job shedding has been easing since February 2009, while the Institute of Supply Managers index, an indicator of manufacturing activity, suggests the rate of decline in manufacturing activity has been slowing. Similarly, the Chinese Performance of Manufacturing Index showed that manufacturing activity has been improving since about November 2008 and has been expanding since April 2009. Nevertheless, the current consensus is that a recovery in the global economy is unlikely in the near term.

The outlook for Australia appears to be similar to that of the rest of the world, although to date, economic indicators for the Australian economy have been more positive than most of the other major economies. For instance, GDP rose at an annualized rate of 1.6% in the March quarter 2009. In its 2009-10 Budget (released May 12, 2009), the Australian Government expects Australian economic growth in 2008-09 to be flat, before contracting by 0.5% in 2009-10 and followed by growth of 2.25% in 2010-11. The unemployment rate is expected to peak at 8.5% in the June quarter 2011 compared to the average of 5.7% in the three months to June 2009.

The Australian Government announced stimulus packages in October 2008 and February 2009, worth a combined A$52.4 billion with a further A$22 billion infrastructure spending package announced in the 2009-10 Budget. Furthermore, the Reserve Bank of Australia (“RBA”) has cut interest rates from 7.25% in August 2008 to 3.00% in June 2009. In the medium term, lower interest rates and tax bonuses5 are expected to boost household consumption while infrastructure projects announced in February 2009 and the 2009-10 Budget should boost investment in housing, education, health, transport, communications and environmental technologies.

The slowdown in global economic activity is also expected to adversely impact Australian and NSW international trade. As of July 10, 2009, the Australian dollar has fallen by about 15.8% in trade weighted terms, (i.e., compared to the weighted average of Australia’s major trading partners’ currencies) from its July 21, 2008 peak, though it has been steadily appreciating since its low point on February 2, 2009 (when it was down 29.3% on the July 21, 2008 peak). On the one hand, the lower exchange rate has made exports less expensive and thus more competitive, although some of this advantage has been eroded since February 2009. Also, given that many contracts for Australian resources are priced in US dollar terms, a further boost to local incomes might be expected. Of greater significance is the fact that that anticipated slower global growth ahead will reduce export demand in terms of both volume and value.

Since the release of the 2008-09 Budget in June 2008 the outlook for the NSW economy has been revised downward. This change in outlook is reflected in the latest forecasts contained in the NSW 2009-10 Budget (released on June 16, 2009). The latest forecasts are for economic growth in 2008-09 of 0.25% (compared to the 2.0% growth forecast of the 2008-09 Budget) and a contraction of 0.5% in 2009-10. Employment is expected to fall by 1.75% in 2009-10 and rise

5 These include the Tax Bonus for Working Australians; the Single-Income Family Bonus, the Farmer’s Hardship Bonus, the Training and Learning Bonus, and the Back to School Bonus.

by only 0.25% in 2010-11. Consequently, the unemployment rate is forecast to rise from an average 5.6% in the 12 months to June 2009 to an average 7.75% in 2009-10 and 8.5% in 2010-11. State Final Demand, a more timely measure of economic activity, as it is released quarterly, is expected to contract by 1.0% in 2009-10 compared to 4.4% growth in 2007-08 and estimated growth of 1.0% in 2008-09.

A survey of private sector capital spending intentions released in February 2009 (latest available) indicated that for the 2009-10 year, private firms in NSW intend to scale back their capital expenditure plans by 10.6%. This compares to a 0.6% rise for private firms Australia-wide6.

While the current outlook for NSW is for weaker outcomes, a number of factors should help support the NSW economy in the medium term. Infrastructure spending by the NSW Government is expected to total A$18.0 billion in 2009-10 (including spending announced by the Australian Government), providing support to the construction industry. NSW is also benefiting from RBA interest rate cuts. Interest rate cuts are proving to be especially beneficial given the higher levels of household debt in NSW compared to the other States and Territories and because a large majority of mortgages in Australia are floating rate rather than fixed rate. Furthermore, housing initiatives announced in late 2008 and in the 2009-10 NSW Budget are expected to help boost NSW’s housing market.

The deteriorating economic environment is affecting both consumer and business confidence. NSW revenues are thus being affected through lower household spending (which impacts on GST revenue), softer employment growth (which affects payroll tax receipts) and a more sluggish housing sector (with implications for purchaser transfer duties). Slower global growth will affect demand for NSW coal exports which in turn will impact on coal royalties. See “New South Wales Government Finances—Structural and Cyclical Budget Impacts” for more detail.

The above impacts on revenues are cyclical and are expected to reverse as conditions improve. Structural impacts include such things as wage rises for public servants, which then become embedded in expenses and so are permanent in nature. The NSW Government’s wages policy is designed to mitigate the effects of such increases to expenses. See “New South Wales Economy—Wages Policy and Industrial Relations” for more detail.

Factors affecting the economic outlook

There are a number of factors, both positive and negative, that can affect the outlook described above. For instance, it is possible that the contraction in the global economy could be longer and deeper than currently expected, although currently the risks around this possibility appear to be more balanced than they were earlier in 2009.

Another factor is the continued impaired performance of credit and equity markets. While their performance has improved in recent months, a sustained period of normality is needed to restore consumer and business confidence. Economic activity may be affected to the extent that the improvement in these markets takes longer than expected.

6 ABS 5625.0, Private New Capital Expenditure and Expected Expenditure, December quarter 2008.

Currently normal weather conditions are assumed for fiscal 2009-10, which should lead to improved outcomes for the agricultural sector. Nevertheless, the majority of NSW remains in drought. Given the flow on effects from agriculture to other parts of the economy, changes in agriculture can impact significantly on the rest of the NSW economy.

Although Australian consumer confidence surveys for June and July 2009 suggest consumer confidence is improving, it is likely that consumer confidence will be negatively affected as unemployment continues to rise. This may lead to lower household consumption and higher saving, delaying a recovery for longer than expected.

Given the large and coordinated response by governments and central banks across the world, it is also possible that global economic activity may recover sooner and at a greater rate than currently expected.

New South Wales Economy

Introduction

New South Wales has the largest economy of all the Australian states both in terms of output and employment. In 2007-08 (the latest year for which data is available), the size of the NSW economy in real terms (i.e., adjusted for the effects of inflation) was $345.3 billion, making up approximately 32% of the Australian economy.

NSW is a mature, services-oriented economy that is also the most diversified economy of all the Australian States in terms of the variety of industries. In terms of output, Property & Business Services and Finance & Insurance are the largest industries in NSW, together making up almost one quarter of the NSW economy. Sydney (NSW’s capital) as Australia’s finance and business capital, leads the other States in terms of the total output of these and other related industries such as information technology, legal services, accounting and marketing.

In 2007-08, NSW’s share of the Australian Property and Business Services sector, which includes real estate, legal, accounting, management consulting and other similar services, was 37.1% while for the NSW Finance and Insurance sector, which includes financial asset trading, pension scheme management, retail banking, and other like services, NSW’s share was 43.6% of national finance and insurance sector output.

The NSW economy has not grown as quickly as the economies of some other Australian States in the last few years, mainly due to the fact that NSW’s exposure to the resources boom of recent years has been more limited. At the same time, a relatively high currency exchange rate has impacted on the competitiveness of NSW’s export and import competing industries.

Nevertheless, the NSW economy has grown for 16 consecutive fiscal years, averaging 3.2% growth per annum in Gross State Product (“GSP”) between 1992-93 (the first year of positive growth following the early 1990s recession) and 2007-08. During 2007-08, GSP in NSW grew by 2.8% while the NSW unemployment rate averaged 4.6%. The last time NSW experienced an unemployment rate this low was mid-1981. NSW’s unemployment rate for 2007-08 was consistent with the national average unemployment rate of 4.2%. As at June 2009, the NSW unemployment rate stood at 6.5% compared to a national rate of 5.8%. This increase in the unemployment rate can be attributed to the economic slowdown brought on by the ongoing effects of the global financial crisis and economic downturn. As the bulk of Australia’s finance and business industry is located in Sydney, NSW has been disproportionately affected when compared to other Australian states, whose economies are not as finance industry-oriented.

Recent NSW economic performance

Over the last few years the NSW economy has grown relatively slower than other States and the Australian national average. There have been a number of factors contributing to this outcome:

•	The NSW economy experienced an almost seven-year long housing boom from 1996 to 2003 during which house prices consistently rose faster than average weekly earnings. As housing became less affordable, more people migrated to other Australian States, particularly Queensland;

•	As the NSW housing boom waned in late 2003, a resources boom ensued driven by international demand for minerals and other resources. Apart from coal, NSW had relatively little exposure to these resources. Principal beneficiaries of the boom were Queensland and Western Australia;

•	The resources boom resulted in an appreciation of the Australian dollar exchange rate relative to other major trading currencies, adversely affecting the international competitiveness of the NSW manufacturing and tourism industries;

•	The combination of higher home mortgages (due to higher house prices) and (until late 2008) the tight monetary policy by the RBA resulted in constrained consumption by NSW households; and

•	NSW has also been more affected by drought, which has been ongoing intermittently since 2002-03, than other States. This has had an adverse impact on agricultural exports, especially wheat.

Currently the NSW economy, like all other major economies, is being adversely impacted by the global financial and economic downturn. NSW’s exposure to the global financial crisis is relatively greater than that of the other Australian States as a greater proportion of the NSW economy is comprised of the Property & Business Services and Finance and Insurance industries. The 2009-10 Budget (released June 16, 2009) estimates that in 2008-09 (compared to 2007-08), annual real GSP growth will slow from 2.8% to 0.25%; employment growth will ease from 2.4% to no growth; and the unemployment rate will rise from an average 4.6% to an average 5.75%. These latest estimates for 2008-09 represent significant downward revisions compared to first estimates released in the 2008-09 Budget.

While the risks to the NSW economy suggest that economic activity will continue to slow in the short term, there are a number of factors which are expected to support the economy, and assist NSW with preparing for a possible recovery during 2010-11, including the following:

•	The impact of RBA interest rate cuts are expected to benefit existing and potential home mortgage holders relatively quickly. In contrast to the United States, the large majority of mortgages in Australia are floating rate rather than fixed rate. As a result, Australian monetary policy has historically been more effective in its impact on the housing sector than US monetary policy. Given that the average balance of mortgages to overall consumer wealth in NSW is greater than the national average, NSW would be expected to benefit the most from interest rate reductions.

•	In addition to the stimulus packages announced in October 2008 and February 2009, the Australian Government announced a further infrastructure spending package in its 2009-10 Budget (released May 12, 2009). This package includes various infrastructure initiatives in areas such as transport, communication, education, health and the environment. The majority of this package will be deployed in the 2009-10 and 2010-11 fiscal years.

•	The 7.5% increase in NSW total state capital expenditure (not including capital spending funded by the Australian Government) in 2009-10 is expected to provide support for NSW economic activity and jobs. The increase in the total net lending deficit, from A$4.7 billion in 2007-08 to an expected A$9.9 billion in 2009-10, represents a significant fiscal stimulus in NSW. The increase in the net lending deficit is primarily due to a rise in borrowings to fund NSW’s capital expenditure program.

•	The depreciation of the Australian dollar since July 2008 should also provide support for the NSW manufacturing and services sectors.

•	Latest projections from the Australian Bureau of Agricultural and Resource Economics (“ABARE”) for the 2008-09 crop year, show a significant increase in winter crop production (up 141.3% on the 2007-08 year) although summer crop production is expected to be marginally lower (down 13.0% on 2007-08). These estimates suggest a strong rebound in farm production and rural exports from the drought-affected 2007-08 result. Furthermore, ABARE estimates that winter crop production for 2009-10 will be 2.0% higher than 2008-09.

The table below shows the performance of the various components of GSP over the last five fiscal years for NSW and Australia. Although GSP results for NSW are released only annually, results for most of the main aggregates (i.e. household and government consumption, and private business, dwelling and government investment) are released quarterly. While the table below shows outcomes as recorded in the annual release, where possible, the accompanying commentary refers to more recent data.

Annual percentage growth in main expenditure categories of NSW and Australian GSP

	NSW & Australia GSP—Main expenditure aggregates(1)
	2003-04		2004-05		2005-06		2006-07		2007-08
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS

Household Final Consumption Expenditure	4.1	5.4	2.9	4.4	1.6	2.6	3.9	4.1	3.1	3.7
Private Business Investment	13.3	12.4	17.1	12.6	8.0	15.9	−1.6	6.7	17.1	15.1
Plant & Equipment	14.6	16.6	26.0	16.3	7.5	14.6	−2.3	2.8	24.5	18.4
Non-residential Construction	10.1	3.3	7.6	8.4	10.0	20.9	−2.7	11.5	7.2	10.8
Dwelling Investment	1.4	3.1	−5.7	−0.8	−11.8	−4.3	−7.2	1.9	−2.6	1.3
Public Final Demand(2)	3.4	4.6	3.5	4.6	2.2	3.7	2.1	4.1	2.5	4.0
State Final Demand	4.6	5.9	3.4	4.8	1.7	4.2	2.2	4.2	4.4	5.3
Goods & Services Exports	1.0	1.5	3.1	2.9	4.5	1.5	1.9	4.2	3.5	3.9
Goods & Services Imports	13.2	12.5	12.2	12.8	6.6	7.0	9.3	8.7	12.5	12.8
Gross State Product	2.1	4.0	1.7	2.8	2.0	3.0	1.9	3.3	2.8	3.7

(1)	Chain volume measures (Base year = 2006-07).

(2)	Includes both Government consumption and investment.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2007-08 (latest available).

Household final consumption expenditure

Household spending growth eased from 2003-04 to 2005-06, as high average balances for home mortgages and high mortgage interest rates constrained household budgets. As employment growth accelerated from June 2006 to April 2008, household disposable income rose, leading to growth in household spending in 2006-07 and 2007-08.

In the March quarter 2009, NSW household consumption rose 0.3% compared to the December quarter 2008, although it remained 0.1% below March quarter 2008 levels. In annual growth terms, household consumption has been declining since the September quarter 2007, which reflects earlier interest rate tightening by the RBA, higher petrol (gasoline) prices weakening household spending power and the ongoing impact of the global financial crisis on consumer confidence. At the same time, as job security concerns increase, this may make households more cautious in their spending. However, quarterly growth in consumption has been improving since the September quarter 2008, reflecting the effects of lower interest rates and the provision of cash payments to households by the Australian Government.

Private business investment

Investment reached record levels in 2005-06 after having risen some 62% in the previous four fiscal years. Some easing was to be expected, particularly as some major infrastructure projects were completed during this time.

In real terms, Private Business Investment has grown by an average of 5.8% per year since 1989-90 (the earliest fiscal year for which data is available) and at an average annual rate of 8.5% since 1999-00. This strong growth was principally the result of increased investment activity following the 2000 Sydney Olympics, along with a number of government infrastructure projects that had been constructed as Public Private Partnerships.

Compared to the March quarter 2008, Private Business Investment in the March quarter 2009 was 0.1% higher. This is considerably lower than the 18.7% increase when comparing the March quarter 2008 to the March quarter 2007. Tighter credit conditions combined with an unfavorable economic outlook means that businesses are increasingly likely to put investment plans on hold during the 2009 calendar year.

Between 2002-03 and 2007-08, annual growth in machinery and equipment investment has averaged 17.2% per annum, compared to 8.0% per annum for non-residential construction. Non-residential construction contracted in 2006-07 due to the completion of a number of major public infrastructure projects the previous year, but rebounded again in 2007-08. Similarly, machinery and equipment investment growth had been easing from 2004-05 to 2006-07 as NSW economic conditions slowed. There was a rebound in 2007-08 as the NSW economy began to improve again. In the March quarter 2009 machinery and equipment investment declined 0.2% and non-dwelling construction was 2.8% lower, compared to the March quarter 2008.

Dwelling investment

Dwelling investment contracted in 2007-08 by 2.6%, partly as a result of high interest rates adversely affecting housing demand over the last few fiscal years. This contraction has continued into 2008-09, with total dwelling investment (including alterations and additions) in the March quarter 2009 down 5.4% on the March quarter 2008.

Nevertheless, an improvement in future dwelling investment is expected to be assisted by relatively high population growth, low rental vacancy rates and, since September 30, 2008, cuts to interest rates. In October 2008, the Australian Government announced that the First Home Owner Grant would be increased from the previous A$7,000 to A$14,000. An additional A$7,000 would be given to first home buyers buying a newly built home. Originally these measures were to last until June 30, 2009 but they have since been extended to the end of 2009. Similarly, the NSW Government announced in November 2008 that it would provide A$3,000 to first home buyers buying a newly built home. This measure too has been extended to June 30, 2010 from an initial end date of November 10, 2009. Further support to dwelling investment is expected to come from the NSW Government’s Housing Construction Acceleration Plan, announced in the 2009-10 Budget.

It appears that the measures above are having an effect. In the three months to November 2008 (prior to the measures being announced) finance approvals in NSW for the buying and/or building of a new home fell 25.1% compared to the three months to November 2007. In the three months to May 2009 (latest available), housing finance approvals rose 48.0% compared to the three months to May 2008.

The First Home Owner Grant Scheme was first introduced in 2000 to help cushion the housing market from the impact of the introduction of the Goods and Services Tax by the Australian Government. The Scheme provides a grant to home buyers buying or building their first home. While the enhancements to the First Home Owner Grant seem to be providing a boost to the home building sector, prospective buyers’ heightened concerns about job security continue to present a downside risk to an improvement in dwelling investment.

Public final demand

In 2007-08, NSW Government spending and investment grew by an aggregate of 2.5% in real terms, improving on the outcomes of the previous two fiscal years which grew by an aggregate of 2.1% and 2.2%, respectively. Government consumption, which consists principally of providing services such as education and health, contributed 2.8% to public final demand in 2007-08.

On the other hand, public investment, which consists principally of building public schools, hospitals, roads, electricity transmission and distribution networks, detracted 0.3% from public final demand. The principal reasons for this were that poor weather conditions, variations in the scope and timing of projects and changes to material and labor costs meant that there was less spending on public investment than initially budgeted for.

In the March quarter 2009, public final demand was 3.8% higher than the March quarter 2008. This result was fairly evenly spread with government consumption contributing 2.1 percentage points and government investment contributing 1.7 percentage points.

Continued spending is expected in order to provide appropriate service levels. The Government has also budgeted for $62.9 billion in capital works in the years 2009-10 to 2012-13. This will provide social and economic infrastructure through projects such as a desalination plant for Sydney, additional buses and rail rolling stock and upgrading NSW’s electricity network. This investment includes the A$21.1 billion announced by the Australian Government in February 2009 (A$6.4 billion for housing and A$14.7 billion for schools) and the A$22.0 billion stimulus package announced in the 2009-10 Commonwealth Budget. The NSW Government will receive roughly one-third of the available February stimulus package funding and around 10.0% of the stimulus package announced in the 2009-10 Commonwealth Budget. All of these initiatives are expected to assist economic growth in NSW going forward.

State final demand

State Final Demand is the sum of public and private consumption and investment spending.

Given relatively lower outcomes in the above expenditure categories compared to the other States and Australia as a whole, NSW State Final Demand has also grown more slowly, even as in 2007-08 State Final Demand grew by 4.4%, compared to 4.5% for Victoria, 6.7% for Queensland, 1.9% for South Australia, 9.3% for Western Australia and 5.3% for Australia as a whole.

In NSW, as for Australia overall, Final Demand growth peaked in the December quarter 2007. In the March quarter 2009 compared to the March quarter 2008, Final Demand grew by 0.5%, the same as the national average. Despite recording positive growth both at the NSW and national levels, there has been a distinct downward trend as the effects of the global financial crisis and economic slowdown adversely impacted household and business spending. In the March quarter 2009, NSW final demand contracted by 0.2% after contracting 0.4% in the December quarter 2008. Nationally, Final Demand fell 1.0% in the March quarter 2009 after a flat December quarter 2008 result. The 2009-10 Budget estimates annual growth in NSW Final Demand for 2008-09 of 1.0%, compared to the 2008-09 Budget forecast of 2.5%. In 2009-10 NSW Final Demand is forecast in the 2009-10 Budget to contract by 1.0%.

Net exports

Net exports also detracted from overall growth in 2007-08, mainly due to a strong increase in imports. This rise reflected stronger economic growth both in NSW and nationally, as the majority of Australian imports come through NSW in the first instance. NSW exports have continued to grow despite the drought (which has affected NSW intermittently since 2002-03), a relatively small exposure to the resources boom and a higher exchange rate. Exports grew 3.5% in 2007-08, marking the fifth straight fiscal year of export growth. This growth was due principally to a rise in coal exports as a result of strong global economic conditions.

NSW merchandise exports were up 2.0% in the March quarter 2009 compared to the March quarter 2008; at the same time, NSW merchandise imports were 13.2% lower than a year ago. This decline in merchandise imports is a result of reduced domestic economic activity.

Main Economic Indicators—NSW and Australia

	2003-04		2004-05		2005-06		2006-07		2007-08
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS

Gross State Product (Year % growth, real)(1)	2.1	4.0	1.7	2.8	2.0	3.0	1.9	3.3	2.8	3.7
State Final Demand (Year % Growth, real)(1)	4.6	5.9	3.4	4.8	1.7	4.2	2.2	4.2	4.4	5.3
Employment (’000)(2)	3,151.6	9,555.1	3,191.2	9,828.6	3,251.3	10,113.8	3,314.3	10,408.9	3,394.3	10,677.5
Employment (Year % Growth)(2)	1.0	1.7	1.2	2.9	2.0	2.9	2.0	2.9	2.4	2.6
Unemployment rate (%)(2)	5.5	5.6	5.2	5.2	5.2	5.0	5.0	4.5	4.6	4.2
Increase in consumer prices (%)(3)	2.2	2.4	2.5	2.4	3.0	3.2	2.7	2.9	3.0	3.4
AWE (ordinary time) ($, nominal)(4)	979.1	934.53	1,016.33	976.85	1,074.53	1,022.60	1,103.28	1,060.13	1,142.70	1,112.60
Population (Year % Growth)(5)	0.5	1.2	0.7	1.3	0.9	1.5	1.3	1.8	1.1	1.7

(1)	Source ABS 5220.0, Australian National Accounts: State Accounts, 2007-08.

(2)	Source: ABS 6202.0 Labour Force, Australia, June 2009, year average terms unless otherwise specified.

(3)	Source: ABS 6401.0 Consumer Price Index, Australia, March quarter 2009, in year average terms. The ABS publishes the CPI for capital cities only. Thus, the data for NSW relates to the CPI for Sydney and the data for Australia relates to the average of the CPI for the eight capitals of each of Australia’s states and territories.

(4)	Source: ABS 6302.0 Average Weekly Earnings, Australia, February quarter 2009. Calculated as the average of the four quarters ended May of each fiscal year.

(5)	Source: ABS 3101.0 Australian Demographic Statistics, September quarter 2008.

Employment

NSW’s economic growth is also reflected in its employment outcomes. During 2007-08 total employment rose 2.4%, a slight improvement on the previous fiscal year’s growth of 2.0%. At June 30, 2009, the total number of persons employed was approximately 3.4 million, or 31.5% of the Australian total.

The NSW unemployment rate averaged 4.6% during 2007-08, consistent with the national average of 4.2%. By the end of June 2009, the NSW unemployment rate had risen to 6.5% while the national rate increased to 5.8% due to the ongoing effects of the global financial crisis and economic slowdown. NSW’s exposure to the global financial crisis is relatively greater than that of the other States as a greater proportion of the NSW economy is comprised of the Property & Business Services and Finance and Insurance industries.

Number of Employed (in thousands) by Industry 2005—2009

	For the twelve months ending May 30,
Industry(1),(2)	2005	2006	2007	2008	2009

Agriculture, Forestry & Fishing	90.4	95.1	99.9	93.8	88.4
Mining	21.0	19.5	24.3	23.8	32.7
Manufacturing	403.5	396.2	385.2	401.6	392.9
Electricity, Gas and Water	22.3	25.2	23.3	23.8	31.7
Construction	330.7	320.9	334.2	335.9	343.3
Wholesale Trade	128.9	129.3	146.2	129.6	130.8
Retail Trade	366.0	373.5	374.2	398.3	378.2
Accommodation, Cafes & Restaurants	233.0	228.8	233.0	242.9	233.4
Transport & Storage	152.4	154.0	152.7	174.7	174.0
Communication Services	63.8	67.4	72.1	67.9	65.2
Finance & Insurance	151.2	165.7	169.7	170.7	173.0
Property & Business Services	342.7	364.8	377.0	368.0	369.8
Government Administration & Defense	131.2	130.3	124.9	128.6	138.8
Education	214.0	239.8	230.3	241.4	238.2
Health & Community Services	313.9	328.1	342.7	356.7	360.3
Cultural & Recreational Services	77.3	78.8	76.3	79.2	87.1
Personal & Other Services	125.4	127.5	136.4	141.9	142.3
Ownership of Dwellings	—	—	—	—	—
TOTAL	3167.8	3244.8	3302.4	3379.1	3380.1

(1)	The ABS has converted industry employment data to the Australian and New Zealand Standard Industrial Classification (ANZSIC) 2006 from ANZSIC 1993, which affects the classification and composition of some industries (e.g. Property and Business Services has been divided into a number of industries). Industry output data, however, is still published on an ANZSIC 1993 basis. For consistency purposes, NSW Treasury has recast industry employment data provided by ABS in the ANZSIC 2006 format into the ANZSIC 1993 format on a best endeavors basis. As such, industry employment numbers will not fully correspond to those published in ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly.

(2)	Based on year average to the May quarter 2009.

Source: ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, May 2008

Employment growth in Agriculture has been easing over the last four years, partially for structural reasons as the NSW economy becomes more service-oriented, but also due to the effects of intermittent drought. Mining’s employment growth has been accelerating and grew by 37.3% in the 12 months to May 2009, principally as a result of the commodities boom of the last few years. Finance and Insurance has recorded annual average employment growth of 3.4% per annum since May 2005, although in the 12 months to May 2009 it grew by just 1.3% due to the effects of the global financial crisis. Employment growth in the Property & Business Services sector had been declining following a slowdown in the NSW property sector, however employment grew by 0.5% in the 12 months to May 2009.

Consumer prices

Through the year to the March quarter 2009, the Sydney Consumer Price Index (“CPI”) rose 2.4% compared to 3.9% through the year to the March quarter 2008. The CPI for the Australian Capital City average increased 2.5% and 4.2%, respectively, in the same two periods.

The results for the year to the March quarter 2009 calendar year for Sydney were comparable with the capitals of the other States, with Melbourne’s inflation rate at 2.1%, Brisbane’s at 3.1%, Adelaide’s at 2.3% and Perth’s at 2.2%.

Income

Income Measures

			Average weekly
	Gross income	Average weekly	earnings(1)
	per capita	earnings(1)	(A$)
	(A$)	(A$)	year to March
	2007-08	2007-08	quarter 2009

New South Wales	47,512	1,142.70	1,168.30
Victoria	46,378	1,088.55	1,131.23
Queensland	42,190	1,043.75	1,102.93
South Australia	41,816	1,037.20	1,085.05
Western Australia	48,225	1,234.08	1,305.35
Tasmania	39,229	1,010.48	1,040.58
Australia	45,944	1,112.60	1,156.60

(1)	Does not include overtime or bonuses.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2007-08 and ABS 6302.0, Average Weekly Earnings, Australia, February 2009. Average weekly earnings for 2007-08 are calculated as the average of the four quarters ended May 2008 and for the March quarter 2009 they are calculated as the average of the four quarters ended February 2009.

NSW’s per capita income rose by 5.7% in 2007-08 (latest data available) and for the March quarter 2009 average weekly earnings increased 2.6%, in annual average terms. Over the same periods, Australia recorded results of 6.6% and 5.0%, respectively. The weaker per capita income results for NSW are a result of both slower economic and population growth compared to the national average. Furthermore, slower economic conditions in NSW have led to reduced labor demand and lower average weekly earnings growth when compared to the national average.

Over the last five years, NSW annual per capita income growth has averaged 6.1% per annum. After slowing to 4.7% growth in 2005-06 per capita income growth improved to 7.0% in 2006-07 and 5.7% in 2007-08.

Population

As at December 30, 2008 (latest available), the NSW population totaled approximately 7.0 million, or 33% of Australia’s population. This compares to approximately 25% for Victoria, approximately 20% for Queensland and approximately 10% for Western Australia.

NSW’s annual population growth reached a low of approximately 0.5% in the June quarter 2004 and has been steadily increasing since then, reaching approximately 1.4% annual growth for the December quarter 2008. For the corresponding periods, the Australian population grew by approximately 1.2% and 1.9%, respectively.

Of all the Australian States, NSW has historically received the most migrants from overseas and lost the most people to interstate migration. This has particularly been the case during the last few years as the opportunities presented by the resources boom have induced many people to relocate from NSW to the resource-rich States of Queensland and Western Australia. Whether this trend will change in future depends on the relative attractiveness of NSW compared to other states. This attractiveness is partly dependant on employment opportunities and housing affordability among other factors.

Economic strategy

In general, there is little that Australian state governments can do to affect macroeconomic policy in Australia. To a large extent, the States’ economic cycles are determined by monetary policy through the RBA, Australian Government fiscal policy, international demand for Australian goods and services and the Australian dollar exchange rate.

The primary functions of Australian state governments are to (i) provide public services, such as education, health and transport, (ii) regulate private sector activity through the passage of laws, and (iii) levy taxes and charges so that the state government can carry out its functions. Ensuring that the NSW Government performs these functions well is essential for the smooth running of the NSW economy. To this end the NSW Government has set out certain of its economic goals and priorities in its “State Plan: A New Direction for NSW”, released in November 2006 and to be revised in 2009.

The broad economic goals of the NSW Government are to create a more business-friendly environment in NSW and to strengthen NSW’s rural and regional economies. In order to achieve these goals, the NSW Government has established the following priorities:

•	Increase business investment in metropolitan and rural and regional NSW;
•	Maintain and invest in infrastructure;
•	Reduce the regulatory burden on business;
•	Have more people participate in secondary and vocational education;
•	Maintain the State’s Triple A debt credit rating; and
•	Improve access to training in rural and regional NSW to support local economies.

Key fiscal aggregates

“Key Fiscal Aggregates” are some of the more important items within the budget accounts which would interest investors and others analyzing the accounts.

To carry out its functions, the NSW Government collects revenues from a variety of sources. The most significant of these are General Purpose Payments made by the Australian Government to the States and Territories. These payments are based on collections of the Goods and Services Tax (“GST”), which is a broad-based value added tax levied by the Australian Government on most goods and services consumed in Australia. The GST applies at a uniform rate of 10%. Other revenue sources for the NSW Government include payroll tax, purchaser transfer duty, land tax, mining royalties and Specific Purpose Payments. Specific Purpose Payments are payments made by the Australian Government to the States and Territories for particular policy areas. They differ from General Purpose Payments in that the States and Territories can spend General Purpose Payments as they see fit. See “Financial Relationship with the Commonwealth of Australia—Specific Purpose Payments” for more details.

The bulk of NSW Government expenses relate to employee costs (wages, leave expenses, superannuation) and other operating costs incurred in day to day service provision.

As the NSW Government is mainly responsible for service provision, expenses tend to exhibit steady growth over time and are essentially driven by demographic factors. Conversely, revenues are more cyclical in nature and tend to fluctuate more depending on the prevailing economic environment (see “New South Wales Government Finances—Structural and Cyclical Budget Impacts”).

The table below shows both revenues and expenses for the General Government sector since 2005-06. In the 2008-09 Budget, a new accounting standard (AASB 1049) was adopted for the first time. This meant that road grants from the Australian Government previously accounted for in the fiscal year the related capital spending was incurred are now accounted for in the year the grants were received. This improved the 2005-06 budget outcome by A$952 million (the year the grant was received) and detracted from the budget outcomes of 2006-07 and 2007-08 by A$54 million and A$336 million, respectively, and detracted from the projected budget outcomes of 2008-09 and 2009-10 by A$469 million and A$93 million, respectively.

Key Fiscal Aggregates(1)

	Actual	Actual	Actual	Revised	Budget
(A$ million)	2005-06	2006-07	2007-08	2008-09	2009-10

General Government Sector
Total Revenues—of which:	42,629	44,695	46,492	48,818	52,958
Taxation	15,902	17,697	18,548	17,712	18,011
Grant Revenue
—Commonwealth—general purpose	10,720	10,938	11,942	11,781	12,621
—Commonwealth—specific purpose	7,320	6,813	7,578	6,559	6,621
—Commonwealth—National Partnerships	—	—		3,198	5,796
—Other grants and contributions	4.6	454	558	500	639
Sale of goods and services	3,037	3,306	3,618	3,794	3,859
Interest income	1,235	1,314	(172)	440	390
Dividends and income tax equivalent income from other sectors	1,840	1,951	2,062	1,690	2,218
Fines, regulatory fees and other revenue	2,055	2,222	2,358	3,143	2,803
Total Expenses—of which:	40,701	43,900	46,419	50,155	53,948
Employee expenses	18,066	18,884	20,499	21,670	22,724
Superannuation expenses
—Superannuation interest cost	933	749	477	696	851
—Other superannuation expenses	1,766	1,822	1,894	2,012	2,177
Depreciation and amortization	2,127	2,308	2,466	2,649	2,915
Interest expenses	1,184	1,257	1,299	1,413	1,531
Other property expenses	—	2	—	1	1
Other operating expenses(2)	8,864	9,424	10,069	10,865	11,426
Grant expenses
—Current grants and subsidies	6,140	6,615	7,446	7,854	8,274
—Capital grants	1,621	2,839	2,269	2,995	4,049
Net Operating Balance	1,928	795	73	(1,337)	(990)
Cash surplus/(deficit)(3)	928	(2,013)	(1,508)	(1,585)	(4,695)
Purchases of non-financial Assets(4)	3,868	4,164	4,419	4,828	7,426
Net Worth	127,509	136,627	147,148	129,321	133,584

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard, where practicable. However, where some historic dissections have not been available, the financial information has been reported on a best available basis.

(2)	Includes Treasurer’s Advance of $300 million per annum from 2008-09. This is an allowance for contingencies such as those associated with natural disasters and the costs of policy responses that may be required in the budget year.

(3)	This is the underlying cash balance (net of deposits to the Liability Management Fund).

(4)	Does not include assets acquired through finance leases.

The NSW Government is also undertaking an extensive capital expenditure program. Capital expenditure in 2009-10 is expected to reach A$18.0 billion (which includes projects funded by the Australian Government), a 31.4% rise on 2008-09. In the four years to 2012-13 capital expenditure is expected to reach a cumulative total of A$62.9 billion. See “New South Wales Government Finances—Capital Program” for more detail.

The Budget Papers contain the Government’s capital expenditure plans for the upcoming four fiscal years. Additionally, the NSW Government publishes the State Infrastructure Strategy every two years, which outlines the NSW Government’s proposed infrastructure program for the following 10 years. The latest State Infrastructure Strategy was released in 2008, and covers the period 2008-09 to 2017-18. The State Infrastructure Strategy also provides the link between the infrastructure plans in the four forward years of each Budget, the State Plan, and the Government’s 25-year metropolitan and regional strategies.

While the State Infrastructure Strategy is published every two years, it is reviewed by the Budget Sub-Committee of Cabinet annually as part of its development. Final approval for projects remains part of the annual budget process.

The continual review of the program ensures that there is adequate flexibility in the event that priorities need to change or there are other unforeseen circumstances. An example of this occurred in 2008 when the NSW Parliament did not pass legislation to allow the electricity generators and retailers to be transferred to the private sector. This meant that capital spending the NSW Government originally expected to avoid would now have to be undertaken. A revised State Infrastructure Strategy was released in November 2008 in which the scope of capital works was reprioritized to accommodate the new circumstances without exceeding funding limits.

Economic structure

In 2007-08, services industries accounted for approximately 61% of NSW total output and approximately 77% of NSW’s total employment (excluding the “Ownership of Dwellings” category, which refers to the actual and imputed rents earned by property investors and owner-occupiers and does not have any associated employment), with Property & Business Services and Finance & Insurance Services contributing the largest proportions. Other major NSW industries include Manufacturing, Construction and Retail Trade, while in the last five years Communication Services has averaged the greatest annual percentage growth in output of any NSW industry.

Furthermore, despite its small overall share of output and employment, Agriculture remains a vital industry to the NSW economy. The Murray-Darling Basin, the majority of which lies within NSW, was estimated to have produced almost 40% of Australian agricultural output during 2005-06 (the latest fiscal year for which data is available).

The table below shows the share of total NSW and Australian output and employment by industry in 2007-08. Output for NSW is only available up to the end of 2007-08. Employment data in the table is also provided to the end of 2007-08 to provide a clear comparison between output and employment. In the industry discussion which follows, updated employment numbers for the twelve months ended May 2009 are used.

Industry Output and Employment, 2007-08

	Output				Employment(2)
Industry(1)				Share of			Share of
(A$ million)	Value(3)		Share of NSW	national	Number (000)	Share of NSW	national

Agriculture, Forestry & Fishing	4,241.0		1.2%	16.9%	93.8	2.8%	26.1%
Mining	9,561.0		2.8%	11.6%	23.8	0.7%	16.2%
Manufacturing	33,058.0		9.6%	31.0%	401.6	11.9%	28.6%
Electricity, Gas and Water	6,050.0		1.8%	27.6%	23.8	0.7%	26.2%
Construction	23,726.0		6.9%	30.8%	335.9	9.9%	36.6%
Wholesale Trade	16,966.0		4.9%	34.6%	129.6	3.8%	32.0%
Retail Trade	18,369.0		5.3%	31.2%	398.3	11.8%	31.9%
Accommodation, Cafes & Restaurants	7,650.0		2.2%	37.3%	242.9	7.2%	34.0%
Transport & Storage	15,712.0		4.5%	30.6%	174.7	5.2%	34.5%
Communication Services	8,615.0		2.5%	32.7%	67.9	2.0%	34.8%
Finance & Insurance	34,990.0		10.1%	43.6%	170.7	5.1%	41.6%
Property & Business Services	48,903.0		14.2%	37.1%	368.0	10.9%	32.1%
Government Administration & Defense	11,790.0		3.4%	29.0%	128.6	3.8%	26.6%
Education	14,105.0		4.1%	32.3%	241.4	7.1%	30.0%
Health & Community Services	20,492.0		5.9%	31.6%	356.7	10.6%	31.5%
Cultural & Recreational Services	5,664.0		1.6%	35.1%	79.2	2.3%	30.3%
Personal & Other Services	5,962.0		1.7%	30.0%	141.9	4.2%	33.9%
Ownership of Dwellings	29,580.0		8.6%	35.5%	—	—	—
Total	345,336.0	(4)	100.0%	31.9%	3,379.1	100.0%	31.7%

(1)	The ABS has converted industry employment data to ANZSIC 2006 from ANZSIC 1993, which affects the classification and composition of some industries (e.g. Property and Business Services has been divided into a number of industries). Industry output data, however, is still published on an ANZSIC 1993 basis. For consistency purposes, NSW Treasury has recast industry employment data provided by ABS in the ANZSIC 2006 format into the ANZSIC 1993 format on a best endeavors basis. As such, industry employment numbers will not fully correspond to those published in ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly.

(2)	Based on year average to June 30, 2008.

(3)	In constant 2006-07 dollars.

(4)	Components will not add to total as the value of taxes, subsidies and the statistical discrepancy have been omitted.

Source: Australian Bureau of Statistics (ABS) 5220.0, Australian National Accounts: State Accounts, 2007-08, and ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, February 2009.

Property & business services

Property & Business Services is the largest industry in NSW in terms of output share. In 2007-08 it made up 14.2% of NSW output and contributed 37.1% to the national industry total. NSW, in particular Sydney, is regarded as the business and financial center of Australia, being home to:

•	65% of total foreign-owned global companies’ Asia-Pacific regional headquarters located in Australia;

•	81% of Asia-Pacific based finance and insurance companies’ regional headquarters in Australia;

•	76% of all Information and Communications Technology regional headquarters in Australia;

•	80% of multinational pharmaceutical companies located in Australia; and

•	66% of US companies’ regional headquarters in Australia, 64% of UK companies’ regional headquarters in Australia and 84% of Japanese companies’ regional headquarters in Australia.

Activity in the property sector has been slower following the end of the housing boom in late 2003. This situation is expected to be aggravated by the effects of the global financial crisis and economic downturn, especially as job security becomes more of a concern.

However, since October 2008, the Federal and NSW Governments have announced measures designed to stimulate the property market. The Australian Government increased spending on First Home Owner Grants, from the original A$7,000 to A$14,000 and up to $21,000 if a newly built home is bought. The NSW Government is also offering an additional A$3,000 to those first home buyers who buy a newly built home, while halving the transfer duty payable on newly built homes valued under A$600,000 for non first home buyers. At the same time, the RBA has cut interest rates from 7.25% in August 2008 to 3.00% in July 2009.

While it is still too early to observe any definitive trends, it seems that these measures may have had a positive impact on housing demand since late 2008. In the 12 months to May 2009, about 369,800 people were employed in this sector on average, an increase of 0.5% on the 12 months to May 2008.

Finance and insurance

Finance and Insurance is a key NSW industry whose importance in terms of both employment and output has grown over the last 15 years. In 1992-93 (the start of the latest economic expansion) output share was 7.9% compared to 10.1% in 2007-08, and is now NSW’s second largest industry (behind Property & Business Services). Employment in the Finance and Insurance industry in NSW grew at an average rate of 2.4% per year over the last five years to May 2009. As the table above shows, in 2007-08 it comprised almost 44% of Australia’s Finance and Insurance output and almost 42% of Australia’s Finance and Insurance employment.

Major government and financial institutions such as the RBA, Australian Securities Exchange and Australian Financial Markets Association are all located in Sydney.

The banking, equities, managed funds, foreign exchange and futures sectors are all represented within the Finance and Insurance industry. The industry is aided by Australia’s regulatory environment and reputation for relative financial stability and solvency.

The global financial crisis is expected to have a negative impact on this sector, with some of these effects already visible. During the 12 months to May 2009 employment in this industry averaged about 173,000 people, which was 1.3% higher than a year ago. Nevertheless, during the 2008 calendar year the Finance and Insurance industry showed a distinct downward trend in employment levels.

Manufacturing

Manufacturing is another important industry to the NSW economy. In 2007-08, it constituted 9.6% of total NSW output and 31% of Australian total manufacturing output. It is a major export earner, contributing about 25% to NSW’s total exports, with major export partners including the United States, Japan, New Zealand and China. Among NSW’s top exports are medicinal and pharmaceutical products, office machines and computing equipment, and professional, scientific and controlling instruments. More detail about manufactured exports is provided below under “—Trade”.

In the last two to three years, the NSW manufacturing sector has been adversely affected by the relatively high Australian dollar exchange rate driven principally by the global commodities boom. NSW manufacturing’s international competitiveness is expected to improve as the exchange rate is currently lower than its July 2008 highs, although it remains above its post-float average of about US$0.72 (the Australian dollar exchange rate was floated in December 1983). Detracting from the benefit of a lower exchange rate is the fact that global demand is expected to slow in 2009 and remain weak in 2010, thereby adversely impacting the demand for NSW’s merchandise exports.

In 2006-07 (the latest year for which data is available), three subsectors accounted for almost 40% of NSW’s total manufacturing sales and service. These were food products (17.0%), primary metal and metal products (11.9%) and machinery and equipment (10.9%). Overall, NSW’s manufacturing output growth was flat in 2006-07 compared to 2005-06.

Manufacturing’s share of NSW employment has fallen consistently, from averaging 19.4% in the 12 months to May 1986 (the earliest period for which full year data is available) to averaging 11.6% in the 12 months to May 2009. Manufacturing’s share of NSW employment peaked at 19.4% during the 12 months to May 1987. This decline is primarily due to a structural shift as the NSW economy moves more towards services and away from manufacturing—a pattern that is also noticeable for the Agriculture sector. During the 12 months to May 2009 there were about 392,900 people employed in Manufacturing on average, 2.2% lower than a year ago. This industry also displayed a downward trend in employment through the 2008 calendar year and into the March quarter 2009, there seems to have been a slight increase in the June quarter of 2009.

NSW Manufacturing Sales and Services Income Generated(1)

						Annual
Manufacturing						average
sub-sectors						change
(A$ million)	2002-03	2003-04	2004-05	2005-06	2006-07	(%)

Food, beverage and tobacco	22,423	22,660	22,714	23,611	25,074	2.8
Textile, clothing, footwear and leather	3,391	3,278	3,044	2,894	3,276	−0.9
Wood and paper product	5,762	5,782	5,854	5,990	6,468	2.9
Printing, publishing and recorded media(2)	9,138	8,976	10,075	10,062	4,068	−18.3
Petroleum, coal, chemical and associated product and Other Manufacturing	20,998	22,123	24,554	28,150	30,841	10.1
Non-metallic mineral product	4,135	4,364	4,411	4,335	4,139	0.0
Metal product	16,783	16,726	19,110	19,074	20,720	5.4
Machinery and equipment	15,012	15,433	15,787	17,371	16,856	2.9
Total	97,642	99,342	105,549	111,487	111,442	3.4

Source: ABS 8221.0, Manufacturing Industry, Australia, 2006-07.

(1)	For 2006-07, the ABS does not publish sales and service income for the petroleum and coal manufacturing sub-sector, but rather appears under “Other Manufacturing” (which also includes furniture manufacturing). To ensure consistency across years, “other” manufacturing has been added to the petroleum, coal, chemical and associated product sub-category.

(2)	The significant drop between 2005-06 and 2006-07 is due to the ABS changing its system of industry classification. As a result, a number of sectors that previously were included in the “Printing, publishing and recorded media” category have now been transferred from the manufacturing industry to the information and communications technology industry.

Construction

Construction constituted about 7.0% of NSW total output in 2007-08. In the 12 months to May 2009, there were, on average, 343,300 people, or 10.2% of total NSW, employed working in the construction sector. In recent years, growth in construction has been driven by non-residential construction, while dwelling construction activity has been slowing. The number of NSW dwelling construction approvals reached its highest level in late 2002 with home buyer demand peaking about one year later. Ensuing high house prices and interest rates resulted in reduced housing affordability, dampening housing demand. Slower population growth (relative to other States) and an excess housing supply also caused dwelling investment to slow.

Non-Dwelling Construction(1) and Dwelling Construction(2)—Percentage
Shares of NSW Total Construction

	As at June 30,
	2003	2004	2005	2006	2007	2008

Non-Dwelling Construction	35.3	37.2	40.3	45.7	46.8	49.2
Dwelling Construction	64.7	62.8	59.7	54.3	53.2	50.8
Total Construction	100.0	100.0	100.0	100.0	100.0	100.0

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2007-08.

(1)	Non-residential Construction includes building (e.g., shopping centers) and engineering (e.g., roads) construction.

(2)	Dwelling Construction includes new dwellings and alterations and additions (e.g., extensions).

Sydney house price growth eased during the 2008 calendar year with house prices actually contracting in the March quarter 2009 while the RBA cut interest rates numerous times late in 2008 and into 2009. Both of these developments are expected to result in improved housing affordability. Similarly, population growth in NSW has accelerated since mid-2004, resulting in a tight housing rental market. These factors should result in increased housing demand over the next few years which should also lead to improvements in dwelling construction activity. A risk to a recovery in dwelling construction is the uncertain employment security outlook resulting from the effects of the global financial crisis and subsequent economic slowdown in the NSW economy.

Compared to the March quarter 2008, non-residential construction was lower in the March quarter 2009, with engineering construction work (e.g., roads, bridges, mines) contributing positively. This is partially a result of mining-related investment in NSW. Building construction (e.g., shopping centers, office blocks) growth on the other hand has eased over the same period. Total non-residential construction was down 2.8% in annual terms, with engineering construction contributing 2.8% and building construction detracting 5.5% (net purchases of second-hand assets contributed about 0.4%). Non-dwelling construction is expected to slow in the 2009 calendar year and into the 2010 calendar year due to tighter financing conditions and a more pessimistic business outlook.

Retail trade

In the 12 months to May 2009, the retail trade industry employed, on average, 11.2% of the NSW workforce, making it NSW’s second-largest employing industry behind manufacturing. The number of employed was 5.0% lower than the 12 months to May 2008, reflecting the fact that employment levels were declining in the second half of 2008 and into the first quarter of 2009. Over 48% of those working in retail were part-time workers, the second-highest proportion behind the accommodation, cafes and restaurants industry (about 55%). By 2005-06 (the latest year for which data is available), there were more than 53,000 retail businesses in NSW7.

In terms of output, the retail trade industry contributed just over 5% to NSW total output in 2007-08. Over the last five years to 2007-08, retail industry output has grown on average by 2.7% per year. During the 2008 calendar year, retail turnover declined with growth in retail turnover contracting in the months from August 2008 to November 2008. This partly reflects the higher interest rate sensitivity of NSW’s consumers as compared to the rest of Australia due to the combination of relatively higher house prices and the effects of the RBA’s tighter monetary policy stance early in 2008. It also reflects the impact of the global financial crisis and economic downturn on consumer confidence and spending.

After easing throughout 2008, December quarter 2008 NSW retail sales volumes rose 1.2% on the previous quarter and a further 2.5% in the March quarter 20098. This rise seems to be the result of the Australian Government’s initial stimulus package (announced in October 2008) which consisted mainly of cash payments to pensioners (retirees) and other low and middle income earners. Whether this positive result continues into the future is uncertain. Lower petrol (gasoline) prices and interest rate cuts are expected to help to increase household disposable income and should support consumption. Counteracting this are household concerns about future job security and previous high household debt levels. Many households are taking

7 Source: ABS 8622.0, Retail and Wholesale Industries, Australia, 2005-06.
8 Source: ABS 8501.0, Retail Trade, Australia, March 2009.

advantage of the lower interest rates to reduce their debt levels, meaning that less may be spent on consumption.

Also in the March quarter 2009, the largest proportion of retail turnover was concentrated in food retailing (about 40.3%). This was followed by household goods (principally furnishings, appliances and hardware—16.2%), “other’ (which includes pharmaceutical and recreational goods—14.9%), cafes, restaurants and takeout food (12.1%) and clothing and soft goods (principally footwear, textiles and other soft goods—8.2%)9.

Wholesale trade

Wholesale trade employed on average 130,800 people, or 3.9% of the NSW workforce, in the 12 months to May 2009, virtually the same as the average level of employed in the 12 months to May 2008. In 2005-06 (the latest year for which data is available), there were over 31,000 wholesale businesses in NSW10.

Of these businesses, 31% were undertaking “other goods” wholesaling activities (e.g., textiles, clothing, household appliances, toiletries, books and magazines, etc.), 21% were wholesalers of basic materials (e.g., farm produce, chemicals and building supplies) and 20% were wholesalers of machinery and equipment (e.g., farm and construction machinery, computers, electrical equipment, etc.).

In 2005-06 (latest data available), the wholesale trade industry generated $121.9 billion in sales, with machinery and equipment generating the largest percentage (29%), followed by basic material wholesaling (24%) and “other goods” (20%).

Since a trough in 2003-04, wholesale trade industry output has grown by an annual average of 1.9%, making up 4.9% of total NSW output by 2007-08. Wholesale trade’s output share has been declining steadily however, as it made up 6.1% of total NSW output in 1989-90 (earliest data available).

Given the make-up of wholesale trade and its position in the supply chain (a supplier of intermediate goods and inputs), slower economic activity and demand is expected to also negatively impact on this sector.

Tourism

While Tourism is an amalgam of a number of industries, such as transport, retail and accommodation, cafes and restaurants, it is an important industry in its own right for NSW, employing approximately 4.8% of the NSW workforce in 2007-08. Generally, an industry is defined by the goods and services it produces. In the case of tourism, it is defined by the purchaser of goods and services (i.e., if they are bought by national/international visitors). For example, while the transport industry provides transportation services, those services bought by visitors will make up a part of the tourism industry. In the year to the March quarter 2009, NSW received over 2.7 million international visitors and over 23.2 million domestic visitors. For both international and domestic visitors the main reason for visiting was for “holidays”, followed by “visiting friends and family”. International visitors also named “business” as another major reason for coming to NSW.

9 Source: ABS 8501.0, Retail Trade, Australia, April 2009.
10 Source: ABS 8622.0, Retail and Wholesale Industries, Australia, 2005-06.

Tourism appears to have been negatively affected by the global financial crisis and economic downturn. Compared to the year to the March quarter 2008 domestic visitors to NSW are down 6.0% and international visitors have dropped by 3.0%. Like other NSW exports, tourism is expected to receive support from a lower Australian dollar; however, weaker global demand will be a detractor. Tourism is also more of a discretionary good, meaning consumers are likely to cut back consumption on tourism before they cut back on other, more necessary purchases.

Transport and storage

Sydney Airport handles the bulk of Australia’s international air transport movements. In the year to March 2009 just under 45% of international travelers traveling through Australia came through Sydney Airport, more than the Melbourne (20.4%) and Brisbane (17.3%) airports combined11. During 2006-07 (latest available), over the same period Sydney Airport handled 45% of all air freight transported into and out of Australia.

Newcastle Port is the largest coal export port in the world in terms of mass tonnage moved, having moved 88.9 million mass metric tons of coal in 2007-08 (latest available), compared to 80.8 million mass metric tons in 2006-07 and 77.7 million mass metric tons in 2003-04. Port Kembla Port is a multifunctional port, currently undergoing significant expansion as part of the NSW Government’s Ports Growth Plan. The expansion is expected to be finished in 2009 and will enable the port to handle bulk, general and break-bulk cargo containers and cars. Currently, major exports from Port Kembla include coal and coke, grain and steel products. In 2007-08, Port Kembla’s throughput (exports and imports) was 27.3 million revenue metric tons, compared to 25.4 million revenue metric tons in 2006-07 and 25.9 million revenue metric tons in 2005-06. There are two different measures for cargo. A “revenue metric ton” is the measure port authorities based their charging on while a “mass metric ton” is the physical weight of the commodity.

Port Botany is also being expanded under the Ports Growth Plan to cater for anticipated growth in freight traffic. In 2007-08 (latest available) Port Botany handled 1.78 million Twenty-foot Equivalent Units (“TEUs”) and is expected to handle over 3 million TEUs by 2020. One TEU represents the cargo capacity of a standard shipping container 20 feet long, 8 feet wide and 8.5 feet high. In 2007-08, the main commodities to be exported from Port Botany were chemicals, machinery and transport equipment, miscellaneous manufactured articles, paper and paper products and “other” commodities.

The NSW ports are connected to an extensive network of rail and road infrastructure allowing for the transportation of goods within NSW, across Australia and internationally. In order to ensure that this ease of transportation is maintained, the NSW Government is investing in an Intermodal Logistics Centre (“ILC”) in Enfield, a suburb of Sydney. This ILC will form part of a network of existing and planned intermodal terminal facilities in Sydney and is projected to service around a quarter of the total intermodal demand per year.

The NSW road network covers approximately 184,120 kilometers and is being expanded and upgraded to retain its safety and viability. Current major road projects include continued expansion of the Pacific Highway (which links Sydney to Brisbane) and upgrading and expansion of the Hume Highway (which links Sydney to Melbourne via Canberra).

11 Bureau of Infrastructure, Transport and Regional Economics, Aviation Statistics: International Scheduled Air Transport, December 2008.

The transport and storage industry’s share of NSW output has been fairly steady since 1989-90 (earliest data available), averaging about 4.1% per annum to 2007-08. Since 2006-07, growth in the industry has accelerated as a result of the commodities boom. In 2007-08, transport and storage output rose by 8.2% and made up 4.5% of total NSW output. During the 12 months to May 2009, transport and storage employed roughly 174,000 people on average, down 0.4% on the previous year’s levels. Employment growth eased through the 2008 calendar year, as levels retreated from all time highs (reached in the four quarters to May quarter 2008) due to the commodities boom. Employment in this sector has improved slightly in the first half of 2009.

Given the continued slowdown in global economic activity, it is expected that activity in this industry will remain subdued. Slower global trade means that there will be less importing and exporting. Domestically, slower activity in the commodity states of Queensland and Western Australia will lead to reduced demand for transport services to interstate destinations.

Education

The education system in NSW caters to students from pre-school to post-graduate studies with education services being provided by both the private and public sectors. The government sector provides the bulk of services. The NSW Government is responsible for pre-schools, primary, secondary and trades education while the Australian Government is responsible for the universities.

In NSW in the 2008 calendar year (the latest calendar year for which data is available), there were approximately 2,242 public schools (from pre-school to secondary) with almost 735,800 enrolled students, compared to just over 900 private schools. There were also 132 Technical and Further Education (TAFE) campuses. All together, there were almost 96,400 full time equivalent teachers and support staff working within the public education system.

There are also 12 universities within NSW (including Australian Catholic University, which operates across a number of Australian states) with more than 289,100 students and over 28,100 full time equivalent staff in the year to March quarter 2008 (latest available—student enrollment numbers are for the first half of 2008). Although universities are constituted under State law, they are mainly funded and administered by the Australian Government.

Since 2002-03, the Education sector has grown by an annual average of 0.4% per annum. As a result of this slower growth (compared to total NSW output growth), Education’s share of total NSW output fell from 4.4% in 2002-03 to 4.1% in 2007-08. This slower growth was a result of fewer enrolments at university level from international students and slow growth in enrolments at the primary and secondary levels.

Education is primarily driven by demographic factors, thus the global financial crisis and economic downturn may not have a significant impact on this sector, especially in the primary and secondary schooling levels. Anecdotal evidence suggests however, that there is a shift emerging from private schools to public schools as private school fees become increasingly unaffordable.

The tertiary sector may suffer somewhat as slower global conditions means fewer international students, although more local students may decide to remain in tertiary education until employment prospects improve.

Health and community services

Federal law provides that all Australian citizens have access to universal health care through the system known as “Medicare”. This is the national health insurance program which provides access to a doctor of choice for out-of-hospital care, free public hospital care and for specified optical and dental services. While the hospital systems are predominantly operated by the State Governments, the system of doctors, specialists and nursing homes is mainly the responsibility of the Australian Federal Government as stipulated under the National Health Act 1953 (Cth).

The National Health Act states that the Australian Government is responsible for providing diagnostic and therapeutic services for medical practitioners and hospitals, and for patients of medical practitioners or hospitals. The Australian Government is also responsible for providing anything incidental to the diagnostic and therapeutic services. As such, the Australian Government sets the rates at which doctors ought to charge patients for various medical services and pays doctors for providing these services. The Australian Government is also responsible for administering the Pharmaceutical Benefits Scheme (“PBS”) which provides subsidized prescription medicine to all Australian residents and eligible overseas visitors.

In NSW, the main provider of health and community services is the NSW Government. The Department of Health is the largest agency in terms of State Budget funding per annum, while the Department of Community Services and the Department of Ageing, Disability and Home Care are both also among the top 10 agencies in terms of State Budget funding per annum.

During the 12 months to May 2009, there were almost 360,300 people employed in the health and community services industry in NSW, an increase of 16.4% since the 12 months to May 2004. Currently there are over 220 public hospitals, 89 private hospitals and more than 500 community, family and children’s centers across the State.

Since its trough in 1999-00, this sector’s share of total NSW output has grown from 5.2% share to 5.9% share in 2007-08. In the last five fiscal years, annual growth in output averaged 3.8% per annum, driven largely by the ageing of the NSW population and other demographic factors. As such, the global financial crisis and economic downturn is expected to have minimal impact on this sector.

Ownership of dwellings

This industry covers both owner-occupier and investor properties. The “output” generated by this industry is the actual rent accruing to owners of investment properties and the imputed rent earned by owner-occupiers (i.e., the rent owner-occupiers would have earned had they leased their property out). There is no labor associated with this industry.

This industry made up 8.6% of total output in 2007-08, having risen from its 1989-90 share of 7.5%. It recorded strong annual growth between the mid-1990s through to the mid-2000s consistent with the housing boom experienced by NSW during this time. In the last five years to 2007-08, annual growth has averaged 3.1% per year; however, growth has been easing since 2004-05 as the property sector slowed.

Government administration and defense

This category includes public servants at Federal, State and Local levels (excluding teachers, public sector health care workers and police). During the 12 months to May 2009, this industry made up 4.1% of total NSW employment, or almost 139,000 people. Total employment in this industry grew by 7.9% compared to a year earlier. Over the last five years, employment growth has averaged 2.9% per annum.

Government, Administration and Defense’s share of total NSW output has been declining, from a peak of 4.2% in 1993 to 3.4% in 2008. Over the last five fiscal years, output growth has averaged 1.4% per annum, although annual growth appears volatile. For instance in the years 2004-05 to 2007-08, output grew by rates of 0.9%, 4.1%, 4.3% and 1.1% (in chronological order).

Mining

Mining’s output share in 2007-08 was 2.8%, in line with its historical average of 2.9% (going back to 1989-90—the earliest data available). In 2007-08, output contracted by 0.2%, compared to annual average growth of 2.7% per annum over the last five fiscal years. Given mining’s relatively small share of the NSW economy, NSW has not experienced the effects of the recent commodities boom to the same extent as resource-rich States like Queensland and Western Australia.

Employment grew by over 37% in the 12 months to May 2009 in average annual terms, although this represents an absolute increase of only about 8,900 positions. Over the five years to May 2009, employment in this sector grew by an annual average of 13.4%.

The global slowdown is expected to have a negative impact on the mining sector. NSW’s main mining export is coal and its main destination is Japan. A sharp slowdown in Japanese economic activity is expected to flow through to coal exports, leading to reduced volumes and prices.

Consistent with this, the Australian Bureau of Agricultural and Resource Economics (“ABARE”) notes that contract prices for thermal coal (NSW’s main coal export) are down 44.0% on prices negotiated a year ago, while in late June 2009, spot prices were about 65% lower than their peak in July 2008. Following estimated earnings growth of 110.0% in 2008-09, 2009-10 earnings are expected to fall 44.0% in 2009-10. The fall in earnings is mainly due to lower prices, although export volumes also will be lower by about 6.0%. Weaker demand from Japan and Europe is expected to be offset somewhat by higher demand from China, India and South Korea12.

Communications

In 2007-08, this sector, which includes postal, courier and telecommunications services, made up 2.5% of total NSW output. Nevertheless, it has been one of the fastest growing sectors of NSW, doubling its output share since 1992-93 (the beginning of the latest economic expansion). From 1992-93 until the 2001 technology stock market crash, this industry grew at an average annual rate of 10.4% per annum. In the last five years to 2007-08, it has grown at an average annual rate of 5.9%.

During the 12 months to May 2009, the Communications industry employed just under 65, 200 people, or 1.9% of the total NSW workforce, on average. Compared to a year earlier, employment contracted by 4.1% or about 2, 800 people.

12 ABARE, Australian Commodities, June Quarter 2009, pp.341-345

This industry should also be negatively affected by the economic downturn. Slower business activity will lead to less demand for telecommunications capital spending and maintenance, as well as less demand for courier services.

Electricity, gas and water supply

Utilities made up about 1.8% of total NSW output in 2007-08 with output share steadily declining from their early-1990s peak. In 2007-08 output rose by 0.3%, although it has contracted by 0.7% per year, on average since 2002-03.

Employment share declined steadily from a peak of 2.4% of total NSW employment during the 12 months to May 1986 to just 0.8% during the 1997 calendar year. Since 1997, employment share has been fairly constant, averaging about 0.8%. In the last five years to May 2009, employment has risen by 3.3% per annum, on average, although overall employment share remains low at just 0.9% of total NSW employed in the 12 months to May 2009.

The NSW Government currently owns three electricity generation corporations (Eraring Energy, Macquarie Generation and Delta Electricity) and three distribution/retail corporations (EnergyAustralia, Integral Energy and Country Energy). All of these corporations operate within the National Electricity Market (NEM), a wholesale market for electricity supply in Queensland, New South Wales, Victoria, South Australia, The Australian Capital Territory and Tasmania, which commenced in December 1998. All NEM participants are subject to the competitive pressures of the market.

Currently, the NSW Government is progressing with plans to transfer to the private sector the electricity retail businesses, generation development sites and rights to trade generation output. The initial legislation concerning the electricity reforms was not passed in the NSW Parliament and the NSW Government is proceeding with these revised plans pursuant to its existing authority under the State Owned Corporations Act 1989. These plans involve sale of the electricity trading rights of NSW Government-owned power generation stations to the private sector, the sale of the retail arms of Energy Australia, Integral Energy and Country Energy, and the sale of generation development sites around New South Wales, while maintaining ownership by the NSW Government of the existing power stations and electricity transmission and distribution networks. These plans are designed to pass the risks associated with wholesale electricity trading to the private sector and encourage private sector investment in the electricity industry. This follows comments from the private sector that for them to invest in generation capacity, the NSW Government would need to remove itself from trading generation output. These plans are expected to have little impact on the 14,000 public servants employed in the NSW electricity industry. The NSW Government estimates that approximately 1,300 existing public sector retail and generation trading jobs will be affected by the plans, with some of the affected employees becoming employees of the new private sector owners. The retailers already participate in a competitive environment as provided through the National Electricity Market. Transferring the retailers from public to private sector ownership will not fundamentally change the way they operate. See “New South Wales Government Finances—Business Asset Transactions” for further detail.

Water supply in NSW is also regulated by the NSW Government through various agencies. The NSW Government owns two metropolitan water supply and drainage corporations, Sydney Water and Hunter Water. It also owns State Water, NSW’s rural bulk water delivery corporation. In some regional and rural areas, water services are provided through local councils.

While some of NSW’s electricity corporations are also involved in gas supply, this is mainly carried out by the private sector in NSW. As with electricity supply, gas supply operates under a regime of “full retail contestability”, meaning that individuals are allowed to choose their gas supplier.

Agriculture

NSW’s agricultural sector has been in decline for some years now. In 2007-08, Agriculture made up just 1.2% of NSW output, down from a high point of 2.4% share in 1996-97. This decline partly reflects structural change as the NSW economy becomes less focused on primary industries and more on services, and it also reflects the fact that NSW has been experiencing drought on and off since about 2002-03.

The latest projections from ABARE for the 2008-09 crop year show a significant increase in winter crop production (up 141.3% on the 2007-08 year) although summer crop production is expected to be marginally lower (down 13.0% on 2007-08). These estimates suggest a strong rebound in farm production and rural exports from the drought-affected 2007-08 result. Furthermore, ABARE estimates that winter crop production for 2009-10 will be 2.0% higher than 2008-09. While the increase is significant, it is against the backdrop of the continued drought over the last few years which has led to dwindling output. For instance, winter crop output was 11.9 million metric tons in 2005-06, whereas the following two years recorded winter crop output of 3.8 million metric tons and 4.0 million metric tons.

NSW’s major crops include wheat, sorghum, cottonseed, barley and canola. Looking ahead, a lower exchange rate should help agricultural income growth, but this result also depends on levels of production.

In the year to May 2009, employment in agriculture averaged just under 88,400 people, down by 5.8% on the year to May 2008. Agriculture’s employment share has continued to decline as the NSW economy becomes more service-oriented. During the 12 months to May 1986 (earliest full year data available), agriculture’s employment share averaged 5.2% falling to an average 2.6% share during the 12 months to May 2009. Structural falls in employment share have been exacerbated by cyclical employment falls resulting from the drought.

Wages policy and industrial relations

Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

In NSW, industrial relations laws apply mainly to unincorporated businesses, such as sole traders, partnerships or trusts, and corporations that do not engage in significant financial or trading activities (e.g., not-for- profit organizations). Other types of business entities are mainly covered through the federal industrial relations system.

Since the early 1980s, successive Australian Governments have sought to decentralize the wage setting system. The trend was begun by the Hawke-Keating Labor Government (1983-96) with the institution of the Prices and Incomes Accord. Subsequently, wages policy has moved through agreements based at the enterprise level to the use of individual agreements between employer and employee, known as Australian Workplace Agreements (“AWAs”). The current Federal

Labor Government (elected in November 2007) passed legislation in March 2009, which pares back some of the reforms instituted by the previous Coalition Government (1996-2007). The majority of Australian workers are currently covered by Enterprise Bargaining Agreements (“EBAs”—collective agreements between employers and employees at the enterprise or project level), followed by those on AWAs. Awards cover fewer workers still.

Since the early 1980s, the decentralization process has allowed for differentiated wage outcomes at the workplace level, in exchange for productivity gains. This has allowed for moderate wage outcomes in the aggregate, resulting in an economic environment of relatively low inflation and strong employment growth since 1993.

Over the last decade, NSW public sector employees have experienced wage increases in excess of both inflation and those of employees in the NSW private sector and the public sector in the rest of Australia. The NSW Government’s current wages policy is to maintain the real value of these wage increases over time, by funding wage growth and associated costs at 2.5% per year. The policy permits wage increases in excess of 2.5%, but only where the additional expense is offset by employee-related cost savings.

Trade

Throughout this section the tables present data on a fiscal year basis. Where possible, the accompanying commentary refers to more recent data. For services trade, data in this section is to the year ending December 31, 2008 and for merchandise trade data in this section is to 12 months ending March 31, 2009.

NSW, like Australia overall, may be characterized as a small, open economy. Given its extensive international trade and financial links, NSW’s economy depends on the health of the global economy for its export performance. While NSW exports more merchandise goods than services by value (during the last five fiscal years, NSW merchandise goods exports have averaged 58% of NSW total exports compared to an average 42% of services exports), these goods were concentrated mainly in coal, with a relatively small amount of other mining commodities. Therefore, the NSW economy has not experienced the same positive effects from the resources boom as the other, more resource-rich States of Queensland and Western Australia. At the same time, NSW’s leading position as Australia’s financial center means that currently it has greater exposure to the impacts of the global financial crisis and economic downturn than the other Australian States.

In July 2009, the WTO estimated that world trade will decline by 10.0% during the 2009 calendar year due to reduced demand. Weaker external economic activity is expected to negatively impact on NSW’s export performance. Similarly, weaker domestic economic activity will reduce NSW imports.

Exports

Services exports

The table below shows trends in NSW’s principal service exports for the last five fiscal years.

NSW Services Exports(1)

(A$ million)	2003-04	2004-05	2005-06	2006-07	2007-08

Travel(2)	7,233	8,016	8,396	9,379	10,285
Transportation(3)	3,068	3,201	3,294	3,442	3,661
Other Business (ex-professional)(4)	2,037	2,163	2,188	2,454	2,760
Computer & Information(5)	977	953	823	720	803
Financial(6)	573	564	566	567	585
Professional(7)	462	531	644	894	1,150
Other(8)	1,524	1,406	1,468	1,449	1,392
Total	15,874	16,834	17,379	18,905	20,636

Source: ABS 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2007-08.

(1)	In nominal dollars.

(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.

(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.

(4)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.

(5)	Services in this category include data processing and software implementation and design, the provision of news, photographs and articles to the media.

(6)	Includes services surrounding financial asset transactions (e.g., securities and futures) along with services provided by banks and other similar financial institutions.

(7)	Professional services include legal, accounting, management consulting and public relations, among others.

(8)	Includes government services, construction services and those services included under the personal, cultural and recreational category (e.g., film and television production, services associated with museums and other places of interest, etc.).

In 2008 (the latest calendar year for which data is available), NSW services exports (which include education, accounting, freight and financial services) grew by 7.2% compared to 2007 in nominal terms, compared to 10.4% overall for Australia. From 2003 to 2008, NSW services exports grew by 6.7% annually on average, and accounted for 39.8% of total Australian services exports for 2008.

Travel

The travel category has dominated NSW service exports over the last five calendar years, growing by 9.1% per annum on average, and making up 49.6% of total NSW services exports for 2008. Of this growth, the main driver was education-related travel services, contributing an average 6.8% to annual growth during the five years to 2008. In the first half of 2008 (latest data available), more than 228,600 international students were studying at Australian higher education institutions. At the end of 2007 (latest data available), over 72,000 international students were enrolled at higher education institutions in New South Wales.

Professional

Exports of professional services were the fastest growing during the period 2003- 2008, averaging 19.7% annual growth. In 2008, these exports grew by 26.2%, following 37.6% growth in 2007. Much of this growth can be attributed to legal, accounting and architectural firms taking advantage of an increasing range of market opportunities in Asia’s developing services industry.

Transportation

Increased trade resulting from the resources boom has been a main driver of growth in this area over recent years. In 2008, NSW transportation services grew by 3.1%, at about the average annual growth of 3.2% experienced in the last five years. Nationally, transportation services exports grew by 7.1% in 2008.

In the five years ended 2007-08, NSW services exports averaged about 42% of total sum of NSW services and merchandise exports, compared to 58% for merchandise exports. The proportion of service exports to total exports has declined from about 45% in 2003-04 to just under 41% in 2007-08. Stronger commodity prices in recent years (such as for coal, copper and wheat) has resulted in the value of NSW’s merchandise exports (which include commodities) increasing at a greater rate than the value of services exports. While the value of NSW services exports rose 6.3% per annum, on average, in the five years to 2007-08, the value of commodity exports increased by 12.0% per annum, on average, during that same time.

Merchandise exports

Below is a table showing NSW’s principal merchandise exports for the last five fiscal years:

NSW Merchandise Goods Exports(1)

(A$ million)	2003-04	2004-05	2005-06	2006-07	2007-08

Coal, coke and briquettes	2,855	4,454	5,026	4,894	6,263
Combined confidential items of trade(2)	2,284	2,714	3,063	2,703	3,595
Non-ferrous metals	1,740	1,871	2,414	3,053	2,753
Metalliferous ores and metal scrap	947	1,129	2,088	2,498	2,400
Medicinal and pharmaceutical products	746	899	1,447	1,846	1,900
Petroleum, petroleum products and related materials	655	893	1,286	1,241	1,641
Meat and meat preparations	1,136	1,368	1,183	1,293	1,160
Textile fibers and their wastes (not manufactured into yarn or fabric)	1,205	1,089	1,105	980	515
Cereals and cereal preparations	621	966	1,031	730	443
Professional, scientific and controlling instruments and apparatus	358	492	683	857	892
Other(3)	6,543	7,128	7,545	7,966	8,502
Total	19,091	23,003	26,871	28,062	30,063

Source: ABS unpublished data.

(1)	In nominal terms.

(2)	This category includes items which cannot be published so as to avoid the identification of firms providing the data.

(3)	Includes all other merchandise exports from NSW not detailed in the table above.

NSW goods exports were 7.1% higher in 2007-08 compared to 2006-07, following more subdued growth of 4.4% the previous year. The slower growth in 2006-07 partially reflected the effects of ongoing drought on agricultural exports. In 2007-08, NSW goods exports were boosted by strong coal, aluminum and copper prices. These three commodities belong to the categories coal, coke and briquettes, non-ferrous metals (aluminum and copper), and metalliferous ores and metal scrap (mainly copper ores and concentrates). In 2007-08, these three categories made up 38% of total NSW merchandise exports. An increase in the exports of medicinal and pharmaceutical products (e.g., vitamins, antibiotics and veterinary medicines) also contributed to the improved 2007-08 outcome.

NSW’s exports of agricultural commodities, including rice, wheat and cotton, and processed foods and beverages are significant, reflecting the diversity of the NSW economy. Due to ongoing drought however, agricultural exports have been declining. After reaching a peak of $1.0 billion in 2005-06, the value of cereals and cereal preparations exports (which includes wheat and rice) fell 39.4% to $443 million in 2007-08.

Subdued global economic activity in the foreseeable future means that agricultural and coal exports are expected to be relatively unaffected by port constraints. The WTO is forecasting world trade to fall by 9.0% during the 2009 calendar year, while in May 2009 Japan, NSW’s largest commodity export destination, recorded a fall in imports of 42.4% compared to May 2008.

In the four quarters to March 2009 (latest available), NSW merchandise exports were up 36.0%. The principal driver of this increase was the rise in coal, coke and briquette exports, which contributed 25.2 percentage points. This large increase is attributable to the steep rise in coal prices during 2007 and 2008. In the year to March 2009, coal prices averaged US$117.53 per metric ton or 45.6% higher than the average in the year to March 2008. Other major contributors to growth over this period were cereal and cereal preparations (adding 1.3 percentage points), as wheat exports improved, and iron and steel exports (adding 0.9 percentage points). A decline in exports of metalliferous ores and metal scrap reduced overall export growth by 2.0 percentage points.

Export destinations

By far NSW’s biggest export market for merchandise goods is Japan. Since 2003-04, the share of merchandise exports to Japan has averaged about 23% of total NSW merchandise exports (annually). During this time, the principal export items to Japan have included coal, other metals and ores (such as aluminum and copper) and meat and meat products, including beef.

Since 2003-04, the fastest growing merchandise export destination has been South Africa, owing to a particularly large rise of 158% between 2004-05 and 2005-06, although the pace has moderated since 2005-06. Exports to South Africa have grown by an average of 72.6% per annum during this period. Most of this growth has occurred in exports of medicines and other pharmaceuticals (valued at A$843.9 million in 2007-08). Other major exports to South Africa include industrial machinery and meat and meat products. In 2007-08, the total value of exports to South Africa was valued at A$993.5 million.

NSW’s Major Merchandise Export Destinations(1)

(A$ million)	2003-04	2004-05	2005-06	2006-07	2007-08

Japan	4,439.4	5,405.1	6,490.5	6,717.8	7,884.1
New Zealand	1,932.4	2,146.1	2,227.7	2,376.9	2,403.3
United States of America	1,977.6	2,051.6	2,373.4	2,273.6	2,242.7
China	1,166.8	1,347.9	2,099.5	2,283.9	2,219.8
Korea, Republic of	1,217.5	1,635.2	1,815.1	1,969.5	2,342.4
Taiwan	915.6	1,359.0	1,471.5	1,327.4	1,512.2
Thailand	573.2	805.8	824.2	949.6	980.6
Malaysia	503.1	710.4	692.6	732.7	738.2
Indonesia	539.6	619.4	783.2	638.0	773.2
South Africa	112.0	182.7	471.6	707.3	993.5
Other(2)	5,714.1	6,739.8	7,590.7	8,085.5	7,938.0
Total	19,091.3	23,003.0	26,840.0	28,062.2	30,028.0

Source: ABS, unpublished data.

(1)	In nominal terms.

(2)	Includes all other destinations for merchandise exports from NSW not detailed in the table above.

Merchandise export growth to China has been easing since 2005-06, when it grew by almost 56% compared with 2004-05. This result was driven by increases in metal ore exports and wool, cotton and other fibers used in textile production. In 2007-08, the value of merchandise exports to China decreased by 2.8% compared with 2006-07. The bulk of NSW’s merchandise exports to China are comprised of coal, copper and other ores and wool and cotton, all of which are inputs into various manufactured goods. As the global economy slowed during 2007-08, so too did demand for Chinese manufactured goods, which has in turn affected Chinese demand for inputs for those goods.

Other major export destinations include New Zealand (various types of manufactured goods, aluminum, copper and medicines), the United States (professional and scientific equipment, iron and steel and drinks) and South Korea (coal, copper and other metal ores and meat and meat products, including beef).

In the four quarters to March 2009, 33.0% of NSW exports went to Japan. Exports to Japan also contributed 20.1 percentage points to total NSW export growth of 36.0%. This was followed by South Korea (contributing 5.1 percentage points), Taiwan (contributing 3.4 percentage points) and the United States (contributing 1.6 percentage points).

In contrast, exports to China contributed just 0.1 percentage points to total NSW export growth. Overall, NSW exports to China rose 1.0% in the year to the March quarter 2009. This was driven by coal, coke and briquette exports, which nearly doubled, but was partially offset by a 12.3% decline in exports of metalliferous ores and metal scrap. Exports to South Africa fell by 41.0%, driven mainly by large decreases in exports of medicinal and pharmaceutical products. Lower exports to South Africa detracted 1.4 percentage points from total NSW export growth.

Imports

Services imports

In 2008, NSW services imports (which include freight, tourism-related services, the use of patents, industrial designs and trademarks and insurance services) grew by 9.2% on the previous year in nominal terms, compared to 15.1% services import growth for Australia over the same period. In the five years to 2008, NSW services imports grew by 7.3% annually on average, accounting for 40.3% of total Australian services imports for calendar 2008.

The table below shows trends in NSW’s top services imports for the last five fiscal years.

NSW Services Imports(1)

(A$ million)	2003-04	2004-05	2005-06	2006-07	2007-08

Travel(2)	5,027	5,614	5,799	5,972	6,562
Transportation(3)	5,089	5,537	5,847	6,172	6,479
Other Business(4)	1,640	1,649	1,676	1,862	2,119
Royalties & License Fees(5)	1,412	1,555	1,721	1,871	2,217
Insurance(6)	839	837	864	864	895
Personal, Cultural & Recreational(7)	775	907	845	906	996
Other(8)	1,520	1,474	1,487	1,475	1,610
Total	16,302	17,573	18,239	19,122	20,878

Source: Australian Bureau of Statistics 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2007-08.

(1)	In nominal terms.

(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.

(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.

(4)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.

(5)	Includes the use of patents, industrial designs and trademarks.

(6)	Includes freight, life and other types of insurance services, as well as reinsurance.

(7)	Types of services included in this category relate to film, television, radio and music production as well as recreational activities.

(8)	Includes government services, construction services and communication services.

As with exports, NSW services imports are dominated by the travel component. In contrast to exports however, growth in this component has been driven mainly by “personal”-related travel services (i.e., those related mainly to outgoing tourism). In 2008, the “personal” component rose by 7.6% on 2007, while the travel component as a whole increased by 8.3%. Business related travel also increased significantly, rising 12.0% in 2008 after rising 1.3% in 2007.

The continuous growth in travel over the last five years has coincided with a strong appreciation of the Australian/US dollar exchange rate which has lowered the cost of international travel for Australian and NSW residents. In 2003-04, the US dollar/Australian dollar exchange rate averaged US$1.00 = A$1.40 compared to US$1.00 = A$1.17 during 2008. In the 6 months to June 30, 2009, the exchange rate has averaged US$1.00 = A$1.40. Given the depreciation of the Australian dollar, especially since October 2008, it might be expected that fewer Australians will travel overseas, reversing the trend of the last few years.

In the five years ended 2007-08, the share of NSW services imports to the total value of NSW services and merchandise imports fell slightly, from 23.3% in 2003-04 to 21.6% in 2007-08. Conversely, the share of merchandise imports rose from 76.7% to 78.4% over the same period. While the value of NSW services imports rose 6.8% per annum, on average, between 2003-04 and 2007-08, the value of merchandise imports increased by 9.0% per annum, on average, during the same time.

Transportation

Transportation continues to constitute a significant component of NSW services imports given that NSW is Australia’s major gateway with the rest of the world. On average, Transportation comprised 31.7% of total NSW services imports in the five years to 2008. As growth in trade has largely been concentrated in Queensland and Western Australia, there has been less demand from NSW for transport related services, such as freight carriage, than these other States. As a result, NSW transportation service imports grew by 8.1% per annum, on average, in the five years to 2008 compared to the national rate of 9.7%.

The growth in imports generally reflected stronger economic growth in both NSW and Australia, but also the fact that many Australian imports first come through NSW before being distributed to other States.

Merchandise imports

NSW Merchandise Goods Imports(1)

(A$ million)	2003-04	2004-05	2005-06	2006-07	2007-08

Office machines and automatic data processing machines	5,977	6,504	6,738	7,304	6,487
Road vehicles (incl. air-cushion vehicles)	5,505	5,768	5,901	6,531	7,391
Telecommunications and sound recording and reproducing apparatus and equipment	4,964	5,683	5,825	6,032	7,614
Medicinal and pharmaceutical products	4,301	5,185	5,380	5,898	6,100
Petroleum, petroleum products and related materials	2,347	3,596	5,324	5,267	7,710
Miscellaneous manufactured articles	3,830	4,052	4,385	4,651	5,089
Electrical machinery, apparatus, appliances, parts (incl. non-elec. counterparts of electrical domestic equip)	3,180	3,336	3,545	3,829	3,835
General industrial machinery and equipment, and machine parts	2,440	2,721	2,825	2,967	3,110
Professional, scientific and controlling instruments and apparatus	1,648	1,865	1,996	2,167	2,272
Articles of apparel and clothing accessories	1,396	1,594	1,753	1,833	1,920
Other(2)	18,173	19,804	21,212	23,312	24,381
Total	53,763	60,107	64,885	69,791	75,909

Source: ABS unpublished data.

(1)	In nominal terms.

(2)	Includes all other merchandise imports from NSW not detailed in the table above.

Office and computer equipment

As NSW is a service-oriented economy, the major merchandise import is office and computer equipment. In the last five fiscal years, it has averaged 10.0% of NSW’s merchandise imports. Imports of office equipment declined by 11.2% in 2007-08 after having increased by 8.4% in 2006-07. This coincides with the onset of the global financial crisis and economic downturn and its impact on the finance and business services industries, as well as ongoing poor outcomes for the property sector, which includes real estate agents, conveyancers and related businesses. The decline in imports of office equipment continued into 2008-09, falling by 4.1% in the 12 months to the March quarter 2009.

Petroleum and related products

The fastest growing merchandise import has been petroleum and related products, growing by an average of approximately 34.6 per annum over 2003-04 to 2007-08. Given that imports are measured in value terms (rather than volumes), the majority of this increase would be due to changes in the price of oil. For instance, in 2006-07 the average price of oil fell by 1.1% as did the value of petroleum and related imports for NSW. Similarly, during 2007-08 the average price of oil rose 52.6% compared to a 46.4% rise in NSW petroleum and related products imports.

In the year to the March quarter 2009, the average price of oil rose 4.8% compared to the year ending March 31, 2008. This compares to a rise in the value of NSW’s petroleum and related imports of 6.6% over the same period.

While oil prices have trended up since late February 2009 (to about US$70/barrel as at June 30, 2009), they still remain well below their peak of US$145.66 (reached in mid-July 2008). Subdued levels of global economic activity should lead to continuing lower international oil prices. Furthermore, slower economic activity in NSW might also lead to lower volumes of petroleum imports. Combined, these two factors are expected to result in a decline in the value of NSW imports of petroleum and related products in the near future.

Road vehicles

Over the five years ended 2007-08, the number of road vehicles (which includes automobiles and motorcycles) increased by an average 7.6% per annum. NSW is a major entry point for motor vehicle imports which are then distributed across Australia. During 2007-08, over 1 million new motor vehicles were sold Australia-wide.

In the year to March quarter 2009 however, imports of road vehicles decreased by 7.8%. This fall is in line with reduced demand for motor vehicles in Australia. In year average terms, the number of new motor vehicles sold in the 12 months ended June 30, 2009 fell by 13.6% across Australia and 13.5% in NSW.

Other imports

Other merchandise imports that recorded significant growth over this period were telecommunications equipment (which includes receivers, telephones and recording equipment) and medicines and other pharmaceuticals. From 2003-04 to 2007-08, they rose by 11.3% per annum and 9.1% per annum, respectively. In the year to the March quarter 2009, telecommunications equipment imports were up 15.6% and medicines and other pharmaceuticals imports rose 11.0%.

Import sources

In 2007-08, imports from China (up 15.9%), Singapore (up 39.6%), Japan (up 12.1%), Malaysia (up 22.7%) and Germany (up 14.8%) each recorded strong increases compared to 2006-07. The table below shows the major sources of NSW merchandise imports by value:

NSW’s Major Merchandise Import Sources(1)

(A$ million)	2003-04	2004-05	2005-06	2006-07	2007-08

China	7,422.5	9,778.3	11,479.3	13,068.7	15,145.2
United States of America	8,238.4	8,974.0	9,625.4	10,393.9	9,618.6
Japan	5,955.4	6,039.1	5,849.2	5,695.3	6,382.3
Germany	2,985.9	3,204.5	3,291.4	3,620.5	4,156.0
Malaysia	2,229.5	2,654.8	2,830.3	2,570.0	3,152.6
Singapore	1,773.2	2,114.9	2,441.0	2,614.2	3,649.4
Korea, Republic of	2,425.3	2,174.5	2,327.6	2,417.3	2,408.3
Thailand	1,473.3	1,684.3	1,777.9	2,403.0	2,515.9
New Zealand	1,771.5	1,749.3	1,798.6	1,802.5	2,210.3
France	1,321.2	1,424.2	1,463.4	1,583.0	1,695.7
Other(2)	18,166.8	20,308.8	22,000.5	23,622.7	24,974.6
Total	53,763.0	60,106.7	64,884.6	69,791.1	75,908.9

Source:	ABS, unpublished data.

(1)	In nominal terms.

(2)	Includes all other destinations for merchandise imports from NSW not detailed in the table above.

NSW mainly sources its merchandise goods from China. Chinese merchandise imports have averaged 17.5% of total NSW merchandise imports in the five years ended 2007-08, growing at an average rate of 19.5% annually. Imports from China include electrical appliances, iron and steel, fruit and vegetables and industrial machinery and parts. While the nature of some imports is indicative of rising incomes in NSW and Australia (e.g., electronic equipment) other types of imports (e.g., industrial equipment and iron and steel) have been driven by the extensive mining investment that has been occurring in Queensland, Western Australia and, to a lesser extent, NSW.

The United States remains an important source of merchandise imports for NSW, with its share of total NSW merchandise imports averaging just over 14% in 2007-08. NSW merchandise imports from the United States include professional and scientific equipment, such as various types of medical instruments, medicines, office machines, and transport equipment, such as airplanes and boats. Although imports from the United States grew by an annual rate 3.9% per annum from 2003-04 to 2007-08, they decreased in 2007-08 by 7.5%. This was principally due to the appreciation of the Australian dollar against the US dollar during 2007-08.

Major imports sourced from Japan include professional and scientific equipment, iron and steel and power generating machinery and equipment (e.g., turbines, engines and motors). Major imports sourced from Singapore include telecommunications equipment, paper products and office equipment. Major imports sourced from Malaysia include petroleum and related products, telecommunications equipment and office equipment. Major imports sourced from Germany include motor vehicles, medicines and general industrial machinery (including such things as tools, pumps and heating and cooling equipment).

China remained NSW’s principal import source in the year to the March quarter 2009 with NSW sourcing almost 22.0% of its all imports from there. The main items imported from China in this period included office machines, communications equipment, clothing and electrical appliances. The next major import source was the United States (12.5%), followed by Japan (7.6%), Germany (5.4%) and Singapore (4.7%). Overall, in the year to March quarter 2009, NSW merchandise imports rose 9.6% compared to a 16.9% rise for Australia as a whole. Slower business investment growth in NSW compared to the rest of Australia accounts for this discrepancy, as the two largest detractors from NSW import growth were imports of road vehicles and office equipment.

New South Wales Government Finances

Introduction

Each year, the NSW Government presents the Budget for the coming fiscal year to the NSW Parliament. The Budget details estimates for actual revenues and spending in the current fiscal year along with budgeted revenues and spending for the following four fiscal years. Revenue raising approval is provided for through various pieces of legislation while expenditure approval is granted by Parliament through the passing of Appropriation Acts.

Three Appropriation Bills are presented to Parliament: (i) a Special Offices Bill to provide funding for the Ombudsman’s Office, State Electoral Office, Independent Commission Against Corruption, and the Office of the Director of Public Prosecutions; (ii) a Bill to provide funding for the Parliament; and (iii) a general Appropriation Bill covering the remaining General Government Sector agencies.

The Appropriations Bills need to be approved by Parliament so that the NSW Government can access the Consolidated Fund. The Consolidated Fund consists of all public money collected on the State’s behalf. This includes taxes, fees and fines, Commonwealth grants, dividends and tax equivalent payments received and recurrent and capital appropriations to agencies.

While the process above describes how the NSW Government appropriates money under “normal” circumstances, there are other avenues available to the Government should the need arise. These include the “Treasurer’s Advance” and various provisions under the Public Finance and Audit Act 1983 which allow the Government to appropriate additional funds in the case of unusual circumstances, such as emergencies and disasters.

Policy priorities and objectives

While the Budget is mainly viewed as a financial document, it is also indicative of the Government’s policy priorities and objectives. These priorities and objectives are achieved through the funding of various government agency programs, while capital works provide the necessary infrastructure for government and the private sectors to carry out their economic and social activities.

The Government’s priorities and objectives are detailed in the State Plan: A new direction for NSW, released in 2006. As stated at the time of its release, the State Plan is due for review by the end of the 2009 calendar year and the process is currently under way. The State Plan sets out five areas of activity of the Government, namely:

•	Rights, respect and responsibility;
•	Delivering better services;
•	Fairness and opportunity;
•	Environment for living; and
•	Growing prosperity across NSW.

Rights, respect and responsibility

Priorities within this area include reducing crime rates, re-offending, antisocial behavior while increasing participation and integration in community activities.

Delivering better services

These priorities include improving access to quality healthcare and improving the health of NSW citizens generally; raising the levels of educational attainment for all students and getting more students to complete high school or vocational training; and delivering a high quality transport system.

Fairness and opportunity

Priorities here are improving the prospects for Aboriginal people and those with disabilities as well as achieving better outcomes in mental health. Furthermore, the principle of prevention and early intervention is being adopted so as to overcome social disadvantage in the community.

Environment for living

Under this area, the NSW Government seeks to secure sustainable water supplies and reliable electricity supplies. It also seeks to improve the quality of the natural environment while at the same time improving urban environments.

Growing prosperity across NSW

These priorities are to increase business investment, maintain and invest in infrastructure and reduce the regulatory burden on business. Further priorities include increased participation in and access to education and training and maintaining the State’s Triple A credit rating.

These priorities guide decision-making and strategic planning for the delivery of NSW Government services. To this end, the Budget and the State Plan are very closely linked as the Budget outlines the available resources to NSW Government while the State Plan helps to determine where to allocate those resources.

State fiscal strategy

The State’s fiscal strategy is medium-term in focus and emphasizes fiscal sustainability and a strong balance sheet. The aim is to keep the State’s finances in such a condition that they can support a consistent growth in services over time regardless of any economic and fiscal shocks that may arise. Within this, maintaining the State’s Triple A credit rating is a priority.

There is a focus on aligning revenue and expense growth over the longer term, while a strong balance sheet can absorb any short-term variation between the two. A further advantage of a strong balance sheet is that it allows time for structural adjustments when there are changes to expenses, revenue and capital investment.

The State’s fiscal strategy is guided by a number of medium and long-term fiscal targets in conjunction with a set of fiscal principles, all of which are outlined in the Fiscal Responsibility Act 2005 (NSW). The NSW Government provides annual progress reports against these measures in the Budget Papers. Furthermore, the legislation provides for periodic reviews of the targets to ensure they remain relevant and appropriate.

Legislation also provides for an assessment of long-term fiscal pressures, including from the ageing of the population. The assessment of these trends is published every five years in a

Budget publication. The first of these, the NSW Long-Term Fiscal Pressures Report, was published as 2006-07 Budget Paper No. 6. The next report will be released together with the 2011-12 Budget.

The Fiscal Responsibility Act targets and principles keep a check on unsustainable increases in debt and public spending by committing the NSW Government to remain within certain bounds. The process is also transparent due to the legal requirement of annual progress reports against the targets as well as the need to report the impact of policy changes on the Long-term Fiscal Gap. The NSW Government is required to explain any deviations from the targets and outline what remedial steps will be taken to return to them. The Long-term Fiscal Gap, as reported in 2006-07 Budget Paper No. 6, is the difference between the base period primary balance as a share of GSP and the primary balance as a share of GSP at the end of a forty year projection period, on a no policy change basis and accounting for demographic change. The primary balance is the gap between spending and revenue, excluding interest transactions but including net capital expenditure. A positive gap implies that fiscal pressures will be building over the projection period.

In both the medium and long term, the targets aim to keep general government net financial liabilities (“NFL” defined as total liabilities less financial assets, excluding equity in public non-financial corporations and public financial corporations) and general government underlying net debt at sustainable levels. Net debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments loans and placements. Underlying net debt is adjusted for the impact of deposits into the State’s Liability Management Fund. The Liability Management Fund was initially set up to help manage the NSW Government’s Unfunded Superannuation (pension fund) liability. It was used to hold funds until the NSW Government resolved an issue relating to a funding credit entitlement due to it under Federal income tax legislation. This issue was resolved in the NSW Government’s favor and the funds were paid into the First State Super Fund during 2006-07. The fund now effectively has a zero balance. There is an additional long-term target of fully funding public sector unfunded superannuation liabilities by June 2030.

The Guiding Fiscal Principles are:

•	keeping the budget and forward estimates in surplus;
•	constrained growth in net cost of services and expenses;
•	managing public sector employee costs;
•	evaluation of capital expenditure proposals;
•	managing State finances with a view to long-term fiscal pressures;
•	maintaining or increasing general government sector net worth;
•	funding employer superannuation liabilities;
•	total asset management;
•	prudent risk management; and
•	tax restraint.

Following the failure to pass the NSW Government’s electricity generation and retail reform package legislation in August 2008, Standard & Poor’s put NSW’s Triple A credit rating on negative outlook. In response, the NSW Government brought down a mini-budget in November 2008 which reprioritised the capital program, introduced revenue and expense measures and outlined plans to transfer certain business assets to the private sector. See “—Business Asset Transactions”. With the release of the 2009-10 Budget, Standard & Poor’s removed the negative outlook and reaffirmed NSW’s Triple A rating. In its June 16, 2009 release, Standard & Poor’s indicated that it may reassess the rating if the State materially alters its plans to sell the NSW electricity retail assets, materially fails to implement the savings proposals in the 2009-10 Budget, or there are material changes in revenue and expenditure in connection with the lead up to the 2011 election. In its June 16, 2009 release affirming the Aaa credit rating of the Issuer and the Guarantor, Moody’s Investors Service noted that they would be conducting an in-depth analysis of the budget and its medium term impact on NSW’s financial and debt profile as part of their normal due diligence process, focusing on the achievability of NSWs plans to restore budgetary balance once the economic recovery takes hold. As part of their normal review process, Moody’s met with the Issuer and Guarantor on July 3, 2009 and a statement from Moody’s is expected towards the end of 2009. Maintaining its Triple A rating is a top priority for NSW.

In the 2009-10 Budget, the NSW Government announced its Better Value and Services Plan, which is a set of five measures designed to constrain expense growth while maintaining and improving service delivery. The five measures that constitute the plan are:

•	Maintain the net cost of wage increases to NSW Government employees at 2.5% per annum. Any increases beyond 2.5% need to be funded from offsetting employee-related savings;

•	Improve NSW Government agency efficiency through the amalgamation of over 160 government agencies and offices into 13;

•	Strategic review of selected aspects of whole-of-government spending, including spending on information and communications technology, asset use and services purchased by the NSW Government;

•	Ongoing expenditure audits of NSW Government agencies; and

•	Assessment of financial and Board performance of all NSW state owned corporations through strategic performance reviews. Furthermore, the system of efficiency dividends, which was begun in 2005-06, will be extended to 2012-13. Under this system NSW general government agencies are required to make efficiency improvements resulting in savings of 1% of their annual controllable expenses—or about A$300 million across all general government agencies. For 2011-12 and 2012-13 the required savings have been increased to 1.5%.

Structural and cyclical budget impacts

The NSW Government’s budget is affected by both structural and cyclical factors with the fiscal strategy designed to respond to these factors over time. Structural factors are those factors which have a permanent impact on the budget outcome and tend to be on the expense side, although taxation policy changes are structural.

An example of this is employee expenses, which account for almost half of total expenses. Over time, employee expense growth becomes embedded in the cost base so that any extraordinary increases weaken the budget permanently. In order to overcome such weakness, structural changes would need to be made to either revenues (e.g., tax increases) or other expenses. The NSW Government’s wages policy, which seeks to limit the net cost of wages growth to the Government to 2.5% per year is one such structural change that has been implemented. Any cost increases over 2.5% need to be offset by cost reductions in other employee-related expenses.

Cyclical factors are temporary in nature and tend to be on the revenue side. There are four main revenue drivers in NSW that are currently being negatively impacted by the general economic slowdown:

•	Household consumption—GST is levied on most end products purchased by households (e.g., processed foods, transport, insurance, housing). This tax is collected by the Australian Government and then distributed among the States and Territories as General Purpose Payments. See “Financial Relationship with the Commonwealth of Australia”. Household consumption has been weaker as consumer confidence has waned, which is impacting on GST collections. As a result of weaker economic and consumer conditions, the NSW Government is forecasting GST revenues to be lower by about A$4.8 billion in the four years to 2011-12 than expected in the 2008-09 Budget.

•	Employment and wages—Another key state tax is payroll tax. Weaker economic growth should see slowing employment and wages growth, leading to a reduction in payroll tax collections. While collections for 2008-09 are expected to be broadly in line with 2008-09 Budget expectations, the 2009-10 Budget forecasts payroll tax collections to be down 3.0%, or A$190 million, in 2009-10.

•	Property prices—Land tax is levied on the value of unimproved land while purchaser transfer duty is charged whenever a property changes ownership. Both of these taxes are driven by property prices. Movements in land tax receipts tend to be smoother because the unimproved land value which the tax is based on is a three-year moving average. Purchaser transfer duties are far more volatile as they not only depend on price, but also the volume of transactions. The 2009-10 Budget estimates Land Tax receipts to be 3.4% higher in 2009-10 due to higher land values and an increase in the marginal tax rate for land valued over A$2.25 million. Transfer duties are estimated in the 2009-10 Budget to have fallen by 32.8% in 2008-09 and are projected to grow by 3.2% in 2009-10.

•	Coal Prices—NSW also derives revenue from coal royalties paid to it by mining companies. The global economic slowdown is expected to significantly weaken demand for NSW’s coal exports in both value and volume terms, thus impacting revenues, especially from 2009-10 onwards. Royalty revenues were expected to hold up during 2008-09 as export contracts are negotiated only annually in March. ABARE suggests that thermal coal contract prices for 2009-10 have fallen by 44% on last year in U.S. dollar terms (from about US$125/metric ton in 2008-09 to about US$72/metric ton in 2009-10). When converted into Australian dollars, the expected fall in coal export earnings in the coming year should be cushioned somewhat, as the Australian dollar exchange rate has declined about 15.8% since its July 2008 highs.

The global financial crisis and economic downturn is thus expected to have a significant cyclical effect on the Budget, due to its impact on revenues. Given the downturn in revenues, the NSW Government is borrowing against its balance sheet to fund its capital expenditure program without diverting revenues from its recurrent budget and jeopardizing its service delivery commitments.

A major structural shift that is expected to begin over the next three to four years and last until about the middle of the century is the ageing of the population, a common phenomenon among many developed economies. The proportion of the NSW population aged 65 and over is expected to almost double, from 13.7% in 2005 to 24.8% in 2043-44. This will place significant pressure on both Government revenues and expenses. On the one hand, health expenses are expected to rise significantly as an older population is more likely to use health care, while on the other, a smaller workforce (due to the combination of more retirees and lower fertility rates) means that the NSW economy is likely to grow more slowly.

Recent fiscal outcomes

The 2009-10 Budget Papers provide revised projections for 2008-09 outcomes based on information available at the time of their preparation,. Actual outcomes for 2008-09 will be reported in the Half-Yearly Review expected to be released during December 2009 following receipt of information for the full 2008-09 year.

Net operating balance

The estimated budget outcome for 2008-09 has been revised to a A$1.3 billion deficit, compared to a A$268 million surplus as first estimated in the 2008-09 Budget. This is primarily due to the impact of the global financial crisis and consequent economic downturn on revenues, and follows twelve consecutive years of surplus for NSW. Other factors influencing the budget outcome are extra spending commitments related to increased Australian Government funding and ongoing growth in NSW’s own spending commitments.

Revenues

Despite revenues being significantly adversely affected by the current economic downturn (expected to be down A$10 billion across the four years to 2011-12), actual total revenues for 2008-09 are forecast to be A$48.82 billion, an increase of A$905 million on the original 2008-09 Budget Estimate. While taxation and grant revenues were about A$2.0 billion lower than expected, this was offset by National Agreement and National Partnership payments from the Australian Government exceeding the 2008-09 Budget Estimate by about A$2.5 billion.

Expenses

Actual total expenses for 2008-09 have been revised to A$50.16 billion, higher than projected in the 2008-09 Budget Papers (up A$2.54 billion) and is the main driver of the forecast 2008-09 Budget result. The change in expenses largely reflects significant additional spending linked to increased Australian Government fiscal stimulus and nation building funding, along with earlier than expected payments to the rail and housing sectors by the NSW Government. The change in total expenses also reflects the NSW Government’s support for economic activity and jobs in NSW at a time in which the economy is slowing down, with the goal of placing the State in a sound growth position when conditions improve.

For 2008-09, actual capital spending is forecast to be A$13.69 billion, A$0.24 billion lower than originally budgeted for in the 2008-09 Budget. Capital spending in 2009-10 is forecast to be $17.99 billion, easing back to more sustainable levels by 2012-13. The spike in capital spending during 2009-10 and 2010-11 is due to the Australian Government concentrating its stimulus and nation building spending in those two fiscal years.

Net debt

Net Debt is forecast to be A$8.1billion at June 30, 2009, higher than the A$6.2 billion estimated in the 2008-09 Budget. As the global financial crisis has weakened the State’s operating position, more of the capital works program is being funded through debt. The increase in net debt will help finance capital expenditure in 2009-10 and beyond as part of the NSW Government’s economic stimulus in NSW.

Net financial liabilities

Net Financial Liabilities are estimated to have risen from the 2008-09 Budget amount of A$31.3 billion to a revised A$50.3 billion at June 30, 2009. This is primarily due to the value of unfunded superannuation liabilities rising from an estimated A$17.4 billion at the time of the 2008-09 budget to a revised A$31.7 billion. The rise in unfunded superannuation liabilities was the result of poor equity market returns, a lower discount rate used to value the liabilities and revised demographic forecasts.

From July 1, 2005 the NSW Government adopted a new accounting standard for the estimation of employee-related liabilities (known as AASB 119—Employee Benefits). The result was to change the discount rate applied by actuaries when valuing the superannuation (pension) liability. The discount rate used now is the long-term Australian Government Bond rate as at valuation date, whereas previously the forecast long-term asset earning rate was used. The change in accounting standards has led to increased volatility in unfunded superannuation liabilities and also higher levels of liabilities.

Net worth

Net worth is forecast to be A$129.3 billion at June 30, 2009, lower than the A$141.9 billion estimate of the 2008-09 Budget. This is primarily due to the rise in unfunded superannuation liabilities as a result of falling financial asset values due to the global financial crisis, as well as an increase in net debt to support the State’s capital investment program.

The table below shows some of the key budget outcomes for the General Government (i.e., government agencies providing public services and that are funded mainly by taxation), Public Non-Financial Corporations (also known as Public Trading Enterprises—“PTE”, i.e., government businesses that operate on a commercial basis with their main source of revenue derived from user charges) and Total State sectors for the last six years. The Total State sector comprises the General Government sector, Public Non-Financial Corporation sector and Public Financial Corporation sector (i.e., the Issuer and the Lifetime Care and Support Authority). See “Presentation of Financial and Other Information” above for a summary of the two major accounting changes that affect the financial statements of the Issuer and the NSW Total State Sector Accounts for 2005-06 and subsequent years.

Key Fiscal Aggregates—Operating Statements (AEIFRS)(1)(2)

	Actual	Actual	Actual	Revised

(A$ million)	2005-06	2006-07	2007-08	2008-09

General Government Sector
Total Revenue—of which:	42,629	44,695	46,492	48,818
Taxation	15,902	17,697	18,548	17,712
Grant Revenue				—
Commonwealth—general purpose	10,720	10,938	11,942	11,781
Commonwealth—specific purpose	7,320	6,813	7,578	6,559
Commonwealth—National Partnerships		—	—	3,198
Other grants and contributions	460	454	558	500
Sale of goods and services	3,037	3,306	3,618	3,794
Interest income	1,298	1,314	(172)	440
Dividend and income tax equivalent income from other sectors	1,837	1,951	2,062	1,690
Fines, regulatory fees and other revenue	2,055	2,222	2,358	3,144
Total Expenses—of which:	40,701	43,900	46,419	50,155
Employee expenses	18,066	18,884	20,499	21,670
Superannuation expenses				—
Superannuation interest cost	933	749	477	696
Other superannuation expenses	1,766	1,822	1,894	2,012
Depreciation and amortization	2,127	2,308	2,466	2,649
Interest expenses	1,184	1,257	1,299	1,413
Other property expenses	—	2	—	1
Other operating expenses(3)	8,864	9,424	10,069	10,865
Grant expenses				—
Current grants and subsidies	6,140	6,615	7,446	7,854
Capital grants	1,621	2,839	2,269	2,995
Net Operating Balance	1,928	795	73	(1,337)
(less) Total net acquisition of non-financial assets(3)	1,497	1,844	1,931	2,173
Net Lending(+)/Borrowing(−)(4)	431	(1,049)	(1,858)	(3,510)
Public Non-Financial Corporation Sector
Total Revenue	15,216	16,905	17,441	19,200
Total Expenses	13,518	13,679	15,007	17,012
Net Operating Balance	1,698	3,226	2,434	2,188
(less) Total net acquisition of non-financial assets(3)	2,240	3,233	3,965	5,903
Net Lending(+)/Borrowing(−)(4)	(542)	(7)	(1,531)	(3,715)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.

(3)	Does not include assets acquired through finance leases.

(4)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial assets. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Key Fiscal Aggregates—Operating Statements (Previous AGAAP)(1)(2)

	Actual	Actual

(A$ million)	2003-04	2004-05

General Government Sector
Total Revenue—of which:	37,632	39,081
Taxation	15,018	15,300
Grant Revenue	—	—
Commonwealth—general purpose	9,939	10,181
Commonwealth—specific purpose	5,554	6,010
Other grants and contributions	—	510
Sale of goods and services	350	2,804
Interest income	2,714	1,050
Dividends and income tax equivalent income from other sectors	862	1,508
Fines, regulatory fees and other revenue		1,718
Total Expenses—of which:	36,479	38,841
Employee expenses	16,081	17,112
Superannuation expenses	—	—
Superannuation interest cost	860	1,114
Other superannuation expenses	1,406	1,702
Depreciation and amortization	1,927	1,992
Interest expenses	789	1,190
Other property expenses	—	—
Other operating expenses	8,820	8,886
Grant expenses
Current grants and subsidies	5,381	5,477
Capital grants	1,215	1,368
Net Operating Balance	1,153	240
(less) Total net acquisition of non-financial assets(3)	1,111	901
Net Lending(+)/Borrowing(−)(4)	41	(661)
Public Non-Financial Corporation Sector
Total Revenue	13,118	14,291
Total Expenses	12,157	13,312
Net Operating Balance	961	979
(less) Total net acquisition of non-financial assets(3)	1,137	1,617
Net Lending(+)/Borrowing(−)(4)	(176)	(638)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06, transactions were recorded in accordance with Previous AGAAP.

(3)	Does not include assets acquired through finance leases.

(4)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial assets. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Key Fiscal Aggregates—Balance Sheets (AEIFRS)(1)(2)

	Actual	Actual	Actual	Revised

	As at June 30,

(A$ million)	2006	2007	2008	2009

General Government Sector
Net Debt(3)	−3,824	3,645	5,279	8,087
Net Financial Liabilities(4)	27,526	25,685	29,664	50,261
Net Worth(5)	127,509	136,627	147,148	129,321
Public Non-Financial Corporation Sector(6)
Net Debt(3)	13,625	16,837	16,940	22,132
Net Financial Liabilities(4)	23,212	25,949	27,983	33,348
Net Worth(5)	64,144	67,288	74,146	71,723
Total State Sector(7)
Net Debt(3)	10,211	19,982	21,869	29,186
Net Financial Liabilities(4)	50,661	50,920	57,471	82,610
Net Worth(5)	127,509	136,627	147,148	129,321

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.

(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).

(5)	Net Worth equals total assets less total liabilities.

(6)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

(7)	Unpublished NSW Treasury data.

Key Fiscal Aggregates—Balance Sheets (Previous AGAAP)(1)(2)

	Actual	Actual

	As at June 30,
(A$ million)	2004	2005

General Government Sector
Net Debt(3)	119	−1,175
Net Financial Liabilities(4)	25,072	31,363
Net Worth(5)	123,994	117,337
Public Non-Financial Corporation Sector(6)
Net Debt(3)	12,316	13,187
Net Financial Liabilities(4)	17,800	22,772
Net Worth(5)	67,749	63,448
Total State Sector(7)
Net Debt(3)	12,506	12,659
Net Financial Liabilities(4)	42,891	54,499
Net Worth(5)	123,994	117,337

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06, transactions were recorded in accordance with Previous AGAAP.

(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations.

(5)	Net Worth equals total assets less total liabilities.

(6)	This sector includes NSW Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

(7)	Unpublished NSW Treasury data.

2009-10 budget projections and forward estimates

Policy settings for the 2009-10 budget

The table below from the 2009-10 Budget summarizes actual and expected outcomes for economic and employment aggregates:

Economic Performance and Outlook(1)

	Actual				Medium
	2007-08	2008-09	2009-10	2010-11	term
	outcome	estimates	forecasts	forecasts	projection

Real State Final Demand	4.40	1.00	−1.00	2.50	NA
Real Gross State Product	2.80	0.25	−0.50	2.25	4.25
Employment	2.40	0.00	−1.75	0.25	2.25
Unemployment (year average, percent)	4.60	5.75	7.75	8.50	NA
Sydney CPI (through the year to June quarter)	4.30	1.75	2.00	1.50	2.50
Wage Price Index	3.80	3.75	3.50	3.25	3.50

(1)	Percent change, year average, unless otherwise indicated.

NA:	Not available.

NSW GSP growth is expected to slow from an estimated 0.25% in 2008-09 to -0.5% in 2009-10 before strengthening to 2.25% in 2010-11. In 2011-12 and 2012-13 real GSP is expected to grow at an above trend annual rate of 4.25%, consistent with recoveries from previous recessions. State Final Demand growth is expected to slow more significantly from an estimated 1.0% in 2008-09 to -1.0% in 2009-10.

Slower demand and output growth is also expected to result in weaker employment conditions. In average annual terms employment growth was flat in 2008-09, in line with Budget estimates, and is expected to contract by 1.75% in 2009-10. The unemployment rate is expected to rise, averaging 5.75% in 2008-09 (it averaged 5.6% during 2008-09) before peaking at 8.5% in 2010-11. Wages growth is also expected to moderate given an easing in labor demand.

Growth in consumer price inflation is still expected to slow through the second half of 2008-09 and into 2009-10, from the high rates recorded in late 2008. Over time, slower demand growth and economic activity should result in the inflation rate, as measured by the Sydney CPI (consumer price index), moving back within the Reserve Bank of Australia’s target range of 2.0% to 3.0%, although the recent depreciation in the Australian dollar is expected to slow the rate of decline. Over the year to June 30, 2010, inflation is forecast to rise by 2.0%.

Operating statement

Key Fiscal Aggregates—Operating Statement(1)

	Revised	Budget	Est.	Est.	Est.
(A$ million)	2008-09	2009-10	2010-11	2011-12	2012-13

General Government Sector
Total Revenue—of which:	48,818	52,958	55,322	57,170	59,365
Taxation	17,712	18,011	19,827	21,099	22,102
Grant Revenue
Commonwealth—general purpose	11,781	12,621	13,526	14,527	15,380
Commonwealth—specific purpose	6,559	6,621	6,986	7,381	7,743
Commonwealth—National Partnerships	3,198	5,796	4,042	2,970	2,641
Other grants and contributions	500	639	663	605	526
Sale of goods and services	3,794	3,859	4,088	4,290	4,528
Interest income	440	390	383	401	427
Dividends and income tax equivalent income from other sectors	1,690	2,218	2,480	2,730	2,823
Fines, regulatory fees and other revenue	3,144	2,803	3,327	3,167	3,195
Total Expenses—of which:	50,155	53,948	55,438	57,084	58,723
Employee expenses	21,670	22,724	23,955	25,215	26,280
Superannuation expenses
Superannuation interest cost	696	851	923	1,037	1,060
Other superannuation expenses	2,012	2,177	2,192	2,197	2,209
Depreciation and amortization	2,649	2,915	3,151	3,285	3,389
Interest expenses	1,413	1,531	1,838	2,006	2,110
Other property expenses	1	1	1	1	1
Other operating expenses	10,865	11,426	11,970	12,393	12,760
Grant expenses
Current grants and subsidies	7,854	8,274	7,952	8,301	8,386
Capital grants	2,995	4,049	3,456	2,649	2,528
Net Operating Balance	(1,337)	(990)	(116)	86	642
(less) Total net acquisition of non-financial assets(2)	2,173	3,975	3,044	1,543	1,417
Net Lending(+)/Borrowing(−)(3)	(3,510)	(4,965)	(3,160)	(1,457)	(775)
Public Non-Financial Corporation Sector
Total Revenue	19,200	22,560	23,767	24,116	25,288
Total Expenses	17,012	19,039	20,245	21,213	22,381
Net Operating Balance	2,188	3,521	3,522	2,903	2,907
(less) Total net acquisition of non-financial assets(3)	5,903	7,215	6,652	5,601	4,853
Net Lending(+)/Borrowing(−)(4)	(3,715)	(3,694)	(3,130)	(2,698)	(1,946)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Does not include assets acquired through finance leases.

(3)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial asset. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Operating balance

The 2009-10 budget outcome is expected to be a A$990 million deficit, less than the forecast deficit for 2008-09. This operating result reflects a similar set of factors as those affecting the 2008-09 result, principally the impact of the global financial crisis and ensuing global economic downturn on NSW revenues, increased spending related to Australian Government funding for stimulus and nation building projects and continued rises in NSW own spending. More detail on both revenues and expenses is given below.

As the chart below shows, as a result of weaker economic conditions both internationally and domestically, operating deficits are forecast until 2010-11, after which the Budget is projected to return to surplus.

NSW General Government Net Operating Balance

Revenues

Revenues for 2009-10 are expected to be A$53.0 billion, or A$4.1 billion higher than the revised 2008-09 figure of A$48.8 billion (an increase of 8.5%). The main driver of this result is Australian Government funding as part of the fiscal stimulus and nation building packages. Without this funding, revenues would have increased by A$1.5 billion, or 3.0%.

During this period, taxation revenues are forecast to be 1.7% or A$299 million higher as a result of rises in land tax and transfer duty collections although payroll tax collections are expected to contract. Similarly, general purpose grants are expected to rise by 7.1% as a result of NSW’s share of GST revenues rising from 28.8% to 30.2% in line with the Commonwealth Grants Commission’s latest relativities. See “Financial Relationship with the Commonwealth of

Australia” for more details on the Commonwealth Grants Commission. Nevertheless, general purpose payments remain well below levels expected in the 2008-09 Budget.

In the four fiscal years to 2012-13, revenues are expected to grow, on average, by 5.0% per year to A$59.4 billion in 2012-13. Stronger revenue growth in the later years is expected due to expected improvements in the housing and labor markets leading to growth in transfer duty and payroll tax receipts, while improved economic conditions generally are expected to cause steady growth in GST receipts.

The 2009-10 Budget assumes that transfer duty revenues will grow by about 44.1% in 2010-11 in line with previous experience (transfer duty is quite volatile, with annual growth varying between -30% and +96% over the last 20 years). It is also expected to continue growing in 2011-12 and 2012-13. Activity in the housing market is expected to be supported by various NSW and Australian Government initiatives and a low interest rate environment. Transfer duties could be affected through the eventual phasing out of the governments’ initiatives and as interest rates rise to more normal levels over time. The expected recovery in transfer duties will not be sufficient to recover the revenue lost in the downturn.

Expenses

Total expenses for 2009-10 are expected to be A$53.9 billion, or A$3.8 billion above the revised 2008-09 total (an increase of 7.6%). As with revenues, expense growth in 2009-10 is driven largely by expenses associated with Australian Government funding. Without these associated expenses, underlying expenses would be up A$2.5 billion on 2008-09 (an increase of 5.0%).

Other major drivers of expense growth in 2009-10 are expected to include employee expenses (mainly wages and leave liabilities), which are expected to rise 4.9% as a result of new funding arrangements for the Health Department, a rise in past agency budget enhancements and added expenses resulting from the Council of Australian Governments’ Reform Agenda, higher superannuation expenses (11.8% higher) due to investment losses, lower mortality rates and higher wages, and increased interest expenses (up 8.4%) due to higher borrowings to fund the capital works program.

In the four years to 2012-13, expenses are expected to grow by an average of 4.0% per annum, after having grown at an average 6.6% over the last four years to 2008-09. This growth is expected to be largely driven by new funding arrangements for the Department of Health, the ramp up of prior years’ initiatives, new initiatives announced in the 2009-10 Budget and expenses related to further payments from the Australian Government under the COAG Reform Agenda.

In the four fiscal years to 2012-13, the continued application of the wages policy, more stringent efficiency dividend requirements and the implementation of the Better Services and Value Plan are expected to drive this lower rate of expense growth, especially in the later years of the forward estimates. This outcome is predicated on agencies continuing the efficiency improvement focus and being able to successfully implement the Better Services and Value Plan.

The 2009-10 Budget has departed from its usual forecasting practice, in line with the approach taken by the Australian Government in its 2009-10 Budget13. In prior years, forecasts would be

13 See 2009-10 Federal Budget, Budget Paper no. 1, Statement 2, Box 4: Updated Methodology for Forward Estimates, pp. 2-20 to 2-21.

made for the budget year only, before assuming trend growth in the economy. However, this approach is not appropriate given the current economic circumstances. Instead, forecasts are made for the budget and subsequent year and, beyond that, above trend growth of 4.25% is assumed for the 2011-12 and 2012-13 fiscal years. This reflects the analysis contained in the Australian Government’s Budget, which suggests that following a cyclical downturn, output growth in the transition years (2011-12 and 2012-13 in this case) is typically about 1.5% above the long term trend as the economy accelerates to close the output gap created by the slowdown. Had above-trend growth not been assumed, GSP and revenues would not return to their trend levels.

Balance sheet

Key Fiscal Aggregates—Balance Sheet(1)(2)

	Revised	Budget	Est.	Est.	Est.

	As at June 30,
(A$ million)	2009	2010	2011	2012	2013

General Government Sector
Net Debt(3)	8,087	12,821	15,100	15,826	15,756
Net Financial Liabilities(4)	50,261	53,837	53,719	55,050	55,705
Net Worth(5)	129,321	133,584	141,879	147,887	153,046
Public Non-Financial Corporation Sector(6)
Net Debt(3)	22,132	27,060	31,258	35,441	38,914
Net Financial Liabilities(4)	33,348	38,304	42,773	47,123	50,609
Net Worth(5)	71,723	73,597	76,371	79,620	82,594
Total State Sector
Net Debt(3)	29,186	38,617	44,857	49,473	52,564
Net Financial Liabilities(4)	82,610	91,146	95,517	101,222	105,391
Net Worth(5)	129,321	133,584	141,879	147,887	153,046

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with Previous AGAAP. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.

(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).

(5)	Net Worth equals total assets less total liabilities.

(6)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

Net debt

From June 30, 2009 to June 30, 2013, General Government sector net debt is expected to rise from A$8.1 billion to A$15.8 billion and Public Non-financial Corporation sector net debt is forecast to rise from A$22.1 billion to A$38.9 billion.

Net Debt to GSP—General Government and Total State

The rise in net debt reflects increased borrowings by both the General Government sector and the Public Non-financial Corporation sector to invest in both social and economic infrastructure. Increases in borrowing by the Public Non-financial Corporations are based on maintaining debt levels that are appropriate to their capital structure, while borrowing by the General Government sector will increase mainly as a result of lower than expected revenues due to weaker economic conditions. Lower revenues means that a greater proportion of the planned capital spend will be funded through increases in net debt.

Social and economic infrastructure includes major projects in rail, ports, water and electricity transmission and distribution. In the General Government sector, there is budgeted to be increased funding for road construction and higher spending on education and health, among other areas. This investment is intended to facilitate and support service delivery and will also help support employment and economic growth.

Net financial liabilities

General Government net financial liabilities are forecast to increase from A$50.3 billion at June 30, 2009 to A$55.7 billion by June 30, 2013. Public Non-financial Corporation net financial liabilities are expected to increase from A$33.3 billion to A$50.6 billion over this same period. The Total State net financial liabilities to GSP ratio is projected to rise from 22.0% at June 30, 2009 to 23.9% at June 30, 2013. These ratios would be below the historical high level of 26.6% at June 30, 1995.

There are two main factors driving the increase in net financial liabilities. Increased borrowings to fund the capital program are affecting net financial liabilities for both the Public Non-financial Corporation and General Government sectors, while unfunded superannuation liabilities are impacting the General Government sector. The PFE sector does not significantly affect the level of Total State net financial liabilities as the Issuer’s borrowings are largely offset by the Issuer’s lending to General Government and Public Non-financial Corporation agencies.

Unfunded superannuation liability

While the majority of the NSW public sector workforce are currently members of accumulation pension schemes about one quarter are members of closed defined benefit schemes. Under accumulation schemes, employers annually contribute 9.0% of an employee’s salary to a nominated superannuation fund. Upon retirement, the employee gains access to these funds either as a lump sum or an annuity. Under defined benefit schemes, employees receive a specific benefit for life from their retirement. As more members of the defined benefit schemes retire over time, there will be an increasing need for the NSW Government to fund their pensions.

These liabilities are funded by financial assets which are invested and managed by the superannuation trustees of each scheme. The shortfall between the present value of future benefits to be paid and the market value of the financial assets is the unfunded liability. As part of the Fiscal Responsibility Act 2005 (NSW) the NSW Government has undertaken to fully fund these unfunded liabilities by 2030 through annual cash contributions. Contributions are made such that they are sufficient to fund the liability by 2030, but do not exceed the required amount. The NSW Government’s policy for this approach is to ensure that financial resources are not unnecessarily diverted to the superannuation funds but, rather, are available to meet core government services.

Recently, poor equity market returns and falls in the discount rate used to value the liabilities have led to a significant increase in these unfunded superannuation liabilities (see explanation of the discount rate above under “—Recent Fiscal Outcomes—Net Financial Liabilities”). In the 2008-09 Budget released in June 2008, investment returns on superannuation assets were estimated to be negative 3.8% in 2007-08 and positive 7.9% in 2008-09. The 2009-10 Budget shows the actual outcome for 2007-08 was negative 7.2% and the estimated return for 2008-09 is now negative 10.4%. Including the Judges Pension Scheme and the Parliamentary Contributory Superannuation Fund, net unfunded superannuation liabilities are estimated to be A$31.7 billion at June 30, 2009, declining to A$29.1 billion by June 30, 2013. The NSW Government remains committed to its fiscal strategy of fully funding superannuation liabilities by 2030.

The possibility of ongoing poor equity market results and further falls in the discount rate pose risks to the unfunded superannuation liability. A higher projected unfunded superannuation liability may mean that the NSW Government would have to increase its annual cash contributions to cover any expected shortfall. Contribution levels will be reviewed once the 2009 Triennial Superannuation Actuarial Review, prepared by State Super actuaries Mercers, becomes available (expected in December 2009). An increase in unfunded superannuation liabilities would put pressure on the State’s Triple A credit rating, to the extent that unfunded superannuation affects the State’s net financial liabilities.

The chart below shows the effects of the change in accounting standards and the impact of poor equity returns on the unfunded superannuation liability. A$7.175 billion was paid in 2006-07 from the Liability Management Ministerial Committee (“LMMC”) to reduce the Crown superannuation liabilities.

Net worth

In the four fiscal years ending June 30, 2013, Total State net worth is expected to increase by an average of 4.3% per fiscal year to A$153.0 billion at June 30, 2013. This follows a rise of 4.4% per year, on average, in the four fiscal years to June 30, 2008. Non-financial assets are expected to rise by A$46.5 billion, or 21.9% over this time, again reflecting the projected significant increase in infrastructure investment.

Public non-financial corporation sector

The Public Non-Financial Corporation (“PNFC”) sector is also known as the Public Trading Enterprise or “PTE” sector. This sector includes those government businesses whose revenue is mainly derived from user charges (as opposed to taxation) and operate with a broadly commercial orientation, providing a return to government in the form of dividends and tax equivalent payments. NSW PNFCs do not pay income tax to the Australian Government as do private corporations. Instead the income tax payable is paid to the NSW Government as a “tax equivalent” payment. There is also a second class of PNFCs which provide various public services

(such as housing and transport) and are funded through budget grants in addition to user charges. In NSW, some of the larger PNFCs are:

Major NSW State PNFCs(1)

Sector	Business

Electricity Generation	Delta Electricity Eraring Energy Macquarie Generation
Electricity Transmission	TransGrid
Electricity Distribution and Retail	Country Energy Energy Australia Integral Energy
Water	Hunter Water Corporation State Water Corporation Sydney Water Corporation
Ports	Newcastle Port Corporation Port Kembla Port Corporation Sydney Ports Corporation
Transport(2)	Rail Corporation of NSW Rail Infrastructure Corp. State Transit Sydney Ferries
Housing(2)	Department of Housing
Other	NSW Lotteries WSN Environmental Solutions

(1)	See “—Business Asset Transactions”, below for further details on which PNFCs are affected by the NSW Government’s asset transfer plans.

(2)	These PNFCs also rely on budget grants as part of their overall funding.

PNFCs are not subject to debt and equity market scrutiny in the same way as private sector businesses. To ensure government businesses operate efficiently, the NSW Government introduced the Commercial Policy Framework in the early 1990s. The framework aims to replicate within government businesses the private sector disciplines and incentives that promote efficient commercial practice. The framework applies to all PNFCs, including State owned corporations, which are governed by the State Owned Corporations Act 1989 (NSW).

Some of the commercial PNFCs are subject to regulatory oversight. The electricity distribution and transmission businesses are regulated by the Australian Energy Regulator, while the retail arm of the distributors is regulated by the NSW Independent Pricing and Regulatory Tribunal (“IPART”). IPART is also responsible for regulating the water corporations.

As part of their role, the regulators determine the user charges that the electricity and water PNFCs are allowed to charge customers. These determinations are made such that the PNFCs can earn commercial rates of return on and of capital and normally last for a fixed period of years. The current determination for the electricity distributors and transmitters is in force until June 30, 2014 and the current determination for Sydney Water, the largest of the water corporations in NSW, expires on June 30, 2012. The current determination for the electricity retailers expires June 30, 2010 and IPART is currently preparing its report for the next period, which will run from July 1, 2010 to June 30, 2013.

The figures in the discussion below on the PNFC sector’s financial performance are based on the assumption that the current ownership and control of various PNFCs remains unchanged.

Operating balance

In 2008-09, the PNFC operating balance was a A$2.2 billion surplus, about A$246 million below the 2007-08 result. Higher sales of goods and services grant revenues were offset by increases in employee, depreciation, interest and operating costs.

The 2009-10 Budget estimates an operating balance of A$3.5 billion, with total revenues of A$22.6 billion compared to total expenses of A$19.0 billion. Expenses are expected to be 11.9% higher in 2009-10, with operating expenses and interest expense the main contributors.

In the four years to 2012-13, the operating balance is expected to rise by an average of 7.4% per annum, compared to 22.3% average annual growth in the four years to 2008-09. Both revenues and expenses are expected to grow at an average of about 7.1% per year in the four years to 2012-13.

Revenues

The overwhelming majority of total PNFC revenues come from goods and services sales and grants. Given the current regulatory determinations in force for the largest of the commercial PNFCs, they are not expected to be significantly impacted by the recent and ongoing economic weakness. Going forward, their large and growing asset base should support earnings growth. Similarly, those PNFCs largely funded through government grants will also experience steady, albeit more modest, revenue growth. The ports corporations and Forests NSW, which are more reliant on economic conditions, have been impacted by the recent weakness but are expected to recover in line with the overall economy.

As a group, 2008-09 PNFC revenue was A$19.2 billion, an increase of 10.1% on the year before. In 2009-10 PNFC revenues are forecast to grow by 17.5% to A$22.6 billion, driven mainly by increases in sales of goods and services (up 15.8%) and higher grant revenues (up 27.2%). The large increase in grant revenues is mainly due to funding provided by the Australian Government to Housing NSW as part of the February 2009 fiscal stimulus package and the National Partnership on Social Housing.

In the four years to 2012-13, revenues are forecast to grow at an average 7.1% per year. This growth results mainly from ongoing regulated returns for the energy and water businesses. The Australian Government grants mentioned in the previous paragraph are also expected to support revenue growth over this period, especially in 2009-10.

Expenses

Expenses in 2008-09 were A$17.0 billion, up 13.4%, or A$2.0 billion, on 2007-08. General operating expenses contributed the most, rising by about A$880 million, followed by higher employee expenses and depreciation costs, with rises in depreciation resulting from the expansion of the capital program.

In 2009-10 expenses are expected to grow by about 11.9% to A$19.0 billion. While operating expenses are the main driver, interest expense will also impact on growth as the PNFCs increase their debt to fund their extensive capital programs. A greater asset base will also lead to higher depreciation costs.

These same factors were expected to drive expense growth in the years 2009-10 to 2012-13. Overall, expenses were forecast to rise by about 31.6% from 2008-09 to 2012-13, or approximately 7.1% per annum, on average. This compares to annual average growth of 6.3% per year in the four years to 2008-09.

Capital expenditure

Of the A$62.9 billion in capital spending announced in the 2009-10 Budget (for the four years from 2009-10 to 2012-13), A$37.4 billion is to be undertaken by the PNFC sector. Capital spending in the electricity sector (which includes generation, transmission, distribution and retail) is expected to reach A$15.7 billion and is being driven by customer growth, increasing summer peak demand and replacement and renewal of assets that reach the end of their useful life.

Other major areas of spending include water (A$5.4 billion), transport (A$10.7 billion) and social housing (A$4.2 billion). Water sector spending will be driven by the need for asset renewal and expansion and various government initiatives. The main drivers of transport spending include upgrades in the rail sector, such as the purchase of new train carriages and improvements to the rail network, while the increase in Social Housing spending is due to the implementation of the Australian Government’s fiscal stimulus plan and Social Housing agreement.

Steady growth is expected in capital spending for electricity throughout the four year period to 2012-13. However, for the PNFC sector as a whole, capital spending is expected to peak in 2009-10 and return to more sustainable levels thereafter. The main reasons for this are the completion of Sydney Water’s desalination plant and the Port Botany expansion, as well as the fact that planned housing spending is concentrated in 2009-10.

The PNFC capital program will be mainly funded through increases in debt and operating balances (net of depreciation). From June 30, 2009 to June 30, 2013, net debt is forecast to increase by A$16.8 billion, of which A$13.1 billion will be borrowed by the commercial PNFCs. This will also lead to higher gearing ratios for the commercial PNFCs, from 48.0% in June 2009 to 58.0% by June 2013. The gearing ratio is defined as the ratio of net debt to net debt plus equity. Nevertheless, as the regulators allow for commercial returns on capital spending, these higher debt levels should be supported by corresponding increases in revenues.

Risk management

Treasury managed fund

In 1989, the NSW Government established a self-insurance scheme known as the Treasury Managed Fund to cover all insurable risks of participating Government agencies. Its aim is to help agencies reduce their risk exposure so they can spend more of their available resources on providing core services. The Treasury Managed Fund is owned and underwritten by the NSW Government, with full funding of the General Government sector’s self-insurance scheme achieved in 2003.

The Treasury Managed Fund covers workers’ compensation, public liability, property, comprehensive car insurance and miscellaneous claims. Membership in the Treasury Managed Fund is compulsory for all General Government budget dependant agencies and voluntary for all other public sector agencies. It does not cover compulsory third party claims. Compulsory third party claims insurance is used to provide protection to drivers in the event that a claim for personal injury or death is made against them as a result of negligent driving.

The Treasury Managed Fund is funded through premiums paid by agencies. Through the use of “hindsight adjustments” to these premiums the fund seeks to encourage best management practice by the agencies as ultimately risk management responsibility lies with the agencies. Hindsight premiums adjust the deposit premiums by taking into account the claims experience of the Treasury Managed Fund, member agencies and the NSW WorkCover scheme for the Fund year being adjusted. The target premium is recalculated to reflect the more recent estimates of total costs for the Fund year. Then, the new target premium is distributed among the agencies according to their reported claims costs for that year.

As at December 31, 2008, the Treasury Managed Fund held net assets of A$108.0 million.

NSW self insurance corporation

The NSW Self Insurance Corporation (“SICorp”) was established by the NSW Self Insurance Corporation Act 2004 (NSW). Its main tasks are to:

•	operate one or more Government managed fund schemes;

•	enter into agreements or arrangements with other persons to provide services in relation to the operation of any Government managed fund scheme;

•	enter into insurance or other agreements or arrangements to cover the liabilities to which the managed fund scheme applies; and

•	act for the State or an authority of the State in dealing with claims.

SICorp manages assets in compliance with its Net Assets Holding Level Policy to fund the Government’s insurance liability costs. The policy dictates the appropriate level of reserves for the Treasury Managed Fund. This policy sets the Treasury Managed Fund reserve for insurance activity at an amount equal to 10% of outstanding claims liabilities plus the amount the Fund retains for a single major loss before its reinsurance protection is activated. The net assets position is reviewed each December 31. Excess reserves are paid to the Consolidated Fund via the Crown Finance Entity while deficits will require contributions from the Crown Finance Entity.

Strong investment returns up until August 2007 and favorable claims experience created ongoing excess reserves. The Treasury Managed Fund (“TMF”) transferred these excess reserves to the Consolidated Fund of Crown Finance Entity, contributing A$1 billion in 2006 and A$910 million in 2007. A further transfer of A$300 million was made in 2007-08. For the year ended December 31, 2008, the TMF’s investment return was -10.6% and, as such, there was no excess reserve to pay into the Consolidated Fund. In 2009-10, for the first time since its creation, the TMF will need additional funding from the Crown Finance Entity, in the amount of A$390 million.

NSW WorkCover authority

The NSW WorkCover Authority was established in 1989 to monitor the Workers’ compensation system, license self- and specialized insurers to provide Workers’ compensation insurance and regulate insurers and manage Scheme Agents on behalf of the Nominal Insurer. It ensures that the administration of insurers provides for the efficient operation of Workers’ compensation insurance arrangements and also promotes compliance with workplace safety legislation.

The New South Wales Workers’ Compensation Scheme (the “WorkCover Scheme”) is a compulsory no-fault insurance scheme that provides Workers’ compensation insurance for all the State’s employers and employees, apart from those employers that are self-insurers or are covered by separate industry/interest based schemes. As at June 30, 2008, an independent valuation from PricewaterhouseCoopers estimated the WorkCover Scheme to be in surplus by A$625 million.

The Workers’ Compensation Nominal Insurer, whose Registered Business name is “The NSW WorkCover Scheme,” was created on February 18, 2005 by the Workers’ Compensation Amendment (Insurance Reform) Act 2003 (NSW). As a reporting entity, it comprises all entities under its control, namely the Workers’ Compensation Insurance Fund (“Insurance Fund”). The Nominal Insurer operates as a licensed Workers’ compensation insurer. The Insurance Fund holds premiums and all other funds received.

The WorkCover Authority acts for the Nominal Insurer. The legislation also established the Workers’ Compensation Insurance Fund Investment Board to determine investment policies for assets within custody of the Insurance Fund. The Investment Board reports to the Minister on the investment performance of the Insurance Fund.

The Acts state that the insurance claim liabilities of the Nominal Insurer can only be satisfied from the Insurance Fund and are not liabilities of the State, WorkCover Authority or any other authority of the State. The reporting entity is not consolidated as part of the NSW Total State Sector Accounts.

Lifetime care and support authority

The Lifetime Care and Support Authority is a statutory Authority established by the Motor Accidents (Lifetime Care and Support) Act 2006 (NSW). It is responsible for the administration of the Lifetime Care and Support Scheme. This includes developing and implementing the processes, policies and guidelines for the Scheme. The purpose of the Scheme is to provide treatment, rehabilitation and attendant care services to people severely injured in motor accidents in NSW, regardless of who was at fault in the accident.

The Scheme is fully funded by levies on compulsory third party insurance premiums collected by licensed insurers. It is not expected to create a call on the NSW Government as any increases in costs associated with the Scheme should be funded through changes to the premiums paid, based on actuarial reassessment.

Capital program

As described above under “—Balance Sheet—Net Debt”, a significant increase in capital investment was announced in the 2008-09 Budget. Total investment in the four years to 2011-12 was projected in the 2008-09 Budget to be A$57.6 billion, compared with A$36.5 billion in the four years to 2007-08. In November, capital investment for the four years to 2011-12 was reduced to A$56.9 billion as projects were deferred or reprioritized.

High levels of capital investment are expected to be maintained in the four years to 2012-13 with the 2009-10 Budget estimating that total capital spending will be A$62.9 billion (of which about A$5.0 billion is funded by the Australian Government as part of the fiscal stimulus package announced in February 2009). The majority of this spending will be undertaken by the PTE sector, especially the regulated energy businesses and the water sector. The capital program peaks in 2009-10, reflecting the fact that much of the Australian Government’s spending is concentrated in 2009-10 and 2010-11. The size of the capital program declines thereafter to levels that are seen as more sustainable in the long run.

The capital program is intended to be primarily funded through operating surpluses (net of depreciation), increases in net debt, asset sales, Australian Government funding and other sources (such as accruals and provisions).

The NSW Government submitted a number of priority projects to Infrastructure Australia, seeking substantial funding from the Australian Government’s Building Australia Fund. The Building Australia Fund was set up by the Australian Government in 2008 to finance critical national transport and communications infrastructure which cannot be delivered by the private sector or the States. Building Australia Fund capital and earnings will be invested in key infrastructure projects according to the recommendation of Infrastructure Australia. As part of the NSW Government’s risk management approach, these projects will only proceed before 2012 if they are substantially funded by the Australian Government.

All projects submitted by the NSW Government to Infrastructure Australia (valued at A$45.7 billion as at February 2009) were included on Infrastructure Australia’s preliminary list. Infrastructure Australia indicated that all projects on the preliminary list will need further analysis before they can be recommended for funding and prioritized. The Australian Government released Infrastructure Australia’s Infrastructure Priority List in May 2009 together with the 2009-10 Budget, with NSW receiving A$2.17 billion of the total A$22.0 billion that was made available for road, rail and port, education and health infrastructure projects. Some of the major projects for which NSW obtained funding include:

•	A$1.29 billion for the Hunter Express Way;
•	A$618 million for the Kempsey Bypass; and
•	A$96.4 million for the Nepean Hospital redevelopment.

The Australian Government’s February 2009 fiscal stimulus package and May 2009 Budget is providing a further boost to investment in NSW, especially in the areas of education and public housing. NSW will receive roughly one third of the A$21.1 billion announced by the Australian Government to be spent on these particular areas between 2008-09 and 2011-12. Spending will mainly involve the upgrading of current and construction of new education facilities and social housing, which should stimulate activity in the construction industry. Construction of approved housing projects began in April 2009, and education-related projects commenced at the end of June 2009.

In June 2008, the NSW Government released the 2008-09 State Infrastructure Strategy, which outlines the capital program for the 10 years to 2017-18. The entire program was expected to cost approximately A$143 billion, more than the A$110 billion that was forecast in the previous State Infrastructure Strategy (which covered the period from 2006-07 through to 2015-16). The

2008-09 State Infrastructure Strategy has since been revised as the legislation concerning the electricity sector reforms was not passed in the NSW Parliament. See “New South Wales Government Finances—State Fiscal Strategy” for further details.

There is now an annual infrastructure review to develop the 10-year State Infrastructure Strategy. This review considers agencies’ ten-year capital and maintenance plans and priorities and the affordable levels of expenditure over the next 10 years. Preliminary business cases and strategic gateway reviews are required for projects that are valued at over A$10 million and proposed to start within the four-year forward estimates period, or proposed for public announcement. Agencies also need to submit preliminary business cases for projects which are over A$50 million and are proposed to commence in five to ten years.

Budget Committee considers the annual infrastructure review in determining the rolling 10-year State Infrastructure Strategy. Final project approval is still part of the annual budget process.

These reforms improve prioritization of asset acquisition and service outcomes within available funding across Government and provide earlier reviews of investment proposals, resulting in better project risk management and resource allocation, and medium-term capital spending in line with the fiscal strategy.

Privately financed projects

A Privately Financed Project (“PFP”) is a contractual arrangement under which the Government grants a concession to the private sector to supply and operate economic or social infrastructure that would traditionally have been acquired and operated by the public sector. Examples include toll roads, railway stations, hospitals, water treatment plants prisons and car parks.

Under a PFP, a public sector entity (the purchaser) arranges for a private sector entity (the operator) to provide the infrastructure and associated services for an agreed period (the concession period). It is integral to most PFPs that the private sector operator designs, finances, builds and operates the infrastructure needed to provide the contracted service for the concession period. PFPs typically include both a capital component and a continuing service delivery component. They are generally complex and involve high capital costs, lengthy contract periods that create long-term obligations and a sharing of risks between private and public sectors.

PFPs can take various forms, including “Build, Own, Operate”; “Build, Own, Operate, Transfer”; and “Build, Operate, Transfer”. They are sometimes called Public Private Partnerships or “PPPs,” Service Concession Arrangements or Private Provision of Public Infrastructure (“PPPI”).

Differences Between Economic and Social
Infrastructure Delivery

Economic Infrastructure	Social Infrastructure

Revenues are often from third parties—subject to market-based resource allocation	Usually paid from consolidated revenues—subject to Government resource allocation decisions
Infrastructure provider faces genuine market risk	Usually no market risk to provider of infrastructure—payment streams are usually subject to long-term contract or budget allocation
Traditionally delivered through a Government Business Enterprise (including a State-owned corporation)	Traditionally delivered through a general Government agency
Revenue risks are a key driver of financial outcomes	Cost risks are a key driver of financial outcomes

PFP projects generally revert to government at no cost at the expiry of the concession term (commonly around 30 years). The guidelines differentiate between social and economic infrastructure. Generally, social infrastructure PFPs (for example, schools and hospitals) are paid for by the General Government sector entity, with the private party providing the infrastructure having no exposure to “market/demand risk”. In contrast, with economic infrastructure, the revenue of the private party is derived from third party revenues, exposing the private party to “market/demand risk” (for example, toll roads).

Social infrastructure projects require a public sector agency to make a series of unitary service payments to the private sector over the term of the arrangement.

In social infrastructure projects, where the agency is usually considered to have acquired the asset/infrastructure by way of a finance lease, part of each unitary service payment relates to the acquisition of the property, while the balance relates to operational services during the contract period. For budgeting and accounting purposes, the property acquisition is required to be separated from the operation services and then further disaggregated into the payments for the asset (principal) and the related finance charge (interest).

There is no official Australian Accounting standard for PPPs, but all Australian Treasuries endorsed using the UK Accounting Financial Reporting Standard (FRS) 5. In accordance with this standard, social and economic infrastructure are accounted for in a different manner due to their unique risk profiles.

The balance sheet treatment for PPP infrastructure projects depends on the terms of the contract and the risk transfer that it achieves. Under FRS 5, the owner of the asset is deemed to be the party that has the greatest proportion of risk and benefits associated with the “property-related payments”. The accounting and budget impact of a PPP transaction depends on it being classified as either an operating (private ownership) or financing lease (public ownership). The majority of social infrastructure PPPs are consequently classified as finance leases, being accounted for in accordance with AASB 117-Leases. They are treated as on-balance sheet transactions, as the government agency usually will be deemed the owner of the asset. The leased property is recognized as an asset at the point of commissioning, with a corresponding liability to make periodic payments to the PPP Company.

NSW Treasury has adopted an approach that entails calculating a notional finance lease, based on an implicit interest rate, in order to derive a lease profile for the asset over the life of the project. Once solved, notional principal and interest components of the service payment can be recorded on an agency’s financial statements.

The asset should be depreciated over its useful economic life, and the liability should be reduced as payments for the property are made. The remainder of the PPP payments, being the unitary service payment less the capital repayment and the interest charge, should be recorded by the agency as an operating cost. Accordingly, social infrastructure PPPs should be accounted for in accordance with AASB 117-Leases.

In contrast, economic infrastructure projects are generally recognized as an “emerging asset” over the concession period. The future fair value of the asset at the end of the concession period is estimated and progressively recognized on the Government’s balance sheet over the concession period. This recognition may occur on a straight line or annuity approach basis.

Privately financed projects have been used in NSW for over 20 years, with one of the first projects being the Sydney Harbor Tunnel, for which the contract was awarded in 1986-87. Since then, many types of infrastructure has been procured by the NSW Government through PPPs, some of which are listed below:

Privately Financed Public Infrastructure Projects In NSW

Project Description	Year of contract

Sydney Harbor Tunnel	86-87
M4 Motorway	91-92
M5 Liverpool to Beverley Hills Section	92-93
Macarthur Water Treatment Plant	93-94
Prospect Water Treatment Plant	93-94
Hawkesbury Hospital	94-95
Light Rail Ultimo—Pyrmont	94-95
New Southern Railway	94-95
M2 NorthWest Transport Link	94-95
Olympic Village	96-97
Olympic Stadium	96-97
Eastern Distributor Road	97-98
Olympic Multiple Use Arena	97-98
St George Hospital Car Park	98-99
Extension of Light Rail to Lilyfield	99-00
Prospect Water Treatment Plant—Supernatant Filtration	00-01
Cross City Tunnel	02-03
New Schools One	02-03
Lane Cove Tunnel	03-04
Eastern Creek Alternative Waste Treatment Plant	02-03
Western Sydney Orbital	02-03
New Schools Two	05-06
Newcastle Mater Hospital	05-06
Long Bay Gaol and Forensic Hospitals	05-06
Bonnyrigg Social Housing Project	05-06
Railcorp Rolling Stock	06-07
Colongra Gas Transport and Storage Facility	07-08
Camellia Recycled Water Plant	08-09
Royal North Shore Hospital	08-09

In November 2008, the NSW Government stated it would continue its policy of procuring capital projects through PPPs, but only when such arrangements provide the State with value for money relative to public procurement and financing.

Business asset transactions

In November 2008, the NSW Government announced that it would look into the divestment of a number of government businesses. These include NSW Lotteries, WSN Environmental Solutions (a waste service provider), the Superannuation Administration Corporation (trading as Pillar), and the Roads and Traffic Authority’s non-standard number plates business. These measures are additional to the transfer of electricity retail businesses, generation development sites and the right to trade generation output that were announced by the NSW Premier on November 1, 2008.

A number of benefits accrue to the NSW Government from transferring these businesses to the private sector. The proceeds can be used to repay the outstanding debt of the businesses being sold and any general government sector debt or they can be reinvested in financial assets to earn a market return.

Furthermore, and especially for the more capital intensive businesses, any future planned capital expenditure that was to be undertaken by the NSW Government will be carried out by the private sector owner instead. In these cases, the effect will be to improve NSW’s balance sheet position by reducing levels of net debt and net financial liabilities. As is normal budget practice, the 2009-10 Budget does not assume any change to the current ownership and control of various business assets, nor does it include any budget impacts from potential asset transactions.

For each proposed transaction, a Steering Committee or Working Group has been established to broadly assess any issues surrounding the transaction, including regulatory issues and the readiness of the business to be divested, as well as to oversee the divestment process. This is being done to ensure that the NSW Government’s objectives, including securing appropriate value for each business, are realized.

Specialist financial, accounting, tax and legal advisers for the proposed transactions were appointed to undertake detailed strategic investigations of the potential transactions and to assist with the transactions should they proceed. The investigations into the sale of Lotteries and Pillar Administration have been completed, while the investigations into WSN Environmental Solutions and the Roads and Traffic Authority’s Specialist licence plate business are ongoing.

The NSW Government intends to proceed with the Lotteries transaction by offering the market a long term exclusive licence for the distribution of NSW Lotteries products. The NSW Government will retain key brands and intellectual property and will continue collecting duties on the sale of lottery products of approximately A$300 million per year. The current plan is to finalize the transaction by the end of 2009.

The investigation into Pillar revealed that value would be significantly enhanced through a number of key strategic initiatives, including efficiency improvements and growth opportunities. The sale will proceed once management has further progressed these key business improvement initiatives.

The most significant divestment is that of the transfer of electricity retail businesses, generation development sites and the right to trade generation output. This will provide the private sector with the vertical integration benefits and market exposures that were identified in the Owen Inquiry as important for private sector investment in new baseload generation. It will also remove the Government from active participation in the electricity supply market, which will remove the private sector’s concerns regarding the potential for non-commercial bidding and investment behaviour by Governments.

The divestment of Government-owned development sites will further provide the private sector with access to suitable locations to build power stations. It is expected that this combination of measures, plus the increasing certainty surrounding emissions trading, will stimulate private sector baseload investment.

On March 5, 2009, the NSW Government released its Energy Reform Strategy—Defining an Industry Framework. This document contains details and options for the structuring of the electricity trading rights proposal. Work on the separation of the retail and distribution businesses is well-progressed, as is the development application process for the generation sites to be sold. The market sounding phase has now been completed, with Expressions of Interest expected to be called for during July/August 2009.

The NSW Lotteries (Authorised Transaction Bill) 2009 (NSW) passed through the NSW Legislative Assembly in June 2009 and is currently before the Legislative Council. The NSW Government expects to receive any necessary Parliamentary support for the transaction when Parliament sits again in September 2009. It is expected that legislation for WSN Environmental Solutions and Pillar Administration will be prepared in the latter half of the year, while no parliamentary approval is required for the electricity transactions.

As the 2009-10 Budget is prepared on a no sale basis, there is no risk to the State’s balance sheet should the sales not proceed. Furthermore, the revised State Infrastructure Strategy (released November 2008) already accounts for possible increased capital spending on the State’s electricity generation assets.

Financial relationship with the commonwealth of Australia

Financial relations between the Commonwealth of Australia and the several Australian States and Territories are governed by the Australian Constitution. The Constitution outlines the division of responsibilities between each level of government and also the revenue sources available to such level. Constitutionally, the Commonwealth has exclusive power to impose excise and customs duties and goods and services tax. Furthermore, in 1942, the Commonwealth assumed income tax imposition authority from the States and Territories and has since been the sole income taxing authority in Australia.

Capital gains tax is not payable on assets purchased or acquired before September 20, 1985, although gains on the sale of such property in particular circumstances are taxed as income. The Commonwealth currently raises no wealth taxes, estate or gift duties. The States and Territories may impose payroll taxes, stamp duties and land taxes, while local governments impose rates charges based on the rateable value of real property.

Since the establishment of the Australian Commonwealth in 1901, one of the main issues in Commonwealth—State relations has been what is referred to as “Vertical Fiscal Imbalance”. Vertical Fiscal Imbalance is the mismatch between the revenue-raising capacity and spending responsibilities of different levels of government. State Governments have limited revenue-raising capacity and large spending responsibilities whereas the Commonwealth raises much more revenue than it needs for its purposes. Furthermore, State taxes also tend to have narrower bases, are less efficient (because they tend to affect economic decision-making by private agents more) and have historically grown at slower rates than Commonwealth taxes.

To remedy Vertical Fiscal Imbalance, the Commonwealth provides both general purpose payments and specific purpose payments to the States, as described further below. These payments are based on periodic agreements entered into by the Commonwealth and State and Territory Governments. Until recently, the overall framework for the distribution of general purpose payments to the States and Territories was provided by the Intergovernmental Agreement on the Reform of Commonwealth—State Financial Relations (the “Intergovernmental Agreement”), agreed in June 1999.

This Intergovernmental Agreement was replaced by the Intergovernmental Agreement on Federal Financial Relations from January 1, 2009. The new Intergovernmental Agreement did not change the general purpose payment distribution arrangements. However, it did replace the specific purpose payment system with a new system of “National Agreements”. There are now only six specific purpose payment categories (rationalized down from 90 previously), which are related to the National Agreement policy areas of healthcare, education, skills and workforce development, disability, affordable housing and national indigenous reform. Each National Agreement clarifies the roles and responsibilities between levels of government and contains the objectives, outcomes, outputs and performance indicators that will guide the States in their service delivery for each policy area.

Another issue is that of “Horizontal Fiscal Equalization”. This is the principle used to ensure that all States and Territories have the fiscal capacity to provide a comparable standard of services to their respective citizens. The central feature of this process is the Commonwealth Grants Commission, first established in 1933. The Commonwealth Grants Commission advises the Federal Treasurer on how to distribute the available general revenue grants between the States and Territories. This advice is based on an analysis of the ability of each State and Territory to raise revenues and efficiency in providing services.

In 1923, the Australian Loan Council (the “Loan Council”) was established in order to coordinate borrowings by the Commonwealth and State and Territory Governments. The Loan Council consists of the Australian Prime Minister and the Head of each State and Territory. In practice, each member is represented by a nominee, usually the Treasurer of that jurisdiction, with the Federal Treasurer as Chairman.

While the Loan Council still exists, its primary function now is to promote transparency of public sector financing rather than adherence to strict borrowing limits. Each year, the Commonwealth and State and Territory Governments nominate the amount they want to borrow and the Loan Council meets to consider and approve these nominations. These arrangements are designed to enhance financial market scrutiny of public sector borrowing and facilitate informed judgments about each Government’s financial performance.

General purpose payments

General purpose payments by the Commonwealth are payments to the States and Territories which can be expended as the respective States and Territories see fit. They are generally provided under agreements entered into from time to time by the Commonwealth and the States and Territories.

The framework for the Commonwealth’s payment of general purpose payments to the States was provided by the Intergovernmental Agreement of June 1999 and the new Intergovernmental Agreement of December 2008 left the framework unchanged. The new Intergovernmental Agreement provides, among other things, that:

•	the Commonwealth pays to the States and Territories all the revenue it collects from the GST implemented since July 1, 2000;

•	the States and Territories can spend the GST-related grants as they wish;

•	the GST-related payments are distributed among the States and Territories on Horizontal Fiscal Equalization principles, which seek to ensure that all States and Territories have the fiscal capacity to supply services of a similar standard to their citizens, provided they make similar efforts to raise their own revenue and operate at average levels of efficiency; and

•	the States and Territories abolish bed taxes, financial institutions duty, stamp duty on marketable securities and debits tax by July 1, 2013. All States and Territories have already abolished these taxes and duties.

The remaining taxes referred to by the new Intergovernmental Agreement are stamp duty on the transfer of non-land business assets, mortgage duty, stamp duty on the transfer of unquoted marketable securities, hiring duty and lease duty.

Hiring Duty and Lease Duty were abolished from July 1, 2007 and July 1, 2008, respectively. The remaining taxes were due to be abolished between January 1, 2009 and July 1, 2011. However, in light of NSW’s current fiscal position, their abolition has been delayed until July 1, 2012.

The original Intergovernmental Agreement did not specify a timetable for the abolition of these six taxes.

The economic slowdown is expected to continue to impact negatively on GST revenues and hence general purpose payments to all the States and Territories, not just NSW. The 2009-10 Budget estimates that for 2008-09 general purpose payments will be A$11.8 billion, which is

A$1.2 billion lower than first estimated in the 2008-09 Budget and A$1.4 billion lower for 2009-10. Overall, it is now expected that general purpose payments to NSW will be A$4.8 billion lower in the four years to 2011-12 than expected in the 2008-09 Budget.

Specific purpose payments

Three sections of the Australian Constitution deal directly with Commonwealth—State financial relations:

•	Section 87 provides for the division of the net revenue from customs and excise duties between the Commonwealth and the States and Territories, for a ten-year period after the establishment of the Commonwealth and thereafter until the Federal Parliament otherwise provides;

•	Section 94 provides that after five years from the imposition by the Commonwealth of uniform customs duties, the Federal Parliament may provide, on such basis as it deems fair, for payment to the States and Territories of all surplus revenue of the Commonwealth; and

•	Section 96 provides that for a ten-year period after the establishment of the Commonwealth and thereafter until the Federal Parliament otherwise provides, the Federal Parliament may grant financial assistance to any State or Territory on such terms and conditions as the Federal Parliament thinks fit.

The Commonwealth has used Section 96 of the Constitution to grant financial assistance to any State or Territory on such terms and conditions as the Commonwealth sees fit. As a result, the Commonwealth provides a range of grants to the States and Territories for both recurrent and capital purposes, subject to conditions largely specified by the Commonwealth.

Generally, these specific purpose payments require that the funds provided be expended for a particular purpose. In some instances there may be broad agreement between the Commonwealth and the State or Territory on the principles and methods of program delivery, while other grants are subject to very detailed conditions relating to project approval and reporting requirements.

Under the previous system, specific purpose payments often included “input controls” stipulating a certain level or rate of annual increase of funding to be provided by the State. Non-financial conditions also could be applied.

Specific purpose payment reform

Since the election of the current Labor Party controlled Australian Government in November 2007, significant effort has gone into reforming Commonwealth—State financial relations in the area of specific purpose payments. These reforms were announced at the November 2008 COAG meeting and take effect from January 1, 2009.

The new arrangements have:

•	reduced and simplified the number of specific purpose payments from over 90 to 6 without reducing funding to each State and Territory. The six new specific purpose payments cover the policy areas of healthcare, education, skills and workforce development, disability, affordable housing and national indigenous reform;

•	improve the States’ and Territories’ flexibility in their use of Commonwealth funds;

•	clarify the roles and responsibilities of the Commonwealth and States and Territories;

•	move to an outcomes-based accountability framework; and

•	the reforms will change the emphasis of the specific purpose agreements. Rather than focusing on the amount being spent on a particular policy area, the emphasis now will be on achieving specified outcomes (outcomes-based public accountability).

The objectives of the revised funding arrangements are:

•	increased flexibility for resources to be allocated to areas where they will produce the best overall outcomes for the community;

•	collaborative working arrangements, including clearly defined roles and responsibilities and fair and sustainable financial arrangements to facilitate a long-term policy focus and reduce blame shifting;

•	increased incentives for wide-ranging reforms in areas of joint responsibility;

•	increased accountability to the community; and

•	reduced administration and compliance overheads.

Consistent with these objectives, the key elements of the reforms to specific purpose payments are determining base level funding and negotiating appropriate growth factors, and a particular type of specific purpose payment, called National Partnership agreements, has been introduced for the delivery of specific outcomes or outputs. These agreements will also provide incentives or rewards to the States and Territories for undertaking wide-ranging economic and social reforms. National Partnership payments will be made by the Commonwealth to the States and Territories in acknowledgement of the fact that the States and Territories will incur legitimate and additional costs in helping the Commonwealth implement these economic and social reforms.

A new Intergovernmental Agreement on Commonwealth—State Financial Arrangements was agreed at the November 29, 2008 meeting of COAG and encompasses the above reforms and took effect from January 1, 2009. It also resulted in a new total Commonwealth funding package of about A$15.2 billion over five years to 2012-13 for specific purpose payments and National Partnerships. NSW’s share of this package amounts to about A$4.7 billion over the five-year period.

On February 13, 2009, the second of the Australian Government’s fiscal stimulus packages was passed by the Federal Parliament. This package contains a range of initiatives, from tax bonuses and other one-off payments to households to spending on infrastructure such as schools, public and defense housing, roads and various regional community projects. The total package is valued at A$42.0 billion, the bulk of which will be spent in 2008-09 and 2009-10, although some initiatives will last until 2011-12.

The important elements for NSW are the spending on schools and public housing. The Australian Government has allocated a total of A$21.1 billion for spending on schools and public housing Australia-wide, of which the NSW Government will receive about a third.

Taxation reform

In 2007, then NSW Premier Morris Iemma at that time commissioned the NSW Independent Pricing and Regulatory Authority (“IPART”) to conduct a review of the NSW tax system. IPART published its final report in October 2008, concluding that “... there is a need for NSW to reform its State tax system, and also to pursue reform of the current Commonwealth—State fiscal arrangements.”

Additionally, Federal Prime Minister Kevin Rudd announced on April 21, 2008 that the Commonwealth would consider comprehensive reform of the Australian taxation system. He indicated the review would be a top-down approach encompassing Commonwealth and State and Territory taxes. Such a review may address the persistent problems of the States’ revenue base, including Vertical Fiscal Imbalance and the States’ narrow tax bases. On May 13, 2008, the Australian Federal Treasurer announced that the review will encompass Australian Government and State and Territory taxes, except the GST, and interactions with the transfer system, and will consider:

•	the balance of taxes on work, investment and consumption, and the role for environmental taxes;

•	further enhancements to the tax and transfer system facing individuals, families and retirees;

•	the taxation of savings, assets and investments, including the role and structure of company taxation;

•	the taxation of consumption and property and other state taxes;

•	simplifying the tax system, including the interactions between Federal, State and Territory and local government taxes; and

•	interrelationships between the elements of the tax system, as well as the proposed emission trading system.

The NSW Government has welcomed this inquiry and intends to participate in any substantial review of the total Australian tax system. The review panel (chaired by the Secretary to the Commonwealth Treasury) is expected to provide a final report to the Commonwealth Treasurer by the end of 2009.

National carbon pollution reduction scheme

The Australian Government released its white paper on its Carbon Pollution Reduction Scheme on December 15, 2008, which contains details of the National Carbon Emissions Trading Scheme. The scheme is proposed to be a “cap and trade” scheme which sets out the level of allowable annual emissions from all emission types and sources. Entities covered by the scheme will need to surrender a permit for each tonne of CO2 that they have emitted during the compliance period. Carbon pollution permits will be tradable, and the price of permits determined by the market. The aim of the Scheme is to reduce national emissions by between 5% and 15% of 2000 levels by 2020, and 60% by 2050. The scheme is expected to begin in 2011.

External modeling suggests that the Carbon Pollution Reduction Scheme will significantly negatively impact the economic value of black coal generators such as those in NSW. Relative to a no- Carbon Pollution Reduction Scheme regime, policy action taken to reduce emissions by 5% could lead to losses of up to half the existing economic value of black coal generators.

The Australian Government’s white paper proposes to address value impacts on coal-fired generators through a permit allocation package valued at A$3.5 billion. Given the expected losses in value, the NSW Government believes the proposed assistance package is insufficient and that the proposed allocation is inequitably skewed toward brown coal generators.

Brown coal generators (like those in Victoria) might expect to have 60-70% of their lost value offset by assistance, while black coal generators (like those in NSW) might only recover up to 10% of their losses.

The NSW Government has advised the Commonwealth of the deficiencies in the proposed assistance package and intends to continue to argue for a more equitable treatment of NSW’s generators.

Furthermore, implementation of the Carbon Pollution Reduction Scheme is expected to result in costs of A$3 billion to A$4 billion to retrofit coal-fired power stations with emerging carbon reduction technologies. The costs associated with the retrofit of carbon reduction technologies are not expected to be realized until 2020, as that is when the emerging technologies are expected to become commercially available.

Legislation introducing the scheme was due to be voted on in Parliament in June 2009. However, due to Parliamentary time constraints the vote on the legislation has been postponed until August 2009.

Debt record

Neither the Issuer, nor any predecessor of the Issuer, nor the Guarantor has ever defaulted on the payment of principal of, or premium, if any, or interest on any security issued by it.

Description of the notes

The Notes are to be issued pursuant to a fiscal agency agreement, to be dated as of          , 2009 (as so amended, the “Fiscal Agency Agreement”), between the Issuer, Citibank N.A., London Branch, as Paying Agent, Transfer Agent and Registrar, and Citicorp International Limited, as Fiscal Agent (the “Fiscal Agent”). The following statements summarize the material terms of the Notes and the Fiscal Agency Agreement. Such statements do not purport to be complete and are qualified in their entirety by reference to the Fiscal Agency Agreement and to the form of Global Note, described below, filed or to be filed by the Issuer with the Commission. Terms that are used in this Prospectus and that are defined in the Fiscal Agency Agreement or the Global Note have the respective meanings given to them in the Fiscal Agency Agreement or Global Note (as applicable), unless otherwise defined in this Prospectus.

The Fiscal Agent and the Paying Agent, Transfer Agent and Registrar are acting exclusively as the Issuer’s agents and do not have any legal relationship of any nature with or accountability to any holder of Notes. In particular, neither the Fiscal Agent nor the Paying Agent, Transfer Agent or Registrar is a trustee for the holders of the Notes and do not have the same responsibilities or duties to act for such holders as would a trustee.

Principal and interest

The Notes, which are to be issued in an aggregate principal amount of US$150,000,000, will bear interest at the rate set forth on the cover page of this Prospectus and will mature on          , 20     . Interest on the Notes will be payable semi-annually on and of each year, commencing          ,           to the persons in whose names the Notes are registered at the close of business in New York City on the preceding           and           (whether or not a business day), as the case may be.

Interest payable on a particular interest payment date will be calculated on the basis of the actual number of days in respect of which payment is being made divided by the number of days from, and including, the preceding interest payment date (or the issue date in the case of the first interest payment date) to, but excluding, the relevant interest payment date. The Issuer will pay interest on the Notes on the interest payment dates stated above, and at maturity. Each payment of interest due on an interest payment date or at maturity or earlier redemption will include interest accrued from, and including, the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to, but excluding, the relevant payment date on the Notes on the basis of a 360-day year consisting of twelve 30-day months.

Any payment of principal or interest required to be made on any date that is not a business day will be made on the next succeeding business day as if made on the date that payment was due, and no interest will accrue on that payment for the period from and after the date that payment was due to the date of payment on the next succeeding business day. On the final maturity date for the Notes (or upon earlier redemption or repurchase of a Note as described below), interest will cease to accrue on such Note under the terms of and subject to the conditions in the Fiscal Agency Agreement and the Global Note.

The Notes are redeemable prior to maturity at the option of the Issuer as described below under “—Optional redemption of Notes upon a change in tax law”.

Status and governing law of the Notes

The Notes will be direct, unconditional, unsubordinated and irrevocable obligations of the Issuer and will have the benefit of the statutory charge on the income and revenue of the Issuer provided by Section 22C(1) of the PAFA Act. Furthermore, by Section 22G(1) of the PAFA Act, money payable by the Issuer under the Notes ranks and will continue to rank equally without preference by reason of priority of date or otherwise with all obligations to repay financial accommodation, financial adjustments and joint financing arrangements (as each of those terms are defined by the PAFA Act), which repayment is secured by the income and the revenue of the Issuer.

The Fiscal Agency Agreement and the Notes will be governed by, and interpreted in accordance with, the laws of the State of New York, except that all matters relating to the authorization and execution of the Fiscal Agency Agreement and the Notes by the Issuer will be governed by, and construed in accordance with the laws of the State of New South Wales, the Commonwealth of Australia.

Further issues

The Fiscal Agency Agreement provides that Securities (as defined in the Fiscal Agency Agreement) may be issued thereunder from time to time in one or more series without limitation as to aggregate principal amount. The Issuer therefore reserves the right, from time to time without the consent of the holders of the Notes, to issue additional notes on terms and conditions identical to those of the Notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes.

Holders of the Notes should be aware that additional notes that are treated for non-tax purposes as a single series with the original Notes may be treated as a separate issue for U.S. federal income tax purposes. In such case, depending upon their issue price, the additional notes may be considered to have been issued with “original issue discount” for U.S. federal income tax purposes, which may affect the market value of the original Notes since such additional notes may not be distinguishable from the original Notes.

Payment registrar and paying agents

Who receives payment

For interest due on the interest payment dates, the Issuer will pay the interest to the holder in whose name the Note is registered at the close of business in New York City on the regular record date relating to the interest payment date. For interest due at maturity, the Issuer will pay the interest to the person or entity entitled to receive the principal of the Note. For principal due on the Notes at maturity, the Issuer will pay the amount to the holders of the Notes against surrender of the Notes at the proper place of payment.

Regular record dates for interest; place and method of payment

The regular record dates relating to the interest payment dates for the Notes are   and  . For the purpose of determining the holder at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 p.m., New York City time, on that day.

Any interest on the Notes will be payable at the office of such paying agent or paying agents as the Issuer may designate for such purpose from time to time; provided, however, that at the option of the Issuer payment of any interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register; and provided further, that notwithstanding the foregoing, a holder of US$10,000,000 or more in aggregate principal amount of the Notes may elect to receive payments of any interest on the Notes (other than at maturity) by electronic funds transfer of immediately available funds to an account maintained by such holder at a bank if appropriate wire transfer instructions are received by the paying agent not less than 15 calendar days (or such fewer days as the paying agent may accept at its discretion) prior to the date for payment. Unless such designation is revoked, any such designation made by such person with respect to such Notes will remain in effect with respect to any future payments with respect to such Notes payable to such person. The Issuer will pay any administrative costs imposed by banks in connection with making payments by electronic funds transfer.

Paying agent, registrar and transfer agent

Citibank N.A., London Branch, will be designated as the Issuer’s Paying Agent, Registrar and Transfer Agent for payments and transfers with respect to each series of Notes. The Issuer may at any time, without the consent of the holders of the Notes, designate additional paying agents, registrars or transfer agents, or rescind the designation of any paying agent, registrar or transfer agent or approve a change in the office through which any paying agent, registrar or paying agent acts, except that the Issuer will be required to maintain at least one paying agent and at least one transfer agent (which paying agent and transfer agent may be the Fiscal Agent). The Issuer will give notice to the Fiscal Agent and to the relevant paying agent, registrar or transfer agent of any change in the paying agent, registrar or transfer agent, or in their specified offices, and any such change will not take effect less than 30 days nor more than 45 days after such notice has been given. The paying agent, registrar and transfer agent in such capacities are acting exclusively as the Issuer’s agents and do not have any legal relationship of any nature with, or accountability to, any holder of Notes.

All moneys paid by the Issuer to the Fiscal Agent or a paying agent for the payment of the principal of, or interest on, any Note which remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to the Issuer, and the holder of such Note thereafter may look only to the Issuer for payment thereof. As described below under “—Prescription”, to the extent permitted by applicable law, the Notes will become void unless presented for payment within a period of ten (10) years following (i) the maturity date or (ii) if payment in full has not been received by the Fiscal Agent or a paying agent on or prior to the maturity date, the date on which notice is given to holders of the Notes that payment in full has been received.

Payment of additional amounts

All payments of, or in respect of, principal of, and interest on, the Notes shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision thereof or any taxing authority of or within Australia, unless such taxes, duties, assessments or governmental charges are required to be withheld or deducted by law. In that event, the Issuer will pay those amounts as will result

(after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges payable in respect of such) in the payment to the holder of such Note of the amounts which would have been payable in respect of such Note had no such withholding or deduction been required. These amounts are referred to as “additional amounts”. The Issuer will not, however, and will not be required to, pay any additional amounts for or on account of:

(a) any tax, duty, assessment or other governmental charge which would not have been imposed, deducted or withheld but for the fact that such holder or the beneficial owner of the Note:

(i) is or was a resident, domiciliary or national of, or engaged in trade or business or maintained a permanent establishment or is or was physically present in Australia or any of its territories or any political subdivision thereof or any taxing authority thereof or therein or otherwise had some present or former connection with Australia or any of its territories or any political subdivision thereof or any taxing authority thereof or therein, other than merely the ownership of, or receipt of payment under, the Note;

(ii) presented (if presentation shall be required) the Note for payment in Australia or any of its territories or any political subdivision thereof, unless, under applicable law, the Note could not have been presented for payment elsewhere; or

(iii) presented (if presentation shall be required) the Note more than thirty (30) days after the date on which the payment in respect of the Note first became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amounts if it had presented the Note for payment on any day within such period of thirty (30) days;

(b) any estate, inheritance, gift, sale, transfer, excise, personal property or similar tax, duty, assessment or other governmental charge;

(c) any tax, duty, assessment or other governmental charge that is payable other than by deduction or withholding from payments made under or with respect to the Notes;

(d) any tax, duty, assessment or other governmental charge that is imposed, deducted or withheld by reason of the holder or the beneficial owner of a Note being an “associate” of the Issuer for the purposes of Section 128F(6) of the Income Tax Assessment Act 1936 of Australia;

(e) any tax, duty, assessment or other governmental charge that is imposed, deducted or withheld by reason of the failure of the holder or the beneficial owner of a Note (i) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner (including, without limitation, the supplying of an Australian Business Number, any appropriate tax file number or other appropriate exemption details), if and to the extent that furnishing such information to the Company would have reduced or eliminated any taxes, duties, assessments or other governmental charges as to which additional amounts would have otherwise been payable to such holder or beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, rule, regulation or administrative practice of Australia (or any territories or political subdivisions or any taxing authority thereof or therein) as a precondition to exemption from all or part of such tax, duty, assessment or other governmental charge;

(f) any taxes, duties, assessments or other governmental charges that are payable by any method other than withholding or deduction by the Issuer or any paying agent from payments in respect of the Notes;

(g) any taxes, duties, assessments or other governmental charges that are required to be withheld by any paying agent from any payment in respect of any Note if such payment can be made without such withholding by at least one other paying agent;

(h) any withholding, deduction, tax, duty, assessment or other governmental charge that is imposed, deducted or withheld on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

(i) any withholding, deduction, tax, duty, assessment or other governmental charge which is imposed or withheld on a payment with respect to any Note presented for payment by or on behalf of holder who would be able to avoid such withholding or deduction by presenting such Note to another paying agent in a Member State of the European Union; or

(j) any combination of items (a), (b), (c), (d), (e), (f), (g), (h) and (i);

nor shall additional amounts be paid with respect to any payment in respect of the Note to any holder who is a fiduciary, partnership, limited liability company, fiscally transparent entity or other than the sole beneficial owner of the Note to the extent that a beneficiary or settlor with respect to such fiduciary or a beneficial owner or member of such partnership, limited liability company or fiscally transparent entity or a beneficial owner would not have been entitled to such additional amounts had it been the holder or beneficial owner or sole beneficial owner of the Note. Whenever there is mentioned, in any context, the payment of any payments pursuant to the Note, such mention shall be deemed to include mention of the payment of additional amounts provided for in the Fiscal Agency Agreement and the Notes to the extent that, in such context, additional amounts are, were or would be payable in respect thereof pursuant to the Fiscal Agency Agreement and the Notes.

Optional redemption of Notes upon a change in tax law

If, (i) as a result of any change in or any amendment to the laws, regulations or published tax rulings of Australia, or of any territory or political subdivision or taxing authority thereof or therein affecting taxation, or (ii) any change in the official administration, application or interpretation by any court or tribunal, government or government authority of such laws, regulations or published tax rulings either generally or in relation to the Notes or the Guarantee, which change or amendment becomes effective on or after the original issue date of the Notes or which change in official administration, application or interpretation shall not have been available to the public prior to such issue date, the Issuer would be required to pay any additional amounts under the Notes and the obligation to pay additional amounts cannot be avoided by the use of commercially reasonable measures available to the Issuer, the Issuer may at its option, redeem all (but not less than all) of the Notes, upon not less than 30 nor more than 60 days’ written notice as provided in the Fiscal Agreement or the Notes at a redemption price equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest due thereon up to, but not including, the date fixed for redemption; provided, however, that (a) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Issuer would be obligated to pay such additional amounts were a payment in respect of the Notes then due, and (b) at the time any such redemption notice is given, such obligation to pay such additional amounts must remain in effect. Before the Issuer may redeem the Notes, the Issuer must deliver to the Fiscal Agent a legal opinion of counsel with expertise in such matters confirming that the conditions that must be satisfied for redemption have occurred. Any Notes that are redeemed will be cancelled.

Events of default and remedies

An event of default in respect of the Notes means any of the following:

(a) default by the Issuer in any payment of principal of (and premium, if any, on) the Notes when due; or

(b) default by the Issuer in any payment of interest on the Notes when due and such default shall not have been remedied by the Issuer within thirty (30) days; or

(c) the Issuer shall fail to duly perform or observe any other term, covenant or agreement contained in the Notes, and such failure continues for a period of thirty (30) days after the date on which written notice of such failure requiring the Issuer to remedy the same shall first have been given to the Fiscal Agent by the holder of any Notes at the time outstanding; provided, however that if the default is not capable of remedy, no notice is required; or

(d) any indebtedness for borrowed moneys of the Issuer in an amount exceeding ten million Australian dollars (A$10,000,000.00) or its equivalent shall become due and payable prior to its stated maturity or shall not be paid at the maturity thereof after the expiration of any period of grace which may be given in relation thereto; or
(e) if the Issuer ceases to be a corporate or other entity validly constituted and existing under the TCA or any reenactment thereof or if any other legislation, action or proceeding is validly enacted, taken or instituted by any person or the Government of the Commonwealth of Australia or the State of New South Wales or any governmental or other authority which results in the Issuer ceasing to carry on its business or any substantial part thereof or its establishment or any substantial part thereof being suspended, revoked or repealed, unless either:

(i) (A) the Guarantor executes such documents, assumes at the time of cessation all of the obligations of the Issuer under the Notes and obtains all regulatory and governmental approvals and consents necessary to assume such obligations, and does all such other acts and things as shall be necessary for it to assume the obligations of the Issuer under the Notes as if it was named therein as the Issuer; and

(B) the interests of the holders of the Notes are not in any way prejudiced by such substitution; or

(ii) (A) the legislation, action or proceeding also results in or some other legislation results in, a statutory body of The Crown in Right of New South Wales or any other body corporate (provided that such statutory body or body corporate enjoys no less financial support from The Crown in Right of New South Wales than that enjoyed by the Issuer) succeeding to all powers and any assets and revenues necessary for such statutory body or body corporate to perform the obligations of the Issuer under the Notes;

(B) such statutory body or body corporate executes such documents, obtains all regulatory and other governmental approvals and consents necessary to assume such obligations, and does all such other acts and things as shall be necessary for it to assume the obligations of the Issuer under the Notes as if such statutory body or body corporate was named therein as the Issuer;

(C) the interests of the holders of the Notes are not in any way prejudiced by such substitution; and

(D) the Guarantee of the Notes remains in full force and effect and the holders of the Notes remain entitled to the full benefit of the Guarantee in accordance with Section 22A(1) of the PAFA Act or another guarantee by The Crown in Right of New South Wales on terms and conditions which are the same or have substantially the same financial effect as the Guarantee provided by The Crown in Right of New South Wales on the original issue date of the Notes; or

(f) for any reason the Guarantee by The Crown in Right of New South Wales pursuant to Section 22A(1) of the PAFA Act of the due repayment of the principal (and premium, if any) of the Notes and the due payment of interest in respect of the Notes and other charges relating to the borrowing by the Issuer evidenced by the Notes ceases to be a valid and binding obligation of The Crown in Right of New South Wales or the holders of the Notes cease to be entitled to the full benefit of the Guarantee in accordance with Section 22A(1) of the PAFA Act, or it for any reason becomes unlawful for The Crown in Right of New South Wales to perform its obligations under such Guarantee and either (i) the Guarantor does not at the time of cessation assume all of the obligations of the Issuer under the Notes or (ii) the Guarantee is not at the time of cessation replaced by another guarantee by the Guarantor on terms and conditions which are the same or have substantially the same financial effect as the Guarantee provided by The Crown in Right of New South Wales on the original issue date of the Notes.

If such an event of default occurs and is continuing, then and in every such case the holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal amount of all the Notes to be due and payable immediately, by a notice in writing to the Issuer and the Fiscal Agent. Upon such a declaration, such principal amount and any accrued interest shall become immediately due and payable.

The situation described in the preceding paragraph is called a declaration of acceleration of the maturity of the Notes. At any time after a declaration of acceleration with respect to the Notes has been made and before a judgment or decree for payment of money has been obtained by the holders of the Notes, the holders of a majority in aggregate principal amount of the Notes at the time outstanding may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of the accelerated principal, have been cured or waived as provided in the Fiscal Agency Agreement and the Notes.

The foregoing provision shall be without prejudice to the rights of each individual holder of Notes to initiate an action against the Issuer for payment of any principal, additional amounts and/or interest past due on any Notes or against the Guarantor for payment under a Guarantee.

Meetings, amendments and waivers

The Issuer may call a meeting of the holders of the Notes at any time regarding the Fiscal Agency Agreement or the Notes. The Issuer will determine the time and place of the meeting. The Issuer will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the Fiscal Agent will call a meeting of the holders of the Notes if the holders of at least 10% of the aggregate principal amount of the outstanding Notes have delivered a written request to the Fiscal Agent setting forth the action they propose to take. The Fiscal Agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 30 and not more than 60 days before the meeting.

Only holders of Notes and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the aggregate principal amount of the outstanding Notes will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the aggregate principal amount of the outstanding Notes will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss “reserved matters”, which are specified below, holders or proxies representing 75% of the aggregate principal amount of the outstanding Notes will constitute a quorum. The Fiscal Agent will set the procedures governing the conduct of the meeting.

The Issuer, the Fiscal Agent and the holders may generally modify or take actions with respect to the Fiscal Agency Agreement or the terms of the Notes:

(a) with the affirmative vote of the holders of not less than 66 2/3% of the aggregate principal amount of the outstanding Notes that are represented at a meeting; or

(b) with the written consent of the holders of not less than a 66 2/3% of the aggregate principal amount of the outstanding Notes.

However, the holders of not less than 75% of the aggregate principal amount of the outstanding Notes, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the Notes that would:

•	change the due dates for the payment of principal of (or premium, if any) or interest on the Notes;

•	reduce any amounts payable on the Notes;

•	reduce the amount of principal payable upon acceleration of the maturity of the Notes;

•	change the payment currency or places of payment for the Notes;

•	permit early redemption of the Notes or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of the Notes whose vote or consent is needed to amend, supplement or modify the Fiscal Agency Agreement (as it relates to the Notes) or the terms and conditions of the Notes or to take any other action with respect to the Notes or change the definition of “outstanding” with respect to the Notes;

•	change the Issuer’s obligation to pay any additional amounts;

•	change the governing law provision of the Notes;

•	change the courts to the jurisdiction of which the Issuer or the Guarantor has submitted, the Issuer’s or Guarantor’s obligation to appoint and maintain an agent for service of process in New York City or the Issuer’s or Guarantor’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the Notes;

•	in connection with an exchange offer for the Notes, amend any event of default under the Notes; or

•	change the status of the Notes.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the Notes, can be made without the consent of individual holders of the Notes, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding Notes) agree to the change.

If any fee is paid to holders of the Notes in exchange for their consent to any proposed modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action to the Fiscal Agency Agreement or the terms of the Notes, such fee must be offered to all holders who consent within the period of time specified in such offer.

The Issuer and the Fiscal Agent may, without the vote or consent of any holder of the Notes, amend the Fiscal Agency Agreement or the Notes for the purpose of:

•	adding to the Issuer’s covenants for the benefit of the holders;

•	surrendering any of the Issuer’s rights or powers;

•	providing collateral for the Notes;

•	curing any ambiguity or correcting or supplementing any defective provision; or

•	making any other change that (a) is not inconsistent with the Notes and (b) does not adversely affect the interest of any holder of the Notes in any respect.

For purposes of determining whether the required percentage of holders of the Notes has approved any amendment, modification or change to, or waiver of, the Notes or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the Notes, Notes owned, directly or indirectly, by the Issuer will be disregarded and deemed not to be outstanding, except that in determining whether the Fiscal Agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only Notes that the Fiscal Agent knows to be so owned shall be so disregarded.

Prescription

To the extent permitted by applicable law, the Notes will become void unless presented for payment within a period of ten (10) years following (i) the maturity date or (ii) if payment in full has not been received by the Fiscal Agent or a paying agent on or prior to the maturity date, the date on which notice is given to holders of the Notes that payment in full has been received.

Substitution

The Issuer may, without the consent of the holders of the Notes, be replaced as principal debtor under the Notes by a successor statutory body or body corporate constituted by public Act of the State of New South Wales (provided that such statutory body or body corporate enjoys no less financial support from the Guarantor than that enjoyed by the Issuer), which by the provisions of the Act by which it is constituted assumes all of the obligations of the Issuer under the Notes, or by The Crown in Right of New South Wales, by execution of a deed by which it assumes all of such obligations, so long as (i) such statutory body or body corporate, or The Crown in Right of New South Wales, if applicable, executes such documents, obtains all regulatory and other governmental approvals and consents necessary to assume such obligations and does all such other acts and things as shall be necessary for it to assume the obligations of the Issuer under the Notes as if such statutory body or body corporate, or The Crown in Right of New South Wales, if applicable, was named therein as the Issuer, (ii) the interests of the holders of the Notes are not in any way prejudiced by such substitution and (iii) if the Issuer is being replaced as principal debtor under the Notes by a successor statutory body or body corporate, the Guarantee of the Notes remains in full force and effect and the holders of the Notes remain entitled to the full benefit of the Guarantee in accordance with Section 22A(1) of the PAFA Act or another guarantee by The Crown in Right of New South Wales on terms and conditions which are the same or have substantially the same financial effect as the Guarantee provided by The Crown in Right of New South Wales on the original issue date of the Notes.

Form, denominations and registration

The Notes will be represented by one or more permanent Global Notes without interest coupons, which will be kept in custody by Citibank, N.A., London Branch (the “custodian”), or any successor, as custodian for DTC until all obligations of the Issuer under the Notes have been satisfied. The Global Notes (as defined under “Clearing and Settlement—Certification and custody; appointment of registrar and paying agent”) will be signed manually or in facsimile by one or more authorized representatives of the Issuer and will each be manually authenticated by or on behalf of the paying agent. Definitive certificates representing individual Notes and interest coupons will not be issued. Definitive certificates representing individual notes may however be issued in the very limited circumstances described under “—Definitive Notes” below.

Beneficial interests in the Global Notes will be represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Such beneficial interests will be in denominations of US$2,000 and integral multiples of US$1,000.

DTC may grant proxies or otherwise authorize DTC participants (or persons holding beneficial interests in the Notes through those participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Fiscal Agency Agreement or the Notes.

Persons who are not DTC participants may beneficially own Notes held by DTC only through direct or indirect participants in DTC. So long as DTC, or a nominee thereof, is the registered owner of the Global Notes, the registered owner for all purposes will be considered the sole holder of the Global Notes under the Fiscal Agency Agreement and the Notes. Except as provided under “—Definitive Notes” below, owners of beneficial interests in the Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the holders of the Notes under the Fiscal Agency Agreement or the Notes. Accordingly, each person owning a beneficial interest in a Note must rely on the procedures of DTC, Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), and Euroclear and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of Notes. The Issuer understands that, under existing industry practice, in the event that any owner of a beneficial interest in the Global Notes desires to take any action that the registered owner, as the holder of such Global Notes, is entitled to take, the registered owner would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Payments on the Global Notes

Payment of principal of and interest on the Global Notes will be made to DTC, or a nominee thereof, as the registered owner. The principal of and interest on the Notes will be payable in U.S. dollars or in such other coin or currency of the United States as at the time of payment is legal tender for the payment therein of public and private debts. Upon receipt of any payment of principal of or interest on the Global Notes, participants’ accounts will be credited in accordance with applicable DTC rules and procedures. None of the Issuer, the Fiscal Agent nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Any moneys held by the Fiscal Agent or a paying agent in respect of the Notes and remaining unclaimed for two years after the amount becomes due and payable will be returned to the Issuer, and the holder of such Note will thereafter look only to the Issuer for any payment to which the holder may be entitled. See also “Description of the Notes—Prescription.”

Definitive Notes

The Issuer will cause Notes to be issued in definitive form in exchange for Global Notes only if DTC, or a nominee thereof, notifies the Issuer in writing that it is no longer willing, able or qualified to discharge its responsibilities as depositary for the Global Notes properly, or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and the Issuer is unable to locate a qualified successor within 90 days after receiving such notice, or if an event of default has occurred and is continuing and has not been cured. The Issuer also may at any time and in its sole discretion determine not to have any of the Notes represented by the Global Notes. If any of the three above events occurs, the Issuer will reissue the Notes in fully certificated, registered form in denominations of US$2,000 and integral multiples of US$1,000 and will recognize the registered holders of the definitive Notes as holders under the Fiscal Agency Agreement. Such Notes may be presented for registration of transfer or exchange at the office of the Fiscal Agent, and principal and interest will be payable at such offices, provided that interest may be paid by check mailed to the registered holders of the definitive Notes.

A definitive Note will be transferable in whole or in part in an authorized denomination upon the surrender of the certificate evidencing the definitive Note to be transferred, together with the form of transfer duly endorsed on it completed and executed, at the specified office of any transfer agent. In the case of a transfer of only part of a definitive Note, a new certificate in respect of the balance not transferred will be issued to the transferor.

In the event that definitive Notes are issued, the Fiscal Agent and its specified office shall be as set forth at the end of this Prospectus, payment of principal will be made only against presentation and surrender of the definitive Notes to the Fiscal Agent or the Paying Agent. The Issuer reserves the right at any time to vary or terminate the appointment of any transfer agent and paying agent and to appoint additional or other transfer agents and paying agents.

Repurchase

The Issuer may at any time purchase and resell Notes in the open market or otherwise and at any price. The Issuer may, at its option, hold, resell or surrender to the registrar for cancellation any Notes purchased by the Issuer.

Replacement of the Notes

Should any Global Note or definitive Note be mutilated, lost, stolen or destroyed, it may be replaced on such terms as to evidence and indemnity as the Issuer may require. Mutilated Notes must be surrendered before replacement therefor will be issued. Application for replacement may be made only by the registered holder of the Note and shall be made at the specified office of the Fiscal Agent, the registrar or a paying agent.

Description of the guarantee

The due payment of principal of, and any interest or premium on, the Notes is guaranteed by the Guarantor (referred to herein collectively as the “Guarantee”), pursuant to Section 22A(1) of the PAFA Act. Under Section 22A(1) of the PAFA Act, the Crown in Right of New South Wales guarantees the due repayment of financial accommodation obtained by an authority of the NSW Government after June 10, 1987. As used in the PAFA Act, the term “financial accommodation” refers to, among other things and without limitation, the borrowing or raising of money by means of the issue of debentures, bonds or other securities. The term “authority” includes, among others, bodies listed in Schedule 2 of the Public Finance and Audit Act of 1983 of New South Wales, of which the Issuer is one.

The Guarantee is unconditional and may only be revoked by an Act of Parliament of the State of New South Wales. The Guarantee does not include any requirement to make payments in gross or pay additional amounts should any deduction or withholding be required in respect of payments made by the Guarantor under the Guarantee.

Pursuant to Section 22G(2) of the PAFA Act, all obligations of the Guarantor under the Guarantee rank equally without preference with all other outstanding obligations of the Guarantor and are to be discharged out of the fund formed under Part 5 of the Constitution Act 1902 of New South Wales constituting all public moneys collected, received or held by any person for or on behalf of the State of New South Wales (the “Consolidated Fund”) without any appropriation other than Section 22I of such Act, the effect of which is that no further legislation is required to appropriate money for such purpose.

The Guarantee will be governed by, and interpreted in accordance with, the laws of the State of New South Wales of the Commonwealth of Australia.

Jurisdiction, consent to service and enforcibility

The Issuer and the Guarantor have appointed CT Corporation System, whose address in New York City is 111 Eighth Avenue, New York, New York 10011, as the authorized agent upon whom process may be served in any action based on the Fiscal Agency Agreement, the Notes or the Guarantee which may be instituted in any state or federal court in the Borough of Manhattan, The City of New York by the holder of any Notes. That appointment shall be irrevocable until all amounts in respect of the principal and interest due and to become due on or in respect of the Notes and the Guarantee thereof have been paid, except that if, for any reason, the agent ceases to act as the Issuer’s or the Guarantor’s authorized agent, the Issuer or the Guarantor, as the case may be, will appoint another person in the Borough of Manhattan, The City of New York as its authorized agent. The Issuer and the Guarantor will expressly accept the jurisdiction of any such court in respect of the action. The Issuer and the Guarantor will irrevocably waive to the extent permitted by law any immunity from the jurisdiction of any such court (but not from execution or attachment or process in the nature thereof) to which it might otherwise be entitled in any action based upon the Notes or the Guarantee.

The Issuer and the Guarantor are also subject to suit in competent courts in the State of New South Wales, or any court in the Commonwealth of Australia competent to hear appeals therefrom, and will irrevocably waive any immunity from the jurisdiction of any such court in any action based upon the Notes or the Guarantee.

Clearing and settlement

The information set out below in connection with DTC, Euroclear or Clearstream, which are collectively referred to as the “clearing systems”, is subject to any change in or reinterpretation of the rules, regulations and procedures of the clearing systems currently in effect. The information in this section concerning the clearing systems has been obtained from sources that the Issuer believes to be reliable, but none of the Issuer, the Guarantor or the underwriters takes any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the clearing systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant clearing system. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, interests in the Notes held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Certification and custody; appointment of registrar and paying agent

Clearing and settlement arrangements, including the existing links between Euroclear and Clearstream and the participation of these systems in DTC, will provide investors access to three major clearing systems. At initial settlement, the Notes will be represented by one or more permanent global certificates (the “Global Notes”) which will not be exchangeable for definitive certificates representing individual Notes except in very limited circumstances described under “—The Clearing Systems—DTC”. The Global Notes, which are to be held by the custodian as custodian for DTC, will be issued in registered form in the name of DTC’s nominee Cede & Co. and will represent the Notes held by investors electing to hold Notes through financial institutions that are participants in DTC (“DTC participants”). The Notes are expected to be accepted for clearance and settlement through DTC on     , 2009. Euroclear and Clearstream participate in DTC, and, accordingly, Notes held by investors electing to hold Notes through financial institutions that are participants in Euroclear and Clearstream (“Euroclear and Clearstream participants”) are thus also represented by the Global Notes.

The Notes represented by the Global Notes will equal the total aggregate principal amount of the Notes outstanding at any time. Owners of beneficial interests in the Global Notes will not be entitled to have Notes registered in their names, and will not be entitled to receive physical delivery of definitive certificates representing individual Notes. The Issuer may issue definitive certificates representing individual Notes in the very limited circumstances described under “—The Clearing Systems—DTC”.

The Issuer has appointed Citibank, N.A., London Branch as initial registrar and paying agent (in performing both functions, the “Agent”) as described in greater detail under the heading “Description of the Notes—Payment and registrar and paying agent—Paying Agent, Registrar and Transfer Agent”. The details of the Agent are set forth under “Further Information”. The Agent is acting exclusively as the Issuer’s agent and does not have any legal relationship of any nature with or accountability to the holders of the Notes.

The Global Notes have been assigned an ISIN number of     , a CUSIP number of      and a common code of     .

The clearing systems

The Issuer understands the following regarding the clearing systems of DTC, Clearstream and Euroclear:

DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between DTC participants through electronic computerized book-entry changes in accounts of DTC participants, which thereby eliminates the need to physically move securities certificates. DTC participants include certain of the U.S. depositaries, securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. DTC is owned by a number of DTC participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Indirect access to the DTC system is also available to others, such as banks, securities brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly (“indirect DTC participants”). Persons who are not DTC participants may beneficially own securities held by DTC only through DTC participants or indirect DTC participants. The rules that apply to DTC and DTC participants are on file with the Commission.

Transfers of beneficial interests in the Notes in DTC may be made only through DTC participants.

Indirect DTC participants are required to effect transfers through a DTC participant. In addition, beneficial owners of Notes in DTC will receive all distributions of principal of and interest on the Notes from the paying agent through a DTC participant. Distributions in the United States will be subject to tax reporting in accordance with relevant United States tax laws and regulations as set forth in “United States Federal Taxation”.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants, and because beneficial owners will hold interests in the Notes through DTC participants or indirect DTC participants, the ability of such beneficial owners to pledge Notes to persons or entities that do not participate in DTC, or otherwise take actions with respect to such Notes, may be limited.

The established procedures of DTC provide that (i) upon issuance of the Notes, DTC will credit the accounts of DTC participants designated by the lead manager with the principal amount of the Notes purchased by each underwriter, and (ii) ownership of interests in the DTC global certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, the DTC participants and the indirect DTC participants. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities, which they own. Consequently, the ability to transfer beneficial interests in the DTC global certificate is limited to such context.

Clearstream

Clearstream is owned by a parent corporation, Clearstream International, société anonyme, the shareholders of which are banks, securities dealers and financial institutions. Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the Institut Monétaire Luxembourgeois, the Luxembourg monetary authority which supervises Luxembourg banks.

Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfers between their accounts. Distributions with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures.

Euroclear

Euroclear is operated by Euroclear Bank S.A./N.V. Euroclear Bank holds securities and book-entry interest in securities for participating organizations and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries, through electronic book-entry changes in accounts of such participants or other securities intermediaries.

Euroclear Bank provides Euroclear participants with, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations, including the underwriters. Non-participants of Euroclear may hold and transfer book-entry interests in the Notes through accounts with a direct Euroclear participant or any other securities intermediary that holds a book-entry interest in the Notes through one or more securities intermediaries standing between such other securities intermediary and Euroclear Bank. Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with its rules and procedures.

Global clearance and settlement procedures

Primary market

Customary settlement procedures will be followed for participants of each system at initial settlement. Settlement procedures applicable to the domestic United States dollar market will be followed for primary market purchasers which are participants in DTC, and Notes will be credited to their securities accounts on the settlement date against payment in U.S. dollars in same-day funds. Settlement procedures applicable to conventional eurobonds in registered form will be followed for primary market purchasers which are Euroclear or Clearstream participants, and the Notes will be credited to their securities accounts on the business day following the settlement date against payments for value on the settlement date.

Secondary market

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s same-day funds settlement system. Secondary market trading between Euroclear and Clearstream participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant European clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the U.S. depositaries of their respective clearing systems.

Because of time zone differences, credits of Notes received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream participants on such business day. Cash received in Euroclear or Clearstream as a result of sales of Notes by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Commonwealth of Australia taxation

The following is a summary of the taxation treatment under the Income Tax Assessment Acts of 1936 and 1997 of Australia (together, “Australian Tax Act”), at the date of this Prospectus, of payments of interest (as defined in the Australian Tax Act) on the Notes to be issued by the Issuer and certain other matters. It is not exhaustive and, in particular, does not deal with the position of certain classes of holders of Notes (including dealers in securities, custodians or other third parties who hold Notes on behalf of other persons).

Prospective Noteholders should also be aware that particular terms of issue of any series of Notes may affect the tax treatment of that and other series of Notes. The following is a general guide and should be treated with appropriate caution. Prospective Noteholders who are in any doubt as to their tax position should consult their professional advisers on the tax implications of an investment in the Notes for their particular circumstances.

Interest withholding tax

An exemption from Australian interest withholding tax imposed under Division 11A of Part III of the Australian Tax Act (“IWT”) is available, in respect of the Notes issued by the Issuer, under section 128F of the Australian Tax Act if the following conditions are met:

(a) the Issuer is a company as defined in section 128F(9) (which includes certain companies acting as a trustee) and a resident of Australia when it issues those Notes and when interest (as defined in section 128A(1AB) of the Australian Tax Act) is paid;

(b) the Issuer is a “central borrowing authority” of a State or Territory as referred to in section 128F(5A) of the Australian Tax Act;

(c) the Notes are “bonds” as defined in section 128F(5B) of the Australian Tax Act, which includes “notes” as referred to therein;

(d) those Notes are issued in a manner which satisfies the public offer test. There are five principal methods of satisfying the public offer test, the purpose of which is to ensure that lenders in capital markets are aware that the Issuer is offering those Notes for issue. In summary, the five methods are:

•	offers to 10 or more unrelated financiers or securities dealers;

•	offers to 100 or more investors;

•	offers of listed Notes;

•	offers via publicly available information sources; and

•	offers to a dealer, manager or underwriter who offers to sell those Notes within 30 days by one of the preceding methods.

In addition, the issue of any of those Notes (whether in global form or otherwise) and the offering of interests in any of those Notes by one of these methods should satisfy the public offer test;

(e) the Issuer does not know, or have reasonable grounds to suspect, at the time of issue, that those Notes or interests in those Notes were being, or would later be, acquired, directly or indirectly, by an “associate” of the Issuer, except as permitted by section 128F(5) of the Australian Tax Act; and

(f) at the time of the payment of interest, the Issuer does not know, or have reasonable grounds to suspect, that the payee is an “associate” of the Issuer, except as permitted by section 128F(6) of the Australian Tax Act.

Associates

An “associate” of the Issuer for the purposes of section 128F of the Australian Tax Act when the Issuer is not a trustee includes (i) a person or entity which holds more than 50% of the voting shares in, or otherwise controls, the Issuer, (ii) an entity in which more than 50% of the voting shares are held by, or which is otherwise controlled by, the Issuer, (iii) a trustee of a trust where the Issuer is capable of benefiting (whether directly or indirectly) under that trust, and (iv) a person or entity which is an “associate” of another person or entity which is an “associate” of the Issuer under any of the foregoing.

However, “associate” does not include:

(A) onshore associates (i.e., Australian resident associates who do not hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who hold the Notes in the course of carrying on business at or through a permanent establishment in Australia); or

(B) offshore associates (i.e., Australian resident associates who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who do not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia) who are acting in the capacity of:

(i) in the case of section 128F(5), a dealer, manager or underwriter in relation to the placement of the relevant Notes or a clearing house, custodian, funds manager or responsible entity of a registered managed investment scheme; or

(ii) in the case of section 128F(6), a clearing house, paying agent, custodian, funds manager or responsible entity of a registered managed investment scheme.

Compliance with section 128F of the Australian Tax Act

Unless otherwise specified in the terms of the relevant Notes, the Issuer intends to issue the Notes in a manner which will satisfy the public offer test requirements of section 128F of the Australian Tax Act.

Exemptions under recent tax treaties

The Australian Government has signed or announced new or amended double tax conventions (“New Treaties”) with a number of countries (each a “Specified Country”) which contain certain exemptions from IWT.

In broad terms, once implemented the New Treaties effectively prevent IWT applying to interest derived by:

•	the government of the relevant Specified Country and certain governmental authorities and agencies in the Specified Country; or

•	a “financial institution” which is a resident of the Specified Country and which is unrelated to and dealing wholly independently with the Issuer. The term “financial institution” refers to either a bank or any other form of enterprise which substantially derives its profits by carrying on a business of raising and providing finance. (However, interest under a back-to-back loan or an economically equivalent arrangement will not qualify for this exemption).

The Australian Federal Treasury maintains a listing of Australia’s double tax conventions which provides details of country, status, withholding tax rate limits and Australian domestic implementation which is available to the public at the Federal Treasury’s Department’s website at: http://www.treasury.gov.au/contentitem.asp?pageId=&ContentID=625.

Payment of additional amounts

As set out in more detail in the Fiscal Agency Agreement and under “Description of the Notes —Payment of additional amounts”, and unless expressly provided to the contrary in the terms and conditions of further issue of notes, if the Issuer is at any time compelled or authorized by law to deduct or withhold an amount in respect of any Australian withholding taxes imposed or levied by the Commonwealth of Australia in respect of the Notes, the Issuer must, subject to certain exceptions, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the Noteholders of those Notes after such deduction or withholding are equal to the respective amounts which would have been received had no such deduction or withholding been required. If the Issuer is compelled by law in relation to any Notes to deduct or withhold an amount in respect of any withholding taxes, the Issuer will have the option to redeem those Notes in accordance with the terms and conditions of the Notes.

Payments under the Guarantee

It is unclear whether or not any payment by the Guarantor under the Guarantee would be subject to Australian IWT. The Australian Taxation Office has published a Taxation Determination stating that payments by a guarantor in respect of debentures (such as the Notes) are entitled to the benefit of the exemption contained in section 128F of the Australian Tax Act if payments of interest in respect of those debentures by the Issuer are exempt from IWT. However, there is some doubt as to whether the Taxation Determination applies in the context of the Guarantee and whether the reasoning adopted in the Taxation Determination is strictly correct.

If the reasoning adopted in the Taxation Determination does not apply, IWT at the rate of 10% would be payable on payments of interest (as defined in section 128B(1AB) of the Australian Tax Act), or interest paid on an overdue amount, by the Guarantor to non-residents (other than non-residents holding the Notes in the course of carrying on a business at or through a permanent establishment in Australia) or residents of Australia holding the Notes in the course of carrying on a business at or through a permanent establishment outside Australia.

It is unclear whether any payment under the Guarantee in respect of the Notes would constitute a payment of interest so defined, but the better view is that such payments (other than interest paid on an overdue amount) do not constitute interest as so defined and, therefore, should not, in any event, be subject to the IWT provisions of the Australian Tax Act.

If the Guarantor is at any time compelled or authorized by law to deduct or withhold an amount in respect of any Australian withholding taxes imposed or levied by the Commonwealth of Australia in respect of payments under the Guarantee, the Guarantor must, subject to certain exceptions, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the Noteholders of those Notes after such deduction or withholding are equal to the respective amounts which would have been received had no such deduction or withholding been required.

Other tax matters

Subject to paragraph 3, under Australian laws as presently in effect:

(a) income tax—offshore Noteholders—assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, payment of principal and interest (as defined in section 128A(1AB) of the Australian Tax Act) to a holder of the Notes who is a non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia will not be subject to Australian income taxes; and

(b) income tax—Australian Noteholders—Australian residents or non-Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment in Australia (“Australian Holders”) will be assessable for Australian tax purposes on income either received or accrued due to them in respect of the Notes. Whether income will be recognised on a cash receipts or accruals basis will depend upon the tax status of the particular Noteholder and the terms and conditions of the Notes. Special rules apply to the taxation of Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia, which vary depending on the country in which that permanent establishment is located; and

(c) gains on disposal of Notes—offshore Noteholders—a holder of the Notes who is a non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia will not be subject to Australian income tax on gains realised during that year on sale or redemption of the Notes, provided such gains do not have an Australian source. A gain arising on the sale of Notes by a non-Australian resident holder to another non-Australian resident where the Notes are sold outside Australia and all negotiations are conducted, and documentation executed, outside Australia would not be regarded as having an Australian source; and

(d) gains on disposal of Notes—Australian Holders—Australian Holders will be required to include any gain or loss on disposal of the Notes in their taxable income. Special rules apply to the taxation of Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia, which vary depending on the country in which that permanent establishment is located; and

(e) deemed interest—there are specific rules that can apply to treat a portion of the purchase price of Notes as interest for IWT purposes when certain Notes originally issued at a discount or with a maturity premium or which do not pay interest at least annually are sold to an Australian resident (who does not acquire them in the course of carrying on business at or through a permanent establishment outside Australia) or a non-resident who acquires them in the course of carrying on business at or through a permanent establishment in Australia.

If the Notes are not issued at a discount and do not have a maturity premium, these rules should not apply to the Notes. These rules also do not apply in circumstances where the deemed interest would have been exempt under section 128F of the Australian Tax Act if the Notes had been held to maturity by a non-resident; and

(f) death duties—no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority therein having power to tax, if held at the time of death; and

(g) stamp duty and other taxes—no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue or transfer of any Notes; and

(h) other withholding taxes on payments in respect of Notes—section 12-140 of Schedule 1 to the Taxation Administration Act 1953 of Australia (“Taxation Administration Act”) imposes a type of withholding tax at the rate of (currently) 46.5% on the payment of interest on certain registered securities unless the relevant payee has quoted an Australian tax file number (“TFN”), (in certain circumstances) an Australian Business Number (“ABN”) or proof of some other exception (as appropriate).

Assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, then the requirements of section 12-140 do not apply to payments to a holder of Notes in registered form who is not a resident of Australia and not holding those Notes in the course of carrying on business at or through a permanent establishment in Australia. Payments to other classes of Noteholders of Notes in registered form may be subject to a withholding where the holder of those Notes does not quote a TFN, ABN or provide proof of an appropriate exemption (as appropriate); and

(i) other withholding taxes on payments in respect of Guarantee—payments by the Guarantor under the Guarantee may be made free and clear of the withholdings required under section 12-140 of Schedule 1 to the Taxation Administration Act, provided that tax at the rate of (currently) 46.5% must be withheld from payments under the Guarantee to Australian residents or non-residents carrying on business through a permanent establishment in Australia unless the relevant payee has quoted a TFN, (in certain circumstances) an ABN or proof of some other exception (as appropriate); and

(j) supply withholding tax—payments in respect of the Notes can be made free and clear of the “supply withholding tax” imposed under section 12-190 of Schedule 1 to the Taxation Administration Act; and

(k) goods and services tax (GST)—neither the issue nor receipt of the Notes will give rise to a liability for GST in Australia on the basis that the supply of Notes will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply. Furthermore, neither the payment of principal or interest by the Issuer, nor the disposal of the Notes, would give rise to any GST liability in Australia; and

(l) debt/equity rules—Division 974 of the Australian Tax Act contains tests for characterising debt (for all entities) and equity (for companies) for Australian tax purposes, including for the purposes of dividend withholding tax and IWT. The Issuer intends to issue Notes which are to be characterised as “debt interests” for the purposes of the tests contained in Division 974, and the returns paid on the Notes are to be “interest” for the purpose of section 128F of the Australian Tax Act. Accordingly, Division 974 is unlikely to adversely affect the Australian tax treatment of Noteholders of Notes; and

(m) additional withholdings from certain payments to non-residents—section 12-315 of Schedule 1 to the Taxation Administration Act gives the Governor-General power to make regulations requiring withholding from certain payments to non-residents.

However, section 12-315 expressly provides that the regulations will not apply to interest and other payments which are already subject to the current IWT rules or specifically exempt from those rules. Further, regulations may only be made if the responsible minister is satisfied the specified payments are of a kind that could reasonably relate to assessable income of foreign residents. The regulations promulgated prior to the date of this Prospectus are not relevant to any payments in respect of the Notes. Any further regulations should also not apply to repayments of principal under the Notes, as in the absence of any issue discount, such amounts will generally not be reasonably related to assessable income. The possible application of any future regulations to the proceeds of any sale of the Notes will need to be monitored; and

(n) taxation of foreign exchange gains and losses—Divisions 775 and 960 of the Australian Tax Act contain rules to deal with the taxation consequences of foreign exchange transactions.

The rules are complex and will apply to the Issuer in respect of the Notes denominated in a currency other than Australian dollars as well as any currency hedging arrangements entered into in respect of such Notes. Nevertheless, the Issuer ought to be able to manage its position under the rules so that the tax consequences are effectively the same as the commercial position (that is, that any net foreign exchange gains and losses recognised for tax purposes should be represented by similar cash gains and losses).

The rules may also apply to any Noteholders who are Australian residents or non-residents that hold Notes that are not denominated in Australian dollars in the course of carrying on business in Australia. Any such Noteholders should consult their professional advisors for advice as to how to tax account for any foreign exchange gains or losses arising from their holding of those Notes.

Recent developments

Taxation of financial arrangements

The Tax Laws Amendment (Taxation of Financial Arrangements) Act 2009 (Cth) (the “TOFA Act”) has recently been enacted. The TOFA Act contains new rules which represent a new code for the taxation of receipts and payments in relation to “financial arrangements”. The new rules contain a number of different methods for bringing to account gains and losses in relation to “financial arrangements” (including fair value, accruals, retranslation, realization, hedging and financial records).

The new rules apply from the commencement of the first tax year beginning on or after July 1, 2010 (although taxpayers may be able to make an election to apply the rules for a tax year commencing on or after July 1, 2009 if they wish to do so). Further, the proposed new rules are not to apply to “financial arrangements” which are current as at the commencement date. In relation to current “financial arrangements” at that time, taxpayers may elect to apply the proposed new rules if they wish, but certain tax adjustments would need to be made if such an election is made.

The TOFA Act does not affect the provisions relating to the imposition of IWT. In particular, the new rules do not apply in a manner which overrides the exemption available under section 128F of the Australian Tax Act.

United States federal income taxation

This section describes the material United States federal income tax consequences for a United States holder (as defined below) of owning the Notes. It applies to you only if you acquire the Notes in the initial offering at the offering price and holds the Notes as capital assets for tax purposes.

You are a United States holder if you are a beneficial owner of a Note and are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply. This section also does not apply if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for their securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a partnership or a partner therein,

•	a person that owns Notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns Notes as part of a straddle, conversion or other integrated security transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

If you purchase Notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply. You should consult your tax advisers regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your own tax advisor concerning the consequences of owning these Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

Payments of interest

You will be taxed on interest on your Notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

You must include any tax withheld from the interest payment as ordinary income even though you do not in fact receive it. You may be entitled to deduct or credit this tax, subject to applicable limits. The rules governing foreign tax credits are complex and you should consult your tax advisor regarding the availability of the foreign tax credit in your situation. If you elect to claim a foreign tax credit, rather than a deduction, for a particular tax year, such election will apply to all foreign taxes paid by you in that particular year. You will also be required to include in income as interest any additional amounts paid with respect to withholding tax on the Notes, including withholding tax on payments of such additional amounts.

Interest paid by the Issuer on the Notes will be income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder, and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.

Original issue discount

The Notes will be issued with original issue discount (“OID”) if the stated principal amount at maturity exceeds the “issue price” of the Notes by more than a statutorily defined de minimis amount. If the Notes are issued with OID, United States holders generally are required to include such OID in ordinary income for United States federal income tax purposes on an annual basis as determined under a constant yield method regardless of their regular method of United States federal income tax accounting. As a result, United States holders will include OID in income in advance of the receipt of cash attributable to such income.

Purchase, sale and retirement of the Notes

Your tax basis in your Notes generally will be their cost. You will generally recognize capital gain or loss on the sale or retirement of your Notes equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in the Notes. Any such gain or loss will generally be long term if you have held the Notes for more than one year. Long-term gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15%. The deductibility of a capital loss is subject to limitations.

Substitution of the issuer

The Issuer may, without consent of the holders of the Notes, be replaced as principal debtor under the Notes by a successor statutory body which will assume all of the obligations of the Issuer under the Notes under certain circumstances. In certain circumstances, such an assumption would be treated as a taxable exchange for U.S. federal income tax purposes. You should consult your own tax advisors regarding the United States federal, state, and local tax consequences of such an assumption.

Backup withholding and information reporting

Payments of principal and interest on and proceeds from the sale or other disposition of a Note to a noncorporate United States holder that are made within the United States or through certain United States-related financial intermediaries may be reported to the Internal Revenue Service. In addition, backup withholding tax may apply to amounts subject to reporting if the United States holder fails to provide an accurate taxpayer identification number or otherwise establish a basis for exemption. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a United States holder’s United States federal income tax liability. A United States holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information. Prospective investors should consult their own tax advisers as to their qualification for an exemption from backup withholding and the procedure for obtaining this exemption.

Underwriting

Subject to the terms and conditions set forth in an underwriting agreement, the Issuer has agreed to sell to each underwriter, who are being represented by J.P. Morgan Securities Inc., and each underwriter has severally agreed to purchase, the principal amount of the Notes that appears opposite its name in the table below:

Underwriter	Principal Amount

J.P. Morgan Securities Inc.	US$
Daiwa Securities America Inc.

Total	US$

Under the terms and conditions of the underwriting agreement, the underwriters are committed to take and pay for all of the Notes, if any are taken. The Notes will have the benefit of the Guarantee and the Guarantee will not be sold separately from the Notes.

The underwriters initially propose to offer the Notes to the public at the public offering price that appears on the cover page of this prospectus. The underwriters may offer the Notes to selected dealers at the public offering price minus a concession of up to     % of the principal amount of the Notes. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to     % of the principal amount of the Notes to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell Notes through certain of its affiliates.

It is expected that delivery of the Notes will be made against payment on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the fifth New York business day following the date of pricing of the Notes. Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser has traded or wishes to trade Notes on the date of pricing of the Notes or the next two succeeding New York business days thereafter, it will be required, by virtue of the fact that the Notes will initially settle on the fifth New York business day following the date of pricing of the Notes, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who have traded or wish to trade the Notes on the date of pricing of the Notes or the next two succeeding New York business days should consult their own advisor.

Each underwriter has agreed that it has not offered, sold or delivered, and it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus or any other offering material relating to the Notes, in or from any jurisdiction outside the United States except under circumstances that will to the best knowledge and belief of such underwriter result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on the Issuer except as set forth in the underwriting agreement.

Purchasers of Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth above.

The Notes are a new issue of securities, and there is currently no established trading market for the Notes. We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The Issuer has been advised by the underwriters that they intend to make a market in the Notes but they are not obligated to do so and may discontinue any such market making at any time in their sole discretion without notice. No assurance can be given as to the liquidity of or the trading markets for, the Notes.

In connection with the offering of the Notes, the underwriters may (outside Australia and not on a market operated in Australia and in accordance with all applicable laws) engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may over-allot the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters will not be required to engage in these activities, and may end any of these activities at any time.

The Issuer has agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933.

The underwriters have performed various financial advisory, investment banking and commercial banking services from time to time for the Issuer and its affiliates and the Guarantor in the ordinary course of its business.

The Issuer estimates that it will pay approximately US$939,870 for expenses associated with the offering of the Notes, including partial reimbursement of the underwriters’ expenses.

Australian selling restrictions

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia (“Corporations Act”)) in relation to the Notes has been or will be lodged with the Australian Securities and Investment Commission (“ASIC”). Each underwriter will represent and agree that:

(i) it will not offer or sell Notes, directly or indirectly, in the Commonwealth of Australia, its territories and possessions (“Australia”); and that

(A) it has not offered for issue or sale, invited applications for the issue or purchase of, any Notes in Australia (including an offer or invitation which is received by a person in Australia); it will not offer for issue or sale, invite applications for the issue of, or to purchase, any Notes in Australia (including an offer or invitation which is received by a person in Australia); and it has not distributed or published, and will not distribute or publish, any preliminary or final prospectus, advertisements or other offering material relating to the Notes in Australia, unless;

(1) (I) the aggregate amount payable on acceptance of the offer by each offeree or invitee for the Notes is a minimum amount (disregarding amounts, if any, lent by the Issuer or other person offering the Notes or an associate (as defined in Division 2 of Part 1.2 of the Corporations Act of either of them) of A$500,000 (or its equivalent in an alternate currency); or (II) the offer or invitation is otherwise an offer or invitation for which no disclosure is required to be made under Part 6D.2 of the Corporations Act; and

(2) such action does not require any document to be lodged with ASIC.

(ii) (1) it will offer such Notes for sale within 30 days of their issue date:

(A) to at least 10 persons each of whom at the time of the offer (I) it believes on reasonable grounds was carrying on a business of providing finance, or investing or dealing in securities, in the course of operating in financial markets (including, without limitation, any person it reasonably believes to be a “qualified institutional buyer” within the meaning of Rule 144A) and (II) was not known, or suspected, by its employees directly involved in the sale to be an “associate” (as defined in section 128F(9) of the Australian Tax Act) of any other person covered by this subsection (ii)(A);

(B) to at least 100 persons who it would be reasonable to regard as either having acquired debentures (such as the Notes) in the past or is likely to be interested in acquiring debentures (such as the Notes); or

(C) as a result of negotiations being initiated publicly in electronic form (such as Reuters or the Bloomberg system or any other electronic financial information system which is used by financial markets for dealing in debentures (such as the Notes)), or in another form, which is used by financial markets for dealing in debentures (such as the Notes).

(2) in connection with the primary distribution of the Notes, it will not sell any of the Notes (or any interest in any of the Notes) to any person, if, at the time of such sale, its employees directly involved in the sale knew or suspected that, as a result of the sale, such Notes would be acquired (directly or indirectly) by an Offshore Associate (other than in the capacity of dealer, manager or underwriter in relation to the placement of the Notes or in the capacity of a clearing house, custodian, funds manager or responsible entity of an Australian registered managed investment scheme). “Offshore Associate” means an “associate” (as defined in section 128F(9) of the Australian Tax Act) of the Issuer that is either (a) a resident of Australia that acquires the Notes in carrying on business at or through a permanent establishment outside Australia or (b) a non-resident of Australia that does not acquire the Notes in carrying on business at or through a permanent establishment in Australia. For the avoidance of doubt, if an underwriter does not know or suspect that a person is an Offshore Associate of the Issuer, nothing in this paragraph (2) obliges the underwriter to make positive enquiries of that person to confirm that person is not an Offshore Associate.

(3) it will provide to the Issuer so far as it is reasonably able to do so, within 30 days after the receipt of the Issuer’s request, such information and documentation which is reasonably requested by the Issuer in relation to its marketing efforts under subsection (ii) above to assist the Issuer demonstrate (to the extent necessary) that the “public offer” test under section 128F of the Australian Tax Act has been satisfied, provided, however, that an underwriter shall not be obliged to disclose (I) any information which reveals the identity of any person to whom the offer or invitation was made or any purchaser of any Note or any information from which such identity would be capable of being ascertained, (II) any information which is customarily regarded by it as confidential or the disclosure of which would be contrary or prohibited by any relevant law, regulation, directive or by any agreement or undertaking or (III) any information or documentation after a period of 6 years from the issue date of the Notes.

Validity of notes and guarantee

The validity of the Notes and the Guarantee will be passed upon for the Issuer and the Guarantor as to matters of the laws of the State of New South Wales and the Commonwealth of Australia by Mallesons Stephen Jaques, Sydney, Australia, and as to matters of the laws of the State of New York, by Sullivan & Cromwell, Sydney, Australia. The underwriters are being represented by Skadden, Arps, Slate, Meagher & Flom, Sydney, Australia as to matters of the laws of the State of New York.

Experts and public official documents

Information included herein which is designated as being taken from a publication of the Government of New South Wales or the Commonwealth of Australia, or an agency or instrumentality of either, is included herein on the authority of the publication as a public official document.

All statements included in this Prospectus relating to the Issuer have been reviewed by Stephen Knight, Chief Executive of the Issuer, and are included herein or therein on his authority. All statements included in this Prospectus relating to The Crown in Right of New South Wales have been reviewed by Michael Schur, Secretary of the Treasury of the State of New South Wales, and are included herein or therein on his authority.

Authorized agent in the United States

The authorized agent for the Issuer and The Crown in Right of New South Wales in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Supplementary tables and information

Exchange rate of the Australian dollar

Exchange rates for the major currencies in which debt of the Issuer is denominated, expressed as an Australian dollar against the foreign currency equivalent, are shown in the table below:

Currency as at June 30	2005	2006	2007	2008	2009

US Dollar	0.7637	0.7433	0.8487	0.9615	0.8114
Japanese Yen	84.14	85.11	104.70	102.06	77.76
GB Pounds	0.4224	0.4049	0.4236	0.4829	0.4872

Source: Reserve Bank of Australia

Securities of the issuer outstanding as of June 30, 2009

Data provided in relation to the Securities of Issuer outstanding as of June 30, 2009 are unaudited figures.

Outstanding Domestic A$ Indebtedness of the Issuer as at June 30, 2009

Coupon Rate	Face value	Market value
(% per annum)	(A$)	(A$)	Date of maturity

6.00	2,737,782,000	2,797,999,100	1-Oct-09
7.00	5,915,616,000	6,215,391,168	1-Dec-10
6.00	5,006,934,000	5,181,194,931	1-May-12
5.25	2,905,000,000	2,912,102,366	1-May-13
5.50	4,912,306,000	4,964,531,234	1-Aug-14
5.50	4,101,301,000	4,036,419,843	1-Mar-17
6.00	3,661,442,000	3,655,426,768	1-Apr-19
6.00	1,084,007,000	1,051,725,271	1-May-23
2.75*	1,112,864,000	973,776,950	20-Nov-25
2.50*	652,313,600	544,808,340	20-Nov-35
Various	63,785,400	64,746,427	Various 2009
Various	59,785,314	62,496,009	Various 2010
Various	106,852,435	104,442,988	Various 2011
Various	52,285,597	54,409,113	Various 2012
Various	45,858,635	39,927,575	Various 2013
Various	1,558,400	1,541,032	Various 2014
Various	2,671,600	2,601,209	Various 2015
Various	10,239,000	13,334,311	Various 2016
Various	82,000,000	72,502,830	Various 2028

Total Domestic A$ Indebtedness	32,514,601,981	32,749,377,467

*	Bonds are capital indexed bonds

Outstanding Foreign Currency Denominated Offshore Indebtedness of
the Issuer as at June 30, 2009

					A$ market
Year of issue	Currency	A$ face value	Coupon*	Maturity	valuation

2003	JPY	12,880,390	0	Feb 4, 2015	12,823,777
2002	JPY	20,608,624	0	Nov 27, 2017	20,555,992
2002	JPY	14,168,429	0	Dec 13, 2017	14,125,523
2002	JPY	12,880,390	0	Dec 20, 2017	12,838,811
2003	JPY	6,440,195	0	Jan 29, 2018	6,490,770
2003	JPY	12,880,390	0	Feb 26, 2018	12,816,623
2003	JPY	16,744,507	0	Mar 14, 2018	16,653,841
2003	JPY	12,880,390	0	Jan 28, 2021	12,826,055
2001	JPY	9,016,273	0	Dec 13, 2021	8,988,969
2001	JPY	9,016,273	0	Dec 17, 2021	8,988,197
2001	JPY	6,440,195	0	Dec 20, 2021	6,419,406
2002	JPY	6,440,195	0	Jan 25, 2022	6,413,516

					A$ market
Year of issue	Currency	A$ face value	Coupon*	Maturity	valuation

2002	JPY	45,081,365	0	Nov 7, 2022	44,986,462
2003	JPY	6,440,195	0	Jan 6, 2023	6,416,611
2003	JPY	12,880,390	0	Jan 12, 2023	12,879,329
2003	JPY	9,016,273	0	Jan 16, 2023	8,980,291
2003	JPY	12,880,390	0	Feb 26, 2023	12,873,088
2003	JPY	12,880,390	0	Mar 24, 2023	12,807,454
2003	JPY	25,760,780	0	Aug 24, 2023	25,747,514
2003	JPY	12,880,390	0	Aug 25, 2023	12,873,590
2003	JPY	12,880,390	0	Sep 8,2023	12,870,616
2005	JPY	12,880,390	0	Jul 25, 2025	12,878,187
2005	JPY	6,440,195	0	Aug 18, 2025	6,485,984
2002	JPY	10,304,312	0	Oct 28, 2027	10,285,664
2003	JPY	6,440,195	0	Jan 28, 2028	6,413,027
2003	JPY	25,760,780	0	Feb 4, 2028	25,647,553
2003	JPY	20,608,624	0	Feb 18, 2028	20,510,757
2003	JPY	10,304,312	0	Mar 22, 2029	10,246,247
2003	JPY	20,608,624	0	Mar 25, 2032	20,491,358
2002	JPY	12,880,390	0	Apr 3,2032	12,802,814
2002	JPY	14,168,429	0	May 6, 2032	14,071,006
2002	JPY	7,728,234	0	May 22, 2032	7,670,801
2003	JPY	12,880,390	0	Jul 29, 2032	12,878,024
2002	JPY	19,320,585	0	Sep 17, 2032	19,302,718
2002	JPY	6,440,195	0	Sep 25, 2032	6,408,474
2002	JPY	6,440,195	0	Oct 1, 2032	6,432,548
2002	JPY	6,440,195	0	Nov 19, 2032	6,425,032
2002	JPY	19,320,585	0	Nov 27, 2032	19,271,243
2002	JPY	7,728,234	0	Dec 2, 2032	7,707,478
2002	JPY	23,184,702	0	Dec 3, 2032	23,121,772
2002	JPY	20,608,624	0	Dec 17, 2032	20,580,162
2002	JPY	27,048,819	0	Dec 18, 2032	26,963,819
2002	JPY	18,032,546	0	Dec 20, 2032	17,974,336
2003	JPY	25,760,780	0	Jan 14, 2033	25,758,414
2003	JPY	19,320,585	0	Jan 27, 2033	19,291,377
2003	JPY	29,624,897	0	Jan 28, 2033	29,525,951
2003	JPY	15,456,468	0	Feb 10, 2033	15,386,190
2003	JPY	12,880,390	0	Feb 14, 2033	12,819,874
2003	JPY	12,880,390	0	Feb 18, 2033	12,819,224
2003	JPY	12,880,390	0	Feb 23, 2033	12,903,983
2003	JPY	12,880,390	0	Feb 28, 2033	12,816,622
2003	JPY	12,880,390	0	Mar 4, 2033	12,814,551
2003	JPY	46,369,404	0	Mar 10, 2033	46,274,787
2003	JPY	12,880,390	0	Mar 12, 2033	12,869,191
2003	JPY	12,880,390	0	Mar 15, 2033	12,868,953
2003	JPY	38,641,170	0	Mar 17, 2033	38,635,626
2003	JPY	25,760,780	0	Mar 20, 2033	25,734,583
2003	JPY	45,081,365	0	Mar 24, 2033	44,826,088

					A$ market
Year of issue	Currency	A$ face value	Coupon*	Maturity	valuation

2003	JPY	204,798,476	0	Mar 25, 2033	204,141,908
2003	JPY	25,760,780	0	Apr 21, 2033	25,718,316
2003	JPY	14,168,429	0	Apr 23, 2033	14,076,391
2003	JPY	12,880,390	0	Apr 28, 2033	12,794,927
2003	JPY	28,336,858	0	May 20, 2033	28,193,252
2003	JPY	12,880,390	0	Jun 9, 2033	12,812,777
2003	JPY	56,673,717	0	Jun 24, 2033	56,420,402
2003	JPY	14,168,429	0	Jul 21, 2033	14,166,544
2003	JPY	14,168,429	0	Jul 22, 2033	14,166,455
2003	JPY	12,880,390	0	Jul 25, 2033	12,878,187
2003	JPY	16,744,507	0	Jul 26, 2033	16,741,644
2003	JPY	12,880,390	0	Jul 28, 2033	12,878,106
2003	JPY	110,771,355	0	Aug 5, 2033	110,553,441
2003	JPY	12,880,390	0	Aug 18, 2033	12,874,762
2003	JPY	32,200,975	0	Aug 25, 2033	32,183,974
2003	JPY	12,880,390	0	Sep 2, 2033	12,872,040
2003	JPY	12,880,390	0	Sep 8, 2033	12,870,616
2003	JPY	12,880,390	0	Sep 9, 2033	12,870,378
2003	JPY	21,896,663	0	Sep 10, 2033	21,879,239
2003	JPY	18,032,546	0	Sep 20, 2033	18,014,208
2003	JPY	12,880,390	0	Nov 12, 2033	12,852,311
2004	JPY	15,456,468	0	Feb 23, 2034	15,381,118
2005	JPY	12,880,390	0	Mar 20, 2034	12,807,808
2004	JPY	12,880,390	0	Aug 11, 2034	12,875,933
2004	JPY	9,016,273	0	Sep 15, 2034	9,008,267
2004	JPY	12,880,390	0	Oct 18, 2034	12,859,751
2004	JPY	12,880,390	0	Nov 24, 2034	12,848,458
2005	JPY	6,440,195	0	Mar 12, 2035	6,405,856
2005	JPY	6,440,195	0	May 10, 2035	6,426,477
2005	JPY	19,320,585	0	May 11, 2035	19,216,152
2005	JPY	10,304,312	0	May 18, 2035	10,280,308
2005	JPY	6,440,195	0	Aug 8, 2035	6,438,050
2005	JPY	6,440,195	0	Sep 27, 2035	6,432,934
2006	JPY	6,440,195	0	Mar 21, 2036	6,403,904
2006	JPY	6,440,195	0	Mar 27, 2036	6,432,934
2007	JPY	6,440,195	0	Mar 17, 2037	6,434,239
2007	JPY	6,440,195	0	Mar 26, 2037	6,403,373
2009	GBP	512,505,125	5.00%	Feb 25, 2039	579,863,836
2009	JPY	193,205,852	2.60%	Apr 15, 2039	219,439,399

Total					2,568,209,554

*	Coupons listed as zero denote debt issued in the form of power reverse dual currency bonds, in which any coupon is linked to a specific formula.

Outstanding A$ Offshore Indebtedness of the Issuer

Global A$ Bonds
As at June 30, 2009

Coupon (%)	Maturity date	Face value (A$)	Market value (A$)

6.00	Oct 1, 2009	96,477,000	98,602,534
7.00	Dec 1, 2010	1,164,651,000	1,223,943,383
6.00	May 1, 2012	1,948,897,000	2,017,732,041
5.50	Aug 1, 2014	1,070,061,000	1,082,334,599
5.50	Mar 1, 2017	2,920,274,000	2,877,988,433
6.00	Apr 1, 2019	65,392,000	65,379,576

Total		7,265,752,000	7,365,980,565

A$ Euro Medium Term Notes
As at June 30, 2009

Year of issue	Coupon (%)	Maturity date	Face value (A$)	Market value (A$)

1999	0.50%	Nov 17, 2009	4,950,000	4,900,906
2000	0.50%	Feb 16, 2010	9,200,000	9,053,401
2000	0.50%	Mar 15, 2010	13,800,000	13,544,238
2000	0.00%	Sep 3, 2010	245,814,000	235,577,053
2000	1.40%	Sep 29, 2010	225,978,000	219,677,405
2009	0.35%	Feb 14, 2014	89,205,000	69,946,935
1990	0.00%	Nov 23, 2020	453,730,000	219,200,217

Total			1,042,667,000	771,900,155

Guarantor’s outstanding debt to the Commonwealth of Australia as of June 30, 2008 and its contingent liability as guarantor of the outstanding debt of other entities as of the end of the last five fiscal years

Public debt

The public sector indebtedness of the Guarantor is comprised of a number of distinct categories: public debt to the Commonwealth of Australia, other state debt to the Commonwealth of Australia, New South Wales Treasury Corporation guaranteed debt and contingent liabilities.

During April 1995, the Australian Government and the Guarantor entered into an agreement (the “Financial Agreement”) whereby the Guarantor would pre-redeem its debt to the Commonwealth of Australia. This was carried out in July 1995 and the Guarantor currently has no debt to the Commonwealth of Australia outstanding.

Other state debt to the Commonwealth of Australia

In addition to the funds lent to the States pursuant to the Financial Agreement, the Australian Government also lends funds to the States in accordance with a variety of agreed Commonwealth/State programs. In general, these funds are on-lent to borrowers in accordance with the terms of the agreed program, with repayment being made to the State from the revenues of the ultimate borrowers. When on-lent by the Guarantor, the debt is generally secured by Guarantor claims on tangible assets of the ultimate borrower.

The following table outlines the outstanding advances made by the Commonwealth of Australia under this category of debt.

Other New South Wales State Debt to the Commonwealth of Australia

	As at June 30,
(A$ million)	2003	2004	2005	2006	2007	2008

Commonwealth and State Housing	1,672	1,776	1,629	908	882	855
Other	—	—	—	—	—	—
Total	1,672	1,776	1,629	908	882	855

Note: June 30, 2009 is not currently available for the Guarantor

Guaranteed debt on-lent by the issuer

The Issuer’s primary function has been to act as a central financing authority for on-lending funds raised by it to various New South Wales statutory bodies. See “New South Wales Treasury Corporation” above. Under the provisions of the PAFA Act, financial arrangements entered into by a statutory body may be guaranteed by the Guarantor.

The Issuer’s guaranteed debt, as at the end of each of the last seven fiscal years, and the distribution of this debt among various borrowing authorities is detailed in the following table:

Guaranteed Debt On-lent by the Issuer

	As at June 30,
(A$ million)	2003	2004	2005	2006	2007	2008	2009

Bodies within the Public Accounts
Crown (NSW Treasury)	8,749	8,866	10,186	10,196	10,485	10,642	13,055
Department of Commerce	103	320	0	450	533	519	496
Department of Housing	10	10	109	149	123	155	164
Department of Planning/Minister for Planning	n/a	n/a	101	97	132	197	291
Growth Centres Commission	n/a	n/a	n/a	n/a	5	10	11
Hunter Development Corporation	n/a	n/a	n/a	1	n/a	1	2
NSW Businesslink Pty Ltd.	n/a	n/a	5	5	14	14	13
Office of Community Housing	34	32	33	31	29	28	30
Redfern Waterloo Authority	n/a	n/a	n/a	4	28	41	45
Roads and Traffic Authority	1,068	939	871	844	825	734	726
Other	4	7	26	9	13	11	5

	As at June 30,
(A$ million)	2003	2004	2005	2006	2007	2008	2009

State Owned Corporations
Country Energy	1,525	1,545	1,789	2,001	2,192	2,561	3,002
Delta Electricity	837	661	601	551	588	694	1,155
EnergyAustralia	2,405	2,442	2,760	2,848	3,518	3,941	5,084
Eraring Energy	93	162	168	212	290	368	519
Hunter Water Corporation	142	131	175	239	325	400	527
Integral Energy	1,140	1,112	1,229	1,400	1,516	1,865	2,305
Landcom	154	121	209	175	203	172	118
Macquarie Generation	1,223	1,076	989	896	875	806	834
Newcastle Port Corporation	33	32	32	31	31	30	32
Port Kembla Port Corporation	53	51	52	50	49	58	62
State Water Corporation	29	27	85	62	38	38	55
Sydney Ports Corporation	186	178	183	176	170	168	349
Sydney Water Corporation	2,299	2,464	2,666	2,840	3,194	4,091	5,672
TransGrid	1,490	1,571	1,590	1,484	1,449	1,513	2,031
Transport Infrastructure Development Corporation	n/a	346	574	911	223	319	24
WSN Environmental Solutions	47	46	46	46	n/a	35	66

Other Statutory Authorities
Forests NSW	144	124	144	140	158	166	171
Hawkesbury District Health Services	31	27	26	24	21	18	17
Public Transport Ticketing Corporation	n/a	n/a	n/a	n/a	49	71	83
Rail Corporation New South Wales	381	228	228	190	16	n/a	n/a
Rail Infrastructure Corporation	n/a	n/a	n/a	n/a	n/a	n/a	53
State Transit Authority of New South Wales	150	126	90	77	75	76	181
Sydney Catchment Authority	189	193	196	319	375	414	475
Sydney Cricket & Sports Ground Trust	28	27	27	27	16	23	49
Sydney Ferries Corporation	n/a	n/a	44	48	53	66	89
Sydney Harbor Foreshore Authority	22	10	11	10	10	10	10
Transport Administration Corporation	4	13	27	37	n/a	n/a	n/a
University of New England	8	4	2	0	n/a	n/a	n/a
University of Technology, Sydney	44	41	43	41	39	38	41
Zoological Parks Board of NSW	13	17	31	30	38	39	42
Other	12	5	3	n/a	n/a	n/a	8

NSW Local Government	11	14	9	5	6	0	0
Total Fund Onlent	22,658	22,966	25,360	26,655	27,703	30,333	37,889
Undistributed borrowings	3,312	2,848	4,002	1,046	2,572	1,476	5,466

Total Guaranteed Debt	25,970	25,814	29,362	27,701	30,275	31,809	43,355

The Issuer raises funds in both the domestic and international capital markets, with the market value of borrowings under management as at June 30, 2009 of A$43.5 billion, which includes

A$10.7 billion of offshore debt based on the prevailing rates of exchange at June 30, 2009. The Issuer hedges its foreign debt portfolio through interest rate and currency swaps and other hedging and currency switching transactions.

The following table shows at June 30, 2009 the amount of principal of the Issuer’s outstanding indebtedness maturing over the next five years and for subsequent years. This table includes borrowings made by authorities for which debt service responsibility has been assumed by the Issuer.

(A$ million)	0-3 months	3-12 months	1-5 years	Over 5 years	Total

Offshore Debt	719	1,605	5,001	6,512	13,837
Domestic Debt	314	4,292	18,713	20,611	43,930

	1,033	5,897	23,713	27,124	57,767

Further information

If you require further information about the Issuer, its business address is:

New South Wales Treasury Corporation
Level 22, Governor Phillip Tower
1 Farrer Place
Sydney, New South Wales 2000
Australia
Telephone: (612) 9325-9325.

A registration statement relating to the Notes and the Guarantee, which is on file with the Commission, contains further information about the Issuer, the Guarantor and the Notes.

The business address for the Fiscal Agent is:

Citicorp International Limited
39/F Citibank Tower
Citibank Plaza
3 Garden Road
Central, Hong Kong

The business address for the Paying Agent, Registrar and Transfer Agent is:

Citibank N.A., London Branch
21st Floor
Citigroup Centre, Canada Square
Canary Wharf, London E14 5LB
London

Index to financial statements

New South Wales Treasury Corporation
Financial Report for the Year ended June 30, 2008
Income Statement	F-2
Balance Sheet	F-3
Statement of Changes in Equity	F-4
Cash Flow Statement	F-5
Notes to the Financial Statements	F-6
Certificate under Section 41C(1B) and 41C(1C) of the Public Finance and Audit Act 1983 and Clause 11 of the Public Finance and Audit Regulation 2005	F-27
Statutory Audit Report	F-28
Independent Auditor’s Report	F-30

The Crown in Right of New South Wales
Audited Consolidated Financial Report of the NSW Total State Sector (Total State Sector Accounts) 2007-2008
Statement of Compliance	F-34
Operating Statement	F-35
Statement of Recognised Income and Expense	F-36
Balance Sheet	F-37
Cash Flow Statement	F-38
Notes to the Financial Statements	F-39

NEW SOUTH WALES TREASURY
CORPORATION

FINANCIAL REPORT
For the year ended 30 June 2008

NEW SOUTH WALES TREASURY CORPORATION

INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2008

			Consolidated		Corporation
	Note		2008	2007	2008	2007
			$’000	$’000	$’000	$’000

Income from changes in fair value	2		2,755,645	2,558,782	2,755,645	2,558,782
Less: Expenses from changes in fair value	3		(2,718,654)	(2,512,576)	(2,718,654)	(2,512,576)
Net income from changes in fair value			36,991	46,206	36,991	46,206
Fees and commissions	4		21,253	23,235	21,253	23,235

Total net income			58,244	69,441	58,244	69,441

Less: General administrative expenses
Staff costs			(13,860)	(12,875)	(1,128)	(1,563)
Personnel services costs			—	—	(12,584)	(11,108)
Financial services costs			(1,236)	(1,257)	(1,236)	(1,257)
Information technology costs			(4,642)	(3,041)	(4,790)	(3,245)
Premises and administration costs			(4,839)	(4,531)	(4,839)	(4,531)
Transaction costs			(1,909)	(2,064)	(1,909)	(2,064)

Total general administrative expenses	4		(26,486)	(23,768)	(26,486)	(23,768)

Profit before income tax equivalent expense			31,758	45,673	31,758	45,673
Income tax equivalent expense	1	(c)	(8,257)	(11,875)	(8,257)	(11,875)

Profit for the year			23,501	33,798	23,501	33,798

The accompanying notes form part of these financial statements.

NEW SOUTH WALES TREASURY CORPORATION

BALANCE SHEET
AS AT 30 JUNE 2008

			Consolidated		Corporation
	Note		2008	2007	2008	2007
			$’000	$’000	$’000	$’000

ASSETS
Cash and liquid assets	5		447,610	286,580	447,610	286,580
Outstanding settlements receivable	1	(e)	418,540	402,582	418,540	402,582
Due from financial institutions	6		21,288	20,996	21,288	20,996
Securities held	7		5,674,466	3,847,188	5,674,466	3,847,188
Derivative financial instruments receivable	14		134,517	90,956	134,517	90,956
Loans to government clients	8		30,333,393	27,703,804	30,333,393	27,703,804
Other assets	9		20,389	15,839	20,153	15,595
Plant and equipment	10		2,688	2,153	2,688	2,153

Total assets			37,052,891	32,370,098	37,052,655	32,369,854

LIABILITIES
Due to financial institutions	11		3,415,769	100,058	3,415,769	100,058
Outstanding settlements payable	1	(e)	305,112	531,471	305,112	531,471
Due to government clients	12		538,512	409,375	538,512	409,375
Borrowings	13		31,809,246	30,275,054	31,809,246	30,275,054
Derivative financial instruments payable	14		900,409	967,033	900,409	967,033
Income tax (equivalent) payable			2,337	2,564	2,337	2,564
Other liabilities and provisions	15		38,356	41,394	38,120	41,150

Total liabilities			37,009,741	32,326,949	37,009,505	32,326,705

Net assets			43,150	43,149	43,150	43,149

Represented by:
Equity
Retained profits	18		43,150	43,149	43,150	43,149

Total equity			43,150	43,149	43,150	43,149

The accompanying notes form part of these financial statements.

NEW SOUTH WALES TREASURY CORPORATION

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2008

		Consolidated		Corporation
	Note	2008	2007	2008	2007
		$’000	$’000	$’000	$’000

Total equity at the beginning of the year		43,149	43,151	43,149	43,151
Profit for the year		23,501	33,798	23,501	33,798

Total income and expense for the year		23,501	33,798	23,501	33,798

Less: Dividend payable	15	(23,500)	(33,800)	(23,500)	(33,800)

Total equity at year end	18	43,150	43,149	43,150	43,149

The accompanying notes form part of these financial statements.

NEW SOUTH WALES TREASURY CORPORATION

CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2008

		Consolidated		Corporation
	Note	2008	2007	2008	2007
		$’000	$’000	$’000	$’000

Cash inflows (outflows) from operating activities
Interest received		2,460,869	1,927,993	2,460,869	1,927,993
Interest and other costs of finance paid		(2,410,371)	(1,828,950)	(2,410,371)	(1,828,950)
Fees and commissions received		21,296	23,775	21,296	23,775
Payments of tax equivalents		(8,484)	(12,597)	(8,484)	(12,597)
Receipt of Goods and Services Tax		1,415	812	1,415	812
Payments of administrative expenses		(22,623)	(23,061)	(22,623)	(23,061)
Loans to government clients made		(7,166,039)	(5,568,509)	(7,166,039)	(5,568,509)
Loans to government clients repaid		4,263,317	3,957,972	4,263,317	3,957,972

Net cash used in operating activities	28	(2,860,620)	(1,522,565)	(2,860,620)	(1,522,565)

Cash inflows (outflows) from investing activities
Purchases of plant and equipment		(2,922)	(1,596)	(2,922)	(1,596)
Net cash to securities held		(1,852,953)	(1,585,273)	(1,852,953)	(1,585,273)

Net cash used in investing activities		(1,855,875)	(1,586,869)	(1,855,875)	(1,586,869)

Cash inflows (outflows) from financing activities
Proceeds from issuance of borrowings and short term securities		35,186,898	20,085,612	35,186,898	20,085,612
Repayment of borrowings and short term securities		(30,340,191)	(16,638,115)	(30,340,191)	(16,638,115)
Net cash used in the purchase or repayment of other short term financial instruments		(68,159)	(288,849)	(68,159)	(288,849)
Dividend paid		(33,800)	(11,000)	(33,800)	(11,000)
Net cash from financing activities		4,744,748	3,147,648	4,744,748	3,147,648

Net increase in cash held		28,253	38,214	28,253	38,214

Cash and cash equivalents at the beginning of the year		186,522	148,308	186,522	148,308

Cash and cash equivalents at year end	27	214,775	186,522	214,775	186,522

The accompanying notes form part of these financial statements.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2008

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

The financial report is a general purpose financial report and has been prepared in accordance with the provisions of the Public Finance and Audit Act 1983, the Public Finance and Audit Regulation 2005 and the New South Wales Treasurer’s Directions. It has also been prepared in accordance with Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board.

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (IFRS). Compliance with the Australian equivalents to IFRS ensures this financial report, comprising the financial statements and accompanying notes for the consolidated entity, complies with IFRS.

The following standards, which have been issued but are not effective until annual reporting periods beginning on or after 1 July 2008, have not been early adopted:-

•	AASB 8 Operating Segments

•	AASB 101 Presentation of Financial Statements (amended)

When applied, these standards will impact only on the presentation of the financial statements and disclosures in the notes.

The financial report is prepared on the basis of a ‘for-profit’ entity as determined by the accounting standards.

The financial report is prepared using the accrual basis of accounting. Financial assets and financial liabilities are stated on a fair value basis of measurement. Plant and equipment is stated at the fair value of the consideration given at the time of acquisition. Employee benefits are recognised on a present value basis, as detailed in Note 1(i). All other assets, liabilities and provisions are stated on a historical cost basis of measurement.

All amounts are shown in Australian dollar currency and are rounded to the nearest thousand dollars unless otherwise stated. Assets and liabilities are presented on the balance sheet in order of liquidity.

Accounting policies and the presentation adopted in this financial report are consistent with the previous year. Comparative information has been reclassified, where necessary, to be consistent with the current year.

b.	Principles of Consolidation

The financial report of the consolidated entity includes the accounts of New South Wales Treasury Corporation (‘the Corporation’), being the parent entity, its wholly-owned subsidiary, TCorp Nominees Pty Limited, and the special purpose service entity, Treasury Corporation Division of the Government Service (‘TCorp Division’).

TCorp Division is deemed to be a reporting entity, and a controlled entity of the Corporation, in accordance with Treasury Circular NSW TC 06/13.

The effect of all transactions and balances between entities in the consolidated entity are eliminated in full.

Information provided in the notes to these financial statements refers to the consolidated entity only, unless otherwise stated (refer Notes 9, 15 and 26), as there is no material difference between the results or financial position of the consolidated entity and the Corporation.

c.	Tax Equivalents

The Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997 exempt the Corporation and its controlled entities from liability for Commonwealth income tax. However, the Corporation is subject to tax equivalent payments to the New South Wales Government.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The Corporation’s liability was determined to be an amount equal to 26% of the profit for the period (2007 — 26%).

d.	Financial Assets and Liabilities

The Corporation has elected to designate all financial assets and financial liabilities as ‘fair value through the profit or loss’, consistent with the provisions of accounting standard AASB 139 Financial Instruments: Recognition and Measurement. The eligibility criteria for this election have been satisfied as the Corporation manages its balance sheet on a fair value basis. This is actively demonstrated through the measurement and reporting of risks, limits, valuations and performance, consistent with risk management policies approved by the Board. Derivative financial instruments are deemed to be ‘Held for trading’ under AASB 139 and must be accounted as ‘fair value through profit or loss’. Therefore all financial assets, financial liabilities and derivative financial instruments are valued on a fair value basis as at balance date with resultant gains and losses from one valuation date to the next recognised in the income statement.

Where an active market exists, fair values are determined by reference to the specific market quoted prices/yields at the year end. If no active market exists, judgement is used to select the valuation technique which best estimates fair value by discounting the expected future cash flows arising from the securities to their present value using market yields and margins appropriate to the securities. These margins take into account credit quality and liquidity of the securities. Market yields used for valuing loans to clients are derived from yields for similar debt securities issued by the Corporation which are detailed in Note 19.

All financial assets, liabilities and derivatives are recognised on the balance sheet at trade date being the date the Corporation becomes party to the contractual provisions of the instrument.

Financial assets are de-recognised when the Corporation’s contractual rights to cash flows from the financial assets expire. Financial liabilities are de-recognised when the Corporation’s contractual obligations are extinguished.

Securities sold under repurchase agreements are retained in the Securities Held classification on the balance sheet (Note 7). The Corporation’s obligation to buy back these securities is recognised as a liability and disclosed in Due To Financial Institutions (Note 11).

Transactions conducted on behalf of others are disclosed in Note 24 (Fiduciary activities) and those transactions offset or contingent on future events are disclosed in Note 25 (Contingent liabilities & commitments).

e.	Outstanding Settlements

Outstanding settlements receivable comprise the amounts due to the Corporation for transactions that have been recognised, but not yet settled, as at the balance date. Outstanding settlements payable comprise amounts payable by the Corporation for transactions that have been recognised, but not yet settled, as at the balance date.

f.	Other Assets and Liabilities

Other Assets, including debtors, intangible assets, prepayments and deposits, and Other Liabilities, including creditors, expense accruals, and Provisions, are all stated at fair value.

Computer software is classified as an intangible asset and amortised on a straight line basis over the estimated useful life of the asset. Estimated useful lives are generally five years from the date the computer software is commissioned. The assets’ useful lives are reviewed and adjusted if appropriate at each balance date.

g.	Plant and Equipment

Plant and Equipment comprising leasehold improvements, office furniture and equipment, computer hardware and motor vehicles, is stated at fair value of the consideration given at the time of acquisition. The fair value of the

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

assets is depreciated on a straight line basis, from the date the assets are commissioned, over their estimated useful lives as follows:

•	Leasehold improvements over the term of the lease, which currently expires on 19 May, 2012.

•	Equipment and vehicles

•	Computer hardware — three years

•	Motor vehicles — five years

•	Furniture and fittings — seven years

The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at each balance date.

h.	Impairment of assets

Items of Plant and Equipment and Intangible Assets are assessed annually for any evidence of impairment. Where evidence of impairment is found, the carrying amount is reviewed and, if necessary, written down to the asset’s recoverable amount.

i.	Employee Benefits

Provision for annual leave is recognised on the basis of statutory and contractual requirements and is measured at nominal values using the remuneration rate expected to apply at the time of settlement. The provision for long service leave represents the present value of the estimated future cash outflows to employees in respect of services provided by employees up to the year end, with consideration being given to expected future salary levels, previous experience of employee departures and periods of service.

j.	Foreign Currency Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At year end, foreign currency monetary items are translated to Australian currency at the spot exchange rate current at that date. Resulting exchange differences are recognised in the income statement.

k.	Fiduciary Activities

The Corporation acts as agent and manager for various client asset and debt portfolios and trustee and manager of the Hour-Glass unit trust investment facilities. The associated liabilities and assets are not recognised in the balance sheet of the Corporation. Management fees earned by the Corporation in carrying out these activities are included in the income statement on an accrual basis.

l.	Set-off of Assets and Liabilities

The Corporation from time to time may facilitate certain structured financing arrangements for clients. In such arrangements where a legally recognised right to set-off the assets and the liabilities exists, and the Corporation intends to settle on a net basis, the assets and liabilities arising are set-off and the net amount is recognised in the balance sheet.

m.	Income Recognition

Income is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Specific types of income are recognised as follows:

•	Interest income

Interest income includes accrued interest, discount and premium.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

•	Fees and commissions

Fees and commissions for services provided are recognised in the period in which the service is provided.

n.	Goods and Services Tax (GST)

Income, expenses and assets (other than receivables) are recognised net of the amount of GST. The amount of GST on expenses that is not recoverable from the taxation authority is recognised as a separate item of administration expense. The amount of GST on assets that is not recoverable is recognised as part of the cost of acquisition. Receivables and payables are recognised inclusive of GST.

o.	Segment Information

The Corporation operates solely within the capital markets, banking and finance industry segment to provide financial services to the New South Wales public sector. Given the nature of its core functions and the legislative intent, the Corporation operates within Australia, although it does raise a proportion of its funding from offshore. As such, no geographic location segment reporting is presented within this financial report.

2.	INCOME FROM CHANGES IN FAIR VALUE

	2008	2007
	$’000	$’000

Income from changes in fair value is comprised of:
Interest income received or receivable	2,422,650	1,899,542
Gains on derivative financial instruments	10,328	2,063
Net foreign exchange gain	13	—

Increase (decrease) in fair value of financial assets (liabilities)	322,654	657,177

	2,755,645	2,558,782

3.	EXPENSES FROM CHANGES IN FAIR VALUE

	2008	2007
	$’000	$’000

Expenses from changes in fair value is comprised of:
Interest expense paid or payable	2,357,800	1,831,832
Losses on derivative financial instruments	59,250	51,744
Net foreign exchange loss	—	34

Decrease (increase) in fair value of financial assets (liabilities)	301,604	628,966

	2,718,654	2,512,576

Derivative financial instruments are used to manage interest rate risk and exchange rate risk. Gains or losses on derivative financial instruments are largely offset by changes in the fair value of financial assets and liabilities.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

4.	PROFIT FOR THE YEAR

	2008	2007
	$’000	$’000

The profit for the year includes the following specific items:
Fees and Commissions	21,253	23,235
Comprising:
Specific client mandates	11,254	14,261
— asset portfolios	3,726	8,303
— debt portfolios	7,528	5,958

Hour-Glass facility trusts	7,588	7,173
Other fees and commissions	2,411	1,801

Total general administrative expenses	26,486	23,768
Includes:
Auditors remuneration	278	257
— for audit of the financial report	268	247
— other services	10	10

Consultants fees	99	172

Depreciation & amortisation	2,322	1,172

Key Management Personnel compensation(1)	2,752	2,463
— Short-term employee benefits	2,589	2,331
— Post-employment benefits	117	114
— Other long-term employee benefits	46	18

Rental on operating leases	1,450	1,389

Superannuation expense	1,085	970
— Defined Contribution Plans	1,080	950
— Defined Benefit Plans	5	20

(1)	Key Management Personnel includes the directors and executives with the authority and responsibility for managing the consolidated entity (Note 26). The total compensation for non-executive directors for 2008 was $324,000 (2007 — $324,000).

5.	CASH AND LIQUID ASSETS

	2008	2007
	$’000	$’000

Cash on hand and at bank	7,697	939
Overnight and short term placements (unsecured)	439,913	285,641

	447,610	286,580

The overnight and short term placements for up to seven days are made to domestic financial institutions with principal and interest repayable at maturity date.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

6.	DUE FROM FINANCIAL INSTITUTIONS

	2008	2007
	$’000	$’000

Term placements (unsecured)	21,288	20,996

	21,288	20,996

Term placements (unsecured) are held with domestic financial institutions to cater for client annuity streams.

7.	SECURITIES HELD

	2008	2007
	$’000	$’000

Bank bills, certificates of deposit	3,159,198	2,224,789
Commercial paper	1,076,093	359,210
Government and semi-government bonds	1,439,175	1,263,189

	5,674,466	3,847,188

Securities held are used mainly to cover liquidity requirements and to support client deposits accepted.

8.	LOANS TO GOVERNMENT CLIENTS

	2008	2007
	$’000	$’000

New South Wales public sector clients
— Crown Entity	10,641,565	10,484,606
— Electricity Sector	11,747,617	10,429,103
— Transport Sector	1,266,227	1,241,365
— Water Sector	4,943,869	3,931,444
— Other Sectors	1,695,847	1,572,223
Universities	38,268	39,088
Local government and county councils	—	5,975

	30,333,393	27,703,804

Loans to clients comprise financial accommodation on simple interest, discount, fixed interest, floating rate or capital indexed bases.

For capital indexed loans, coupons and face value are indexed quarterly in line with changes in inflation. The fair value of these loans at balance date totalled $981.5 million (2007: Nil).

Loans to New South Wales public sector clients and universities are guaranteed by the New South Wales Government.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

9.	OTHER ASSETS

	Consolidated		Corporation
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Debtors and fee accruals	12,743	7,712	12,732	7,698
Intangible assets	2,527	2,096	2,527	2,096
Security deposits	4,683	5,372	4,683	5,372
Prepaid superannuation (Note 22)	225	230	—	—
Other prepayments	211	429	211	429

	20,389	15,839	20,153	15,595

Reconciliation of Intangible assets
Opening carrying value	2,096	871	2,096	871
Additions	1,905	1,869	1,905	1,869
Amortisation	(1,250)	(598)	(1,250)	(598)
Write-offs of redundant assets	(224)	(46)	(224)	(46)

Carrying value at year end	2,527	2,096	2,527	2,096

10.	PLANT AND EQUIPMENT

	Leasehold Improvements		Equipment & Vehicles		Total
	2008	2007	2008	2007	2008	2007
	$’000	$’000	$’000	$’000	$’000	$’000

Opening fair value	1,100	884	2,102	1,969	3,202	2,853
Less: Opening accumulated depreciation	302	230	747	780	1,049	1,010
Opening carrying amount	798	654	1,355	1,189	2,153	1,843
Changes during the year
Additions at fair value	392	275	1,620	860	2,012	1,135
Disposals and write-offs of redundant assets	(5)	(29)	(400)	(222)	(405)	(251)
Depreciation expense	(612)	(102)	(460)	(472)	(1,072)	(574)
Closing carrying amount	573	798	2,115	1,355	2,688	2,153
Closing fair value	663	1,100	2,734	2,102	3,397	3,202
Less: Closing accumulated depreciation	90	302	619	747	709	1,049
Carrying amount at year end	573	798	2,115	1,355	2,688	2,153

11.	DUE TO FINANCIAL INSTITUTIONS

	2008	2008	2007	2007
	Face Value	Market Value	Face Value	Market Value
	$’000	$’000	$’000	$’000

Short term borrowings	232,881	232,835	100,076	100,058
Repurchase agreements	185,351	185,764	—	—
Promissory notes	3,004,000	2,997,170	—	—

	3,422,232	3,415,769	100,076	100,058

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Short term borrowings include overnight, call and monthly deposits borrowed from domestic financial institutions on an unsecured basis, with face value and interest repayable at maturity date.

Securities sold under repurchase agreements are secured by cash collateral (Note 20). The Corporation has an obligation to buy back the securities on the dates agreed, usually for terms ranging up to thirty days.

Promissory notes are short term securities issued by the Corporation, usually for terms ranging up to ninety days.

12.	DUE TO GOVERNMENT CLIENTS

	2008	2008	2007	2007
	Face Value	Market Value	Face Value	Market Value
	$’000	$’000	$’000	$’000

Client deposits	514,510	517,023	386,723	388,629
Client annuity	—	21,489	—	20,746

	514,510	538,512	386,723	409,375

Deposits are received from clients on an unsecured basis. The majority of deposits have face value and interest repayable at maturity date.

13.	BORROWINGS

	2008	2008	2007	2007
	Face Value	Market Value	Face Value	Market Value
	$’000	$’000	$’000	$’000

Benchmark bonds
— domestic	14,352,640	13,789,904	12,536,662	12,419,194
— global exchangeable	14,806,644	14,275,437	14,639,353	14,431,211

	29,159,284	28,065,341	27,176,015	26,850,405
Euro medium term notes	2,731,640	2,400,558	3,401,715	3,003,958
Capital indexed bonds	919,254	980,832	—	—
Other borrowings	382,430	362,515	442,366	420,691

	33,192,608	31,809,246	31,020,096	30,275,054

Domestic benchmark bonds and global exchangeable bonds pay semi-annual coupons with the face value repayable on maturity. Global exchangeable bonds are convertible to domestic benchmark bonds at the option of the holder.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The amounts on issue, by maturity were:

		2008	2008	2007	2007
Maturity	Coupon	Face Value	Market Value	Face Value	Market Value
		$’000	$’000	$’000	$’000

1 March 2008	8.0%	—	—	5,867,752	6,082,553
1 October 2009	6.0%	2,859,221	2,851,746	1,354,980	1,355,635
1 December 2010	7.0%	6,928,730	6,914,188	5,299,930	5,372,142
1 May 2012	6.0%	6,434,977	6,232,493	5,196,447	5,088,384
1 August 2014	5.5%	5,630,006	5,321,117	4,922,806	4,706,352
1 March 2017	5.5%	6,147,300	5,659,332	4,534,100	4,245,339
1 April 2019	6.0%	989,000	929,245	—	—
1 May 2023	6.0%	170,050	157,220	—	—

		29,159,284	28,065,341	27,176,015	26,850,405

Euro medium term notes (EMTN) are issued via lead managers into both the Euromarket and Japanese retail market. They are repayable at maturity with coupons payable either annually or semi-annually.

Callable Notes are also issued under the EMTN programme. These notes have a maturity date of greater than five years, with an optional redemption date of one year or more. The fair value of Callable Notes at the balance date totalled $1,405.0 million (2007: $1,538.2 million).

Capital indexed bonds are domestic bonds with quarterly coupons and face value indexed in line with changes in inflation.

The Corporation does not provide any security in the form of asset and other pledges in relation to its borrowings and other amounts due to financial institutions.

Other borrowings include retail and non-benchmark domestic bonds.

14.	DERIVATIVE FINANCIAL INSTRUMENTS

A derivative financial instrument is a contract or agreement whose value depends on (or derives from) the value of (or changes in the value of) an underlying instrument, reference rate or index.

Derivative financial instruments include swaps, forward-dated client loans, futures, options, and forward foreign exchange contracts. Forward dated loans are priced on a consistent basis to other client loans. For all other derivative financial instruments the Corporation is not a price maker, but is a price taker in its use of derivatives.

The policy of the Corporation is to account for derivative financial instruments on a fair value basis consistent with all other financial assets or liabilities as detailed in Note 1(d). Accordingly, resultant profits and losses from one valuation date to the next are included in the income statement as they arise.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Net Exposure

The fair value of the Corporation’s transactions in derivative financial instruments outstanding at year end are as follows:

	2008	2007
	$’000	$’000

Derivative Financial Instruments Receivable
Cross currency swaps	—	2,214
Interest rate swaps	87,790	58,294
Commodity swaps	1,905	991
Forward foreign exchange contracts	44,528	29,457
Exchange traded futures	294	—

	134,517	90,956

Derivative Financial Instruments Payable
Cross currency swaps	(557,286)	(669,925)
Interest rate swaps	(286,228)	(266,079)
Commodity swaps	(1,905)	(991)
Forward foreign exchange contracts	(44,528)	(29,457)
Exchange traded futures	—	(581)
Forward dated loans	(10,462)	—

	(900,409)	(967,033)

Net amount payable under derivative financial instruments	(765,892)	(876,077)

15.	OTHER LIABILITIES AND PROVISIONS

	Consolidated		Corporation
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000

Provisions for employee benefits	4,175	3,353	—	—
Amounts due to service entity	—	—	4,003	3,206
Creditors and expense accruals	10,681	4,241	10,617	4,144
Dividend payable	23,500	33,800	23,500	33,800

	38,356	41,394	38,120	41,150

The Corporation’s obligations relating to employee benefits are reflected as Amounts due to service entity at the balance date (Refer Note 26).

16.	OTHER DISCLOSURES CONCERNING FINANCIAL LIABILITIES

Guarantee of the State

All financial liabilities of the Corporation are guaranteed by the New South Wales Government under Sections 22A and 22B of the Public Authorities (Financial Arrangements) Act 1987.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Financing Arrangements

The Corporation is able to access readily both domestic and offshore capital markets to ensure an adequate funding base. In addition to the Corporation’s domestic benchmark, non-benchmark and promissory note issuances, the following offshore programmes are in place:

	2008	2007

Global exchangeable bonds	AUD 18 billion	AUD 18 billion
Multi-currency Euro medium term note	USD 10 billion	USD 10 billion
Multi-currency Euro commercial paper	USD 5 billion	USD 5 billion

This ready market access is due to the Corporation having the highest level of credit ratings available to any Australian borrower, which derives from the guarantee of the New South Wales Government. The programmes are not contractually binding on any provider of funds.

17.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

All financial assets and liabilities are designated as fair value through the profit and loss.

The fair value of exchange traded futures is determined by direct reference to the last settlement price at the balance date on the Sydney Futures Exchange. The unrealised gain on exchange traded futures at balance date was $294,000 (2007 — $581,000 loss).

The fair value of all other financial assets and liabilities is estimated using valuation techniques which discount cash flows to present value based on observable market yields for the same or equivalent securities. For loans to government clients and the Corporation’s borrowings, these market yields are derived from, or equal to, the quoted yields for debt securities issued by the Corporation (Note 19). As the Corporation’s loans and borrowings are guaranteed by the New South Wales State Government, credit risk is not a significant factor in the determination of the fair value. Changes in fair value are therefore mainly attributable to fluctuations in market yields and prices arising from changes in market conditions.

18.	FINANCIAL RISK

Objectives and Policies

The Corporation manages and monitors a variety of financial risks including Market Risk (interest rate risk and foreign exchange risk), Credit Risk and Liquidity Risk (refer Notes 19, 20 & 21 respectively).

The boundaries within which these risks are undertaken and managed are established under Board policies, management guidelines and client defined mandates. Departments which are appropriately segregated from the operating business units monitor compliance with Board policies and management and client constraints. Information is summarised daily and reported monthly to the Board.

All aspects of the treasury process are segregated between dealing, settlement, accounting and compliance. In addition, position limits, liquidity limits and counterparty credit limits have been established. These limits are monitored independently of the dealing and settlement functions, with utilisation of these limits summarised and reported to management on a daily basis.

The nature of the Corporation’s core business gives rise to maturity and repricing gaps within the Corporation’s balance sheet which alter from day to day. The Board of the Corporation has identified the risks that arise from these gaps and has established Board policies to prudently limit these risks. In managing the risks in accordance with the Board limits, the Corporation utilises derivative financial instruments.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Derivatives are used to manage interest rate risk and exchange rate risk for certain assets and liabilities within the balance sheet. Derivatives are accounted on a fair value basis with all gains and losses recognised in the income statement.

Equity

The New South Wales Government is not required under legislation to contribute equity to the Corporation. Retained profits are held in lieu of contributed equity and provide a capital base commensurate with the risks inherent in the Corporation’s business. The Board approved an increase in the Corporation’s capital base to $50 million to take effect over the next financial year.

19.	MARKET RISK

Interest Rate Risk

Interest rates equal to, or derived from, the Corporation’s debt securities and used for valuation purposes were:

		Average Quoted Market	Average Quoted Market
	Coupon	Rates at 30 June 2008	Rates at 30 June 2007
	% pa	% pa	% pa

Nominal
Overnight	—	7.250	6.250
90 days	—	7.500	6.335
180 days	—	7.670	6.361
1 March 2008	8.0	—	6.390
1 October 2009	6.0	7.470	6.690
1 December 2010	7.0	7.350	6.730
1 May 2012	6.0	7.250	6.750
1 August 2014	5.5	7.090	6.695
1 March 2017	5.5	7.020	6.660
1 April 2019	6.0	7.005	—
1 May 2023	6.0	6.930	—
Capital Indexed
20 November 2025	2.75	2.525	—
20 November 2035	2.5	2.035	—

The Corporation measures its exposure to interest rate risk in terms of cash flows or notional cash flows generated by financial instruments. These cash flows are discounted to present values at appropriate market yields and margins as described in Note 1(d). Interest rate risk can be in the form of ‘fair value interest rate risk’, such as fixed interest rate instruments which change in value as interest rates move and ‘cash flow interest rate risk’, such as floating interest rate instruments that are reset as market rates change.

The Corporation uses a Value at Risk (VaR) model to measure the market risk exposures inherent in the balance sheet. VaR is measured on a rolling 2-year historical simulation basis using a 99% confidence interval and a 10-day holding period.

VaR is calculated daily and represents an estimate of the loss that can be expected over a 10-day period, with a 1% probability that this amount may be exceeded.

The historical database comprises observations relevant to the major market risk exposures faced by the Corporation including bank bills, bank bill futures, bond futures, semi-government bonds and interest rate swaps.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The simulation process captures movements in outright interest rate levels, yield curve tilts and changes in the basis spread between various groups of securities. All historical observations are equally weighted.

As an estimate of market risk, VaR has certain limitations including:

a. Calculating VaR on an historical simulation basis implicitly assumes that returns in the future will have the same distribution as they had in the past. If this is not the case, VaR may overstate or understate the actual losses experienced.

b. In rapidly changing markets, the model can be slow to react with the result that VaR at the confidence interval is exceeded more often than statistically expected.

c. The model quantifies the expected loss at the confidence interval. It does not however indicate the potential size of losses on days VaR is exceeded.

Given the Corporation’s balance sheet positions at 30 June 2008, the maximum potential loss expected over a 10-day period is $15.2 million (2007 — $3.0 million), with a 1% probability that this maximum may be exceeded. The average VaR over the year ended 30 June 2008 was $7.7 million (2007: $4.5 million).

Foreign Exchange Risk

The Corporation has policies and procedures in place to ensure that it has no material exposure to changes in foreign exchange rates. Foreign exchange risk arising from offshore borrowings undertaken in foreign currencies to fund Australian dollar assets is covered by entering into Australian dollar cross-currency swaps.

Forward foreign exchange contracts with clients are covered by corresponding forward foreign exchange contracts with market counterparties. In the majority of these arrangements, the clients indemnify the Corporation for any credit exposure arising from the corresponding transaction with the market counterparty.

Other Price Risk

The Corporation has no material exposure to other price risk in relation to commodity swaps as transactions with clients are covered by corresponding commodity swaps with market counterparties. The clients indemnify the Corporation for any credit exposure arising from the corresponding transaction with the market counterparty.

20.	CREDIT RISK

For all classes of financial assets, with the exceptions noted below, the maximum credit risk is equal to the market value already disclosed.

As loans to government clients (including forward dated loans) are guaranteed by the New South Wales Government, no credit risk is deemed to arise.

Derivative financial instruments include swaps, forward dated loans, forward foreign exchange contracts, futures and options. The Corporation does not use credit derivatives, such as credit default swaps, to mitigate credit risks.

The market convention for the calculation of credit exposure for derivative financial instruments is to add to the market value an amount of potential exposure as determined by reference to the length of time to maturity and face value. The additional credit exposure is noted in the concentration of credit risks below.

For financial instruments where face value is greater than market value, the face value is disclosed to reflect the maximum potential credit exposure.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The Corporation’s exposure to settlement risk is represented by the amount of Outstanding Settlements Receivable shown on the balance sheet. These amounts were settled within seven days after the balance date and are excluded from the concentration of credit risk below.

Collateral

The Corporation may obtain collateral in relation to securities loaned under its stock lending facility, if required by Board policy. Board policy dictates that collateral will be required where predefined counterparty credit limits are exceeded. The terms and conditions of the Corporation’s stock lending facility are governed by standard industry agreements, reflecting current Australian market practice. (Note 25(a)).

The Corporation obtains collateral in relation to securities sold under repurchase agreements. The terms and conditions of the repurchase agreements are governed by standard industry agreements, reflecting current Australian market practice. In the event of default the Corporation is immediately entitled to offset the cash collateral against the amounts owed by the defaulting counterparty. Cash collateral received for repurchase agreements outstanding at the balance date totalled $186.4 million (2007: Nil).

Concentration of Credit Risk

By credit rating — 2008(1)

							Other(2)
	AAA	AA+	AA	AA−	A+	A	Ratings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cash and liquid assets	5	—	218,650	228,955	—	—	—	447,610
Due from financial institutions	—	—	21,288	—	—	—	—	21,288
Securities held	1,439,175	297,394	2,644,238	345,479	810,529	—	137,651	5,674,466
Derivative financial instruments	36,715	—	80,028	9,005	7,233	—	1,536	134,517

	1,475,895	297,394	2,964,204	583,439	817,762	—	139,187	6,277,881
Stock lending	—	—	348,579	243,040	—	—	—	591,619
Additional potential exposure to derivatives	28,127	6,162	61,441	41,968	—	—	144	137,842
Additional potential exposure to financial instruments	42,150	2,606	33,749	4,521	11,471	—	2,349	96,846

	1,546,172	306,162	3,407,973	872,968	829,233	—	141,680	7,104,188

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

By credit rating — 2007(1)

							Other(2)
	AAA	AA+	AA	AA−	A+	A	Ratings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cash and liquid assets	5	22	2,593	285,640	—	—	—	288,260
Due from financial institutions	—	—	20,996	—	—	—	—	20,996
Securities held	1,263,189	—	1,423,808	44,856	1,012,214	9,991	93,130	3,847,188
Derivative financial instruments	34,953	4,794	32,975	18,234	—	—	—	90,956

	1,298,147	4,816	1,480,372	348,730	1,012,214	9,991	93,130	4,247,400
Stock lending	—	186,465	859,907	409,178	—	—	—	1,455,550
Additional potential exposure to derivatives	14,107	15,339	38,195	8,361	—	—	2,779	78,781
Additional potential exposure to financial instruments	43,505	—	17,131	144	10,586	9	870	72,245

	1,355,759	206,620	2,395,605	766,413	1,022,800	10,000	96,779	5,853,976

By classification of counterparty — 2008

	Governments(3)	Banks(4)	Other(4)	Total
	$’000	$’000	$’000	$’000

Cash and liquid assets	5	447,605	—	447,610
Due from financial institutions	—	21,288	—	21,288
Securities held	1,354,850	4,087,629	231,987	5,674,466
Derivative financial instruments	38,935	94,046	1,536	134,517

	1,393,790	4,650,568	233,523	6,277,881
Stock lending	—	591,619	—	591,619
Additional potential exposure to derivatives	1,475	126,199	10,168	137,842
Additional potential exposure to financial instruments	42,150	52,358	2,338	96,846

	1,437,415	5,420,744	246,029	7,104,188

By classification of counterparty — 2007

	Governments(3)	Banks(4)	Other(4)	Total
	$’000	$’000	$’000	$’000

Cash and liquid assets	5	288,255	—	288,260
Due from financial institutions	—	20,996	—	20,996
Securities held	1,177,495	2,529,151	140,542	3,847,188
Derivative financial instruments	36,365	54,591	—	90,956

	1,213,865	2,892,993	140,542	4,247,400
Stock lending	—	1,455,550	—	1,455,550
Additional potential exposure to derivatives	3,210	72,181	3,390	78,781
Additional potential exposure to financial instruments	43,505	28,588	152	72,245

	1,260,580	4,449,312	144,084	5,853,976

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(1)	Credit rating as per Standard & Poor’s or equivalent

(2)	Short term ratings of A-2 or better, when counterparty has no long term rating or the long term rating is A or lower.

(3)	Governments — foreign, Commonwealth and other Australian states.

(4)	All counterparties are required to be operating in an OECD country which is rated A+ or better.

21.	LIQUIDITY RISK

The Corporation maintains adequate levels of liquidity within minimum prudential and maximum ranges set by the Board. The minimum prudential level is defined as a percentage of total liabilities and is held to meet unanticipated calls and to cover temporary market disruptions. Additional levels of liquidity are maintained up to the maximum approved range to satisfy a range of circumstances, including client funding requirements, maturing commitments, and balance sheet management activities.

The following table summarises contractual (undiscounted) cashflows by time ranges. The amounts differ from the balance sheet which is based on fair value or discounted cash flows.

		Up to 3	3 to 12	1 to 2	2 to 5	Over 5
2008	At Call	Months	Months	Years	Years	Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Financial Assets
Cash and liquid assets	447,697	—	—	—	—	—	447,697
Outstanding settlements receivable	418,718	—	—	—	—	—	418,718
Due from financial institutions	—	1,065	2,501	3,566	8,539	14,560	30,231
Securities held	—	4,269,948	187,526	726,790	536,045	399,703	6,120,012
Loans to government clients	1,551,125	3,874,099	1,840,722	3,370,908	13,205,325	18,037,929	41,880,108

Financial Assets	2,417,540	8,145,112	2,030,749	4,101,264	13,749,909	18,452,192	48,896,766

Financial Liabilities
Due to financial institutions	(274,919)	(3,147,792)	—	—	—	—	(3,422,711)
Outstanding settlements payable	(305,281)	—	—	—	—	—	(305,281)
Due to government clients	(224,844)	(234,520)	(64,447)	(3,592)	(8,635)	(14,686)	(550,724)
Borrowings — Callable Notes	—	(488,316)	(887,666)	(9,804)	(9,804)	(15,686)	(1,411,276)
— Other	—	(661,323)	(1,585,661)	(4,679,328)	(17,342,582)	(18,768,218)	(43,037,112)

Financial Liabilities	(805,044)	(4,531,951)	(2,537,774)	(4,692,724)	(17,361,021)	(18,798,590)	(48,727,104)

Net Financial Assets/(Liabilities)	1,612,496	3,613,161	(507,025)	(591,460)	(3,611,112)	(346,398)	169,662

Derivatives
Derivatives Receivable	294	583,312	1,267,472	442,597	496,239	682,603	3,472,517
Derivatives Payable	—	(815,827)	(1,547,323)	(353,836)	(264,330)	(271,218)	(3,252,534)

Net Derivatives	294	(232,515)	(279,851)	88,761	231,909	411,385	219,983

Net	1,612,790	3,380,646	(786,876)	(502,699)	(3,379,203)	64,987	389,645

Cumulative	1,612,790	4,993,436	4,206,560	3,703,861	324,658	389,645	—

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

		Up to 3	3 to 12	1 to 2	2 to 5	Over 5
2007	At Call	Months	Months	Years	Years	Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Financial Assets
Cash and liquid assets	286,628	—	—	—	—	—	286,628
Outstanding settlements Receivable	402,794	—	—	—	—	—	402,794
Due from financial institutions	—	1,020	2,217	3,236	8,696	14,514	29,683
Securities held	—	2,520,068	251,769	72,210	446,930	1,247,275	4,538,252
Loans to government clients	1,264,514	4,096,099	4,417,233	2,039,795	12,710,458	10,771,976	35,300,075

Financial Assets	1,953,936	6,617,187	4,671,219	2,115,241	13,166,084	12,033,765	40,557,432

Financial Liabilities
Due to financial institutions	(100,076)	—	—	—	—	—	(100,076)
Outstanding settlements payable	(531,784)	—	—	—	—	—	(531,784)
Due to government clients	(89,629)	(255,184)	(50,202)	(3,202)	(8,606)	(14,318)	(421,141)
Borrowings — Callable Notes	—	(494,375)	(1,000,506)	(14,389)	(9,593)	(24,941)	(1,543,804)
— Other	—	(729,352)	(7,298,176)	(1,728,410)	(15,968,283)	(11,915,715)	(37,639,936)

Financial Liabilities	(721,489)	(1,478,911)	(8,348,884)	(1,746,001)	(15,986,482)	(11,954,974)	(40,236,741)

Net Financial Assets/(Liabilities)	1,232,447	5,138,276	(3,677,665)	369,240	(2,820,398)	78,791	320,691

Derivatives
Derivatives Receivable	—	599,731	1,188,169	197,509	325,829	97,325	2,408,563
Derivatives Payable	(581)	(781,190)	(1,527,546)	(82,208)	(102,720)	(38,318)	(2,532,563)

Net Derivatives	(581)	(181,459)	(339,377)	115,301	223,109	59,007	(124,000)

Net	1,231,866	4,956,817	(4,017,042)	484,541	(2,597,289)	137,798	196,691

Cumulative	1,231,866	6,188,683	2,171,641	2,656,182	58,893	196,691	—

Callable Notes are issued under the Multi Currency Euro Medium Term Note Programme. These notes are issued with a maturity date greater than five years however are disclosed in the financial report at the first optional redemption date. Each of these notes is fully matched with a derivative transaction.

Contractual commitments and undrawn loan commitments are disclosed in Note 25 (Contingent liabilities & commitments).

22.	SUPERANNUATION

Any unfunded superannuation liabilities arising from defined benefit schemes for employees are recognised as a liability and included in Provisions for employee benefits in Note 15. Amounts representing prepaid superannuation contributions are recognised as an asset and included in Note 9. Actuarial gains and losses are recognised in the income statement in the year they occur.

The funds below hold in trust the investments of the closed NSW public sector superannuation schemes:

•	State Authorities Superannuation Scheme (SASS)

•	State Superannuation Scheme (SSS)

•	State Authorities Non-contributory Superannuation Scheme (SANCS)

These funds are all defined benefit schemes, where at least a component of the employee’s final benefit is derived from a multiple of member salary and years of membership. All schemes are closed to new members.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

All fund assets are invested at arms length. Payments may be made to Pillar Administration to reduce the superannuation liability. These payments are held in investment reserve accounts by Pillar Administration.

Superannuation obligations are the responsibility of Treasury Corporation Division of the Government Service (Note 26).

The 2008 actuarial assessment of SASS, SANCS and SSS was based on the requirements of Australian Accounting Standard AASB 119 Employee Benefits. This standard requires that a market determined risk-adjusted discount rate be applied as a valuation interest rate in the calculation of the value of accrued benefits. To satisfy the AASB 119 requirements, the following principal actuarial assumptions were applied at the report date.

	2008	2007
	% pa	% pa

Discount Rate at 30th June(1)	6.5	6.4
Expected return on assets backing current pension liabilities	8.3	7.6
Expected return on assets backing other liabilities	7.3	7.6
Expected salary increases — next financial year	3.5	4.0
— thereafter	3.5	3.5
Expected rate of CPI Increase	2.5	2.5

(1)	This rate reflects market yields of government bonds at balance date.

Reconciliation of the movement in (net) Unfunded Liability/Prepaid Contribution

				Totals
	SASS	SANCS	SSS	2008	2007
	$’000	$’000	$’000	$’000	$’000

Net (asset)/liability at start of year	(104)	(21)	(105)	(230)	(250)
Net expense/(credit) recognised in the Income statement	15	2	(12)	5	20
Contributions	—	—	—	—	—

Net (asset)/liability at year end	(89)	(19)	(117)	(225)	(230)

23.	CONTRACTUAL COMMITMENTS

	2008	2007
	$’000	$’000

Capital Commitments
Not later than one year	1,270	1,663

	1,270	1,663

Operating Lease
Not later than one year	2,086	2,242
Later than one year but not later than five years	6,560	9,710

	8,646	11,952

Operating lease commitments relate to the Corporation’s lease rental of its business premises and include cleaning, outgoings and car parking. The current rental agreement expires on 19 May 2012.

Capital and operating lease commitments have been stated with the amount of Goods and Services Tax included, where applicable.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

24.	FIDUCIARY ACTIVITIES

The Corporation acts both as Trustee and as manager of funds under the Hour-Glass facility trusts and actively manages asset and debt portfolios on behalf of clients.

	2008	2007
	$’000	$’000

At the year end, the funds under management were:
—Hour-Glass facility trusts	10,362,335	11,559,309
—Specific client mandates	3,397,462	4,028,435

	13,759,797	15,587,744

These funds were managed by
—External fund managers	8,607,457	10,693,807
—The Corporation	5,152,340	4,893,937

	13,759,797	15,587,744

Additionally, the Corporation has mandates from clients to manage their debt portfolios.
At the year end the debt portfolios under management were:	18,899,811	18,969,154

25.	CONTINGENT LIABILITIES AND COMMITMENTS

a. The Corporation has on loan to the fixed interest market, under its stock lending facility, Corporation bonds with total market value of $591.62 million (2007: $1,455.55 million).

These bonds are not recorded in the Corporation’s financial statements.

In the unlikely event of default by the borrowers of bonds, the Corporation would obtain ownership of any security pledges held as collateral against stock it has lent. There were no security pledges required to be held at 30 June 2008 (2007: $359.69 million).

b. During the year, the Corporation provided short term liquidity facilities to approved client authorities. These facilities are offered on a revolving basis. At the year end, the total facilities were $4,802.90 million (2007: $4,362.50 million) and undrawn commitments were $3,291.03 million (2007: $3,152.70 million). Drawn commitments are recognised as loans to government clients on the balance sheet.

c. The Corporation has issued unconditional payment undertakings on behalf of some New South Wales public sector clients participating in the national wholesale electricity market to pay to the system administrators on demand in writing any amount up to an aggregate maximum agreed with individual participants.

The Corporation has also issued undertakings on behalf of other New South Wales public sector clients in respect of those clients performance under contracts with third parties.

Amounts paid under these undertakings are recoverable from the New South Wales public sector agency participants. This financial accommodation is Government guaranteed.

At balance date, the aggregate amounts totalled $1,326.52 million (2007: $1,587.00 million).

d. The Corporation has a commitment totalling $650.00 million (2007: $650.00 million) to provide motor vehicle finance to the New South Wales Government. As at year end, the undrawn commitments under these commitments are $101.73 million (2007: $121.72 million). Drawn commitments are recognised as loans to government clients on the balance sheet.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

e. In prior years the Corporation has been lessor to a finance lease arrangement to purchase rolling stock and on-lease to public sector clients. At 30 June 2008 there is no stock subject to lease (2007: $5.09 million).

26.	RELATED PARTIES

KEY MANAGEMENT PERSONNEL

Key management personnel include the directors and executives with the authority and responsibility for managing the consolidated entity. Compensation for key management personnel is disclosed in Note 4.

Where certain of the Corporation’s key management personnel are also considered to be key management personnel of entities with whom the Corporation transacts, those transactions are conducted on an arms length basis, under the Corporation’s normal commercial terms and conditions.

CONSOLIDATED GROUP

The consolidated group consists of the Corporation, its wholly owned subsidiary, TCorp Nominees Pty Limited and the special purpose service entity, Treasury Corporation Division of the Government Service.

TCorp Nominees Pty Limited is incorporated in New South Wales and all ongoing costs of incorporation and audit are borne by the Corporation. Details in relation to TCorp Nominees Pty Limited are:

2008 & 2007

Class of shares held	Ordinary
Interest held	100%
Amount of investment	$2
Dividends received or receivable	Nil
Contribution to profit	Nil
Principal activity	Security Trustee

There were no other transactions with or balances between TCorp Nominees Pty Limited and the Corporation or external parties.

From 17 March 2006, all employees of the Corporation (and concomitantly, legal responsibility to pay employee benefits including on-costs and taxes) and related administrative services were transferred from the Corporation to the Treasury Corporation Division of the Government Service in accordance with the Public Sector Employment Legislation Amendment Act 2006. This legal change has no financial effect on the financial performance or position of the Corporation or the consolidated entity as the Corporation fully reimburses the Treasury Corporation Division of the Government Service for all employee-related costs and services. The Treasury Corporation Division is a not-for-profit entity with no net assets.

In the financial report of the Corporation, on-going obligations to provide employee benefits are shown as Amounts Due to Service Entity under the heading Other Liabilities and Provisions in the balance sheet. Staff costs incurred from 17 March 2006 are classified as Personnel Services costs in the income statement. There are no material impacts on the financial results or position of the consolidated entity.

STATUTORY RELATIONSHIPS

The Corporation is a statutory authority established under the Treasury Corporation Act 1983. Dividends payable by the Corporation are determined by the Treasurer in accordance with the Public Finance and Audit Act 1983. The financial results of the Corporation are consolidated annually in the Consolidated Financial Report of the NSW Total State Sector.

NEW SOUTH WALES TREASURY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The Public Authorities (Financial Arrangements) Act 1987 requires government authorities to borrow only from the Corporation unless a specific exemption is granted by the Treasurer.

27.	CASH FLOW STATEMENT — RECONCILIATION OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents as at the end of the year as shown in the Cash Flow Statement is reconciled to the related items in the balance sheet.

	2008	2007
	$’000	$’000

Cash and liquid assets	447,610	286,580
Short term borrowings	(232,835)	(100,058)

Cash and cash equivalents	214,775	186,522

For the purpose of the Cash Flow Statement, cash and cash equivalents includes cash and liquid assets that are readily convertible to cash, net of outstanding short-term borrowings.

28.	RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES TO NET PROFIT

	2008	2007
	$’000	$’000

Net cash used in operating activities	(2,860,620)	(1,522,565)
Add/(less): adjustments arising from
— net loans to clients	2,902,722	1,610,537
— net change in coupons accrued at each year end on financial assets and liabilities	(25,374)	(47,797)
— net change in other assets	4,549	(541)
— net change in other liabilities and provisions, excluding dividend	(7,035)	846
	14,242	40,480
Add/(less): amounts contributing to net profit but not generating operating cash flows
— gain on disposal of plant and equipment	50	(2)
— gain (loss) on sale of financial instruments	210,640	133,011
— fair value loss (unrealised)	(198,995)	(138,407)
— depreciation and amortisation	(2,436)	(1,284)
Profit for the year	23,501	33,798

29.	AUTHORISATION DATE

This financial report was authorised for issue in accordance with a resolution of the directors of New South Wales Treasury Corporation on 2 September 2008.

- End of Audited Financial Report -

Certificate under Section 41C(1B) and 41C(1C) of the Public Finance and Audit Act 1983 and Clause 11 of the Public Finance and Audit Regulation 2005.

In the opinion of the directors of New South Wales Treasury Corporation:

a. the financial report and consolidated financial report have been prepared in accordance with the provisions of the Public Finance and Audit Act 1983, the Public Finance and Audit Regulation 2005 and the Treasurer’s Directions. They have also been prepared in accordance with Australian Accounting Standards and other authoritive pronouncements of the Australian Accounting Standards Board.

b. the financial report and consolidated financial report for the year ended 30 June 2008 exhibit a true and fair view of the position and transactions of New South Wales Treasury Corporation and its controlled entities; and

c. the directors are not aware of any circumstances as at the date of this certificate which would render any particulars included in the financial report and consolidated financial report misleading or inaccurate.

Signed in accordance with a resolution of the Board of Directors:

/s/ K F Cosgriff K F Cosgriff Director	/s/ S W Knight S W Knight Director

Sydney, 2 September 2008

GPO BOX 12
Sydney NSW 2001
9275 7100
D0827795/0348

Mr J E Pierce
Chairperson
New South Wales Treasury Corporation
Level 22, Governor Phillip Tower
1 Farrer Place
SYDNEY NSW 2000

4 September 2008

Dear Mr Pierce
STATUTORY AUDIT REPORT

For the Year Ended 30 June 2008
New South Wales Treasury Corporation

I have audited the financial report of New South Wales Treasury Corporation (the Corporation) as required by the Public Finance and Audit Act 1983 (the Act). This Statutory Audit Report outlines the results of my audit for the year ended 30 June 2008. The Act requires that I send this report to the Corporation and the Treasurer.

This report is not the Independent Auditor’s Report, which expresses my opinion on the Corporation’s financial report. I have enclosed the Independent Auditor’s Report, together with the Corporation’s financial report.

Audit Result

I expressed an unmodified opinion on the Corporation’s financial report and I have not identified any significant matters since my previous Statutory Audit Report.

My audit is not designed to identify all matters that may be relevant to those charged with governance. Accordingly, there may be other matters of governance interest that did not come to my attention during my audit.

My audit is continuous and I may therefore identify new significant matters. If this occurs, I will write to you immediately.

Misstatements in Financial Report

There were no corrected or uncorrected misstatements in the financial report.

Compliance with Legislative Requirements

My audit procedures are targeted specifically towards forming an opinion on the Corporation’s financial report. This includes testing whether the Corporation has complied with legislative requirements that may materially impact on the financial report. The results of the audit are reported in this context. My testing did not identify any material instances of non-compliance.

Auditor-General’s Report to Parliament

Comment on the Corporation’s activities, financial operations, performance and compliance will appear in the Auditor-General’s Report to Parliament. I will send a draft of this comment to the Corporation’s Chief Executive for review before the Report is tabled during November.

Acknowledgment

I thank New South Wales Treasury Corporation’s staff for their courtesy and assistance.

Yours sincerely

Peter Achterstraat
Auditor-General

GPO BOX 12
Sydney NSW 2001
INDEPENDENT AUDITOR’S REPORT

New South Wales Treasury Corporation and controlled entities

To Members of the New South Wales Parliament

I have audited the accompanying financial report of New South Wales Treasury Corporation (the Corporation), and the Corporation and controlled entities (the consolidated entity), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The consolidated entity comprises the Corporation and the entities it controlled at the year’s end or from time to time during the financial year.

Auditor’s Opinion

In my opinion, the financial report:

•	presents fairly, in all material respects, the financial position of the Corporation and the consolidated entity as of 30 June 2008, and of their financial performance and their cash flows for the year then ended in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations)

•	is in accordance with section 41B of the Public Finance and Audit Act 1983 (the PF&A Act) and the Public Finance and Audit Regulation 2005

•	also complies with International Financial Reporting Standards as disclosed in Note 1a.

Board’s Responsibility for the Financial Report

The members of the Board are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the PF&A Act. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1a, the director’s also state, in accordance with Accounting Standard AASB 101 ‘Presentation of Financial Statements’, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s Responsibility

My responsibility is to express an opinion on the financial report based on my audit. I conducted my audit in accordance with Australian Auditing Standards. These Auditing Standards require that I comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Corporation’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the members of the Board, as well as evaluating the overall presentation of the financial report.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

My opinion does not provide assurance:

•	about the future viability of the Corporation or consolidated entity,

•	that they have carried out their activities effectively, efficiently and economically, or

•	about the effectiveness of their internal controls.

Independence

In conducting this audit, the Audit Office has complied with the independence requirements of the Australian Auditing Standards and other relevant ethical requirements. The PF&A Act further promotes independence by:

•	providing that only Parliament, and not the executive government, can remove an Auditor-General, and

•	mandating the Auditor-General as auditor of public sector agencies but precluding the provision of non-audit services, thus ensuring the Auditor-General and the Audit Office are not compromised in their role by the possibility of losing clients or income.

Peter Achterstraat
Auditor-General

4 September 2008
SYDNEY

AUDITED CONSOLIDATED FINANCIAL REPORT
OF THE NSW TOTAL STATE SECTOR

(TOTAL STATE SECTOR ACCOUNTS)
2007 — 2008

THIS PAGE LEFT BLANK INTENTIONALLY.

STATEMENT OF COMPLIANCE

In our opinion the Total State Sector Accounts:

(a) give a true and fair view of the operating result, changes in equity and cash flows of the NSW Total State Sector for the year ended 30 June 2008 and of the financial position of the NSW Total State Sector at that date;

(b) have been prepared on the basis of the financial reporting requirements as prescribed in the Public Finance and Audit Act 1983; and

(c) are in accordance with all applicable Australian Accounting Standards.

The Hon.Eric Roozendaal MLC Treasurer	Mark Ronsisvalle Deputy Secretary NSW Treasury	Mark Pellowe Senior Director NSW Treasury

22 October 2008

THE NSW TOTAL STATE SECTOR ACCOUNTS OPERATING STATEMENT

FOR THE YEAR ENDED 30 JUNE 2008

	Note	2007-08	2006-07
		$m	$m

REVENUES
State Revenues
Taxation	2	17,792	17,269
Commonwealth Grants	2	19,529	17,752
Fines, Regulatory Fees and Other	2	1,365	1,196

Total State Revenues		38,686	36,217

Operating Revenues
Sale of Goods and Services	2	16,393	14,913
Investments	2,5	620	1,738
Grants and Contributions		1,418	1,313
Other		829	827

Total Operating Revenues		19,260	18,791

Total Revenues		57,946	55,008

EXPENSES EXCLUDING LOSSES
Employee Benefits
— Superannuation	3	2,587	2,728
— Other	3	23,888	22,044
Other Operating	3	16,015	14,757
Depreciation and Amortisation	3	4,718	4,464
Grants and Subsidies	3	6,555	5,707
Finance Costs	3	2,525	2,374

Total Expenses Excluding Losses		56,288	52,074

SURPLUS BEFORE OTHER NET INCOME		1,658	2,934

OTHER NET INCOME
Net Gain/(Loss) from Disposals	4	111	—
Other Net Gains/(Losses)	4	(3,667)	3,100
Share of Earnings from Equity Investments		49	42

Total Other Net Income		(3,507)	3,142

SURPLUS/(DEFICIT) FOR THE YEAR		(1,849)	6,076

The Operating Statement should be read in conjunction with the accompanying notes.

THE NSW TOTAL STATE SECTOR ACCOUNTS

STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 30 JUNE 2008

	Note	2007-08	2006-07
		$m	$m

Income and Expenses Recognised Directly in Equity
Net Revaluation Increment in Property, Plant and Equipment Asset Revaluation Reserve	22	11,416	4,382
Net unrealised gain/(loss) in the Hedging Reserve	22	1,923	(1,972)
Fair Value Adjustments to the Available for Sale Reserve	22	(46)	45
Movements in NSW’s share of equity investments taken directly to equity	22	24	25

Total Income and Expenses Recognised Directly in Equity		13,317	2,480

Surplus/(Deficit) for the Year	22	(1,849)	6,076

Total Income, and Expenses for the Year (Recognised in the Operating Statement and in Equity)		11,468	8,556

Adjustments for Changes in Accounting Policy and Correction of Errors
Adjustments to Accumulated Funds	22	—	(20)
Adjustments to Reserves	22	—	(43)

Total Adjustments for Changes in Accounting Policy and Correction of Errors		—	(63)

The Statement of Recognised Income and Expense should be read in conjunction with the accompanying notes.

THE NSW TOTAL STATE SECTOR ACCOUNTS BALANCE SHEET
AS AT 30 JUNE 2008

	Note	2008	2007
		$m	$m

Current Assets
Cash and Cash Equivalent Assets	6	4,913	4,320
Receivables	7	5,064	5,478
Financial Assets at Fair Value	8	5,600	4,534
Investments Accounted for Using the Equity Method	9	—	—
Inventories	10	742	678
Other	16	224	288
Non-current Assets Classified as Held for Sale	11	193	395

Total Current Assets		16,736	15,693

Non-Current Assets
Receivables	7	1,651	1,527
Financial Assets at Fair Value	8	7,046	7,806
Investments Accounted for Using the Equity Method	9	1,622	1,519
Inventories	10	381	433
Property, Plant and Equipment
Land and Buildings	12	90,859	86,895
Plant and Equipment	12	10,926	10,530
Infrastructure Systems	12	94,790	82,289
Investment Properties	13	1,546	1,400
Forestry Stock and Other Biological Assets	14	1,519	1,409
Intangibles	15	1,770	1,571
Other	16	1,327	1,253

Total Non-Current Assets		213,437	196,632

TOTAL ASSETS		230,173	212,325

Current Liabilities
Payables	17	6,153	6,431
Borrowings at Amortised Cost	18	4,214	6,940
Derivatives at Fair Value	19	893	2,811
Provisions	20	10,468	9,908
Other	21	618	555
Liabilities Directly Associated with Assets Held for Sale	11	—	—

Total Current Liabilities		22,346	26,645

Non-Current Liabilities
Borrowings at Amortised Cost	18	33,600	25,893
Derivatives at Fair Value	19	431	1,128
Provisions	20	23,691	20,068
Other	21	2,957	2,911

Total Non-Current Liabilities		60,679	50,000

TOTAL LIABILITIES		83,025	76,645

NET ASSETS		147,148	135,680

Equity
Accumulated Funds	22	71,042	71,827
Reserves	22	76,082	63,823
Amounts Recognised Directly in Equity Relating to Assets Held for Sale	11,22	24	30

TOTAL EQUITY		147,148	135,680

The Balance Sheet should be read in conjunction with the accompanying notes.

THE NSW TOTAL STATE SECTOR ACCOUNTS CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2008

	Note	2007-08	2006-07
		$m	$m

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts
Taxation		17,669	16,710
Commonwealth Grants		19,529	17,661
Sale of Goods and Services		16,409	14,164
Interest		357	485
Fines, Fees, Grants and Other		7,248	6,575

Total Receipts		61,212	55,595

Payments
Employee Related		(26,047)	(23,510)
Special Superannuation Contribution	20	—	(7,175)
Grants and Subsidies		(6,277)	(5,544)
Finance Costs		(114)	(101)
Other		(20,738)	(18,620)

Total Payments		(53,176)	(54,950)

NET CASH FLOWS FROM OPERATING ACTIVITIES	23	8,036	645

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Sale of Property, Plant and Equipment		1,076	979
Proceeds from Sale of Investments		979	8,518
Advance Repayments Received		35	47
Purchase of Property, Plant and Equipment		(10,228)	(9,117)
Purchase of Investments		(216)	(755)
Advances Made		(63)	(39)
Other		(368)	(229)

NET CASH FLOWS FROM INVESTING ACTIVITIES		(8,785)	(596)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Borrowings and Advances		27	26
Repayments of Borrowings and Advances		(128)	(298)

NET CASH FLOWS FROM FINANCING ACTIVITIES		(101)	(272)

NET CASH FLOW OF FINANCIAL INSTITUTIONS	23	1,295	186

NET INCREASE/(DECREASE) IN CASH HELD		445	(37)

Opening Cash and Cash Equivalents		4,197	4,180
Reclassification of Cash Equivalents		—	54

CLOSING CASH BALANCE	23	4,642	4,197

The Cash Flow Statement should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

1.  STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

REPORTING ENTITY

This general purpose financial report covers the New South Wales Total State Sector (The Total State Sector Accounts).

The Total State Sector comprises the General Government Sector, the Public Trading Enterprise Sector and the Public Financial Enterprise Sector.

The NSW General Government Sector comprises Budget dependent agencies, the Consolidated Fund, the Crown Entity’s Non-Commercial Activities, and other General Government Non-Budget dependent agencies.

Budget dependent agencies are those that receive an appropriation in the annual Appropriation Act. The majority of these agencies rely predominantly on the State Budget for direct funding. With some exceptions, they are known as departments as defined by section 45A(1) of the Public Finance and Audit Act 1983 and are listed in Schedule 3 of that Act and in Appendix C of Budget Paper No. 2 of 2008-09.

The Crown Entity’s Non-Commercial Activities are part of the General Government Sector and relate to service-wide assets, liabilities, revenues and expenses of a non-commercial nature which are the responsibility of the Government as a whole.

General Government Non-Budget dependent agencies do not rely on the Consolidated Fund for ongoing financial support. These agencies usually have a regulatory function and the fees collected fund the ongoing operations of the agency.

Public Trading Enterprises (PTEs) are largely self-funded from user charges and have a commercial charter. However, they may receive funding from the State Budget for social programs (non-commercial activities). The PTE sector is also referred to by the Australian Bureau of Statistics as the Public Non-financial Corporation Sector. This sector also includes State Owned Corporations. Examples are the water authorities, the electricity distributors and port authorities.

Public Financial Enterprises (PFEs) are government controlled and perform central bank functions, or accept demand, time or savings deposits, or have the authority to incur liabilities and acquire financial assets in the market on their own account. This sector includes NSW Treasury Corporation. The PFE sector is also referred to by the Australian Bureau of Statistics as the Public Financial Corporation Sector.

A number of controlled entities prescribed for the purposes of the “particular audit” provisions of the Public Finance and Audit Act 1983 under section 44(1) have also been consolidated. This includes the Home Purchase Assistance Fund.

The New South Wales Total State Sector is a not-for-profit reporting entity for accounting purposes. It has a number of cash generating units, which are effectively represented by the for-profit entities, including the water, electricity and port authorities.

The financial report of the New South Wales State Sector (The Total State Sector Accounts) for the year ended 30 June 2008 was authorised for issue by the Treasurer on 22 October 2008. This report was issued from:

NSW Treasury
Level 27
Governor Macquarie Tower
1 Farrer Place,
Sydney NSW 2000
AUSTRALIA

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

BASIS OF PREPARATION

This financial report is a general purpose financial report prepared in accordance with:

•	applicable Australian Accounting Standards, and in particular Australian Accounting Standard AAS31 Financial Reporting by Governments, and

•	section 6 of the Public Finance and Audit Act 1983.

Property, plant and equipment, investment property, forestry stock, assets held for sale, derivatives, and financial assets at fair value through profit or loss and available for sale are measured at fair value. Other financial statement items are measured in accordance with the historical cost convention.

Judgements, key assumptions and estimations that management has made in the preparation of this financial report are disclosed in the relevant notes to the report.

All amounts are rounded to the nearest million dollars and are expressed in Australian dollars.

STATEMENT OF COMPLIANCE

The Total State Sector Accounts, including notes comply with Australian Accounting Standards (which include Australian Accounting Interpretations).

NEW ACCOUNTING STANDARDS ISSUED BUT NOT EFFECTIVE

The following accounting standards, amendments and Interpretations have been issued, but are not yet effective, and have not been adopted:

•	AASB 3 (March 2008), AASB 127 and AASB 2008-3 regarding business combinations;

•	AASB 8 and AASB 2007-3 regarding operating segments;

•	AASB 101 (Sept 2007) and AASB 2007-8 regarding presentation of financial statements;

•	AASB 123 (June 2007) and AASB 2007-6 regarding borrowing costs;

•	AASB 1004 (Dec 2007) regarding contributions;

•	AASB 1049 (Oct 2007) regarding the whole of government and general government sector financial reporting;

•	AASB 1050 (Dec 2007) regarding administered items;

•	AASB 1051 (Dec 2007) regarding land under roads;

•	AASB 1052 (Dec 2007) regarding disaggregated disclosures;

•	AASB 2007-9 regarding amendments arising from the review of AASs 27, 29 and 31;

•	AASB 2008-1 regarding share based payments;

•	AASB 2008-2 regarding puttable financial instruments;

•	AASB 2008-5 regarding amendments to Australian accounting Standards arising from the Annual Improvements Project;

•	AASB 2008-6 regarding further amendments to Australian accounting Standards arising from the Annual Improvements Project;

•	AASB 2008-7 regarding costs of an investment in a subsidiary, jointly controlled entity, or an associate;

•	Interpretation 4 (Feb 2007) regarding determining whether an arrangement contains a lease;

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

•	Interpretation 12 and AASB 2007-2 regarding service concession arrangements;

•	Interpretation 13 on customer loyalty programmes;

•	Interpretation 14 regarding the limit on a defined benefit asset;

•	Interpretation 129 (Feb 2007) regarding service concession disclosures;

•	Interpretation 1038 (Dec 2007) regarding contributions by owners.

AASB 1049 Whole of Government and General Government Sector Financial Reporting will significantly affect the presentation of the 2008-09 Total State Sector Accounts. In addition to presenting a consolidated total state sector report, it also requires the presentation of a general government sector report including detailed notes. These two reports adopt a harmonised government finance statistics (GFS)-GAAP reporting basis, which encompasses a comprehensive result, that separate ‘transactions’ from ‘other economic flows’. It requires the publishing of reconciliations (ie convergence differences) between key fiscal aggregates prepared under GAAP and those prepared under GFS. A summary of the main convergence differences for New South Wales is published in the 2008-09 Budget Paper No. 2 on pages 10-6 through to 10-9.

AASB 1049 requires that where Australian Accounting Standards allow for optional treatments, only those treatments aligned with the ABS GFS Manual be applied. Marketable borrowings stated at amortised cost will be restated to fair value consistent with GFS. This will result in a $909 million reduction in the carrying amount of June 2008 total state sector borrowings.

AASB 1049 requires that the general government sector record an equity investment in the public trading and financial enterprise sectors. This would result in an increase in the net assets of the general government sector by approximately $75 billion for 30 June 2008 compared to that presented in note 31 ‘Disaggregated Financial Statements’ of this report. However, the equity investment is already recognised in the GFS based Outcomes Report.

In 2008-09, AASB 1051 Land under Roads requires that the Total State Sector consider electing either to recognise (subject to satisfaction of the asset recognition criteria), or not to recognise the value of land under roads acquired before 30 June 2008. To the extent that land under roads is to be recognised (decision yet to be made), it may result in a material increase to the state’s June 2009 land and buildings assets.

It is considered impracticable to presently determine the impact of adopting the above listed accounting standards issued, but not effective.

PRINCIPLES OF CONSOLIDATION

This financial report has been consolidated in accordance with Australian Accounting Standard AASB 127 Consolidated and Separate Financial Statements and includes the assets, liabilities, equities, revenues and expenses of the New South Wales Government including those of entities controlled by the Government.

Entities are considered to be controlled when the Government has the capacity to dominate their financial and operating policies in pursuing the Government’s objectives. Entities are not consolidated where the nature of the “control” exercised is of a regulatory or trust nature, as such control falls outside the concept of “control” as embodied in AAS 31.

Excluded entities include local government bodies, universities, certain reserve trusts created under the Crown Lands Act 1989, hospitals listed under Schedule 3 of the Public Hospitals Act, the State’s Superannuation Funds, the trust funds of the Protective Commissioner, the Public Trustee and Rental Bond Board, the Workers Compensation Insurance Fund, the NSW Aboriginal Land Council and most professional registration and marketing authorities.

The NSW government holds a 58 per cent financial interest in Snowy Hydro Ltd. However as the NSW government’s voting power is restricted to one-third of the total shareholders, Snowy Hydro Ltd is not considered to be “controlled”. The government therefore recognises its share in Snowy Hydro Ltd as an equity investment in an associate.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The NSW government holds a 52.5 per cent financial interest in Law Courts Ltd. However as the NSW government’s voting power is restricted to equal joint control, Law Courts Ltd is not considered to be “controlled”. The government therefore recognises its share in Law Courts Ltd as an equity investment in an associate.

There are approximately 33,000 Crown reserves in New South Wales. The NSW Government manages some of these reserves and local governments and trusts manage others. A project is in progress to identify and value Crown reserves that are ‘controlled’ by the NSW Government, and therefore should be recognised as assets of the NSW Government in the Total State Sector Accounts.

To determine which entity controls the Crown reserves requires an evaluation of complex requirements under the Crown Lands Act 1989 and the Local Government Act 1993 and the interaction of these legislative requirements with the concept of control under accounting standards, including AASB127 Consolidated and Separate Financial Statements, AAS31 Financial Reporting by Governments and AAS27 Financial Reporting by Local Governments and AASB117 Leases.

It has been estimated that the project will require the formal identification of more than 90,000 parcels of land. Since the last reporting date, over 27,000 parcels have been formally identified and converted to the State’s Integrated Titling System. It is expected that the identification and conversion work should be completed late in the 2009 calendar year. Work has also commenced on classification of these parcels into categories to facilitate future valuations, which should be completed by June 2010.

Evaluation to date has not been conclusive and further investigation is necessary to determine the extent to which Crown reserves should be recognised in the Total State Sector Accounts.

Based on the preliminary assessment, it is currently estimated that the total value of reserves controlled by the NSW Government, but not currently recognised in the Total State Sector Accounts, is between $1 billion and $7 billion. However, the total value may even be outside of this range, depending on the current valuation of the controlled assets.

The NSW Government will recognise the value of Crown reserves it controls in future Total State Sector Accounts once this project is complete and the value can be reliably estimated.

All transactions and balances between NSW government agencies have been eliminated. Dissimilar accounting policies adopted by agencies have been amended to ensure consistent policies are adopted in these consolidated financial statements, unless dissimilar treatments are required by specific accounting standards for individual entities or classes of entities within the Total State Sector Accounts.

Asset revaluation increments and decrements have been offset on a class basis.

INCOME RECOGNITION

Income is measured at the fair value of the consideration or contribution received or receivable. Additional comments regarding the accounting policies for the recognition of income are discussed below.

State Taxation

State taxation is recognised as follows:

•	Government-assessed revenues (mainly land tax) are recognised at the time the assessments are issued.

•	Taxpayer-assessed revenues including payroll tax and stamp duty, are recognised when the funds are received by the tax collecting agency. Additional revenues are recognised for assessments following review of returns lodged by taxpayers.

Commonwealth Grants

These are recognised when the State gains control over the grants. Control is normally obtained when the cash is received.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

A grant of $960 million was received from the Commonwealth government in late June 2006 dedicated for works to be carried out over several future years. The revenue was recognised in the Total State Sector Accounts in the 2005-06 financial year, when the cash was received.

However, the Australian Bureau of Statistics has determined, for the purposes of Government Finance Statistics (GFS) reporting only, that the specific grant revenue be accrued and deferred to match the timing of the related expenditure by NSW. This accrual treatment is only adopted for the separately published Outcomes Report and the Statement of the Budget Result, which are prepared in accordance with GFS principles.

Fines, Regulatory Fees and Other State Revenue

These other state revenues are recognised as follows:

•	Fines issued by the Courts are recognised when the fine is issued. When fines become overdue, additional revenue is recognised. Traffic infringement fines, such as those administered by the Infringement Processing Bureau are recognised when the cash is received. If they become overdue, responsibility for collection is transferred to the State Debt Recovery Office, and additional revenue is accrued.

•	Regulatory fees, such as those collected by the Roads and Traffic Authority, are recognised when the cash is received.

•	Royalty revenue is recognised in accordance with AASB 118 Revenue on an accrual basis.

Sale of Goods and Services

Revenue from the sale of goods is recognised when the State transfers to the buyer the significant risks and rewards of ownership of the assets.

Revenue is recognised from the rendering of services when the service is provided or by reference to the stage of completion.

Rent from the provision of public housing is included in revenue from the rendering of services (and not within investment revenue) as public housing is treated as a government service and not as a commercial investment. Public housing rent is charged at current market rates, subject to individual limitations. Tenants are only required to pay an amount equivalent to a predetermined per cent of household income.

Investment Revenue

Interest revenue is recognised as it accrues using the effective interest method in accordance with AASB 139 Financial Instruments: Recognition and Measurement. Investment revenue includes all earnings (net of losses) in NSW Treasury Corporation Hourglass managed funds, including distributions received.

Rental revenue (including those from investment properties) is recognised in accordance with AASB 117 Leases on a straight-line basis over the lease term.

Grants and Contributions

Grants and contributions comprise both cash and property assets including assets provided by developers for infrastructure. They are recognised when the State gains control over the assets.

Gains and Losses (in the Operating Statement)

Gains and losses generally arise from adjustments to the measurement of assets and liabilities.

They include gains and losses on asset disposals, actuarially assessed gains and losses to defined benefits superannuation liabilities, and fair value adjustments to physical assets and certain financial instruments such as derivatives.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

EXPENSES

Expenses are recognised when incurred and are reported in the financial year to which they relate.

Employee Benefit Expenses

These expenses include all costs related to employment such as salaries and wages, superannuation, leave entitlements, fringe benefits tax, workers’ compensation, redundancies and other on-costs associated with leave entitlements.

Superannuation expenses include the current year service cost and interest on obligations, offset by long-term expected earnings on fund assets. They exclude actuarial assessed gains and losses, which are disclosed separately under “other gains and losses”.

Payroll tax (a State tax) paid by New South Wales government agencies is eliminated on consolidation. Some employee related expenses are capitalised as part of the construction costs of certain non-current physical assets.

The recognition and measurement policy for employee benefits expenses is detailed below in the associated liability policy note.

Other Operating Expenses

These expenses generally represent the day-to-day running costs incurred in the normal operation of agencies, and include asset maintenance costs paid to external parties. They exclude payments such as grants and subsidies to community groups, which are shown separately. The recognition and measurement policy for other provision expenses is detailed below in the associated liability policy note.

Depreciation of Property, Plant and Equipment

Each depreciable property, plant and equipment asset (except certain heritage assets with extremely long useful lives) is depreciated to allocate the cost or revalued amount (net of its residual value) over its useful life. Depreciation is generally allocated on a straight-line basis.

However certain heritage assets with extremely long useful lives, or lives that are indeterminate or indefinite, are not depreciated, because the amount of depreciation is either immaterial or cannot be reliably determined.

Useful lives for assets are as follows:

Buildings
Public housing	10-50 years
Schools and colleges	65-80 years
Hospitals	40 years
Other	various
Plant and Equipment
Rail rolling stock (leased and non leased)	20-35 years
Other	various
Infrastructure
Power stations	50 years
Electricity system assets	4-70 years
Water system assets	10-150 years
Roads (pavements)	15-50 years
Roads (earthworks)	100 years
Other	various

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Grants and Subsidies

They generally comprise cash contributions to local government authorities and non-government organisations. They are expensed when the State transfers control of the assets.

Finance Costs

Finance costs comprise interest on borrowings and the unwinding of discounts on non-employee provisions. Finance costs are recognised as expenses in the period in which they are incurred.

Accounting for the Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except:

•	where the amount of GST incurred as a purchaser is not recoverable from the Australian Taxation Office, it is recognised as part of the cost of acquisition of a an asset or as part of an item of expense; and

•	receivables and payables are stated with the amount of GST included.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the Australian Taxation Office are classified as operating cash flows.

ASSETS

Cash and Cash Equivalents

Cash and cash equivalent assets in the balance sheet comprise cash at bank and in hand, short term deposits with an original maturity of three months or less, and deposits in Treasury Corporation’s HourGlass Managed Fund Cash Facility.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Receivables

Receivables are recognised initially at fair value, usually based on the transaction cost or face value. Subsequent measurement is at amortised cost using the effective interest method, less an allowance for any impairment of receivables.

Short-term receivables with no stated interest rate are measured at the original invoice amount where the effect of discounting is immaterial. Changes are accounted for in the operating statement when impaired, derecognised or through the amortisation process. Receivables include fines owing to the State Debt Recovery Office and restitution orders made by the Victims Compensation Tribunal. These amounts are recognised only when they comply with the asset recognition criteria of Australian Accounting Standard AAS 29 Financial Reporting by Government Departments.

Levies receivable under the Workers Compensation (Dust Diseases) Act, 1942 reflect the full funding of total claim liabilities as estimated by actuaries at balance date. This recognises the legislative power given to the State, to impose levies to meet the cost of claim obligations under this Act.

Financial Assets at Fair Value

Financial assets are initially measured at fair value plus, in the case of financial assets not at fair value through profit or loss, transaction costs. Financial Assets subsequently measured at fair value mainly comprise investments other than cash and receivables. These financial assets are either classified as “held for trading”, “available for sale” (the residual category) or are designated at “fair value through profit and loss”. Changes in fair value for assets classified or

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

designated at fair value through profit and loss are recognised through the operating statement. In contrast, changes in fair value for available for sale assets are recognised directly in equity, until impaired or disposed of.

Purchases and sales of financial assets under contracts that require delivery of the asset within the timeframe established by convention or regulation are recognised on the trade date i.e. the date that government was committed to purchase or sell the asset.

Derivatives are held for trading financial instruments, except for designated and effective hedging instruments, which are subject to hedge accounting. The accounting policies in relation to derivatives are discussed further under liabilities.

Other Financial Assets

Other financial assets are initially measured at fair value plus transaction costs. Other financial assets consist of non-derivative financial assets with fixed or determinable payments and fixed maturity, which are not subsequently valued at fair value either because they are intended to be held to maturity. These financial assets are measured at amortised cost using the effective interest method. Changes are accounted for in the operating statement when impaired, derecognised or through an amortisation process.

Investments Accounted for Using the Equity Method

Equity investments in joint venture entities and associates, such as Snowy Hydro Limited, are measured based on the State’s share of the value of their net assets, in the absence of any available market price. Movements in the State’s share of profits are recognised in the operating result, and movements in the State’s share of revaluations to a reserve are recognised directly in equity.

Impairment of Financial Assets

All financial assets except for those measured at fair value through profit or loss are subject to annual review for impairment.

An allowance for impairment of receivables is established when there is objective evidence that the State will not be able to collect amounts due. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. Bad debts are written off as incurred.

Inventories

Inventories held for distribution are stated at cost, adjusted when applicable for any loss of service potential. A loss of service potential is identified and measured based on the existence of a current replacement cost that is lower than the carrying amount. Inventories (other than those held for distribution) are valued at the lower of cost or net realisable value. Cost is calculated using the weighted average cost or the “first in first out” method.

The cost of inventories acquired at no cost or for nominal consideration is the current replacement cost as at the date of acquisition. The current replacement cost is the cost the State would incur to acquire the asset on the reporting date. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Property, Plant and Equipment

Property, plant and equipment comprise three asset classes:

•	Land and buildings

•	Plant and equipment

•	Infrastructure systems.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Land and buildings include Crown land, public housing, schools, TAFE colleges and hospitals.

Plant and equipment include computer hardware, rail rolling stock, public buses and ferries, and museum and library collections.

Infrastructure systems comprise the government’s power stations, dams, electricity and water system assets, ports, major roads and railway lines.

Property, plant and equipment excludes inventories, investment properties, non-current assets held for sale, intangibles and the emerging interest in private sector financed infrastructure, which are reported separately.

Capitalisation and Initial Recognition

Property, Plant and Equipment is initially recognised at acquisition cost. Cost is the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire the asset at the time of its acquisition or construction or, where applicable, the amount attributed to that asset when initially recognised in accordance with the specific requirements of Australian Accounting Standards.

Assets acquired at no cost or for nominal consideration are initially recognised at their fair value at the date of acquisition. Fair value is the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm’s length transaction.

The cost of assets constructed for own use includes the cost of materials, direct labour, attributable interest, other financing costs and foreign exchange gains and losses arising during construction as well as an appropriate proportion of variable and fixed overhead costs that can be reliably attributed to the assets.

In general, property, plant and equipment with a value greater than $5,000 is capitalised except for computer equipment which is normally capitalised irrespective of the $5,000 threshold where it is considered to be part of a network of assets.

Valuation of Property, Plant and Equipment

Property, plant and equipment, is valued at fair value in accordance with Australian Accounting Standard AASB 116 Property, Plant and Equipment and NSW Treasury Policy Paper 07-1 Accounting Policy: Valuation of Physical Non-Current Assets at Fair Value.

Property, plant and equipment is measured on an existing use basis, where there are no feasible alternative uses in the existing natural, legal, financial and socio-political environment.

However, in the limited circumstances where there are feasible alternative uses, assets are valued at their highest and best use.

Fair value of property, plant and equipment is determined based on the best available market evidence, including current market selling prices for the same or similar assets. Where there is no available market evidence, the asset’s fair value is measured at its market buying price, the best indicator of which is depreciated replacement cost.

Assets belonging to a cash-generating unit are written down where the recoverable amount of the unit is lower than its carrying amount. Refer to ‘Impairment’ section below.

Non-specialised assets with short useful lives are measured at depreciated historical cost, as a surrogate for fair value.

Valuation of Land

Land is valued at fair value based on market evidence having regard to its highest and best use. However, where there are natural, legal, financial and socio-political restrictions on the use of land such that there is no feasible

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

alternative use in the near future, such land is valued at market value for its existing use, because that is its highest and best use.

Crown land under tenure includes perpetual leases, term leases, permissive occupancy and enclosure permits. Crown leasehold land is valued at fair value, measured at the net present value of the income stream. Vacant Crown land (ie untenured land) is all Crown Entity land not included in the leasehold estate, including New South Wales land on the continental shelf within the three nautical mile zone. Vacant Crown land is valued at fair value having regard to its highest and best use.

Land under roads and within road reserves is not recognised in this financial report, as the Total State Sector is utilising the transitional provisions available in AASB 1045 Land under Roads. However, this land has been recognised in the financial report of the Roads and Traffic Authority at $37,964 million (2007 $35,192 million).

Valuation of Specialised Plant and Infrastructure

Specialised plant and infrastructure is measured based on existing use at market buying price, the best indicator of which is the replacement cost of the asset’s remaining future economic benefits. Infrastructure includes assets such as roads, bridges, water supply and reservoir systems, sewerage systems, power generation plants and transmission lines.

Replacement cost is measured at ‘incremental optimised replacement cost’. Optimised replacement cost is the minimum cost, in the normal course of business, to replace the existing asset with a technologically modern equivalent asset with the same economic benefits, adjusting for any overdesign, overcapacity and redundant components. Incremental optimisation means that optimisation is limited to the extent that optimisation can occur in the normal course of business, using commercially available technology.

Valuation of Buildings

Non-specialised buildings, which include commercial and general purpose buildings for which there is a secondary market, are valued at fair value based on current market prices.

Specialised buildings are designed for a specific, limited purpose, and include hospitals, schools, court houses, emergency services buildings and buildings to house specialised plant and infrastructure and some heritage properties. Where there are no feasible alternative uses for such buildings, they are valued at market buying price, the best indicator of which is replacement cost of the remaining economic benefits.

Heritage and Collection Assets

Heritage and cultural assets, including library and museum collections and works of art, are assets held because of their unique cultural, historical, geographical, scientific and/or environmental attributes. Heritage and cultural assets are valued at fair value based on existing use. Specifically, artworks, book collections, philately and coin collections are generally valued at market value. However, many heritage assets, including library and museum collections, are of a specialised nature, therefore valued at market buying price.

Further, heritage and cultural assets are not recognised where they cannot be reliably measured.

Revaluation of Property, Plant & Equipment

Revaluations are made with sufficient regularity to ensure that the carrying amount of property, plant and equipment does not materially differ from fair value at the reporting date. Subject to the above, assets are revalued at least every five years.

Where the State revalues non-current assets by reference to current prices for assets newer than those being revalued (adjusted to reflect the present condition of the assets), the gross amount and accumulated depreciation are separately restated.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Otherwise, for non-specialised assets where market based evidence is available, any accumulated depreciation is generally offset against the gross carrying amount of the assets to which they relate, and the net asset carrying amount is increased or decreased by the revaluation increment or decrement.

Revaluation increments are credited directly to the asset revaluation reserve, except that, to the extent that an increment reverses a revaluation decrement for that class of asset previously recognised as a loss in the operating statement, the increment is recognised as a gain.

Revaluation decrements are recognised immediately as losses, except that they are debited directly to the asset revaluation reserve to the extent that a credit exists in the asset revaluation reserve in respect of the same class of asset.

Where an asset that has previously been revalued is disposed of, any balance remaining in the asset revaluation reserve in respect of that asset is transferred to accumulated funds.

Assets acquired or constructed since the last revaluation are valued at cost.

Impairment

The State assesses at each reporting date whether there is any indication that a cash generating unit or an asset within, may be impaired. If such an indication exists, the State estimates the recoverable amount. An impairment loss is recognised where the carrying amount of the asset or cash-generating unit exceeds the recoverable amount.

The recoverable amount of specialised assets that form part of a cash generating unit, in the absence of a market selling price, is the value in use, based on the expected future cash flows.

Where an asset does not belong to or constitute a cash generating unit, it cannot be impaired under AASB 136 Impairment of Assets unless selling costs are material. This is because for not-for-profit entities, AASB 136 modifies the recoverable amount in such circumstances to be the higher of fair value less costs to sell and depreciated replacement cost.

Non-current Assets (or Disposal Groups) Held for Sale

Certain non-current assets (or disposal groups) are classified as held for sale, where their carrying amount will be recovered principally through a sale transaction, not through continuing use.

Non-current assets (or disposal groups) held for sale are recognised at the lower of carrying amount and fair value less costs to sell. These assets are not depreciated while they are classified as held for sale.

Investment Properties

The State owns properties held to earn rentals and/or for capital appreciation. These investment properties are stated at fair value supported by market evidence at the reporting date. Gains or losses arising from changes in fair value are included in the operating statement for the period in which they arise. No depreciation is charged on investment properties.

Management has determined that the following be treated as property, plant and equipment instead of investment properties in interpreting AASB 140 Investment Properties.

•	public housing is treated as property, plant and equipment and not as investment property because the properties are held to provide a social service rather than for investment purposes; and

•	properties sub leased within the NSW public sector by the State Property Authority are treated as property, plant and equipment because the properties are held to provide a service rather than for investment purposes.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Forestry Stock (Biological Assets)

Forests NSW revalues the softwood plantations growing stock annually at fair value, using a standing volume net market valuation model for commercial plantations which calculates the net change resulting from price and volume movements. The valuation of growing stock is derived by estimating the volume of merchantable timber and applying current prices less direct costs of disposing the timber.

Volume increments are determined both by periodic re-measurement of samples and by modelling growth from the date of most recent measurement to the valuation date.

The net change in market value is recognised in the operating statement as a gain/loss, and as an adjustment to forestry stock assets in the balance sheet. Non-commercial plantations, generally less than fifteen years of age, are valued at the historical cost incurred in their establishment, as market prices cannot readily be determined for these plantations.

The value of forestry land, roads and bridges is reported as part of property, plant and equipment assets.

The hardwood plantations estate has been valued on the basis of historical cost of establishment due to their age causing them to be non-commercial (less than fifteen years of age), whereas native forest timber has been valued using an updated net market value model. The valuation is based on standing volumes adjusted to reflect harvestable volume under current licence conditions and applying current prices less direct costs of disposing of the timber. The net change in fair value is recognised in the operating statement as a gain/loss and as an adjustment to forestry stock assets in the balance sheet.

The value of the native forest timber resource, currently available for harvesting, has been assessed utilising an updated net market value model for the 2007-08 financial year. This approach has been recommended, in the short term, by an independent review by Pöyry Forest Industry Limited of Forest NSW’s native forest valuation methodology. The approach is based upon standing volumes and current prices less direct costs of disposing of the timber. Forests NSW manages the available native forest resource on a sustained yield basis. Sustained yield means the volume harvested will approximate, over time, annual forest growth of the harvestable native forest areas. As a result, costs incurred in managing, maintaining and developing the resource are expensed as incurred.

Intangible Assets

The State recognises intangible assets only if it is probable that future economic benefits will flow to the State and the cost of the asset can be measured reliably. Examples of intangibles include computer software and easements to access privately owned land.

Intangible assets are measured initially at cost. Where an asset is acquired at no or nominal cost, the cost is its fair value as at the date of acquisition.

All research costs are expensed. Development costs are only capitalised when certain criteria are met.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised under the straight line method and expensed in the operating statement for the period. Refer to Note 15 Intangibles for categories of the useful lives.

Intangible assets are subsequently measured at fair value only if there is an active market. If there is no active market, the assets are carried at cost less any accumulated amortisation.

Intangible assets are tested for impairment where an indicator of impairment exists and in the case of intangible assets with indefinite lives, annually, either individually or at the cash generating unit level.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Privately Financed Projects

A Privately Financed Project (PFP) or service concession arrangement is a contractual arrangement under which the Government grants a concession to the private sector to supply and operate economic or social infrastructure that would traditionally have been acquired and operated by the public sector.

In the absence of specific Australian accounting requirements, PFPs are accounted for in accordance with Treasury Policy & Guidelines Paper TPP 06-8 Accounting for Privately Financed Projects, which adopts the principles set out in Application Note F Private Finance Initiative and Similar Contracts in the United Kingdom Accounting Standards Board’s Financial Reporting Standard 5 Reporting the Substance of Transactions. Those principles guide the determination of whether the public sector concession provider or the private sector concession operator has an asset of the infrastructure that is the subject of the PFP.

Where the infrastructure payments under a PFP are clearly distinguishable, they are accounted for as a lease in accordance with Accounting Standard AASB 117 Leases. Where such payments are not clearly distinguishable, the infrastructure asset and the liability to pay for it are only recognised if further analysis of the PFP determines that the public sector concession provider has the majority of the risks and benefits in relation to the infrastructure.

An up-front contribution, that is in substance part of a PFP, made by one party to another, is recognised progressively over the period of the reduced payments (ie the concession period).

A right to receive infrastructure for a nominal sum (including zero) at the end of a concession period is recognised progressively during the concession period as revenue and an asset.

The value is allocated during the period as if it were the compound value of an annuity discounted at the NSW government bond rate applicable at the commencement of the period. Where, during the concession period, the fair value of the right to receive infrastructure increases or decreases, the movement is recognised as a revaluation in accordance with Accounting Standard AASB 116 Property, Plant and Equipment.

A land lease in connection with a PFP is treated as an operating lease.

The following PFPs are currently in operation:

Sydney Harbour Tunnel

The State’s interest in the Sydney Harbour Tunnel has been valued based on the Road and Traffic Authority’s (RTA) right to the time share of the ownership and total service potential as well as to the remaining useful life at the date of transfer to the Authority in the year 2022. At the date of transfer, it is expected that the value will equate to the then current written down replacement cost of the Tunnel.

The cost of constructing the Tunnel was $683 million. The RTA revalues the tunnel annually using the Road Cost Index. The current written down replacement cost of the Tunnel is $671 million (2007 $659 million). The construction of the Tunnel was financed by 30 year inflation linked bonds issued by the Sydney Harbour Tunnel Company to the private sector of $487 million, Sydney Harbour Tunnel Company shareholders’ loans (repaid in 1992) of $40 million, and an interest free, subordinated loan (the Net Bridge Revenue Loan) provided by the RTA of $223 million, based on the projected net toll revenue from the Sydney Harbour Bridge during the construction period.

Under the Ensured Revenue Stream Agreement (ERS), the Government has agreed to make ERS payments (net of tolls collected from the Tunnel) to enable the Sydney Harbour Tunnel Company to meet financial obligations arising from the operation and maintenance of the Tunnel and the repayment of principal and interest on funds borrowed by it for the design, construction and operation of the Tunnel.

The capital (principal repayment) portion of the obligation arising under the Ensured Revenue Stream Agreement is recognised as a liability. This is measured by reference to the principal outstanding on the bonds issued to private sector bondholders to finance the Harbour Tunnel of $313 million (2007 $330 million). In addition, a tax liability exists for $25 million (2007 $26 million) following negotiations between interested parties including

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

the Australian Taxation Office, for settlement between the RTA, the NSW Government, the Sydney Harbour Tunnel Company Limited and Tunnel Holdings Pty Ltd.

Other Privately Financed Projects

Other privately financed infrastructure projects include the transport, sporting, and medical infrastructure listed below.

The emerging right to receive the infrastructure is being recognised over the concession period (shown below) on a straight line basis:

•	M2 Motorway (45 years)

•	M4 Motorway (20 years)

•	M5 Motorway (c 31 years)

•	Westlink M7 Motorway (31 years)

•	Eastern Distributor (48 years)

•	Lane Cove Tunnel (c 33 years)

•	Sydney Cross City Tunnel (c 30 years)

•	Airport Line Railway Stations (30 years)

•	Sydney Olympic Stadium (c 31 years)

•	Sydney Superdome (c 32 years)

•	Light Rail System (c 32 years)

•	Opera House Car Park (50 years)

•	Various Hospital Car Parks (25 years)

•	Bowral Private Medical Imaging (15 years).

LIABILITIES

Payables

These amounts represent liabilities for goods and services provided to the State prior to the end of the financial year that are unpaid, and arise when the State becomes obliged to make future payments in respect of the purchases of these goods and services. Payables for goods and services include accrued interest, accrued salaries, wages and on-costs and amounts owing for construction or purchase of assets.

Payables are recognised initially at fair value, usually based on the transaction cost or face value. Subsequent measurement is at amortised cost using the effective interest method.

Short-term payables with no stated interest rate are measured at the original invoice amount where the effect of discounting is immaterial.

Borrowings

The State’s borrowing liabilities represent funds raised from the following sources:

•	loans raised by the Commonwealth on behalf of the State under the previous Financial Agreement;

•	advances by the Commonwealth for housing and other specific purposes;

•	domestic and overseas borrowings raised by the NSW Treasury Corporation; and

•	private and public domestic borrowings by public sector agencies (including finance leases).

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Borrowings are generally not held for trading. As such they are recognised at amortised cost using the effective interest method.

Amortised cost is the face value of the debt less unamortised discount or plus unamortised premiums. The discount or premiums are treated as finance charges and amortised over the term of the debt.

Overseas borrowings are translated at exchange rates prevailing at balance date.

Gains or losses arising from foreign exchange and debt restructuring transactions are included in the Operating Statement in the period in which they arise.

Leases

A distinction is made between finance leases that effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of the leased assets and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are recognised as assets and liabilities at the fair value of the leased property, or if lower, at the present value of the minimum lease payments. The leased asset is amortised on a straight line basis over the term of the lease or, where it is likely that the entity will obtain ownership of the asset, the useful life of the asset to the entity. The finance lease liability is determined in accordance with AASB 17 Leases. Lease payments are allocated between the principal component of the lease liability and the interest expense.

Long term leases of land are classified as an operating lease, provided title does not pass to the lessee by the end of the lease term. The leased asset is recognised by the State, as lessor, as investment property at fair value. The fair value of land under a prepaid long term lease is generally negligible during the greater part of the lease term due to its encumbrance. The fair value will increase (re-emerge) towards the end of the lease term as the effect of the encumbrance diminishes.

Operating lease payments are charged to the Operating Statement systematically over the term of the lease.

The cost of leasehold improvements is capitalised as an asset and amortised over the remaining term of the lease or the estimated useful life of the improvements, whichever is the shorter.

The leasing arrangements of individual agencies comprise various terms and conditions prevalent in industry practice. These may include the basis on which contingent rental is determined, the terms of renewal or purchase options or escalation clauses or restrictions imposed concerning dividends, additional debt and/or further leasing. Such restrictions are generally enforceable only on the individual agencies concerned and are not normally significant for the Total State Sector Accounts.

Derivatives

The State has derivative assets and liabilities.

Derivatives are considered to be held for trading financial instruments except for designated and effective hedging instruments which are subject to hedge accounting. They are otherwise classified at “fair value through the profit & loss” and are valued on a fair value basis as at balance date, with resultant gains and losses from one valuation date to the next being recognised in the Operating Statement.

Where an active market exists, fair values are determined by reference to the specific market quoted prices/yields at year end. If no active market exists, judgement is used to select the valuation technique which best estimates fair value by discounting the expected future cash flows arising from the financial instruments to their present value using market yields and margins appropriate to the financial instruments. These margins take into account credit quality and liquidity of the financial instruments.

Funding swaps are valued off the appropriate swap curve.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

All derivatives are recognised on the balance sheet at trade date (the date the government becomes party to the contractual provisions of the financial instrument concerned).

Employee Benefits and Other Provisions

Wages and Salaries, Annual Leave and Sick Leave

Liabilities for salaries and wages (including non-monetary benefits), annual leave and paid sick leave that fall due wholly within 12 months of the reporting date are recognised and measured in respect of employees’ services up to the reporting date at undiscounted amounts based on the amounts expected to be paid when the liabilities are settled.

Long-term annual leave that is not expected to be taken within 12 months is measured at present value in accordance with AASB 119 Employee Benefits. Market yields on government bonds are used to discount long-term annual leave.

Unused non-vesting sick leave does not give rise to a liability as it is not considered probable that sick leave taken in the future will be greater than the benefits accrued in the future.

The outstanding amounts of workers’ compensation insurance premiums and fringe benefits tax, which are consequential to employment, are recognised as liabilities and expenses where the employee benefits to which they relate have been recognised.

Long Service Leave

A liability for long service leave is measured in accordance with AASB 119 Employee Benefits at the present value of future payments anticipated for the employee services that the government has taken on at the reporting date, using the projected unit credit method. An actuary calculates this using:

•	expected future wage and salary levels

•	experience of employee departures, and

•	periods of service.

Estimated future cash outflows are discounted using market yields at the reporting date that closely match the term of maturity of government bonds.

Long service liabilities for non-budget dependent agencies and Area Health Services were recognised using the short hand measurement techniques of AASB 119 Employee Benefits. It estimates the long service liability for all employees with five and more years service. It is not materially different from the estimated present value confirmed by an actuary.

Although 95 per cent of long service leave liability is classified as current due to its unconditional nature, most of the total entitlement is not expected to be paid in the next twelve months for budget and non-budget dependent agencies.

Superannuation

An unfunded superannuation liability is recognised in respect of the defined benefit schemes. It is measured as the difference between the estimated present value of members’ accrued benefits at balance date and the estimated net market value of the superannuation schemes’ assets at that date. The liability is assessed annually by actuaries based on data maintained by the Superannuation Administration Corporation on behalf of the SAS Trustee Corporation and Future Plus for the Energy Industry Superannuation Scheme. It is calculated based on the latest Triennial Review actuarial economic assumptions, except for the discount rate, which is based on the long term Commonwealth government bond rate which is adjusted annually, if appropriate, to recognise the extra long term

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

nature of superannuation liabilities at the reporting date. AASB 119 Employee Benefits requires the discount rate to be revised each year and tied to the actual long term Commonwealth government bond rate at 30 June.

The present value of accrued benefits is based on expected future payments that arise from membership of the fund to balance date in respect of the contributory service of current and past New South Wales state government employees.

The accrued benefits amount is calculated having regard to:

•	expected future wage and salary levels;

•	the growth rate in the Consumer Price Index; and

•	the experience of employee departures and their periods of service.

In measuring the net superannuation liability actuarial gains and losses are recognised in the operating statement immediately.

The pension accounting costs are accrued using the projected unit credit method. The cost of pensions is charged to operations to spread the cost over the service lives of current and past employees. Independent actuaries do a full valuation of the plans every three years. Actuarial gains and losses are immediately recognised in profit and loss in the year when they occur.

Self funded worker’s compensation

Some government agencies hold a group self-insurer’s licence with the WorkCover Authority for workers’ compensation. This self funded liability includes being actuarially calculated by McMahon Actuarial Services and Taylor Fry Pty Ltd on a discounted cash flows basis using a “central” estimate and assuming an interest rate of 6.3 per cent-7.1 per cent (2007: 6.3 per cent-6.8 per cent) per annum and a future wage inflation rate of 4.3 per cent-5.0 per cent (2007: 4.0 per cent-4.5 per cent) per annum.

Information on Treasury Managed Fund (TMF) self funded workers’ compensation assumptions is reported below within the heading ‘other provisions’, as the TMF includes both workers’compensation and other insurance obligations combined.

Other Provisions

Other provisions exist when:

•	the State has a present legal or constructive obligation as a result of a past event;

•	it is probable that an outflow of resources will be required to settle the obligation; and

•	a reliable estimate can be made of the amount of the obligation.

Other provisions are recorded at the estimates of obligation to pay. If the effect of the time value of money is material, provisions are discounted at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.

These include for example, the Government’s obligations arising from several insurance schemes:

•	administered by the NSW Self Insurance Corporation (SICorp). These comprise liabilities for closed schemes, the previous workers’ compensation and third party insurance schemes, and for the Treasury Managed Fund, a self insurance scheme. The Treasury Managed Fund protects the insurable assets and exposures of all public sector agencies financially dependent on the Consolidated Fund, all public hospitals and various statutory authorities.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The liability for outstanding claims is measured as the present value of the expected future payments and is determined by the Manager of SICorp in consultation with independent actuary, PricewaterhouseCoopers Actuarial Pty Ltd. The discount rate used is based on the forecast long term financial asset investment return.

The expected future payments are estimated on the basis of the ultimate cost of settling claims, which is affected by factors arising during the period to settlement such as normal inflation and “superimposed inflation”. Superimposed inflation refers to factors such as trends in court awards.

•	Workers Compensation (Dust Diseases) Board and WorkCover Authority outstanding claims. The WorkCover Authority liabilities includes claims assumed by the government from some failed insurance companies. The liabilities cover claims incurred but not yet paid, incurred but not yet reported and the anticipated fund management fees in respect of the management of those claims. These amounts are determined by independent actuarial consultants.

•	Provision for participants care and support services for severally injured persons from motor accidents under the Motor Accidents (Lifetime Care and Support) Act 2006. At 30 June 2008, liabilities were valued by the actuaries PricewaterhouseCoopers.

•	A provision for loss compensation associated with the former HIH Insurance Limited has been raised by the Government for building warranty insurance and for motor vehicle claims for which the Nominal Defendant is responsible under the Motor Accidents Compensation Act 1999. The liability is measured by the actuaries, Taylor Fry Pty Ltd as the present value of the expected future payments.

•	The Building and Construction Industry Long Service Payments Corporation liabilities have been assessed based upon a full actuarial investigation that was undertaken as at 30 June 2007 by Bendzulla Actuarial Pty Ltd. At 30 June 2008, Bendzulla undertook an actuarial update.

The amount and timing of the actual outflows in relation to the above provisions have a degree of uncertainty. Actual results may depend on a number of factors specific to the type of claim, for example, future economic and environmental conditions may be different to those assumed.

Key actuarial assumptions for the main schemes are:

•	For schemes administered by SICorp the following average inflation rates and discount rates were used in measuring the liability for outstanding claims for NSW Treasury Managed Fund (TMF), Transport Accident Compensation Fund (TAC) and Governmental Workers Compensation Account (GWC):

	TMF		GWC		TAC
	2008	2007	2008	2007	2008	2007
	%	%	%	%	%	%

Not Later than one year
Inflation Rate	2.8-4.5	2.8-4.5	4.5	4.5	4.5	4.5
Discount Rate	7.0	6.8	7.0	6.8	7.0	6.8
Superimposed Inflation*	0-10.0	0-10.0	0-3.0	0-3.0	0-2.5	0-2.5

Later than one year
Inflation Rate	2.5-4.0	2.5-4.0	4.5	4.5	4.5	4.5
Discount Rate	7.0	6.8	7.0	6.8	7.0	6.8
Superimposed Inflation*	0-10.0	0-10.0	0-3.0	0-3.0	0-2.5	0-2.5

*	Dependent on payment type

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For other Schemes details are as follows:

	Discount Rate %		Inflation Rate %
Scheme	2008	2007	2008	2007

Claims expected to be paid not later than one year Workers Compensation (Dust Diseases) Board	6.0	6.25	4.25	4.25
WorkCover Authority	7.1	6.5	4.25	4.0
HIH Loss Compensation	6.3	6.3	5.0(4.0*)	4.5(4.0*)
Building and Construction Industry Long Service Payment Scheme	6.7	6.4	4.5	4.5
Lifetime Care and Support	6.7	6.3	4.5	4.0
Claims expected to be paid later than one year Workers Compensation (Dust Diseases) Board	6.0	6.25	4.25	4.25
WorkCover Authority	6.2-7.1	6.0-6.6	4.25	4.0
HIH Loss Compensation	6.4-7.1	5.9-6.3	5.0(4.0*)	4.5(4.0*)
Building and Construction Industry Long Service Payment Scheme	6.7	6.4	4.5	4.5
Lifetime Care and Support	6.2-6.4	6.0-6.4	4.5	4.0

*	Represents the superimposed inflation rate

Any changes to the liabilities from the unwinding of the discount due to the passage of time is recognised as a finance cost in the Operating Statement.

Other Liabilities

All other liabilities are recorded at the estimates of obligation to pay.

Up-front payments received in respect of privately financed projects, are deferred and amortised over the term of the arrangement.

Up-front rental payments received by the State, as lessor, in respect of long-term leases of land (over 50 years duration), are deferred and amortised on a systematic basis over the entire term of the lease.

The value of a liability for Aboriginal land claims granted has been recognised equivalent to the estimated value of the related assets.

CHANGE IN ACCOUNTING POLICIES, THE CORRECTION OF PRIOR PERIOD ERRORS, AND REVISIONS TO ESTIMATES

The 2006-07 financial statements have been revised to reflect corrections of prior period errors in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

AASB 108 requires the correction of prior period errors retrospectively, subject to certain limitations, to permit comparability with the current year. The retrospective adjustment occurs by restating the comparative amount in the prior period, or, if the event occurred before the earliest prior period presented, by restating the opening balances of assets, liabilities, and equity for the earliest prior period presented.

Note 22 to this report includes the 2006-07 financial statements with the line items affected by corrections of prior period errors, and an explanation of the material differences for the amounts reported in the audited 2006-07 Total State Sector Accounts.

There were no changes to accounting policies from the adoption of new accounting standards in 2007-08, that significantly affect the primary financial statements.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Changes in accounting estimates are recognised in the period when the estimate is revised. Such changes are not adjusted retrospectively to the financial report.

2.	REVENUES

	2007-08	2006-07
	$m	$m

STATE REVENUES
Taxation
Payroll Tax	5,976	5,449
Stamp Duties	5,532	5,946
Gambling and Betting	1,265	1,369
Land Tax	1,882	1,955
Other	3,137	2,550

	17,792	17,269

Commonwealth Grants
General Purpose — Recurrent	26	—
— GST Revenue	11,916	10,938
Specific Purpose — Recurrent	6,547	5,653
— Capital	1,040	1,161

	19,529	17,752

Fines, Regulatory Fees and Other State Revenues include:
Royalties from mining	574	489

	2007-08	2006-07
	$m	$m

OPERATING REVENUES
Sale of Goods and Services(a) comprise revenue from:
Sale of goods	9,343	8,473
Rentals from public housing and other non-investment properties(b)	975	925
Rendering of other services	6,075	5,515

	16,393	14,913

(a)	Revenue is reported on a gross basis. Cost of sales and lottery prizes are reported under the respective headings ‘inventories used up’ and ‘lottery prizes’ as part of ‘other operating expenses’.

(b)	Includes revenues from the provision of public housing:

Market rent and other tenant charges	1,391	1,329
Less: Rental subsidies to tenants	(726)	(686)

Rentals from Public Housing	665	643
Investment Revenue comprises:
Interest and managed fund earnings	480	1,492
Rentals from investment properties	117	116
Other	23	130

	620	1,738

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

3.	EXPENSES

	2007-08	2006-07
	$m	$m

Superannuation Expense comprises
Defined benefit plans, excluding actuarial gains/losses(a)	1,175	1,460
Defined contribution plans	1,412	1,268

	2,587	2,728

(a)	Refer Note 20 for a dissection of defined benefits superannuation expense by component.

Other Employee Benefits Expenses comprise:
Salaries and wages (including recreation leave)	21,693	20,330
Long service leave	774	667
Other	1,421	1,047

	23,888	22,044

Other Operating Expenses comprise:
Operating lease rentals — minimum lease payments	702	668
Consultancy fees	99	68
Inventories used up	1,424	1,359
Audit fees(b) — for audit	—	—
— for other services	—	—
Insurance claims	432	193
Lottery prizes and other statutory lottery payments	836	777
Supplies and other services	9,621	8,935
External maintenance (excluding employee costs associated with maintenance)	2,901	2,757

	16,015	14,757

(b)	Fees of $24 million for audit, and $5 million for other services to the Audit Office of NSW (2006-07 $23 million for audit and $3 million for other services) have not been recognised as expenses because they have been eliminated in consolidation of the NSW Public Sector.

Depreciation and Amortisation expense comprise:
Depreciation on
— Buildings	1,140	1,080
— Plant and equipment	1,115	1,047
— Infrastructure systems	2,171	2,065
Amortisation	292	272

	4,718	4,464

Grants and Subsidies include contributions by the State for:
Education and training	1,012	957
Ageing, disability and home care services	976	905
Health	888	743
Public transport	665	603
Community services	569	526
First Home Owners Scheme	326	324
Finance Costs include:
Charges relating to finance leases	58	55
Unwinding of the discount on provision liabilities	405	416

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

4.	GAINS/(LOSSES)

	2007-08	2006-07
	$m	$m

Net Gain/(Loss) from Disposal of:
Property, plant and equipment	67	12
Financial instruments	45	(9)
Intangible assets	(1)	(3)

	111	—

Other Net Gains/(Losses) — from Fair Value Adjustments through the Operating Statement
Defined benefits superannuation — actuarial gains and losses(a)	(3,646)	3,502
Consolidation adjustment to RTA land under the roads(b)	(71)	(101)
Investment property	88	68
Non-current assets classified as held for sale	—	(11)
Forestry stock write offs and market value adjustments (biological assets)	76	(185)
Intangible assets	(65)	2
Financial instruments	141	(41)
Impairment of receivables	(100)	(125)
Other	(90)	(9)

	(3,667)	3,100

(a)	Refer Note 20 for a dissection of the defined benefit superannuation gains and losses by component.

(b)	No valuation has been included in the Total State Sector Accounts for land under roads and within road reserves. During 2007-08 the Roads and Traffic Authority identified land under roads of $71 million (2007 $101 million) which was reported in previous years as part of Land and Buildings. As it is Treasury’s policy to apply the transitional provisions in AASB 1045, and to report land under roads in the Total State Sector Accounts at nil value, an adjustment of $71 million has been made to derecognise the value of these assets which has been included in the accounts of the Roads and Traffic Authority. The $71 million cost value of these assets has been recorded as a valuation loss.

5.	SIGNIFICANT ITEMS

	2007-08	2006-07
	$m	$m

The Operating Surplus includes the following Significant Revenue/(Expense) Items:
Purchaser stamp duty and interest from a one-off assessment relating to a single
large transaction	—	424
Self funded worker’s compensation claims expense was negative in 2006-07 due to an improved claims experience, and an increase in the liability discount rate	(268)	36
Interest and managed fund earnings fell significantly in 2007-08 reflecting lower financial market returns	480	1,492
Capital grant contribution by the Queensland Government for the Tugun Bypass Tunnel(a)	144	190

	356	2,142

(a)	Refer to Note 1 ‘Change in accounting policies, the correction of errors, and revisions to estimates’, for further details.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

6.	CASH AND CASH EQUIVALENT ASSETS

	2008	2007
	$m	$m

Cash administered by NSW Treasury Corporation
Hour Glass Cash Facility (managed fund)	2,469	2,275
Special Client Mandate (Short term deposits facility)	160	403
Cash and deposits held at other financial institutions	2,284	1,642

	4,913	4,320

The State’s interest in Hour Glass Cash facilities are brought to account as cash because they enable deposits and withdrawals to be made on a daily basis and are not subject to significant risk of a change in value.

7.	RECEIVABLES

	2008	2007
	$m	$m

Current Receivables
Debtors and accruals from
— Sale of goods and services(a)	2,197	2,346
— Taxation(b)	878	971
— Settlements receivable on new borrowings and other financial instruments	419	403
— Prepayments(c)	190	357
— Asset sales	33	36
— Interest	14	5
Advances receivable	18	9
Other(c)	1,485	1,523

	5,234	5,650
Less Allowance for Impairment(d)	(170)	(172)

Total Current Receivables	5,064	5,478

Non-Current Receivables
Dust Diseases’ insurance levies accrued(e)	1,015	844
Advances receivable	236	214
Prepayments	163	167
Other	254	327

	1,668	1,552
Less allowance for impairment(d)	(17)	(25)

Total Non-Current Receivables	1,651	1,527

(a)	Generally trade receivables from sale of goods and services are non-interest bearing with varying terms based on prevalent industry practice.

(b)	Taxation receivables in 2008 includes a $461 million (2007 $424 million) one-off stamp duty assessment, including interest, which is subject to appeal in the Supreme Court. The matter is currently in the legal discovery phase. The Chief Commissioner of State Revenue does not believe that there are grounds for impairing the receivable at this time.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(c)	The 2007 prepayments balance included extra contributions to satisfy prudential requirements associated with higher electricity spot prices. The other receivables balance in 2007 included accruals that were also associated with the electricity spot prices. These prices were due to very cold weather patterns in June 2007 increasing the demand, and future expected demand, for electricity.

(d)	Allowance for impairment mainly comprises allowance for doubtful debts related to sales of goods and services.

(e)	Refer Accounting Policy Note 1 “Receivables” for further details.

8.	FINANCIAL ASSETS AT FAIR VALUE

	2008	2007
	$m	$m

Current	5,600	4,534
Non-current	7,046	7,806

	12,646	12,340

Financial assets at fair value comprise:

Financial assets held for trading
Derivative Assets(a)
Electricity contracts	556	864
Swaps	15	29
Futures	5	5
Other	31	11

Held for trading	607	909

Designated and effective hedging instruments
Derivative Assets(a)
Swaps	86	25
Other	20	3

Hedging instruments	106	28

Financial assets designated at fair value through profit and loss
Fiduciary investments adminstered by NSW Treasury Corporation	5,155	6,187
Securities and placements held by NSW Treasury Corporation	5,724	3,943
Other	1,054	1,273

Designated at Fair Value through profit and loss	11,933	11,403

Total Financial Assets at Fair Value	12,646	12,340

(a)	Refer to Note 29 Financial Instruments for a description of the major types of derivatives.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

9.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2008	2007
	$m	$m

Current	—	—
Non-current	1,622	1,519

	1,622	1,519

Investments in Associates Accounted for Using the Equity Method comprise the State’s share in:
Snowy Hydro Ltd(a)	806	749
Murray Darling Basin Commission(b)	647	615
Law Courts Ltd(c)	133	119
Other entities	36	36

	1,622	1,519

(a)	Snowy Hydro Ltd

New South Wales has a 58 per cent share of Snowy Hydro Ltd, with the Commonwealth and Victorian governments retaining 13 per cent and 29 per cent respectively. It does not control the entity, with one of up to nine board directors. Thus, as New South Wales does not control the entity it has applied the equity method to account for its investment in Snowy Hydro Ltd.

Snowy Hydro Ltd is mainly involved in generating and marketing renewable electricity, as well as the storage and diversion of bulk water to the Murray and Murrumbidgee Rivers. There is no published quotation price for the fair value of this investment. New South Wales recognises its investment based upon 58 per cent of Snowy Hydro Ltd’s net assets reported in its financial report.

The reporting date of Snowy Hydro Ltd is the same as the Total State Sector Accounts.

There were no impairment losses relating to the investment in Snowy Hydro Ltd, however there were capital and other commitments as follows:

Amount of New South Wales’ share of Snowy Hydro Limited’s:
Capital expenditure commitments	15	29
Operating lease commitments	44	45

	59	74

The following table illustrates summarised information of New South Wales’ investment in Snowy Hydro Ltd:

	2008	2007
	$m	$m

Share of Snowy Hydro Ltd’s balance sheet:
Current assets	84	153
Non-current assets	1,270	1,264
Current liabilities	(156)	(231)
Non-current liabilities	(392)	(437)

Net Assets	806	749

Share of Snowy Hydro Ltd’s profit:
Revenue	373	348
Profit before income tax	76	38
Income tax expense	(20)	(14)

Profit after income tax	56	24

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(b)	Murray-Darling Basin Commission

New South Wales has a 26.67 per cent share of the Murray-Darling Basin Commission along with the Victorian and South Australian governments each retaining 26.67 per cent and the Commonwealth retaining the remaining 20 per cent.

The Murray-Darling Basin Commission is the executive arm of the Murray-Darling Basin Ministerial Council and is responsible for managing the River Murray and the Menindee Lakes system of the lower Darling River, as well as advising the Ministerial Council on matters related to the use of the water, land and other environmental resources of the Murray-Darling Basin.

The Ministerial Council comprises the Ministers responsible for land, water and environmental resources within the Contracting Governments (i.e. the Commonwealth, NSW, Victoria, SA, ACT and Qld). Resolutions of the Council require a unanimous vote.

The Commission comprises an independent President, two Commissioners from each Contracting Government and a representative of the ACT Government. Thus as New South Wales does not control the entity it has applied the equity method to account for its investment in the Murray-Darling Basin Commission.

The Commission is an autonomous organisation equally responsible to the governments represented on the Ministerial Council. It is not a government department, nor a statutory body of any individual government. It is not listed on any public exchange. Therefore there is no published quotation price for the fair value of this investment. New South Wales recognises its investment based upon 26.67 per cent of the value of the Commission’s net assets reported in its financial report.

The reporting date of the Murray-Darling Basin Commission is the same as the Total State Sector Accounts.

The following table illustrates summarised information of New South Wales’ investment in the Murray-Darling Basin Commission:

	2008	2007
	$m	$m

Share of Murray-Darling Basin Commission’s balance sheet:
Financial assets	140	145
Non-financial assets	517	476
Other liabilities	(10)	(6)

Net Assets	647	615

Share of Murray-Darling Basin Commission’s profit and movement in reserves
Revenue	46	35
Profit before income tax	8	5
Income tax expense	—	—

Profit after income tax	8	5
Net credit to asset revaluation reserve	24	22

Total change in equity	32	27

There were no impairment losses relating to the investment in the Murray-Darling Basin Commission, however there were capital and other commitments as follows:

Amount of New South Wales’ share of Murray-Darling Basin Commission:
Capital expenditure commitments	22	—
Operating lease commitments	4	5
Other expenditure commitments	12	5

	38	10

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(c)	Law Courts Ltd

New South Wales has a 52.5 per cent share of Law Courts Ltd along with the Commonwealth retaining the remaining 47.5 per cent. Each jurisdiction has appointed 3 directors in accordance with the company’s constitution. Thus as New South Wales does not control the entity it has applied the equity method to account for its investment in Law Courts Ltd.

Law Courts Ltd is an unlisted public company, limited by guarantee that was incorporated in Australia, to provide building management services for the Law Courts Building in Queen Square, Sydney. There is no published quotation price for the fair value of this investment. New South Wales recognises its investment based upon 52.5 per cent of Law Courts Ltd’s net assets reported in its financial report.

The reporting date of Law Courts Ltd is the same as the Total State Sector Accounts.

There were no impairment losses relating to the investment in the Law Courts Ltd and there were no material capital or other expenditure commitments.

The following table illustrates summarised information of New South Wales’ investment in Law Courts Ltd:

	2008	2007
	$m	$m

Share of Law Courts Ltd balance sheet:
Current assets	23	18
Non-current assets	113	101
Current liabilities	(3)	—
Non-current liabilities	—	—

Net Assets	133	119

Share of Law Courts Ltd profit and movement in reserves:
Revenue	25	11
Profit before income tax	11	9
Income tax expense	—	—

Profit after income tax	11	9

Net credit to asset revaluation reserve	3	—

Total change in equity	14	9

JOINTLY CONTROLLED ASSETS AND OPERATIONS

The State’s share of these joint controlled operations has been consolidated as follows:

		Output Interest
		2008	2007
		%	%

Name of Joint Venture	Principal Activity
Sunshine Electricity Joint Venture	Electricity Generation	50	50

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	2008	2007
	$m	$m

Share of Assets
The State’s interest in assets employed in the above jointly controlled assets joint venture is detailed below
Inventories	1	—
Receivables	1	—
Property, Plant and Equipment	105	85

Total Assets	107	85

Share of Capital Commitments	2	16

		Input Interest
		2008	2007
		%	%

Name of Joint Venture	Principal Activity
Joint Government Enterprise Limited — Water for Rivers	Funding of Water Saving Initiatives for Snowy and Murray River systems	40	40

	2008	2007
	$m	$m

Share of Assets
The State’s interest in assets employed in the above joint venture is detailed below
Cash	41	54

Total Assets	41	54

Share of Capital Commitments	41	54

10.	INVENTORIES

	2008	2007
	$m	$m

Current	742	678
Non-current	381	433

	1,123	1,111

Inventories comprise:
Held for Distribution:
— Consumable Stores
— At cost	7	8
— At current replacement cost	1	3
Raw Materials:
— At cost	204	162
Work in Progress:
— At cost	19	9
Finished Goods:
— At cost	17	16
— At net realisable value	1	1
Consumable Stores:
— At cost	375	367
— At net realisable value	13	12
Land Held for Resale(a)	486	533

	1,123	1,111

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(a)	Land held for resale, for government authorities that trade in land, has been recorded at:

Acquisition Cost	301	309
Development Cost	145	188
Other Costs	40	36

	486	533

11.	NON CURRENT ASSETS (OR DISPOSAL GROUPS) HELD FOR SALE

	2008	2007
	$m	$m

Assets Held For Sale
Land and Buildings	190	316
Plant and Equipment	3	3
Infrastructure Systems	—	76

	193	395

The following Liabilities and Equity are associated with the above assets held for sale

Liabilities Directly Associated with Assets Held For Sale
Liabilities	—	—

	—	—

Amounts Recognised Directly in Equity Relating to Assets Held For Sale
Property, Plant and Equipment asset revaluation increments	24	30

	24	30

Land and Buildings held for sale include residential properties, under-utilised non-infrastructure land and properties that have been classified as surplus to the needs of the State. Residential properties relate to properties held under the Public Equity Partnership Scheme. Under this Scheme, properties are required to be sold when they meet pre-determined criteria. By the expiration of the Schemes in 2011 and 2013, all of the relevant properties will be sold. The Roads and Traffic Authority has an annual sales program for the sale of its surplus properties.

Assets held for sale are expected to be sold in the following financial year using a number of disposal options including auction, tender, direct negotiation and through appropriate property swaps.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

12.	PROPERTY, PLANT AND EQUIPMENT

	Land and	Plant and	Infrastructure
	Buildings	Equipment	Systems	Total
	$m	$m	$m	$m

At 1 July 2007
Gross Value	106,285	16,176	139,477	261,938
Accumulated amortisation and impairment	(19,390)	(5,646)	(57,188)	(82,224)

Net carrying amount	86,895	10,530	82,289	179,714

At 30 June 2008
Gross Value	112,912	17,166	162,921	292,999
Accumulated amortisation and impairment	(22,053)	(6,240)	(68,131)	(96,424)

Net carrying amount	90,859	10,926	94,790	196,575

Reconciliation:
Year ended 30 June 2008
Net carrying amount at start of year	86,895	10,530	82,289	179,714

Additions	2,193	1,406	7,097	10,696
Assets classified to held for sale	(134)	(1)	(2)	(137)
Disposals	(291)	(246)	(105)	(642)
Net revaluation increments recognised in reserves	3,416	264	10,307	13,987
Impairment losses:
recognised in equity	(21)	(2)	(2,548)	(2,571)
reversals in equity	—	—	—	—
recognised in the Operating Statement	(71)	—	—	(71)
reversals in the Operating Statement	—	—	—	—
Depreciation expense	(1,140)	(1,115)	(2,171)	(4,426)
Other movements (inc. amortisation of leased assets)	12	90	(77)	25

Net carrying amount at end of year	90,859	10,926	94,790	196,575

Revaluations are made with sufficient regularity to ensure that the carrying amount of property, plant and equipment does not materially differ from fair value at the reporting date. The State assesses at each reporting date whether there is any indication that an asset’s carrying amount differs materially from fair value. If any indication exists, the asset is revalued. Subject to the above, assets are revalued at least every five years.

During 2007-08, the revaluations included the following:

•	Road infrastructure and properties were revalued upwards by $4,703 million. The Roads and Traffic Authority includes the assets recorded initially at cost, and the annual percentage increase in the Road Cost Index (RCI) is applied each year until the following unit replacement review is undertaken. Subsequent to the review, infrastructure is valued using the unit replacement rates, adjusted by the RCI as applicable.

•	Railcorp revalued upwards its trackwork and other infrastructure by $2,088 million and its land and buildings by $1,245 million. Railcorp trackwork and infrastructure was valued as at June 2008 at depreciated replacement cost ie the current replacement cost of each asset less accumulated depreciation (where depreciation is calculated by reference to the remaining life of each asset as determined by Railcorp engineers). Replacement cost is measured by reference to the lowest cost of replacing the economic benefits with a technologically modern equivalent optimised asset, having regard to the differences in the quality and quantity of outputs and operating costs, and adjusting for over design, overcapacity and redundant components.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

•	Macquarie Generation’s power station infrastructure was revalued upwards by $1,076 million as at June 2008 using the discounted cashflow, or value in use method by Australian Property Monitors on behalf of Colliers International Consultancy and Valuation Pty Ltd. Management has determined that the depreciated replacement costs as determined by the independent valuers equates to fair value.

	Land and	Plant and	Infrastructure
	Buildings	Equipment	Systems	Total
	$m	$m	$m	$m

At 1 July 2006
Gross Value	102,566	15,251	128,480	246,297
Accumulated amortisation and impairment	(18,078)	(5,055)	(52,428)	(75,561)

Net carrying amount	84,488	10,196	76,052	170,736

At 30 June 2007
Gross Value	106,285	16,176	139,477	261,938
Accumulated amortisation and impairment	(19,390)	(5,646)	(57,188)	(82,224)

Net carrying amount	86,895	10,530	82,289	179,714

Reconciliation:
Year ended 30 June 2007
Net carrying amount at start of year	84,488	10,196	76,052	170,736

Additions	2,566	1,447	5,395	9,408
Assets classified to held for sale	(183)	—	(3)	(186)
Disposals	(336)	(271)	(117)	(724)
Net revaluation increments recognised in reserves	1,545	201	3,341	5,087
Impairment losses:
recognised in equity	—	(4)	(1,802)	(1,806)
reversals in equity	3	—	775	778
recognised in the Operating Statement	(6)	—	(3)	(9)
reversals in the Operating Statement	5	—	—	5
Depreciation expense	(1,080)	(1,047)	(2,065)	(4,192)
Other movements (inc. amortisation of leased assets)(a)	(107)	8	716	617

Net carrying amount at end of year	86,895	10,530	82,289	179,714

(a)	Other movements includes amount reclassified at 1 July 2005 in relation to the correction of errors and changes in accounting policies.

During 2006-07, the revaluation movements included the following:

•	The Roads and Traffic Authority (RTA) revaluation of property, plant and equipment resulted in a net increment being brought to account. Land and buildings were devalued by $63 million and infrastructure systems were revalued up by $990 million during the year, as follows:

i) Roads $678 million (excluding land under the roads)

ii) Bridges $298 million

iii)	Traffic Signals Network $14 million. The valuation policies provide for roads, bridges and the traffic signals network, to be revalued periodically using the modern equivalent replacement cost method. The determination of unit replacement rates is carried out at least every five years by suitably qualified engineering contractors and employees of the RTA. Assets are recorded initially at construction cost and the annual percentage increase in the road cost index is applied each year until the following unit replacement review is undertaken.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

•	An independent review of the written down optimised replacement value of the Eraring power station and hydro and wind assets was conducted by Rodney Hyman Asset Services as at 30 June 2007. The revaluation resulted in an increase to infrastructure assets (the power station building and equipment) of $584 million, recognised above as $1,824 million net revaluation increment and $1,240 million impairment loss recognised in equity.

•	A revaluation of Delta Electricity power stations resulted in an increment of $275 million.

13.	INVESTMENT PROPERTIES

	2008	2007
	$m	$m

FAIR VALUE
Opening balance 1 July	1,400	1,513

Additions (from acquisitions or subsequent expenditure)	27	13
Disposals, and transfers of assets held for sale	(27)	—
Net gain/(loss) from fair value adjustment	88	68
Other changes	58	(194)

Closing Balance 30 June	1,546	1,400

The following amounts from Investment Properties activity have been recognised in the operating statement:

Rental income	117	116
Direct operating expenses;
— that generated rental income	21	24
— that did not generate rental income	—	—

Property interests held under operating leases, including 99 year leases (where payment has been received upfront), are classified and accounted for as investment property.

The fair value of investment properties comprises valuations carried out by independent, professionally qualified valuer’s with recent experience in the location and category of the investment property. These include:

BEM Property Consultants Pty Ltd
Jones Lang Lasalle
Landmark White
M J Davis Valuations Pty Ltd
Messrs Colliers International Consultancy and Valuation Pty Ltd
Preston Rowe Paterson NSW Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

14.	FORESTRY STOCK AND OTHER BIOLOGICAL ASSETS

	Softwood	Hardwood
	Plantation	Plantation	Native Forest
	Timber	Timber	Timber	Total 2008
	$m	$m	$m	$m

Valuation
Net market value	986	—	353	1,339
Carrying amount	—	64	—	64

Total timber at beginning of reporting period	986	64	353	1,403

Capital expenditure — plantation establishment & development	19	4	—	23
Capitalisation of borrowing costs	10	—	—	10
Write-off of growing stock &/or establishment costs	(1)	—	—	(1)

Carrying amount as at year end (prior to adjusting for changes in net market value)	1,014	68	353	1,435

Net market value	1,111	—	333	1,444
Carrying amount	—	68	—	68

Total forestry stock at reporting period	1,111	68	333	1,512

Other biological assets (livestock and fodder)				7

Total forestry stock and other biological assets at reporting period				1,519

Net increment/(decrement) in the market value of timber(a)	97	—	(20)	77

	Hectares	Hectares	Hectares	Hectares

Forest Area
Total area	192,711	27,353	2,021,571	2,241,635

(a)	Refer Note 1 ‘Forestry Stock and Other Biological Assets’ for information on the valuation of hardwood plantations.

The Department of Environment and Conservation has forests, including those within national parks and wilderness areas, which do not form part of this note due to the restrictions on their use by virtue of the National Parks and Wildlife Act 1974.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	Softwood	Hardwood
	Plantation	Plantation	Native Forest
	Timber	Timber	Timber	Total 2007
	$m	$m	$m	$m

Valuation
Net market value	1,111	—	386	1,497
Carrying amount	—	62	—	62

Total timber at beginning of reporting period	1,111	62	386	1,559

Capital expenditure — plantation establishment & development	20	2	—	22
Capitalisation of borrowing costs	9	—	—	9
Write-off of growing stock &/or establishment costs	(13)	—	—	(13)

Carrying amount as at year end (prior to adjusting for changes in net market value)	1,127	64	386	1,577

Net market value	987	—	352	1,339
Carrying amount	—	64	—	64

Total forestry stock at reporting period	987	64	352	1,403

Other biological assets (livestock and fodder)				6

Total forestry stock and other biological assets at reporting period				1,409

Net increment/(decrement) in the market value of timber(a)	(140)	—	(34)	(174)

	Hectares	Hectares	Hectares	Hectares

Forest Area
Total area	196,821	26,815	1,997,376	2,221,012

(a)	Refer Note 1 ‘Forestry Stock and Other Biological Assets’ for information on the valuation of hardwood plantations.

The Department of Environment and Conservation has forests, including those within national parks and wilderness areas, which do not form part of this note due to the restrictions on their use by virtue of the National Parks and Wildlife Act 1974.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

15.	INTANGIBLES

	Computer
2007-08 Carrying Amounts	Software	Easements(a)	Other	Total
	$m	$m	$m	$m

At 1 July 2007
Cost (gross carrying amount)	2,170	646	39	2,855
Accumulated amortisation and impairment	(1,231)	(33)	(20)	(1,284)

Net carrying amount	939	613	19	1,571

At 30 June 2008
Cost (gross carrying amount)	2,393	760	42	3,195
Accumulated amortisation and impairment	(1,374)	(28)	(23)	(1,425)

Net carrying amount	1,019	732	19	1,770

Annual Movement for Year ended 30 June 2008
Net carrying amount at start of year	939	613	19	1,571

Additions	357	111	38	506
Disposal/Classified to assets held for sale	(1)	—	—	(1)
Impairment	(51)	(2)	(12)	(65)
Amortisation	(213)	—	(26)	(239)
Other — movements	(12)	10	—	(2)

Net carrying amount at end of year	1,019	732	19	1,770

(a)	Includes easements over land, and water rights.

Estimates

	Computer Software	Easements	Other

Useful lives	Finite	Indefinite	Finite
Amortisation method	4 years straight line	Not amortised	Various
Internally Generated/Acquired	Both	Acquired	Both
Impairment test/Recoverable amount testing	Where an indicator of impairment exists	Annually and where an indicator of impairment exists	Where an indicator of impairment exists

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	Computer
2006-07 Carrying Amounts	Software	Easements(a)	Other	Total
	$m	$m	$m	$m

At 1 July 2006
Cost (gross carrying amount)	1,909	607	53	2,569
Accumulated amortisation and impairment	(1,090)	(41)	(18)	(1,149)

Net carrying amount	819	566	35	1,420

At 30 June 2007
Cost (gross carrying amount)	2,170	646	39	2,855
Accumulated amortisation and impairment	(1,231)	(33)	(20)	(1,284)

Net carrying amount	939	613	19	1,571

Annual Movement for Year ended 30 June 2007
Net carrying amount at start of year	819	566	35	1,420

Additions	378	56	1	435
Disposal/Classified to assets held for sale	(1)	—	(1)	(2)
Impairment	2	—	—	2
Amortisation	(191)	(20)	(3)	(214)
Other — movements	(68)	11	(13)	(70)

Net carrying amount at end of year	939	613	19	1,571

(a)	Includes easements over land, and water rights.

16.	OTHER ASSETS

	2008	2007
	$m	$m

Current	224	288
Non current	1,327	1,253

	1,551	1,541

Other Assets comprise:
Emerging interest in the Sydney Harbour Tunnel	671	659
Right to receive privately financed transport and sporting infrastructure	665	553
Prepaid superannuation contributions(a)	7	115
Other	208	214

	1,551	1,541

(a)	Refer Provisions Note 20 for further information on the Energy Industries Superannuation Scheme (EISS). In June 2008, the asset balance only represents that component of the EISS that is overfunded. There is a further unfunded component reported in Note 20 as a provision liability.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

17.	PAYABLES

	2008	2007
	$m	$m

Payables include:
Accrued employee benefits(a)	545	475
Interest accrued on borrowings and advances	428	478
Settlement payable on borrowings and other financial instruments	305	531

(a)	Refer to Note 20 Provisions for information on other employee benefit liabilities

Other payables include trade creditors which are generally non-interest bearing with various terms based on prevalent industry practice.

18.	BORROWINGS AT AMORTISED COST

	2008	2007
	$m	$m

Current	4,214	6,940
Non current	33,600	25,893

	37,814	32,833

Borrowings at amortised cost comprise(a)
Liability to Commonwealth Government	855	882
Domestic and foreign borrowings	35,986	31,295
Bank overdraft	271	123
Finance leases(b)	702	533

	37,814	32,833

(a)	A schedule of maturity analysis (at face value) including future interest commitments is reported in Note 29 Financial Instruments.

(b)	Future minimum lease payments under finance leases are payable for each of the following periods:

Not later than one year	101	112
Between one and five years	400	350
Later than five years	913	808

Minimum lease payments	1,414	1,270
Less: Future finance charges	(712)	(737)

Present value of minimum lease payments	702	533

The State has signed an agreement for a Rail Rollingstock Public Private Partnership, which constitutes a finance lease. There is no finance lease liability as at 30 June 2008 as neither the rolling stock sets nor the maintenance facility have been completed and capitalised at this date. Delivery is scheduled to occur across the period from 2009 to 2013. The finance lease liability and aggregate minimum lease payments totalling $9,459 million (nominal dollars) or $3,650 million (in net present value as at 30 June 2006) have not been reported in the above note.

In 2006-07 a private sector company was engaged to finance, design, construct and maintain the Long Bay Forensic and Prison Hospitals under a project deed. The project is due for completion at the end of 2008 when control of the assets will pass to the State, and the future finance lease liability will be recognised over the period to July 2034. The estimated value of the liability is unable to be fully determined because of uncertain

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

future events and has not been reported above. Further, the State has entered into contracts for future finance leases, whose liabilities and commitments have yet to be recognised, as control of the assets will only occur in the future, upon project completion for the Bonnyriggg Public Housing Estate.

19.	DERIVATIVE LIABILITIES AT FAIR VALUE

	2008	2007
	$m	$m

Current	893	2,811
Non current	431	1,128

	1,324	3,939

Derivative liabilities at fair value comprise:
Derivatives held for trading
Swaps	552	710
Electricity contracts(a)	49	291
Futures	23	14
Other	52	36

Held for trading	676	1,051

Designated and effective hedging instruments
Swaps	294	229
Electricity contracts(a)	336	2,638
Other	18	21

Hedging instruments	648	2,888

Total Derivative Liabilities at Fair Value	1,324	3,939

(a)	Derivative Electricity Hedging Contracts

It is the policy of state-owned electricity generators to hedge their risk associated with fluctuations in the sale price of electricity into the national electricity market. This is by entering into derivative contracts with wholesale electricity market counterparties.

These derivatives are marked to market and their fair values are measured based on industry accepted valuation methodologies and a forward curve, in accordance with AASB 139 Financial Instruments: Recognition and Measurement.

The fair value of electricity derivative contracts as at 30 June 2007 reflected high market prices, in both the spot market and extremely volatile forward pricing of electricity. This was due to a combination of factors, including the prolonged effects of drought conditions, supply interruptions particularly in the last quarter of the financial year and increased demand, a result of very cold weather in June 2007.

These factors improved during July and August 2007, with a corresponding reduction in spot market prices and the electricity forward price curve falling significantly. As a consequence the fair value of electricity derivative liabilities decreased significantly in the 2007-08 reporting period.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

20.	PROVISIONS

	2008	2007
	$m	$m

Current	10,468	9,908
Non current	23,691	20,068

	34,159	29,976

These comprise:
Employee Benefits Provisions
Unfunded superannuation(a)	17,768	14,183
Long service leave and other leave entitlements	7,897	7,533
Self funded worker’s compensation	2,191	2,168
Other	463	463

Total Provision for Employee Benefits(b)	28,319	24,347
Other Provisions
Outstanding claims:
— Self Insurance Corporation (excluding self funded worker’s compensation)	2,308	2,507
— for dust diseases	1,648	1,516
— WorkCover Authority	102	173
— Lifetime Care and Support Scheme	284	38
HIH loss compensation	124	128
Building and Construction Industry Long Service Payments Scheme	556	529
Provision for Land Remediation and Other Restoration Costs	338	296
Other	480	442

Total Other Provisions	5,840	5,629

Total Employee Benefits and Other Provisions	34,159	29,976

	2008	2007
	$m	$m

Insurance Recoveries Receivable include those accrued by:
Self Insurance Corporation — for reinsurance and other recoveries receivable	181	187
Workers’ Compensation (Dust Diseases) Board — insurance levies accrued	1,018	860
Fair Trading Administration Corporation	1	2

	1,200	1,049

(a)	Refer to separate table in this note for a dissection of the superannuation liability by scheme.

(b)	Employee Benefit Liabilities comprise:

	2008	2007
	$m	$m

Accrued employee benefits reported as payables	545	475
Employee benefit provisions	28,319	24,347

Aggregate Employee Benefit Liabilities	28,864	24,822

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

2007-08 MOVEMENT IN OTHER PROVISIONS

			Amounts	Unused	Unwinding/
	Carrying	Additional	Used	Amounts	Change in	Carrying
	Amount	Provision	During	Reversed	Discount Rate	Amount
	1 July 2007	2007-08	2007-08	2007-08	2007-08	30 June 2008
	$m	$m	$m	$m	$m	$m

Outstanding claims:
— Self Insurance Corporation (excluding worker’s compensation)	2,507	368	(389)	(335)	157	2,308
— for dust diseases	1,516	116	(77)	—	93	1,648
— WorkCover Authority	173	6	(76)	—	(1)	102
— Lifetime Care and Support Scheme	38	246	—	—	—	284
HIH loss compensation	128	18	(56)	31	3	124
Building and Construction Industry
Long Service Payments Scheme	529	40	(47)	—	34	556
Land Remediation and other Restorations	296	119	(59)	(13)	(5)	338
Other	442	266	(197)	(29)	(2)	480

Total Other Provisions	5,629	1,179	(901)	(346)	279	5,840

2006-07 MOVEMENT IN OTHER PROVISIONS

			Amounts	Unused	Unwinding/
	Carrying	Additional	Used	Amounts	Change in	Carrying
	Amount	Provision	During	Reversed	Discount Rate	Amount
	1 July 2006	2006-07	2006-07	2006-07	2006-07	30 June 2007
	$m	$m	$m	$m	$m	$m

Outstanding claims:
— Self Insurance Corporation (excluding worker’s compensation)	2,545	365	(284)	(274)	155	2,507
— for dust diseases	1,551	(63)	(66)	—	94	1,516
— WorkCover Authority	223	(66)	12	(4)	8	173
— Lifetime Care and Support Scheme	—	38	—	—	—	38
HIH loss compensation	177	—	(54)	14	(9)	128
Building and Construction Industry
Long Service Payments Scheme	513	36	(50)	30	—	529
Land Remediation and other Restorations	293	37	(23)	(14)	3	296
Other	315	227	(104)	—	4	442

Total Other Provisions	5,617	574	(569)	(248)	255	5,629

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

UNFUNDED SUPERANNUATION LIABILITY

The following note provides information about the State’s defined benefits superannuation schemes. All references are to the December 2004 version of AASB 119 Employee Benefits.

It contains information on:

•	the various superannuation schemes

•	major economic assumptions

•	the movement in 2007-08 liabilities and the impact of assumptions

•	composition of the unfunded liabilities by scheme, recognised in the balance sheet, and member numbers

•	the annual movement by scheme in defined benefit obligations

•	the annual movement by scheme in the fair value of fund assets

•	annual superannuation expense

•	actual return on plan assets

•	fund assets (by asset class)

•	funding arrangements for employer contributions. This includes the scheme liabilities as reported by the trustees (using different discount rates), recommended contribution rates, funding method, and economic assumptions

•	nature of asset/liability

•	demographic assumptions.

NSW Public Sector Defined Benefit Superannuation Schemes

State public sector superannuation liability is made up of the assets and liabilities of the following schemes:

•	State Authorities Non Contributory Superannuation Scheme (SANCS)

•	Police Superannuation Scheme (PSS)

•	State Authorities Superannuation Scheme (SASS)

•	State Superannuation Scheme (SSS)

•	Energy Industries Superannuation Schemes (EISS).

•	Judges’ Pension Scheme (JPS), and

•	Parliamentary Contributory Superannuation Scheme (PCSS).

All of the above schemes (except for JPS) are closed to new entrants. The PCSS was closed to new entrants from March 2007.

The SAS Trustee Corporation’s (STC) actuary Mercer Human Resource Consulting calculated the unfunded liabilities of the State Public Sector superannuation schemes for the year ended 30 June 2008 and 30 June 2007 under AASB 119 Employee Benefits and AAS 25 Financial Reporting by Superannuation Plans.

SASS, SSS, PSS and SANCS, the State Super Fund schemes are all defined benefit schemes — at least a component of the final benefit is derived from a multiple of member salary and years of membership. These schemes are closed to new members.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The Projected Unit Credit (PUC) valuation method was used to determine the present value of the defined benefit obligations and related current service costs. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligations.

Actuarial gains and losses are recognised immediately in profit and loss in the year in which they occur.

All Fund assets are invested in STC at arm’s length through independent fund managers.

The estimate of accrued benefit liabilities of the Total State Sector is based on calculations carried out by Mercer Human Resource Consulting, the STC’s actuary. Actuarial calculations were based on scheme membership data as at 30 April 2008 (EISS 30 June 2008) projected to 30 June 2008. The fair value of pooled fund assets comprises the actual June 2008 balance. Forecast demographic assumptions are consistent with the 2006 Triennial Valuation of the State Super Fund schemes.

The principal economic assumptions at the reporting dates are as per the following tables.

Major Economic Assumptions	30 June 2008	30 June 2007

State Super Fund Schemes
Discount rate at 30 June	6.55% pa	6.4%
Expected return on assets backing current pension liabilities	8.3%	7.6%
Expected return on assets backing other liabilities	7.3%	7.6%
Expected salary increases	3.5% pa	4.0% pa to 2008 3.5% pa thereafter
Expected rate of CPI increases	2.5% pa	2.5% pa
EISS
Discount rate at 30 June(*)	6.19% pa	5.9% Pa
Expected return on assets backing current pension liabilities	8.3%	7.6%
Expected return on assets backing other liabilities	7.3%	7.6%
Expected salary increases	6.0% pa to 2009 4.0% pa thereafter	6.0% pa to 2009 4.0% pa thereafter
Expected rate of CPI increases	2.5% pa	2.5% pa

*	Tax adjusted

The unfunded superannuation liabilities shown are for employers and employees combined and are the difference between the present value of forecast employees’ accrued benefits at balance date and the estimated net market value of scheme assets to meet them at that date.

An employer does not have to recognise the Future Service Liability, as this is used to determine if there should be an asset ceiling limit (AASB 119, paragraph 58, December 2004). Under AASB 119, any recognised prepaid superannuation asset cannot be more than the total unrecognised past service cost and the present value of any available economic benefits in plan refunds or future plan contribution reductions. If there is no surplus in excess of recovery, an asset ceiling limit is not imposed.

Movement in the 2007-08 Unfunded Liabilities and the Impact of Assumptions

The significant increase in unfunded liabilities over the twelve months to 30 June 2008 is largely explained by the net effect of several factors:

•	lower investment returns than expected. The actual investment performance of the State Super Fund was negative 7.2 per cent (negative 8.6 per cent for EISS) in 2007-08, which is lower than the long term actuarially applied rate.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

•	an increase in the accrued benefits due to an additional year of service being provided by current State Super Fund scheme contributors; and

•	one year less discounting for the present value of total future benefit payments.

•	This was partly offset by:an increase in the State Super Fund liability discount rate from 6.4 per cent to 6.55 per cent (EISS 5.9 per cent to 6.19 per cent).

•	The actuaries apply estimating techniques to value the unfunded superannuation liabilities. In estimating these liabilities, there are many assumptions, as well as market forces that can impact the liability value over the next financial year.

The major potential for volatility arises from:

•	movements in the market prices of plan assets, and

•	the 30 June long-term Commonwealth government bond rate, which is applied to discount the accrued liabilities.

The future liability value can also be impacted, generally to a lesser degree, by revisions to long-term actuarial assumptions including those listed in the adjacent table, as well as changes to mortality and other actuarially applied rates.

Due to the number of variables it is impracticable to provide a meaningful sensitivity analysis on the volatility of the defined benefit superannuation liabilities for changes in assumptions.

2008 Member Numbers and Superannuation Position prepared in accordance with AASB 119

	NSW Public Sector Superannuation Scheme
Member Numbers	SASS	SANCS	SSS	PSS	JPS	PCSS	EISS(a)	Total

Contributors	47,191	70,453	20,690	2,572	138	99	4,269	145,412
Deferred benefits	—	—	3,189	139	—	2	31	3,361
Pensioners	4,234	—	37,590	6,043	189	265	313	48,634
Pensions fully commuted	—	—	15,930	—	—	—	12	15,942

Superannuation Position for AASB 119 Purposes	$m	$m	$m	$m	$m	$m	$m	$m

Accrued Liability(b)	11,613	2,373	27,226	6,888	553	374	1,764	50,791
Fair value of plan assets(b)	(7,855)	(1,082)	(19,008)	(3,459)	—	(254)	(1,700)	(33,358)

	3,758	1,291	8,218	3,429	553	120	64	17,433

Future Service Liability(c)	(1,952)	(834)	(891)	(270)	—	—	(267)	(4,214)
Adjustment for limitation on net asset	29	16	283	—	—	—	—	328

Net (asset)/liability disclosed in balance sheet	3,787	1,307	8,501	3,429	553	120	64	17,761

2007 Member Numbers and Superannuation Position prepared in accordance with AASB 119

	NSW Public Sector Superannuation Scheme
Member Numbers	SASS	SANCS	SSS	PSS	JPS	PCSS	EISS(a)	Total

Contributors	50,430	76,166	22,806	2,930	138	109	4,395	156,974
Deferred benefits	—	—	3,531	176	—	—	30	3,737
Pensioners	4,413	—	36,164	5,877	189	269	299	47,211
Pensions fully commuted	—	—	15,966	—	—	—	12	15,978

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Superannuation Position for AASB 119 Purposes	$m	$m	$m	$m	$m	$m	$m	$m

Accrued Liability(b)	12,069	2,372	26,947	6,788	539	396	1,766	50,877
Fair value of plan assets(b)	(8,418)	(1,013)	(21,793)	(4,099)	—	(303)	(1,881)	(37,507)

	3,651	1,359	5,154	2,689	539	93	(115)	13,370

Future Service Liability(c)	(2,086)	(867)	(1,031)	(330)	—	—	(331)	(4,645)
Adjustment for limitation on net asset	141	52	505	—	—	—	—	698

Net (asset)/liability disclosed in balance sheet	3,792	1,411	5,659	2,689	539	93	(115)	14,068

(a)	For June 2008 the net EISS liability of $64 million comprises $71m of unfunded superannuation provision liabilities less $7 million of prepaid superannuation contribution assets. Prepaid superannuation contributions are reported in Note 16 Other Assets.

(b)	The accrued benefits liability less the net market value of scheme assets represents the defined benefits obligation of the government. For SASS, it includes the accumulation component (i.e. employee accrued benefit liabilities and equivalent employee scheme assets).

(c)	The Future Service Liability (FSL) does not have to be recognised by an employer. It is only used to determine if an asset ceiling limit should be imposed (AASB 119, para 58). Under AASB 119, any prepaid superannuation asset recognised cannot exceed the total of any unrecognised past service cost and the present value of any economic benefits that may be available in the form of refunds from the plan or reductions in future contributions to the plan. Where the “surplus in excess of recovery” is zero, no asset ceiling limit is imposed.

Reconciliation of the present value of the defined benefit obligation for 2007-08

	Accrued						Accrued
	Benefits	Current		Contributions	Actuarial		Benefits
	1 July	Service	Interest	by Fund	(Gains)/	Benefits	30 June
NSW Public Sector Superannuation Scheme	2007	Cost(a)	Cost(a)	Participants	Losses(a)	Paid	2008(b)
	$m	$m	$m	$m	$m	$m	$m

State Super Fund
— State Authorities Superannuation Scheme	12,069	343	747	199	(777)	(968)	11,613
— State Authorities Non-Contributory Superannuation Scheme	2,372	111	146	—	(37)	(219)	2,373
— State Superannuation Scheme	26,947	188	1,667	225	(239)	(1,562)	27,226
— Police Superannuation Scheme	6,788	81	423	14	(27)	(391)	6,888
Parliamentary Contributory Superannuation Scheme	396	9	24	2	(34)	(23)	374
Judges’ Pension Scheme	539	19	32	—	(9)	(28)	553
Energy Industries Superannuation Scheme	1,766	86	112	22	(141)	(81)	1,764
TOTAL	50,877	837	3,151	462	(1,264)	(3,272)	50,791

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Reconciliation of the fair value of fund assets for 2007-08

	Fair Value of	Expected					Fair Value of
	Fund Assets	Return on	Actuarial		Contributions		Fund Assets
	at Beginning	Fund	Gains/	Employer	by Fund	Benefits	at End of
NSW Public Sector Superannuation Scheme	of the Year	Assets	(Losses)(a)	Contributions	Participants	Paid	the Year(b)
	$m	$m	$m	$m	$m	$m	$m

State Super Fund
— State Authorities Superannuation Scheme	8,418	630	(1,209)	785	199	(968)	7,855
— State Authorities Non-Contributory Superannuation Scheme	1,013	85	(165)	368	—	(219)	1,082
— State Superannuation Scheme	21,793	1,579	(2,958)	(69)	225	(1,562)	19,008
— Police Superannuation Scheme	4,099	308	(572)	1	14	(391)	3,459
Parliamentary Contributory Superannuation Scheme	303	23	(51)	—	2	(23)	254
Judges’ Pension Scheme	—	—	—	28	—	(28)	—
Energy Industries Superannuation Scheme	1,881	139	(304)	43	22	(81)	1,700
TOTAL	37,507	2,764	(5,259)	1,156	462	(3,272)	33,358

(a)	The superannuation expense in the operating statement can differ to the totals in the above reconciliation of movements in the superannuation schemes, due to a component of the movements being capitalised into constructed assets.

(b)	The accrued benefits liability and the net market value of scheme assets include the accumulation component (i.e. employee accrued benefit liabilities and equivalent employee scheme assets).

Reconciliation of the present value of the defined benefit obligation for 2006-07

	Accrued						Accrued
	Benefits	Current		Contributions	Actuarial		Benefits
	1 July	Service	Interest	by Fund	(Gains)/	Benefits	30 June
NSW Public Sector Superannuation Scheme	2006	Cost	Cost	Participants	Losses	Paid	2007(a)
	$m	$m	$m	$m	$m	$m	$m

State Super Fund
— State Authorities Superannuation Scheme	11,371	351	618	194	238	(703)	12,069
— State Authorities Non-Contributory Superannuation Scheme	2,337	112	131	—	(45)	(163)	2,372
— State Superannuation Scheme	27,344	207	1,558	226	(1,470)	(918)	26,947
— Police Superannuation Scheme	7,069	93	405	15	(419)	(375)	6,788
Parliamentary Contributory Superannuation Scheme	390	9	22	2	(11)	(16)	396
Judges’ Pension Scheme	581	21	34	—	(74)	(23)	539
Energy Industries Superannuation Scheme	1,608	42	98	22	93	(97)	1,766
TOTAL	50,700	835	2,866	459	(1,688)	(2,295)	50,877

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Reconciliation of the fair value of fund assets for 2006-07

	Fair Value of	Expected					Fair Value of
	Fund Assets	Return on	Actuarial		Contributions		Fund Assets
	at Beginning	Fund	Gains/	Employer	by Fund	Benefits	at End of the
NSW Public Sector Superannuation Scheme	of the Year	Assets	(Losses)	Contributions	Participants	Paid	Year(a)
	$m	$m	$m	$m	$m	$m	$m

State Super Fund
— State Authorities Superannuation Scheme	7,835	806	190	96	194	(703)	8,418
— State Authorities Non-Contributory Superannuation Scheme	1,027	71	65	13	—	(163)	1,013
— State Superannuation Scheme	15,953	1,111	1,248	4,173	226	(918)	21,793
— Police Superannuation Scheme	919	54	410	3,076	15	(375)	4,099
Parliamentary Contributory Superannuation Scheme	276	20	21	—	2	(16)	303
Judges’ Pension Scheme	—	—	—	23	—	(23)	—
Energy Industries Superannuation Scheme	1,653	123	131	49	22	(97)	1,881
TOTAL	27,663	2,185	2,065	7,430	459	(2,295)	37,507

(a)	The accrued benefits liability and the net market value of scheme assets include the accumulation component (i.e. employee accrued benefit liabilities and equivalent employee scheme assets).

	2007-08	2006-07
	$m	$m

Defined benefits expense recognised in the operating statement as:
Employee superannuation expense
Current service cost	826	820
Interest on obligation	3,113	2,825
Expected return on plan assets	(2,764)	(2,185)

Defined benefits expense	1,175	1,460
(Gains)/Losses
Net actuarial losses/(gains) recognised in year	3,923	(3,774)
Change in surplus in excess of recovery available from scheme	(277)	272

Defined benefits superannuation gains/losses	3,646	(3,502)

Amount recognised in the operating statement	4,821	(2,042)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	2007-08	2006-07
	$m	$m

Actual return on plan assets
State Super Fund
— State Authorities Superannuation Scheme	(548)	1,044
— State Authorities Non Contributory Superannuation Scheme	(72)	138
— State Superannuation Scheme	(1,366)	2,300
— Police Superannuation Scheme	(264)	417
Judges’ Pension Scheme	—	—
Parliamentary Contributory Superannuation Scheme	(28)	46
Energy Industries Superannuation Scheme	(175)	239

	(2,453)	4,184

Fund Assets

	Pooled Fund	EISS
	2008	2008

The percentage invested in each asset class at 30 June:
Australian equities	31.6%	37.6%
Overseas equities	25.4%	34.0%
Australian fixed interest securities	7.4%	10.7%
Overseas fixed interest securities	7.5%	6.3%
Property	11.0%	3.2%
Cash	6.1%	6.0%
Other	11.0%	2.2%

Funding arrangements for employer contributions

Arrangements for employer contributions for Funding — calculated in accordance with AAS 25

The following is a summary of the 30 June financial position of the fund calculated in accordance with AAS 25 Financial Reporting by Superannuation Plans.

		Net Market	Net
	Accrued	Value of	(Surplus)/
	Benefits	Fund Assets	Deficit
	2008	2008	2008
	$m	$m	$m

NSW Public Sector Superannuation Scheme
State Super Fund
— State Authorities Superannuation Scheme	11,567	7,855	3,712
— State Authorities Non Contributory Superannuation Scheme	2,383	1,082	1,301
— State Superannuation Scheme	24,942	19,008	5,934
— Police Superannuation Scheme	6,038	3,459	2,579
Judges’ Pension Scheme	448	—	448
Parliamentary Contributory Superannuation Scheme	356	254	102
Energy Industries Superannuation Scheme	1,659	1,700	(41)

	47,393	33,358	14,035

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

		Net Market	Net
	Accrued	Value of	(Surplus)/
	Benefits	Fund Assets	Deficit
	2007	2007	2007
	$m	$m	$m

NSW Public Sector Superannuation Scheme
State Super Fund
— State Authorities Superannuation Scheme	11,928	8,418	3,510
— State Authorities Non Contributory Superannuation Scheme	2,350	1,013	1,337
— State Superannuation Scheme	24,207	21,793	2,414
— Police Superannuation Scheme	5,807	4,099	1,708
Judges’ Pension Scheme	425	—	425
Parliamentary Contributory Superannuation Scheme	344	303	41
Energy Industries Superannuation Scheme	1,651	1,881	(230)

	46,712	37,507	9,205

The primary difference between the net deficit above (per AAS 25) and the net deficit calculated in accordance with AASB 119 (and brought to account in the Total State Sector Accounts balance sheet) is that the accrued benefits discount rate is based on the more volatile 30 June long term Commonwealth government bond rate for the AASB 119 calculation, whereas the AAS 25 calculation uses a less volatile long term earnings rate.

Recommended contribution rates for the State

State Super Fund
— State Authorities Superannuation Scheme	Multiple of member contributions
— State Authorities Non Contributory Superannuation Scheme	% of member salary
— State Superannuation Scheme	Multiple of member contributions
— Police Superannuation Scheme	Multiple of member contributions
Judges’ Pension Scheme	% of member salary
Parliamentary Contributory Superannuation Scheme	Multiple of member contributions
Energy Industries Superannuation Scheme
— Division B	Multiple of member contributions
— Division C	% of member salary
— Division D	Multiple of member contributions

Funding Method

The method used to determine the employer contribution recommendations at last actuarial review was the Aggregate Funding method. The method adopted affects the timing of the costs to the employer. Under the Aggregate Funding method, the employer contributions rate is determined so that sufficient assets will be available to meet benefit payments to existing members, taking into account the current value of assets and future contributions.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Economic Assumptions

The economic assumptions adopted for the last actuarial review were:

	2008	2007

State Super Fund
Weighted-Average Assumption
Expected rate of return on assets backing current pension liabilities	7.7% pa	7.7% pa
Expected rate of return on assets backing other liabilities	7.0% pa	7.0% pa
Expected salary increase rate	4.0% pa	4.0% pa
Expected rate of CPI increase	2.5% pa	2.5% pa
Energy Industries Superannuation Scheme
Weighted-Average Assumption
Expected rate of return on Fund Assets	7.0% pa	7.0% pa
Expected salary increase rate	6.0% pa until June 2009, 4.0% pa thereafter	6.0% pa until June 2009, 4.0% pa thereafter
Expected rate of CPI increase	2.5% pa	2.5% pa

Nature of asset/liability

If a surplus exists in the employer’s interest in the Fund, the employer may be able to take advantage of it in the form of a reduction in the required contribution rate, depending on the approval of the Fund’s trustee, based on advice of the Fund’s actuary. Where a deficiency exists, the employer is responsible for any differences between the employer’s share of fund assets and the defined benefit obligation.

Demographic Assumptions — June 2008

The demographic assumptions at 30 June 2008 are those used in the 2006 triennial actuarial valuation. A selection of the most financial significant assumptions is shown below.

SASS Contributors

Number of members expected in any one year, out of 10,000 members at the age shown, to leave the fund as a result of:

									Additional
									Promotional
		Total &							Salary
		Permanent	Retirement		Resignation		Redundancy		Increase Rate
Age Nearest Birthday	Death	Disability	Part 1	Part 3	Part 1	Part 3	Part 1	Part 3%

Males
30	4	8	—	—	280	395	150	—	2.90
40	6	10	—	—	150	285	150	—	1.80
50	11	30	—	—	112	172	150	—	0.00
60	30	—	1,400	950	—	—	150	—	0.00
Females
30	2	2	—	—	372	700	150	—	2.90
40	3	6	—	—	175	320	150	—	1.80
50	7	28	—	—	144	270	150	—	0.00
60	18	—	1,500	1,500	—	—	150	—	0.00

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note:	The SASS Act 1987 divides employers into Part 1 (Crown and other employers), Part 2 (Local Government) and Part 3 (Hospitals and other health related bodies).

SSS Contributors

Number of members expected in any one year, out of 10,000 members at the age shown, to leave the fund as a result of:

						Additional
						Promotional
						Salary
		I II-Health	Retirement	Cash Resignation	Preservation	Increase
Age Nearest Birthday	Death	Retirement	(R60 for Females)	(R60 for Females)	(R60 for Females)	Rate %

Males
30	4	42	—	178	95	2.90
40	6	54	—	80	140	1.80
50	11	144	—	20	50	0.00
60	30	—	6,500	—	—	0.00
Females
30	2	6	—	204	124	2.90
40	3	21	—	72	105	1.80
50	7	103	—	30	90	0.00
60	18	—	6,300	—	—	0.00

Note:  R60 refers to females who elected to retire at age 60 rather than 55

SSS Commutation — the proportion of SSS members assumed to commute their pension to a lump sum in one year

	Proportion of Pension Commuted
Age	Retirement	Breakdown

Later of commencement or age 55	0.15	0.20

	Widow	Widower

55	0.2500	0.2500
65	0.5380	0.5800
75	0.4825	0.5160
85	0.3928	0.3728

SSS Pensioner Mortality — assumed mortality rates (in 2006 — 07) for SSS pensioners

	Retirement
	Pensioners and		Invalidity
	Spouses and Widows		Pensioners
Age	Males	Females	Males	Females

55	0.0025	0.0014	0.0081	0.0066
65	0.0070	0.0055	0.0112	0.0125
75	0.0194	0.0157	0.0505	0.0314
85	0.0945	0.0634	0.1134	0.1268

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

SSS Pensioner Mortality Improvements — per annum assumed rates of mortality improvement for SSS pensioners

	Improvement Rates
	(for Years Post 2006)
Age	Males	Females

55	0.0152	0.0113
65	0.0101	0.0065
75	0.0087	0.0068
85	0.0052	0.0080

Demographic Assumptions — June 2007

The demographic assumptions at 30 June 2007 are those used in the 2006 triennial actuarial valuation. A selection of the most financial significant assumptions is shown below.

SASS Contributors

Number of members expected in any one year, out of 10,000 members at the age shown, to leave the fund as a result of:

									Additional
									Promotional
		Total &							Salary
		Permanent	Retirement		Resignation		Redundancy		Increase
Age Nearest Birthday	Death	Disability	Part 1	Part 3	Part 1	Part 3	Part 1	Part 3	Rate %

Males
30	4	8	—	—	280	395	150	—	2.90
40	6	10	—	—	150	285	150	—	1.80
50	11	30	—	—	112	172	150	—	0.00
60	30	—	1,400	950	—	—	150	—	0.00
Females
30	2	2	—	—	372	700	150	—	2.90
40	3	6	—	—	175	320	150	—	1.80
50	7	28	—	—	144	270	150	—	0.00
60	18	—	1,500	1,500	—	—	150	—	0.00

Note:	The SASS Act 1987 divides employers into Part 1 (Crown and other employers), Part 2 (Local Government) and Part 3 (Hospitals and other health related bodies).

SSS Contributors

Number of members expected in any one year, out of 10,000 members at the age shown, to leave the fund as a result of:

						Additional
						Promotional
						Salary
		I II-Health	Retirement	Cash Resignation	Preservation	Increase
Age Nearest Birthday	Death	Retirement	(R60 for Females)	(R60 for Females)	(R60 for Females)	Rate %

Males
30	4	42	—	178	95	2.90
40	6	54	—	80	140	1.80
50	11	144	—	20	50	0.00
60	30	—	6,500	—	—	0.00
Females
30	2	6	—	204	124	2.90
40	3	21	—	72	105	1.80
50	7	103	—	30	90	0.00
60	18	—	6,300	—	—	0.00

Note:  R60 refers to females who elected to retire at age 60 rather than 55

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

SSS Commutation — the proportion of SSS members assumed to commute their pension to a lump sum in one year

	Proportion of Pension Commuted
Age	Retirement	Breakdown

Later of commencement or age 55	0.15	0.20

	Widow	Widower

55	0.2500	0.2500
65	0.5380	0.5800
75	0.4825	0.5160
85	0.3928	0.3728

SSS Pensioner Mortality — assumed mortality rates (in 2006-07) for SSS pensioners

			Invalidity
	Retirement Pensioners and Spouses and Widows		Pensioners
Age	Males	Females	Males	Females

55	0.0025	0.0014	0.0081	0.0066
65	0.0070	0.0055	0.0112	0.0125
75	0.0194	0.0157	0.0505	0.0314
85	0.0945	0.0634	0.1134	0.1268

SSS Pensioner Mortality Improvements — per annum assumed rates of mortality improvement for SSS pensioners

	Improvement Rates
	(for Years Post 2006)
Age	Males	Females

55	0.0152	0.0113
65	0.0101	0.0065
75	0.0087	0.0068
85	0.0052	0.0080

21.	OTHER LIABILITIES

	2008	2007
	$m	$m

Current	618	555
Non-current	2,957	2,911

	3,575	3,466
Other Liabilities comprise:
Aboriginal Land Council claims granted(a)	1,010	1,009
Deferred rental revenue on long term leases of property	792	759
Deferred revenue on the private provision of infrastructure(b)	343	355
Other deferred revenue	611	510
The Sydney Harbour Tunnel Agreement obligations(c)	337	354
Other	482	479

	3,575	3,466

(a)	The State has provided for the liability of claims that have been granted to local Aboriginal Land Councils under the Aboriginal Land Rights Act 1983.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(b)	The RTA under various Private Sector Provided Infrastructure transactions received payments following the letting of the Lane Cove Tunnel, Cross City Tunnel and Westlink M7 Motorway contracts, as reimbursement of development costs. These up-front payments are amortised over the term of the arrangement rather than recognised as revenue up-front.

(c)	The liability in respect of the Sydney Harbour Tunnel (SHT) has been recognised at the Net Present Value (NPV) of the Ensured Revenue Stream (ERS) Agreement. This has been calculated at $313 million (2007 $329 million) being the principal outstanding as at 30 year inflation linked bonds issued by the Sydney Harbour Tunnel Company (SHTC) to the private sector, and a tunnel related tax liability $25 million (2007 $26 million). Under the ERS agreement the NSW Government has agreed to make payments net of tolls collected from the SHT, to enable the SHTC to meet financial obligations arising from repayment of principal and interest on funds borrowed for the design, construction and the operation and maintenance of the SHT.

22.	CHANGES IN EQUITY

					Amounts
					Recognised
					in Equity
					Relating to
					Assets Held
	Accumulated Funds		Reserves(a)		for Sale		Total Equity
	2008	2007	2008	2007	2008	2007	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m

Opening Balance	71,827	65,184	63,823	61,924	30	79	135,680	127,187
Adjustments for Changes in Accounting Policy and Correction of Errors(b)	—	(20)	—	(43)	—	—	—	(63)

Restated Opening Balance	71,827	65,164	63,823	61,881	30	79	135,680	127,124
Surplus/(deficit) for the year	(1,849)	6,076	—	—	—	—	(1,849)	6,076
Income and Expenses Recognised Directly in Equity
Property, plant and equipment
— Net increment/(decrement) on revaluation(c)	—	—	11,416	4,382	—	—	11,416	4,382
Hedging Contracts
— Net unrealised gains/(losses)(d)	—	—	1,923	(1,972)	—	—	1,923	(1,972)
Fair value adjustments to the available for sale reserve	—	—	(46)	45	—	—	(46)	45
Movements in NSW’s share of equity investments taken directly to equity	—	—	24	25	—	—	24	25
Transfers within Equity
Revaluation reserves transferred to accumulated funds on disposal	1,064	587	(1,044)	(527)	(20)	(60)	—	—
For assets reclassified as held for sale	—	—	(14)	(11)	14	11	—	—

Closing Balance	71,042	71,827	76,082	63,823	24	30	147,148	135,680

(a)	Reserves comprise an asset revaluation reserve $75,904 million (2007 $65,546 million), equity investment revaluation reserve $304 million (2007 $280 million) available for sale reserve $2 million (2007 $45 million), and a hedging reserve negative $128 million (2007 negative $2,048 million).

(b)	Refer to Note 1 ‘Changes in Accounting Policies, the Correction of Errors and the Revision to Estimates’ for further details.

(c)	Revaluation increments relate to both property, plant and equipment, and to other assets. The 2007-08 net increments include $4,703 million for roads infrastructure and properties, $3,333 million for rail infrastructure and trains, and $1,076 million for power station assets.

In 2006-07 the net increments on revaluation are across numerous areas of the public sector. Some major revaluation increments include RTA roads and infrastructure ($1,090 million), Crown lands ($519 million), forestry land ($314 million), electricity infrastructure ($971 million), water infrastructure ($430 million) and

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

public housing ($271 million), which have been partly offset by decrements in the value of schools and colleges ($554 million).

(d)	The state manages exposures to fluctuations in electricity market prices through the use of various types of electricity derivative contracts in accordance with approved policies. Overall the hedge objective is to reduce variability in cash flows caused by electricity wholesale prices and volume risks. The gain or loss from remeasuring the hedge instruments is deferred in equity in the hedge accounting reserve, to the extent that the hedge is effective, and reclassified into profit and loss when the hedge electricity revenue is recognised. The ineffective portion is recognised in profit and loss immediately. During June 2007, very cold weather and high demand resulted in price spikes to the spot price for electricity. This led to significant remeasurements for electricity derivative asset/liabilities and the hedging reserve during 2006-07, which reversed during 2007-08 as the spot prices returned to more normal levels.

CORRECTIONS OF PRIOR PERIOD ERRORS

•	The following tables report the 2006-07 financial statements restated on a line item basis in this report, comparing them from those published in the audited 2006-07 Total State Sector Accounts. The ‘difference’ column relates to corrections of errors that have been adjusted to the 2006-07 comparatives.

•	The 2006-07 operating surplus has increased by $147 million to $6,076 million, from the $5,929 million surplus published in the 2006-07 Total State Sector Accounts.

•	Information on the significant corrections is footnoted below.

•	In addition, there were numerous small adjustments to the 2006-07 comparatives, and the 1 July 2006 opening equity as a result of small agency adjustments post audit of the 2006-07 Total State Sector Accounts. In aggregate these small adjustments did not materially impact the 2006-07 prior year operating result. However, the 2006-07 result has been revised to reflect that the transactions or events occurred in the prior year.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

OPERATING STATEMENT

			2006-07
	Previously		Comparative
	Reported		Figure
	Figure for		Reported in
	2006-07	Difference	2007-08
		$m	$m

REVENUES
State Revenues
Taxation	17,277	(8)	17,269
Commonwealth Grants	17,736	16	17,752
Fines, Regulatory Fees and Other	1,192	4	1,196

Total State Revenues	36,205	12	36,217

Operating Revenues
Sale of Goods and Services(a)	12,758	2,155	14,913
Investments	1,694	44	1,738
Grants and Contributions(b)	1,132	181	1,313
Other	851	(24)	827

Total Operating Revenues	16,435	2,356	18,791

Total Revenues	52,640	2,368	55,008

EXPENSES EXCLUDING LOSSES
Employee Benefits
— Superannuation	2,745	(17)	2,728
— Other	22,047	(3)	22,044
Other Operating(a)(c)	12,687	2,070	14,757
Depreciation and Amortisation	4,465	(1)	4,464
Grants and Subsidies	5,716	(9)	5,707
Finance Costs(c)	2,344	30	2,374

Total Expenses Excluding Losses	50,004	2,070	52,074

SURPLUS BEFORE OTHER NET INCOME	2,636	298	2,934

OTHER NET INCOME
Net Gain/(Loss) from Disposals	(6)	6	—
Other Net Gains/(Losses)(d)	3,207	(107)	3,100
Share of Earnings from Equity Investments	92	(50)	42

Total Other Net Income	3,293	(151)	3,142

SURPLUS/(DEFICIT) FOR THE YEAR	5,929	147	6,076

(a)	Expenses associated with the cost of goods sold, and lottery prizes have been reclassified from a negative revenue to an expense, consistent with the Accounting Standards. This has resulted in the grossing up of both ‘revenues from sale of goods and service’, and ‘other operating expenses’ by $2,136 million in the 2006-07 comparative operating statement.

(b)	Includes a $189 million grant revenue for the value of that portion of the Tugun Bypass Tunnel constructed in 2006-07 by the Queensland Government and transferred as work-in-progress to New South Wales. The work-in-progress asset was omitted from the 2006-07 Total State Sector Accounts.

(c)	Includes a $69 million write back in actuarially assessed claims expenses to other operating expenses for the Building and Construction Industry Long Service Leave liabilities, and recognition of related finance costs of $30 million.

(d)	Includes a $106 million increase in the value of forestry stock losses.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

BALANCE SHEET

			June 2007
	Previously		Comparative
	Reported		Figure
	Figure for		Reported in
	June 2007	Difference	2007-08
		$m	$m

Current Assets
Cash and Cash Equivalent Assets	4,292	28	4,320
Receivables	5,611	(133)	5,478
Financial Assets at Fair Value	4,509	25	4,534
Inventories	652	26	678
Other	269	19	288
Non-current Assets Classified as Held for Sale	308	87	395

Total Current Assets	15,641	52	15,693

Non-Current Assets
Receivables	1,459	68	1,527
Financial Assets at Fair Value	7,948	(142)	7,806
Investments Accounted for Using the Equity Method	1,520	(1)	1,519
Inventories	433	—	433
Property, Plant and Equipment
Land and Buildings	86,820	75	86,895
Plant and Equipment	10,518	12	10,530
Infrastructure Systems(a)	81,915	374	82,289
Investment Properties	1,474	(74)	1,400
Forestry Stock and Other Biological Assets	1,515	(106)	1,409
Intangibles	1,573	(2)	1,571
Other	1,378	(125)	1,253

Total Non-Current Assets	196,553	79	196,632

TOTAL ASSETS	212,194	131	212,325

Current Liabilities
Payables(b)	6,148	283	6,431
Borrowings at Amortised Cost	6,914	26	6,940
Derivatives at Fair Value	2,765	46	2,811
Provisions(c)	9,526	382	9,908
Other(b)	967	(412)	555

Total Current Liabilities	26,320	325	26,645

Non-Current Liabilities
Borrowings at Amortised Cost	25,845	48	25,893
Derivatives at Fair Value	1,160	(32)	1,128
Provisions(c)	20,479	(411)	20,068
Other	2,944	(33)	2,911

Total Non-Current Liabilities	50,428	(428)	50,000

TOTAL LIABILITIES	76,748	(103)	76,645

NET ASSETS	135,446	234	135,680

Equity
Accumulated Funds	71,862	(35)	71,827
Reserves(a)	63,540	283	63,823
Amounts Recognised Directly in Equity Relating to Assets Held for Sale	44	(14)	30

TOTAL EQUITY	135,446	234	135,680

(a)	The balance sheet’s June 2007 reserves have increased by $283 million. This includes corrections to 2006-07 property plant and equipment, primarily for further water asset valuation increments.

(b)	$334 million of electricity liabilities at 30 June 2007 have been reclassified from ‘other liabilities’ to ‘payables’ to reflect the nature of contractual obligation as a payable.

(c)	$282 million of provisions for Building and Construction Industry Long Service Leave claims have been reclassified from non-current to current provisions.

•	Within the notes to the balance sheet for ‘other financial assets at fair value’ and ‘derivative liabilities’, the June 2007 dissections into amounts ‘held for trading’ and amounts ‘effectively hedged’ have been reclassified to reflect that the majority of the electricity derivatives were effectively hedged at June 2007.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

STATEMENT OF RECOGNISED INCOME AND EXPENSE

			2006-07
	Previously		Comparative
	Reported		Figure
	Figure for		Reported in
	2006-07	Difference	2007-08
		$m	$m

Income and Expenses Recognised Directly in Equity
Net Revaluation Increment in Property, Plant and Equipment Asset Revaluation Reserve(a)	4,233	149	4,382
Net unrealised gain/(loss) in the Hedging Reserve	(1,971)	(1)	(1,972)
Fair Value Adjustments to the Available for Sale Reserve	45	—	45
Movements in NSW’s share of equity investments taken directly to equity	25	—	25
	(2)	2	—

Total Income and Expenses Recognised Directly in Equity	2,330	150	2,480

Surplus/(Deficit) for the Year	5,929	147	6,076

Total Income, and Expenses for the Year (Recognised in the Operating Statement and in Equity)	8,259	297	8,556

(a)	The net revaluations increments include corrections to 2006-07 for further water asset valuation increments.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

CASH FLOW STATEMENT

			2006-07
	Previously		Comparative
	Reported		Figure
	Figure for		Reported in
	2006-07	Difference	2007-08
		$m	$m

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts
Taxation	16,710	—	16,710
Commonwealth Grants	17,661	—	17,661
Sale of Goods and Services(a)	13,387	777	14,164
Interest	485	—	485
Fines, Fees, Grants and Other	6,575	—	6,575

Total Receipts	54,818	777	55,595

Payments
Employee Related	(23,510)	—	(23,510)
Special Superannuation Contribution	(7,175)	—	(7,175)
Grants and Subsidies	(5,544)	—	(5,544)
Finance Costs	(101)	—	(101)
Other(a)	(17,843)	(777)	(18,620)

Total Payments	(54,173)	(777)	(54,950)

NET CASH FLOWS FROM OPERATING ACTIVITIES	645	—	645

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Sale of Property, Plant and Equipment	979	—	979
Proceeds from Sale of Investments	8,518	—	8,518
Advance Repayments Received	47	—	47
Purchase of Property, Plant and Equipment	(9,117)	—	(9,117)
Purchase of Investments	(755)	—	(755)
Advances Made	(39)	—	(39)
Other	(257)	28	(229)

NET CASH FLOWS FROM INVESTING ACTIVITIES	(624)	28	(596)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Borrowings and Advances	26	—	26
Repayments of Borrowings and Advances	(298)	—	(298)

NET CASH FLOWS FROM FINANCING ACTIVITIES	(272)	—	(272)

NET CASH FLOW OF FINANCIAL INSTITUTIONS	186	—	186

NET INCREASE/(DECREASE) IN CASH HELD	(65)	28	(37)

Opening Cash and Cash Equivalents	4,180	—	4,180
Reclassification of Cash Equivalents	54	—	54

CLOSING CASH BALANCE	4,169	28	4,197

(a)	$777 million of 2006-07 lottery prize related payments have been grossed up in the cash flow statement against the lines ‘sale of goods and services’ and ‘other operating payments’ to reflect that the payment should not be netted off the gross lottery receipts.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

23.	CASH FLOW INFORMATION

	2007-08	2006-07
	$m	$m

RECONCILIATION OF OPERATING RESULT TO NET CASH FLOWS FROM OPERATING ACTIVITIES EXCLUDING FINANCIAL INSTITUTIONS
Surplus/(Deficit) for the year	(1,849)	6,076
Adjust for:
— Surplus of financial institutions	(407)	(75)
— Operating cash flow of financial institutions eliminated on consolidation	1,782	1,669
Non-cash items added back:
— Depreciation and amortisation	4,718	4,465
— Other	(130)	(1,329)
Change in operating assets and liabilities
— Defined Benefits superannuation schemes	4,359	(2,042)
— Special superannuation contribution	—	(7,175)
— Other	(437)	(944)

Net cash flows from operating activities	8,036	645

RECONCILIATION OF CLOSING CASH AND CASH EQUIVALENT BALANCES:

Cash and cash equivalent assets recognised in the Balance Sheet are reconciled at the end of the financial year to the Cash Flow Statement as follows:

	June 2008	June 2007
	$m	$m

Cash and deposits at call	4,913	4,320
Bank overdraft	(271)	(123)

	4,642	4,197

RESTRICTED CASH ASSETS

Public sector agency cash balances at 30 June 2008 include $1,454 million of cash (2007 $1,180 million), which is dedicated for a specific purpose. It includes restricted cash of $650 million (2007 $591 million) under the control of the public health system, $37 million of education program contributions (2007 $40 million), $125 million for water and savings funds (2007 $148 million), and $132 million (2007 $148 million) for land remediation works related to contaminations associated with a former steel works site in Newcastle and the former Snowy Hydro site.

In respect to the Crown, $187 million (2007 $175 million) of cash held in Special Deposit Accounts can only be used in accordance with the legislation that established the Account.

In the Total State Sector Accounts, agency restricted cash balances within the Treasury Banking System are offset against the Crown’s cash overdraft for cash management purposes.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

DISPOSAL OF ENTITIES

During 2007-08 there were no material entity disposals to report.

During 2006-07 the Government received $85 million in cash for the disposal of a business unit controlled by Country Energy. This subsidiary Emmlink, held a joint venture interest in the operation of a transmission interconnection system between NSW and QLD.

ACQUISITION OF ENTITIES

During 2007-08 and 2006-07 there were no major acquisitions of entities.

NON-CASH FINANCING AND INVESTING ACTIVITIES

During 2007-08:

•	A total of $124 million (2007 $122 million) was recognised for an emerging interest in private sector provided infrastructure.

This included $85 million recognised for roads (2007 $88 million) and $22 million for Olympic Park infrastructure (2007 $22 million).

•	The Roads and Traffic Authority received assets contributed by the Queensland Government for the Tugun Bypass Tunnel to the value of $144 million (2007 $190 million).

•	Other assets acquired free of cost amounted to $319 million (2007 $309 million).

They include subdivider/developer contributions of water assets of $91 million (2007 $123 million) and electricity assets of $139 million (2007 $109 million).

It is impracticable to report on the numerous other assets donated to NSW public sector agencies particularly dedicated for health, education and cultural purposes. They are generally reported in individual agency financial statements.

•	The cash flow statement also excludes assets acquired under finance leases with a value of $251 million (2007 $151 million). These include leases for new buses and the Mater Hospital at Newcastle.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

NET CASH FLOWS OF FINANCIAL INSTITUTIONS

		(a) Net of		(a) Net of
	Gross	Elimination	Gross	Elimination
	2007-08	2007-08	2006-07	2006-07
	$m	$m	$m	$m

CASH INFLOWS (OUTFLOWS) FROM OPERATING ACTIVITIES
Receipts
Finance	2,411	593	1,948	231
Other	351	345	116	105

Total Receipts	2,762	938	2,064	336

Payments
Employee Related	(13)	(12)	(13)	(12)
Finance	(2,328)	(2,295)	(1,561)	(1,519)
Other	(27)	(19)	(30)	(14)

Total Payments	(2,368)	(2,326)	(1,604)	(1,545)

NET CASH FLOW FROM OPERATING ACTIVITIES	394	(1,388)	460	(1,209)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property, Plant & Equipment	(2)	(2)	(5)	(5)
Purchase of Investments & Loans Made to Authorities	(9,145)	(2,024)	(7,193)	(1,613)
Proceeds from Sale of Investments	7	7	7	7
Loans to Authorities Repaid & Other Investing	4,260	(3)	3,955	(3)

Net Cash Flows From Investing Activities	(4,880)	(2,022)	(3,236)	(1,614)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Borrowings	35,171	35,171	20,128	20,128
Repayments of Borrowings	(30,474)	(30,466)	(17,125)	(17,118)
Other	(34)	—	(12)	(1)

NET CASH FROM FINANCING ACTIVITIES	4,663	4,705	2,991	3,009

NET CASH FLOWS FROM FINANCIAL INSTITUTIONS	177	1,295	215	186

(a)	The cash flows from financial institutions have been reported separately within the Consolidated Cash Flow Statement net of eliminations with other consolidated entities.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

24.	TRUSTS UNDER MANAGEMENT

	2008	2007
	$m	$m

Trusts under management are held on behalf of beneficiaries and are not controlled by the State. Therefore, these trusts are not included in the Total State Sector assets.
Trusts under management mainly comprise various forms of estates under management, unclaimed monies and Supreme Court trust funds held in statutory accounts by the:
WorkCover Authority	1,587	1,413
Office of the Public Trustee(a)	1,289	1,279
Protective Commissioner(a)	1,254	1,439
NSW Treasury Corporation (fiduciary investments)	767	899
Rental Bond Board	744	693
Department of Commerce	105	75
Department of State and Regional Development	104	86
Attorney General’s Department	93	39
Workers’ Compensation (Dust Diseases) Board	77	77
Department of Health	56	37
Others	80	107

	6,156	6,144

(a)	The trust balances exclude certain property assets administered by the Protective Commissioner and the Public Trustee as they cannot be reliably measured.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25.	EXPENDITURE COMMITMENTS

The following represents expenditure contracted for at balance date, but not recognised in the financial statements.

	2008	2007
	$m	$m

Capital Expenditure
Sydney Water Corporation	2,505	2,098
Roads and Traffic Authority	1,818	923
Department of Health	1,406	1,191
Sydney Ports Corporation	539	20
TransGrid	531	291
WSN Environmental Solutions	382	310
NSW Police	316	181
Delta Electricity	295	482
State Transit Authority	265	288
Energy Australia	226	154
Integral Energy	224	150
Department of Education and Training	216	100
Transport Infrastructure Development Corporation	198	381
Rail Corporation New South Wales	157	235
Eraring Energy	136	12
Rail Infrastructure Corporation	127	63
Macquarie Generation	66	78
Sydney Catchment Authority	56	35
Sydney Cricket and Sports Ground Trust	56	97
Country Energy	37	44
Hunter Water Corporation	35	35
NSW Land and Housing Corporation	25	26
Crown Finance Entity	15	29
Public Transport Ticketing Corporation	—	92
Other agencies	125	162

	9,756	7,477

	2008	2007
	$m	$m

Capital Expenditure Commitments:(a)
not later than one year	4,816	3,836
later than one year and not later than five years	3,850	2,683
later than five years	1,090	958

	9,756	7,477

Future minimum lease payments under non-cancellable operating leases:(b)
not later than one year	673	670
later than one year and not later than five years	1,225	1,370
later than five years	452	634

	2,350	2,674

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	2008	2007
	$m	$m

Other Expenditure Commitments:(c)
not later than one year	4,132	3,654
later than one year and not later than five years	4,115	4,845
later than five years	4,772	3,392

	13,019	11,891

(a)	Capital commitments exclude $368 million estimated for a Public Private Partnership for the redevelopment of Bonnyrigg Housing Estate and the provision of tenancy, management and maintenance services, as redevelopment is only expected to be completed in stages, commencing in 2009. Capital commitments also exclude other finance leases and purchase agreements entered into, but for which control of the assets will only transfer in future years upon project completion such as for rail rolling stock, the Newcastle Mater (Mental) Hospital, and the Long Bay Forensic and Prison Hospitals.

(b)	Total future minimum sub-lease payments expected to be received under non-cancellable sub-leases is approximately $20 million (2007 $62 million).

(c)	Includes $42 million (2007 $20 million) for school maintenance contracted by the Department of Education and Training. Other expenditure commitments exclude contracts entered into, but which have not commenced operations such as grants associated with the Newcastle Mater (General) Hospital.

The above expenditure commitments are inclusive of Goods and Services Tax (GST). GST Input Tax Credits are expected to be recoverable from the Australian Taxation Office.

GST input tax credits included in the above commitments:
Capital Expenditure	882	647
Future minimum lease payments under non-cancellable operating leases	198	234
Other Expenditure	876	1,074

Major Service Agreements for Filtered Water by Sydney Water Corporation
not later than one year	121	114
later than one year and not later than five years	490	474
later than five years-Net Present Value(d)	410	423

(d)	The cash flow amounts beyond five years are expressed in terms of net present value as these contracts extend over twenty five years. The discount rate used is 11.28% per annum nominal before tax, comprising 7% per annum real before tax and an estimated average cost escalation rate of 4% per annum.

Operating Lease Commitments — Receivables
Future operating lease rentals not provided for in the financial statements and receivable:
not later than one year	205	167
later than one year and not later than five years	633	538
later than five years	2,452	1,991

	3,290	2,696

The above expenditure commitments receivable are inclusive of Goods and Services Tax of $273 million (2007 $216 million) expected to be payable to the Australian Taxation Office.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

26.	CONTINGENCIES

CONTINGENT LIABILITIES

	2008	2007
	$m	$m

Contingent Liabilities have been disclosed according to type. Note 26(A) reports quantifiable contingent liabilities, Note 26(B) guarantees, and Note 26(C) other contingent liabilities that cannot be quantified.

(A) QUANTIFIABLE CONTINGENT LIABILITIES comprise:
NSW Treasury Corporation
(stock lending facility-bonds on loan)	592	1,456
(less securities held)	—	(360)
Attorney General’s Department
(Victims Compensation and other claims)	136	96
Sydney Water Corporation (claims in respect of compensation and litigation)	96	98
Roads and Traffic Authority (contractual claims and litigation)	100	56
Eraring Energy
(contractual claims)	—	11
Other agencies	41	27

TOTAL	965	1,384

(B) GUARANTEES provided to facilitate the provision of certain services and the construction of several infrastructure assets may give rise to contingent liabilities.

The major guarantees are:

State guarantees given to various organisations under statute. They mainly relate to certain co-operative housing societies $59 million (2007 $69 million).

Issued securities, borrowings and derivative liabilities of the NSW Treasury Corporation with a market value of $37 billion (2007 $32 billion) have been guaranteed by the NSW Government under the Public Authorities (Financial Arrangements) Act 1987.

Under the Government Insurance Office (Privatisation) Act 1991, the State guarantees GIO liabilities for general, life and reinsurance policies that it issued until 15 July 1992.

Actuarial assessment of the GIO liabilities is:

	31 December	31 December
	2007	2006
	$m	$m

General insurance	153	204
Life insurance	69	72
Inward reinsurance	33	38

	255	314

The guarantee on these policies continues under the State Government Deed issued for GIO’s privatisation and subsequent purchase by AMP Limited.

The guarantees have been valued by Ernst & Young at $12 million. This amount is immaterial to the Crown Entity and has not been included on the balance sheet.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

On 28 June 2002 the Commonwealth’s Snowy Mountain Hydro – electric Authority and the electricity trading company, Snowy Hydro Trading Proprietary Limited were formed into a new public company, Snowy Hydro Limited (SHL). This is owned by NSW, Victoria, and the Commonwealth.

NSW owns 58 per cent share in the company and it has entered into guarantees, indemnities and deeds as part of the agreements leading to the corporatisation of the Snowy Scheme.

It is not possible to estimate the amount of exposure at this time for the following five situations.

Each of the initial five SHL directors have a Deed of Indemnity against claim costs from liabilities transferred from the former Authority and for putting corporatisation agreements in place. The duration of the risk is for any claim lodged before June 2007, which has now passed. There are currently no known claims. Directors must maintain risk insurance cover and SHL has a back to back indemnity indemnifying the governments for any legally allowable claim costs incurred. These directors are no longer on the board.

If any change to the Snowy Water licence has an adverse financial impact for SHL, the company will receive that corresponding amount in compensation. NSW may recover 42 per cent of this compensation if Victoria and the Commonwealth agree to water licence changes. No major amendments to the Snowy Licence are currently proposed. The licence expires in 2077 or when ended.

If an instruction from the Water Ministerial Corporation to SHL causes spills or a Jindabyne Dam release causes downstream damage, the State will compensate SHL for the proportion of claims it incurs. NSW will pay 58 per cent of the cost if the Commonwealth and Victoria also agreed with the instruction. No claims currently exist. The risk of exposure should be very low for several years after corporatisation while sufficient water savings are found and allocated to the Snowy River. This indemnity lasts while the licence is in place.

If legislation requires SHL to modify its structures or lower dam levels to reduce the impact of cold-water releases, NSW will provide 58 per cent of the amount necessary to maintain financial covenants and credit rating for up to 2009. Applicable legislation is the Water Management Act 2000.

The Environmental Protection Authority has never asked for a dam structure to be modified for this reason in NSW.

Any likelihood of this is further lessened by NSW’s cold-water strategy where SHL does not have to modify dams or dam levels to reduce cold-water pollution until 2009.

Under a Tax Compensation Deed, NSW can receive 58 per cent of the income tax SHL pays under a tax sharing agreement with the Commonwealth. If accumulated dividend imputation credits within the company have not been fully distributed to a shareholder government before the sale of more than 5 per cent of its shares, the government selling its shares must repay the Commonwealth the value of the undistributed dividend imputation credits it was entitled to receive.

The deed expires either with the end of the licence in 2077 or when government shareholders sell their shares.

The NSW Treasury Corporation has issued unconditional payment undertakings on behalf of some New South Wales government authorities participating in the wholesale electricity market to pay to the system administrators any amount up to an aggregate maximum agreed with individual participants.

The Corporation has also issued undertakings on behalf of other NSW government authorities in respect of those authorities’ performance under contracts with third parties.

Amounts paid under these undertakings are recoverable from the NSW government authority participants.

This financial accommodation is government guaranteed.

At year-end the agreed aggregate amounts totalled $1,327 million (2007 $1,587 million).

Pacific Power, through its subsidiary Pacific Power (Subsidiary No. 1) Pty Ltd was part of a consortium to construct the Tarong North and Callide C power stations. The engineering procurement and construction contracts

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

required the parent company of each consortium member to provide a guarantee. When Pacific Power was dissolved, the Treasurer issued a guarantee to replace the previous guarantee issued by Pacific Power and some other Pacific Power guarantees were transferred to the Treasurer.

The parties to the consortium are liable for their particular commitments under the contracts. The other parties are also liable if one party is unable to pay.

Both power stations have been completed.

A Final Certificate for Pacific Power (Subsidiary No. 1) Pty Ltd has been issued for the Tarong North power station. An Interim Final Certificate for Callide C has been in place since 2006 and some outstanding matters have now been settled.

A Final Certificate is anticipated during 2008-09. In respect of possible liabilities arising from the default of another consortium member, the other parties in the consortium are very large well established businesses, and the chance of them being unable to pay for their own possible liabilities are considered to be remote.

To enable major projects to be undertaken the State has guaranteed the performance of the obligations of various statutory authorities under contracts with private sector parties. The current guarantees outstanding are for the following projects:

Macarthur Water Filtration Plant

Illawarra and Woronora Water Treatment Plants

Prospect Water Filtration Plant and Treatment Works

Eastern Creek Alternative Waste Treatment Plant

Visy Mill: Tumut Timber Supply Agreement

Olympic Stadium

Olympic Multi-Use Arena

Mater Hospital

Long Bay Prison and Forensic Hospital

Suburban Rolling Stock

Bonnyrigg Communities Public Housing

These guarantees are considered unlikely to ever be exercised.

The Roads and Traffic Authority (RTA) has certain obligations under contracts with private sector parties with the performance of these obligations guaranteed by the State. The current guarantees outstanding are for the:

Sydney Harbour Tunnel

M2 Motorway

Eastern Distributor

Cross City Tunnel

Western Sydney Orbital, and

Lane Cove Tunnel.

There is no reason to believe that these guarantees are ever to be exercised.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Following a Modification Approval from the Minister for Planning, the RTA made changes to certain traffic arrangements in the Sydney CBD that had been implemented for the Cross City Tunnel project. Some of the changes may entitle Cross City Motorway Pty Ltd to claim compensation from the RTA.

No claim has yet been made and the potential quantum is not known.

The State has guaranteed that five agencies involved in public private partnerships will meet their obligations to pay for finance leases and services provided. These are long term agreements involving significant sums. It is very unlikely that the agencies would cease to pay the finance lease contracts on assets or meet payments for services they require for their operations. The credit risk for these activities is $4.3 billion (2007: $4.3 billion).

The State’s motor vehicles are financed under an external funded leasing arrangement (Tranche 3); and another leasing arrangement (Tranche 4) managed by StateFleet and funded by NSW Treasury Corporation.

The leasing arrangements are funded on a floating rate basis with users paying a fixed rate. The liability for the exposure between the fixed and floating rates is borne by the Crown Entity. The Crown Entity has an effective floating rate principal exposure of $557 million as at 30 June 2008 (2007 $574 million).

In July 2004, in a matter involving the Sydney Harbour Foreshore Authority (SHFA), the Land and Environment Court handed down a preliminary judgement awarding Walker Corporation Pty Ltd $60m for its compensation claim in relation to Ballast Point.

Since December 2004, the SHFA and Walker Corporation have jointly held a security investment of $41 million with the Commonwealth Bank. In May 2005, the SHFA appealed the Land and Environment Court’s decision.

Since then the case has appeared before the Court of Appeal and Land and Environment Court on several occasions.

In May 2007, the High Court granted Walker Corporation special leave to appeal two Court of Appeal decisions. The matter was heard in the High Court on 6 November 2007. On 27 February 2008, the High Court ruled in favour of the SHFA and awarded costs.

The matter has now been remitted to the Land and Environment Court with land valuation to be redetermined. In the event the Walker Corporation wins its appeal, the deposit will be lost by the SHFA.

Landcom has given bank guarantees to various councils/government agencies that certain infrastructure works will be carried out including electrical infrastructure works and construction of a community centre. To date there are seven bank guarantees outstanding totalling $7 million.

Through the New South Wales Structured Finance Activities, the State entered into several cross border leases in respect of electricity and rolling stock assets. There are two categories of contingent liabilities with respect to these transactions:

(i) The first type of contingency arises by virtue of the NSW Government indemnity provided for each transaction. The exposure relates to the change of law risk and administration risk in relation to the covenants given under the lease transactions; and

(ii) The second type of contingency is where the Crown Entity has a third party risk in terms of monies being placed on deposit with a counter-party. The counterparty contingent liability is estimated to be $283 million (2007 $443 million). The amount of the counter-party contingent liability reflects the term nature of the deposits and the valuation of the Australian dollar against the US dollar, Canadian dollar and Japanese yen. NSW Treasury Corporation regularly monitors this risk.

During the 2007-08 financial year there have been no significant changes in the credit standing of the deposit counterparties which range from BBB+ to AAA.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

One of the leases over rail stock involves certain swap transactions for which the Crown Entity has provided an indemnity. An additional potential exposure arises under the swaps. However the overall lease transactions are structured such that there is a zero net position under the swaps.

(C) OTHER CONTINGENT LIABILITIES exist, for example from pending litigation, which cannot be quantified. Included in these are:

The State has a contingent liability under the Native Title Act 1993 (Commonwealth) and the Native Title (New South Wales) Act 1994. The extent of the liability cannot be quantified.

The liability arises as follows:

(i) Liability of the State to pay compensation to native title holders in respect to past acts and intermediate period acts (i.e. acts undertaken between October 1975 and December 1996 which were invalid because of native title) which were validated by operation of the Native Title Act 1993 and the Native Title (New South Wales) Act 1994.

(ii) Liability of the State to pay compensation to native title holders arising from the undertaking of future acts (i.e. acts which affect native title undertaken after 1 January 1994 and for which the Native Title Act 1993 provides that compensation is payable) by the State and its instrumentalities.

[The State has an indemnity under Section 104 of the Native Title (New South Wales) Act in respect to compensation arising from a compulsory acquisition of native title by an authority which is not the Crown in the right of the State.]

The assets of the State in the form of Crown land and water may be reduced in value in the event that native title is determined to exist in all or any of these assets. The extent of the reduction in value cannot be quantified.

The assets of the State in the form of unallocated and reserved Crown land may be reduced in value by operation of the Aboriginal Land Rights Act 1983 (NSW). Under that legislation a land council can apply for the grant of the freehold of claimable Crown land (as defined in Section 36 (1) of the Act) and the claim must be granted. Applications have been made over various areas of land and water in New South Wales, which might ultimately result in land being transferred for no consideration.

These applications have not been finalised and it is therefore not possible to estimate the financial impact or result of the claims.

Based on the definition of control in Australian Accounting Standard AASB 127, Affiliated Health Organisations listed in the Third Schedule of the Health Services Act 1997 are only recognised in the Department of Health’s Consolidated Financial Statements to the extent of cash payments made.

However, it is accepted that a contingent liability exists which may be realised in the event of cessation of health service activities by any affiliated health organisation.

In this event the determination of assets and liabilities would be dependent on any contractual relationship that may exist or be formulated between the administering bodies of the organisation and the Department of Health.

Some government authorities have claims for compensation for land acquired under the Land Acquisition (Just Terms Compensation) Act 1991. The estimated cost will be determined by the Land and Environment Court in due course.

Landcom has entered into several development projects that include possible contingent liabilities. In the event of realisation, Landcom would be entitled to receive property to the estimated value of the liability.

Road repairs on Landcom constructed roads are guaranteed in the Narellan release area for a twenty year period commencing October 1988. The cost is currently estimated as $4 million subject to final negotiations.

Macquarie International Health Clinic Pty Ltd, lessee of certain property controlled by Sydney South West Area Health Service (SSWAHS) has made a claim against SSWAHS. The claim is in relation to Supreme Court

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

proceedings in respect of recision of an agreement and lease regarding a proposed private hospital on the Royal Prince Alfred Hospital Campus which was constructed and operated by the lessee. Litigation is ensuing with a claim by the lessee for compensation in respect to rentals unpaid to date together with damages which have not been quantified.

As a condition of the sale of Pacific Power International Pty Ltd the State has an obligation to compensate the trustee of the electricity industry superannuation fund if certain conditions exist at a certain time. The time will be the earlier of:

Connell Wagner (the purchaser) ceasing to be an employer in the fund; or

the last benefit is paid; or

the relevant assets are exhausted.

If the liability arises there would only be one payment. The payment would be the lower of:

the actual shortfall between fund assets and fund liabilities; and

the potential shortfall, if anticipated investment returns of 4.5 per cent a year (excluding CPI) had not been realised.

Based on currently forecast investment returns, the expected liability is nil (2007: nil).

A claim for compensation is being pursued via arbitration against TransGrid, for alleged reduction in the value of a coal mine due to the construction of a transmission tower. At this stage, it is not possible for management to form an opinion about the likely outcome of the matter.

In 2003, the Public Transport Ticketing Corporation (PTTC) entered into a Project Agreement with Integrated Transit Solutions Limited (ITSL) for ITSL to design, build and install an integrated ticketing smart-card based system (the Project Agreement).

On 23 January 2008, the Public Transport and Ticketing Corporation terminated the Project Agreement with Integrated Transport Solutions Limited on the basis of an alleged failure to meet the requirements of the Project Agreement. Consequently PTTC lodged a claim against ITSL and ITSL has responded by lodging a counter claim against PTTC for breach of contract. PTTC has disclaimed responsibility of the claim and is defending the action.

It is not practical to estimate the potential effect of the counter claim as the legal case is still in preliminary stages.

CONTINGENT ASSETS

Contingent assets exist in respect of guarantees received and from pending litigation. These include:

•	As a result of the collapse of HIH Insurance Limited the State took over liabilities of approximately $650 million. This was in respect of building warranty and third party motor insurance. An actuary estimated the discounted present value of the outstanding liability to be $125 million as at 30 June 2008 (2007 $130 million).

The liquidators of HIH Insurance Limited have recently stated that they intend to distribute “more than 50 per cent” depending upon the scheme company. In 2007-08, the State received payments totalling $79 million (2006-07 $95 million).

•	The Ministry of Transport holds guarantees of $70 million from Pacific National as security for contractual performance in its grain business for completion of mandatory works specified in the Works Deed (Grain).

•	The State holds various performance bonds totalling $24 million relating to the provision of bus services under the Metropolitan and Outer Metropolitan Bus Service Contracts.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

•	The State holds a guarantee of $25 million to ensure supply of the Attorney-General Department’s Justicelink contract.

•	The State has initiated legal proceedings to recover damages of $16 million associated with an electricity contractor. At this stage it is not possible to form an opinion on the likely outcome of the proceedings.

•	On 23 January 2008, the Public Transport and Ticketing Corporation (PTTC) terminated the Project Agreement with Integrated Ticketing Solution Limited (ITSL) on the basis of non performance of the contract. Consequently PTTC lodged a claim against ITSL. If this claim is successful PTTC may be rewarded damages as well as reimbursement of legal costs relating to the dispute. It is not practical to estimate the potential effect of this claim as the legal case is still in its preliminary stages.

27.	EVENTS AFTER THE BALANCE SHEET DATE

The disclosures below relate to events that are indicative of conditions that arose after the reporting date:

•	Since 30 June 2008 the value of domestic and international share markets has deteriorated, interest rates have fallen, and the value of the Australian Dollar has fallen significantly compared to the United States Dollar. Since late September 2008 there has been significant daily volatility in financial markets. The mark to market losses of defined benefit superannuation fund assets, if sustained, will materially increase the amount of superannuation liabilities. At 21 October 2008, these losses are estimated to be around $2.4 billion. However, with current levels of volatility, estimates of such losses are potentially misleading and could be reversed during the remainder of the financial year.

Falls in the long term Commonwealth bond rates since June 2008, which are used to discount superannuation liabilities, will, if sustained also increase the amount of defined benefit superannuation liabilities, as calculated for reporting in the Total State Sector Accounts in accordance with AASB 119. It is not possible to readily estimate the impact post balance date, as bond rates are changing daily by significant amounts, and the estimated impact on superannuation liabilities requires a further actuarial estimation.

Further, whereas, the liabilities reported under AASB 119 might increase, they would not have changed significantly since balance date, if calculated in accordance with AAS 25 (The Standard by which Superannuation Funds report). AAS 25 adopts a funding model to discount the liabilities. The discount rate applied under AAS 25 uses long term earnings rates, and is not volatile compared to the volatile government bond rates that are applied under AASB 119 for the Total State Sector Accounts. Treasury believes that AAS 25 remains an appropriate basis for funding as it provides a better indication of the unfunded liabilities and therefore the amount of employer funding required over the long-term to meet future member benefit obligations.

•	On 28 July 2008, Sydney Water Corporation’s subsidiary company Sydney Desalination Plant Pty Limited entered into an Electricity Supply Agreement with BBP Energy Markets Pty Limited, a subsidiary of Babcock & Brown Power Limited and a Renewable Energy Certificate Supply Agreement and Project Deed with Renewable Power Ventures, a subsidiary of Babcock & Brown Wind Partners. The Agreements are for the supply of renewable energy to the desalination plant at Kurnell over a period of 20 years.

Under the new Agreements, the Capital Wind Farm at Bungendore near Queanbeyan, which is already under construction, will supply enough renewable energy into the electricity supply system to meet all of the Kurnell plant’s needs. The desalination plant will then draw its energy from the existing electricity supply system.

The Sydney Water Corporation’s subsidiary will buy renewable energy at firm prices adjusted annually by CPI, and will buy a minimum of 180,000 Renewable Energy Certificates (RECs) per year to facilitate the construction of the Wind Farm. Additional RECs will be purchased whenever the plant is operating in order to match the plant’s total energy use.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The RECs demonstrate that the desalination plant is powered by an accredited, renewable energy source and they will be surrendered to the Renewable Energy Regulator as unequivocal evidence that the desalination plant is 100 per cent powered by renewable energy. When the desalination plant is in standby mode, the Wind Farm will continue to operate and the power will be sold to other customers.

•	The Prime Minister released a Green Paper on the Carbon Pollution Reduction Scheme in July 2008. It canvasses options and preferred approaches on issues, such as which industry sectors will be covered and how emission caps will be set. It also includes ways to address the impacts on Australian households, emissions-intensive trade-exposed industries and other strongly affected sectors.

The final form of an emissions trading scheme is yet to be announced but may have an impact on electricity generators and suppliers.

As the design of the Carbon Pollution Reduction Scheme has not been finalised, and in particular, the transitional measures that may accompany the Scheme, there is uncertainty about the potential impact on the operations of electricity generators and suppliers and their cost of compliance.

•	The Commonwealth Government announced during the 2007-08 financial year a new water management plan, known as “Water for the Future” (previously “National Plan for Water”). Whilst legislation has not yet passed in relation to this plan and the details are not yet determined, there is a clear undertaking that the plan will involve a significant buy-back of water licences to increase river flows for environmental and sustainability purposes.

When this occurs the State Water Corporation’s customer base will alter significantly. At this stage, the extent of the impact on revenue is not considered significant as State and Federal agencies have committed to paying delivery costs of regulated water supply.

•	In July 2008, as part of the current national water reforms the Commonwealth and relevant Murray Darling Basin State Governments agreed to abolish the Murray Darling Basin Commission (MDBC) and establish the Murray Darling Basin Authority to commence operations in 2008-09. As a result of the changing arrangements the State is likely to amend its accounting treatment and replace its equity investment in the Murray Darling Basin Commission with a share in jointly controlled assets. Pending confirmation of the MDBC’s accounts at the date of transfer it is not possible to accurately estimate the financial impact of this changing treatment on the net assets and operating result of the Total State Sector Accounts.

•	In December 2007, the New South Wales Government announced that it would accept the key recommendations of the Owen Inquiry into Electricity Supply in New South Wales.

On 29 August 2008, the Government announced its revised electricity strategy, which removes the need for the public sector to fund the cost of maintaining the competitiveness of the retail businesses.

NSW Treasury and the project advisors are currently preparing the details of the revised electricity strategy for the Government’s consideration.

28.	COMPLIANCE WITH APPROPRIATIONS

Details of compliance with parliamentary appropriations are contained in the annual financial reports of Budget dependent agencies. The “Summary of Compliance with Financial Directives” in each agency’s annual financial report includes a summary of recurrent and capital appropriations disclosing separately the original and revised amounts appropriated, and relevant expenditure for the reporting period.

29.	FINANCIAL INSTRUMENTS

The principal financial instruments of the New South Wales Public Sector (hereafter referred to as the ‘State’) are outlined below. These financial instruments arise directly from the State’s operations or are required to finance

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

the State’s operations. The State does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The State’s main risks arising from financial instruments are outlined below, together with the State’s objectives, policies and processes for measuring and managing risk. Further quantitative and qualitative disclosures are included throughout this financial report.

The NSW Treasury, acting for the Treasurer, has overall responsibility for the establishment and oversight of risk management guidelines for the New South Wales public sector. This includes establishing Treasury Management policy to strengthen the framework for managing risks associated with public sector agencies’ treasury functions, including borrowings, investments, derivatives, debt and investment management.

As part of this framework, NSW Treasury administers the Public Authorities (Financial Arrangements) Act 1987 which is the sole source of legal power for government authorities to enter into financial arrangements. Under this Act, the Treasurer is given responsibility of exercising a central supervisory role in respect of the investment and liability management activities of authorities to ensure that the NSW Public Sector’s financial risks and exposures are properly and prudently managed.

This role is affected through the requirement to have the borrowing, investment and joint venture/joint private- public sector financing activities of each authority approved by the Treasurer or Governor.

NSW Treasury Corporation (TCorp) is the State’s central borrowing and investing authority. TCorp holds a level of investments for liquidity management purposes, and, as the State’s central investing authority it administers the management of the majority of the State’s investments. TCorp, acting as the State’s central borrowing authority, issues bonds to the public. Bondholders include local and overseas individuals and financial institutions.

The State also holds a small component of investments and borrowings which have not been made through TCorp, but were made directly by individual State agencies, under the authority of the Public Authorities (Financial Arrangements) Act 1987.

Management of individual public sector agencies review and agree policies for managing their organisation’s risks. Risk management policies are established to identify and analyse the risks faced by the State, to set risk limits and controls and to monitor risks. Compliance with policies is reviewed by public sector agency audit committees, and or internal auditors on a continuous basis. NSW Treasury monitors agency risks from a financial perspective.

This note commences with a summary of the major financial instruments, their classification and carrying amounts.

It is followed by information on the valuation of financial instruments

The note then reports on the main risks as they affect the State’s financial instruments classified into

•	Credit Risk, which affects financial assets

•	Liquidity Risk, which affects financial liabilities, and

•	Market Risk, which affects financial assets and liabilities because of changes in market prices.

A reference to ‘financial instruments’ in this note excludes prepayments and statutory receivables/payables as accounting standard AASB 7 excludes them from the definition of financial instruments.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The State’s financial instruments are classified as follows:

FINANCIAL INSTRUMENT CATEGORIES

		Total Carrying	Total Carrying
		Amount	Amount
Category	Note	2008	2007
		$m	$m

Financial Assets
Cash and cash equivalents	6	4,913	4,320
Receivables(a) Loans and receivables (at amortised cost)	7	4,217	4,428
Financial assets at fair value
At fair value through profit and loss — classified at held for trading	8	607	909
Designated and effective hedging instruments	8	106	28
Designated at fair value through profit and loss	8	11,933	11,403
Financial Liabilities
Payables(b) Financial liabilities measured at amortised cost		5,963	6,291
Borrowings(c) Financial liabilities measured at amortised cost	18	37,814	32,833
Derivatives At fair value through profit and loss — classified at held for trading	19	676	1,051
Designated and effective hedging instruments	19	648	2,888

(a)	Excludes statutory receivables and prepayments (i.e. not within the scope of AASB 7)

(b)	Excludes statutory payables and deferred revenue (i.e. not within the scope of AASB 7)

(c)	Borrowings comprise bank overdraft, loans from the Commonwealth, other domestic and foreign borrowings and finance leases

VALUATION OF FINANCIAL INSTRUMENTS

Financial assets are generally recognised at fair value, with the exception of receivables, which are measured at cost. The value of the Hour-Glass Investments is based on the State’s share of the value of the underlying assets of the facility, based on the market value. All of the Hour-Glass facilities are valued using ‘redemption’ pricing. Financial liabilities are generally recognised at amortised cost with the exception of derivatives, which are reported at fair value.

Except where specified below, the amortised cost of financial instruments recognised in the balance sheet approximates the fair value, because of the short-term nature of many of the financial instruments.

Further information on the recognition and measurement of financial instruments by category is reported in Note 1 ‘Statement of Significant Accounting Policies’.

The following table details the financial instruments where the fair value differs from the carrying amount.

FINANCIAL INSTRUMENTS WITH DIFFERENT CARRYING AMOUNTS AND FAIR VALUES.

	Total Carrying	Aggregate	Total Carrying	Aggregate
	Amount	Fair Value(a)	Amount	Fair Value(a)
	2008	2008	2007	2007
	$m	$m	$m	$m

Financial Liabilities
Domestic and foreign borrowings	35,986	34,753	31,295	30,328

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(a)	The net fair value of financial assets and liabilities, with the exception of borrowings, is reflected by their carrying amounts in the Balance Sheet. The net fair value of borrowings is based on market value derived by NSW Treasury Corporation using market interest rates current at reporting date.

In 2008-09 the State will prepare its financial report in accordance with accounting standard AASB 1049 and the carrying amount of marketable borrowings will be restated to fair value, consistent with Government Finance Statistics principles. This may lead to greater volatility in future results, due to the recognition of market value increments on borrowings through profit or loss.

CREDIT RISK OF FINANCIAL ASSETS

Credit risk arises when there is the possibility of the State’s debtors defaulting on their contractual obligations, resulting in a financial loss to the State. The maximum exposure to credit risk is generally represented by the carrying amount of the financial assets (net of any allowance for impairment).

Credit risk arises from the financial assets of the State, including cash, receivables, and deposits.

The State controls the borrowing and investing powers of its authorities through the Public Authorities (Financial) Arrangement Act. The provision for the Treasurer to schedule authorities under this Act restricts the ability and amount that public authorities can borrow and invest, and directs most authorities to finance only through NSW Treasury Corporation (TCorp). TCorp manages credit risk associated with its financial assets through the selection of counterparties, establishment of minimum credit rating standards, and monitoring of credit utilisation against limits. Agencies with approved investing powers outside of TCorp are restricted to invest in classes of instruments (with varied credit ratings) as scheduled under the Public Authorities (Financial) Arrangement Act.

The State holds various security deposits to the value of $422 million (2007 $483 million). The deposits are generally non interest bearing and are held as security against current or future receivables for the provision of electricity, water and other services.

The State obtains other collateral in relation to securities sold under repurchase agreements and may obtain collateral in relation to securities loaned under its stock lending facility if required by TCorp Board policy. The terms and conditions of the repurchase agreements are governed by standard industry agreements, reflecting current Australian market practice. In the event of default, the State is immediately entitled to offset the cash collateral against the amounts owed by the defaulting counterparty. Cash collateral received for repurchase agreements outstanding at the balance date totalled $186 million (2007 nil).

Credit risk exists for the various classes of financial assets. These comprise financial assets at fair value, cash, and receivables.

Financial Assets at Fair Value

Financial Assets at fair value include fiduciary investments administered by NSW Treasury Corporation (TCorp’s Hour-Glass facilities and managed assets portfolio), securities and placements held by NSW Treasury Corporation, and a small component are other investments held directly by public sector agencies.

The investments within the Hour-Glass facilities are unit holdings in a managed investment pool, and as such, do not give rise to direct credit risk. While their carrying amount is reported within the financial assets at fair value in the table of Credit risk, they generate nil (direct) sensitivity to interest rate credit risk. As the Hour-Glass facilities unit price is sensitive to market price risk, they have been included in the sensitivity analysis under the separate section headed ‘Market Risk’. [Credit risk within the Hour-Glass facilities is managed through TCorp, as trustee contracting with a spread of managers and requiring in their mandates a series of controls over the concentration and credit quality of assets.]

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Managed asset portfolios

NSW Treasury Corporation (TCorp) manages credit risk and interest rate risk exposures applicable to specific fixed-interest investments of the State in accordance with an asset portfolio mandate agreed between the two parties. For this service TCorp receives a fee based on the dollar value of the portfolio, and in some cases a fixed component. The various risks are managed by TCorp within limits stipulated in the portfolio mandate.

Securities and Placements

These comprise bank bills and certificates of deposit, commercial paper, and government and semi-government bonds held by TCorp, mainly to cover the liquidity requirements of the State’s borrowings.

Categorisation of Credit Risk

Fixed-interest holdings are categorised for credit risk by the Standard & Poors (S&P) or Moody’s credit rating applicable to the underlying securities. The amount of securities held must not exceed the limit for the relevant S&P or Moody’s equivalent category. Limits also apply to the amounts that may be held with individual counterparties. To be eligible for investment, counterparties must satisfy minimum credit rating criteria. Monitoring processes ensure that credit rating information is up-to-date and portfolio holdings are maintained within the approved credit limits.

Credit risk applicable to investments is detailed in the tables below.

CONCENTRATION OF CREDIT RISK

							Other
2008	AAA	AA+	AA	AA−	A+	A	Ratings(b)	Total

Credit Rating(a)
Financial Assets at Carrying Amount
Managed Asset Portfolio	2,059	151	177	37	39	19	44	2,526
Securities and Placements	1,446	299	2,679	347	815	—	138	5,724
Derivative Financial Instruments	37	—	80	9	7	—	580	713
Other Financial Assets at Fair Value	—	—	224	—	308	—	522	1,054

	3,542	450	3,160	393	1,169	19	1,284	10,017

Other Off Balance Sheet Adjustments(c)
Stock Lending	—	—	349	243	—	—	—	592
Additional Potential Exposure to Derivatives	28	6	61	42	—	—	—	137
Additional Potential Exposure to Financial Instruments	42	3	34	5	11	—	2	97

	3,612	459	3,604	683	1,180	19	1,286	10,843

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

							Other
2007	AAA	AA+	AA	AA−	A+	A	Ratings(b)	Total

Credit Rating(a)
Financial Assets at Carrying Amount
Managed Asset Portfolio	2,229	132	946	155	39	8	—	3,509
Securities and Placements	1,287	—	1,473	46	1,032	10	95	3,943
Derivative Financial Instruments	24	3	23	13	—	—	874	937
Other Financial Assets at Fair Value	—	—	334	—	296	—	643	1,273

	3,540	135	2,776	214	1,367	18	1,612	9,662

Other Off Balance Sheet Adjustments(c)
Stock Lending	—	186	860	409	—	—	—	1,455
Additional Potential Exposure to Derivatives	14	15	38	8	—	—	3	78
Additional Potential Exposure to Financial Instruments	44	—	17	0	11	—	1	73

	3,598	336	3,691	631	1,378	18	1,616	11,268

(a)	Amounts are assigned to the credit ratings categories based on information provided by individual agencies who use rankings assigned by Standard and Poors (S&P) or Moody’s Investor Services. “AAA”, “AA+”, “AA”, “AA-”, “A+”, “A” displayed in the column headings are ratings categories by S&P that are comparable with “Aaa”, “Aa1”,“Aa2”, “Aa3”, “A1”,“A2” ratings given by Moody’s.

(b)	Short term ratings of A-2 or better, when the counterparty has no long term rating or the long term rating is A or lower. In addition, it includes an amount of $1.1 billion (2007 $1.5 billion) comprising various investments that have no specific rating.

(c)	These items are off balance sheet additional credit exposures.

The State has on loan to the fixed interest market, under T Corp’s stock lending facility, Corporation bonds with a total market value of $592 million (2007: $1,455 million). In the unlikely event of default by the borrower of bonds, the State would obtain ownership of any security pledges held as collateral against stock it has lent. There were no security pledges required to be held as collateral at 30 June 2008 (2007: $360 million).

The other off balance sheet disclosures represent the market value convention for the calculation of credit exposure for derivative financial instruments. This convention is to add to the market value an amount of potential exposure as determined by reference to the length of time to maturity and face value.

Cash

Cash comprises cash on hand, cash invested in the TCorp Hour-Glass Facility, and cash and deposits held at financial institutions. Interest is earned on daily bank balances at published rates. The TCorp Hour-Glass cash facility is discussed in the section headed ‘Market Risk’ as it is affected by market price risk. The credit ratings of the ‘other financial institutions’ holding the non Hour-Glass cash is mainly graded A+ short term and AA long term.

Receivables

Debtors exist for the settlement of services that the State provides across the broad spectrum of its public services. In addition, the State has issued low interest or interest free loans for policy purposes, which are known as advances. Advances receivable include amounts provided for assistance to farmers and for certain transport infrastructure.

Each State agency is responsible for the management and collection of its debtors.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

All trade debtors are recognised as amounts receivable at balance date. Sales are made on terms appropriate to the sector providing the public service. Collectability of trade debtors is reviewed on an ongoing basis. Established procedures are followed to recover outstanding amounts, including letters of demand. Debts which are known to be uncollectible are written off. An allowance for impairment is raised when there is objective evidence that the State will not be able to collect all amounts due. This evidence includes past experience, and current and expected changes in economic conditions and debtor credit ratings.

The annual movement in the allowance for impairment is summarised below.

MOVEMENT IN ALLOWANCE FOR IMPAIRMENT

	2007-08	2006-07
	$m	$m

Opening balance at 1 July	170	168
Amounts written off during the year	(59)	(59)
Amounts recovered during the year	(3)	(2)
Increase/(decrease) in allowance recognised in profit or loss	53	63

Closing balance at 30 June	161	170

The analysis excludes statutory receivables. Therefore, the total will not reconcile to the receivables total in the balance sheet.

The State provides services to a broad spectrum of the New South Wales economy, for example for water, electricity and public housing. Debtors include individual households and commercial business with various credit ratings.

The State is not materially exposed to concentrations of credit risk to a single trade debtor or group of debtors in respect of financial instruments. However, footnote (b) of Note 7 to this financial report discloses information on exposure to a single debtor in respect of statutory receivables, which are not reported within this financial instruments note as AASB 7 excludes them from its definition of financial instruments.

Based on past experience, debtors that are not past due (2008: $3.8 billion; 2007: $3.9 billion) represent 86.8% of the total trade debtors. Information has not been collated for the State on the quantum of debtors which are currently not past due or impaired whose terms have been renegotiated.

The overwhelming majority of amounts past due or impaired relate to the sale of goods and services. Therefore, the following analysis has been prepared for all receivables past due or impaired, and has not been dissected by component receivable.

FINANCIAL INSTRUMENTS PAST DUE OR IMPAIRED

	Past Due But	Considered
	not Impaired	Impaired
	$m	$m

June 2008
Less than three months overdue	267	32
Between three months and six months overdue	83	20
Greater than six months overdue	105	74
June 2007
Less than three months overdue	385	33
Between three months and six months overdue	166	12
Greater than six months overdue	42	100

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Each column in the table reports ‘gross receivables’. The receivables considered impaired can comprise of amounts that are fully or partially impaired.

The ageing analysis excludes statutory receivables, as these are not within the scope of AASB 7 and excludes receivables that are not past due and not impaired. Therefore, the total will not reconcile to the receivables total in the balance sheet.

LIQUIDITY RISK OF LIABILITIES

Liquidity risk is the risk that the State will be unable to meet its payment obligations when they fall due. The State, through its agencies, continuously manages risk through monitoring future cash flows and maturities planning to ensure adequate holding of high quality liquid assets. The objective is to maintain a balance between continuity of funding and flexibility through the use of overdrafts, borrowings and other advances.

During the current and prior years, there were no defaults or breaches on borrowings payable. Footnote (c) in the following table lists the State’s major financial guarantees. In addition, note 26 to this report outlines contingent liabilities in respect of guarantees made to facilitate the provision of certain services, the construction of several infrastructure assets, and guarantees associated with the previous disposal of certain assets. The State’s exposure to liquidity risk is deemed insignificant based on prior periods’ data and current assessment of risk.

Liabilities are recognised for amounts due to be paid in the future for goods or services received, whether or not invoiced. If trade terms are not specified, payment is generally made no later than the end of the month following the month in which an invoice or a statement is received.

In the 2006-07 Total State Sector Accounts, the interest rate risk exposures table presented financial assets and liabilities that agreed to the balance sheet carrying amounts. The 2007-08 Total State Sectors Accounts are prepared in accordance with the new standard AASB 7 Financial Instrument: Disclosures. The Standard requires presentation of exposures prepared using contractual undiscounted cash flows. This comprises loan commitments which include both borrowings at face value and future interest commitments. Therefore, the following table should not be compared with the information published in previous years’ reports. The table below summarises the maturity profile of the State’s financial liabilities, together with the interest rate exposure.

MATURITY ANALYSIS AND INTEREST RATE EXPOSURE OF FINANCIAL LIABILITIES(a)

		Floating	Fixed Interest/Contract Maturity:			Non-
		Interest	1 Year or	1 to 5	Over 5	Interest	Nominal
		Rate	Less	Years	Years	Bearing	Amount
	Notes	2008	2008	2008	2008	2008	2008
		$m	$m	$m	$m	$m	$m

Financial Liabilities
Payables		—	—	—	—	5,963	5,963
Bank overdraft	18	271	—	—	—	—	271
Domestic and foreign borrowings	18	—	7,096	22,419	18,917	—	48,432
Liability to the Commonwealth Government	18	—	8	2	1,392	—	1,402
Finance leases	18	—	101	400	913	—	1,414
Derivative Liabilities(b)	19	—	2,732	802	286	89	3,909
Financial Guarantees(c)		—	—	—	—	—	26

Total Financial Liabilities		271	9,937	23,623	21,508	6,052	61,417

(a)	The amounts disclosed are the contractual undiscounted cash flows of each class of financial liabilities and therefore, will not reconcile to the balance sheet which is based on fair value or amortised cost. The balances presented here include gross finance lease obligations, contractual amounts to be exchanged in a derivative

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

financial instrument for which gross cash flows are exchanged, and gross loan commitments, i.e. borrowings at face value plus future interest commitments. For information on financial guarantees refer to the above narrative on liquidity risk and Note 26 Contingent Liabilities.

(b)	The contract maturity analysis and liquidity risk of derivative liabilities is the best approximation derived from reasonable estimates that were calculated from information sourced from major NSW entities. These balances include estimated interest payments and exclude the impact of offsetting arrangements. These derivative financial instruments are not held for speculative or trading purposes, they are used to hedge exposure to changes in interest rates, foreign exchange rates and commodity prices.

(c)	The State has a number of financial guarantees outstanding at 30 June 2008 with an estimated total value of $26 million. The estimated value was calculated by Ernst & Young based on the remote possibility of any of these guarantees ever being exercised. These guarantees are as follows:

Structured Finance Activities: The State has guaranteed certain payment and performance obligations under cross border leases. The State has a third-party risk for money on deposit with a counterparty. TCorp regularly monitors the risk on behalf of the State. The counterparties have credit standings of from BBB+ to AAA. The credit risk for these activities is $0.3 billion (2007: $0.4 billion).

NEMMCO Guarantees: The State provides a guarantee over electricity related settlement payments made by electricity agencies to the National Electricity Marketing Management Company (NEMMCO) and power generators. Settlement payments are normally four weeks in arrears. The stability and financial integrity of the NEM is underpinned by the by the regulatory framework set out in the National Electricity Code and supported by established risk management procedures administered by NEMMCO including strategies for the management of credit risk. The credit risk for these activities is $1.3 billion (2007: $1.6 billion).

GIO Guarantees: The State provided a guarantee over GIO obligations for insurance policies entered into before its sale in 1992. The State’s guarantee can only be called upon if the existing owners are unable to make payment. This is regarded as extremely unlikely. The credit risk for these guarantees is $0.3 billion (2007: $0.3 billion).

Public Private Partnership Guarantees: The State has guaranteed that five agencies involved in public private partnerships will meet their obligations to pay for finance leases and services provided. These are long term agreements involving significant sums. It is very unlikely that the agencies would cease to pay the finance lease contracts on assets or meet payments for services they require for their operations. The credit risk for these activities is $4.3 billion (2007: $4.3 billion).

		Floating	Fixed Interest Rate Maturing in:			Non-
		Interest	1 Year or	1 to 5	Over 5	Interest	Nominal
		Rate	Less	Years	Years	Bearing	Amount
	Notes	2007	2007	2007	2007	2007	2007
		$m	$m	$m	$m	$m	$m

Financial Liabilities
Payables		—	—	—	—	6,291	6,291
Bank overdraft	18	123	—	—	—	—	123
Domestic and foreign borrowings	18	—	10,232	18,124	12,079	—	40,435
Liability to the Commonwealth Government	18	—	8	—	1,441	—	1,449
Finance leases	18	—	112	350	808	—	1,270
Derivative liabilities(b)	19	—	3,973	1,029	49	754	5,805
Financial Guarantees(c)		—	—	—	—	—	(c	)

Total Financial Liabilities		123	14,325	19,503	14,377	7,045	55,373

(a)	The amounts disclosed are the contractual undiscounted cash flows of each class of financial liabilities and therefore, will not reconcile to the balance sheet which is based on fair value or amortised cost. The balances

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

presented here include gross finance lease obligations, contractual amounts to be exchanged in a derivative financial instrument for which gross cash flows are exchanged, and gross loan commitments, i.e. borrowings at face value plus future interest commitments. For information on financial guarantees refer to the above narrative on liquidity risk and Note 26 Contingent Liabilities.

(b)	The contract maturity analysis and liquidity risk of derivative liabilities is the best approximation derived from reasonable estimates that were calculated from information sourced from major NSW entities. These balances include estimated interest payments and exclude the impact of offsetting arrangements.

(c)	Refer to Note (c) in the 2008 table on the previous page for information on financial guarantees.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The State’s exposures to market risk are primarily through

•	interest rate risk on the State’s borrowings and investments,

•	price risks associated with the movement in the unit price of the Hour-Glass Investment Facilities,

•	electricity and other price risks that affect specific revenue and expenses, and

•	foreign exchange risk that could affect borrowings and the value of overseas purchases.

For interest rate risk and Hour-Glass price risk the effect on profit and equity due to a reasonably possible change in risk variable is outlined in the information below. A reasonably possible change in risk variable has been determined after taking into account the economic environment in which the State operates and the time frame for the assessment (i.e. until the end of the next annual reporting period). The sensitivity analysis is based on risk exposures in existence at the balance sheet date. The analysis is performed on the same basis for 2007. The analysis assumes that all other variables remain constant.

Interest Rate Risk

Exposure to interest rate risk arises primarily through the State’s interest bearing assets and liabilities. This risk is minimised by undertaking mainly fixed rate borrowings and entering fixed interest deposits, primarily through NSW Treasury Corporation (TCorp).

TCorp manages the debt portfolio of the Crown, the Roads and Traffic Authority and a majority of the State’s commercial entities. A small number of other commercial entities engage private sector financial institutions to manage, or advise on the management of their debt portfolios, or manage their own portfolios.

The Treasury’s Debt Management Policy requires that entities with significant debt portfolios manage the portfolio against a benchmark portfolio. This benchmark portfolio reflects the risk and return preferences of the individual entities. The debt manager must ensure that the average maturity of the actual debt portfolio is within an agreed range of the benchmark portfolio. In order to achieve this, TCorp uses derivatives, primarily interest rate futures, to manage the duration and maturity profile of the managed asset portfolio within specified tolerance limits.

The State’s exposure to interest rate risk is set out in the table below. The Interest Rate Risk Table reports the estimated sensitivity of a one per cent movement in interest rates to the operating result of the State. The value of the State’s ‘available-for-sale’ investments that are directly adjusted to equity is negligible.

Therefore, for the financial instruments in the table, a change in interest rates would affect the operating result, and not be adjusted directly to equity.

A reasonably possible change of +/- 1% is used, consistent with current trends in interest rates. The basis will be reviewed annually and amended where there is a structural change in the level of interest rate volatility.

[The Hour-Glass Cash and Investment facilities are managed funds, and are affected by market price risk and not by interest risk. A separate sensitivity analysis is provided in the ‘Market Risk’ disclosures of this note.]

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

INTEREST RATE RISK — SENSITIVITY ANALYSIS

		(1)%		1%
	Carrying	Surplus/		Surplus/
	Amount	(Deficit)(a)	Equity(b)	(Deficit)(a)	Equity(b)
	$m	$m	$m	$m	$m

2008
Financial Assets
Cash and cash equivalents(c)	4,913	(24)	—	24	—
Receivables	4,217	—	—	—	—
Financial assets at fair value
Held or administered by T Corp(d)	10,879	114	—	(114)	—
Other Financial Assets(e)	1,054	(5)	—	5	—
Derivative assets	713	(7)	—	7	—
Financial Liabilities
Bank overdraft	271	3	—	(3)	—
Payables	5,963	—	—	—	—
Borrowings — issued by T Corp(f)	35,780	14	—	(14)	—
Borrowings — other(e)	1,763	2	—	(2)	—
Derivative Liabilities(g)	1,324	—	—	—	—
2007
Financial Assets
Cash and cash equivalents(c)	4,320	(20)	—	20	—
Receivables	4,428	—	—	—	—
Financial assets at fair value
Held or administered by T Corp(d)	10,130	84	—	(84)	—
Other Financial Assets(e)	1,273	(7)	—	7	—
Derivative assets	937	(9)	—	9	—
Financial Liabilities
Bank overdraft	123	1	—	(1)	—
Payables	6,291	—	—	—	—
Borrowings — issued by T Corp(f)	30,915	15	—	(15)	—
Borrowings — other(e)	1,793	4	—	(4)	—
Derivative Liabilities(g)	3,939	—	—	—	—

(a)	A decrease (increase) of one percentage point in interest rates on variable financial instruments at reporting date would have increased (decreased) the surplus or deficit by the amounts shown. This analysis assumes that fixed rate instruments held at 30 June will be reinvested upon maturity in fixed (and not floating) rate instruments, and all other variables remain constant. Where the carrying amount is impacted, this amount is multiplied by +/- 1%.

(b)	Financial instruments are not considered available for sale or held for sale items as they are not held for speculative purposes. Financial assets at fair value are classified as held for trading, or, designated and effective hedging instruments. Financial liabilities measured at amortised cost are classified as held for trading, or, designated and effective hedging instruments.

Therefore, the potential impact of interest rate fluctuations for these financial instruments will be taken directly to the profit or loss and not directly to equity.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(c)	Excludes interest rate sensitivity of the cash and cash equivalents that are held in the T Corp Hour-Glass portfolio. The cash and cash equivalents of the Hour-Glass portfolio are subject to the overall risks of that facility and are reported in a separate table.

(d)	These balances comprise short term securities and placements held with T Corp at fixed interest rates and Hour-Glass investments managed by T Corp. The risks associated with the Hour-Glass are reported separately under the ‘Market Risk’ section of this note.

(e)	This balance represents items that are subject to floating or fixed interest rates that are not held with T Corp. Where the underlying financial instrument has a fixed interest rate, it is considered that there will be no impact from interest rate changes until such time as the instrument matures and the terms and conditions of its lodgement are renegotiated. Therefore, for these financial instruments, a change in interest rate would not affect profit or loss, or equity reported at 30 June.

(f)	Borrowings issued by T Corp include variable and fixed rate instruments. The overall risks associated with these T Corp administered holdings of financial liabilities are disclosed in the narrative on ‘Market Risk’.

(g)	Derivative liabilities are considered non-interest bearing due to their nature. Therefore, changes in interest rates at reporting date would not affect profit or loss.

The above table has been prepared using the assumption that only floating rate instruments directly affect the operating result, due to a change in interest rate.

The table shows that interest rate risk at 30 June 2008 would not significantly and directly affect the operating result in an immediate sense, as the majority of financial instruments were at a fixed interest rate. However, interest rate changes could affect operating results to a greater extent as time progresses, and existing fixed rate instruments also mature or are rolled over into replacement instruments (fixed or floating rate), which can be affected by future changes to interest rates.

PRICE RISK

The State’s main exposures to price risk result from changes in market prices of its Hour-Glass managed fund facilities, and through changes in the spot price for electricity purchases and sales, within the National Electricity Market

The State has no significant direct equity marketable investments. So, aside from Hour-Glass managed funds, there are no other significant financial instruments that are affected by changes in share prices. However, refer to note 20 Provisions for information on superannuation liabilities which can be affected by changes in share and other prices, but do not meet the definition of ‘financial instruments’ for the purposes of this Note, and so are excluded from the following analysis.

NSW Treasury Corporation (TCorp) Hour-Glass Facilities

The State holds units in the following Hour-Glass investment trusts, which are held for strategic rather than trading purposes. The facilities comprise a series of managed funds which are subject to volatility in their unit prices.

Each facility comprises a different underlying type of investment, with associated risks and investment horizons.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

HOUR-GLASS FACILITIES

			2008	2007
			$m	$m

Facility	Investment Sectors	Investment Horizon
Cash	Cash, money market instruments	Up to 1.5 years (pre-June 2008 — Up to 2 years)	2,469	2,275
Strategic cash	Cash, money market and other interest rate instruments	1.5 years to 3 years	49	—
Bond Market (closed June 2008)	Cash, money market instruments, Australian bonds	2 years to 4 years	—	66
Medium Term growth	Cash, money market instruments, Australian and International bonds, listed property, Australian and international shares	3 years to 7 years (pre-June 2008 — 4 years to 7 years)	201	383
Long Term growth	Cash, money market instruments, Australian and international bonds, listed property, Australian and international shares	7 years and over	859	1,048
Treasury Managed Fund (Hour Glass facility)	Cash, money market instruments, International bonds, listed property, Australian and international shares	Long Term	2,473	2,563

The State’s Hour Glass Facilities			6,051	6,335

The unit price of each facility is equal to the total fair value of the net assets held by the facility divided by the number of units on issue for that facility. Unit prices are calculated and published daily.

TCorp is trustee for each of the above facilities and is required to act in the best interest of the unitholders and to administer the trusts in accordance with the trust deeds. As trustee, TCorp has appointed external managers to manage the performance and risks of each facility in accordance with a mandate agreed by the parties. However, TCorp acts as manager for part of the Cash Facility and for the Strategic Cash Facility. A significant portion of the administration of the facilities is outsourced to an external custodian.

Investment in the Hour-Glass facilities limits the State’s exposure to risk, as it allows diversification across a pool of funds with different investment horizons and a mix of investments.

The following table provides sensitivity analysis information for each of the Hour-Glass facilities, using historically based volatility information collected over a ten year period, quoted at two standard deviations (i.e. 95% probability).

The TCorp Hour-Glass Investment facilities are designated at fair value through profit or loss and therefore any change in unit price impacts directly on profit (rather than equity). A reasonably possible change is based on the percentage change in unit price (as advised by TCorp) multiplied by the redemption value as at 30 June each year for each facility.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

PRICE RISK SENSITIVITY ANALYSIS OF THE HOUR-GLASS INVESTMENT FACILITIES

	Change in
Facility	Unit Price	2008	2007
		$m	$m

Cash	+/−1.0%	25	23
Strategic Cash(a)	+/−2.0%	1	—
Bond Market(a)	+/−5.0%	—	3
Medium Term Growth	+/−7.5%	15	29
Long Term Growth	+/−15.0%	129	157
Treasury Managed Fund Facility	+/−17.5%	433	449

(a)	The Bond Market Facility was replaced by the Strategic Cash Facility in June 2008.

The table above shows that the State’s dollar exposure to Hour-Glass unit price risk can be significant, particularly for its holdings in the Long-Term and Treasury Managed Fund Facilities. Both of these facilities are underpinned by heavier weightings in share and property growth assets. It should be expected that while there can short term volatility in annual returns, they will return higher long term returns than the Cash or Strategic Cash facilities. In particular, the Treasury Managed Fund investments are held beyond the short term to reflect the payment horizon for insurance claims, which can extend beyond a few years.

Electricity Price Risk

The State is exposed to electricity price and revenue risk through purchases and sales within the National Electricity Market (NEM). State owned generators and retail suppliers sell and purchase electricity through the NEM to meet customer load requirements. Price risk arises from the sale and purchase of electricity at variable pool prices through the NEM. It is the responsibility of the boards of the state owned generators and retail suppliers to use a combination of risk management tools such as swaps, options and futures contracts transacted with market participants and energy trading operators to hedge the customer load and control exposure to NEM pool prices.

Trading is performed under board approved mandates which permit active portfolio management within regularly monitored risk limits. The limits consider measurements of ‘cashflow at risk’ and ‘earnings at risk’, accompanied by volumetrics position analysis. As the energy purchases and sales are managed on a daily basis by the six individual boards that represent these State owned participants, and each participant operates on its own forward price curve estimate, information has not been collated, which enables an estimate of the overall impact of price volatility on the net position of the State. However, information will be published on the impact of price volatility as it affects each of the State’s retail generators and retail suppliers in notes to their individual financial reports.

FOREIGN EXCHANGE RISK

The State, through its consolidated entities has policies and procedures in place, and utilises foreign exchange derivatives to ensure that it has no material exposure to changes in foreign exchange rates.

Borrowings

In order to achieve the most cost effective funding of the State’s debt, NSW Treasury Corporation conducts a number of debt issues in foreign currencies in foreign capital markets.

Foreign exchange risk, arising from offshore borrowings undertaken in foreign currencies to fund Australian dollar assets, is covered by entering into Australian cross-currency swaps.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Managed asset portfolios

During the year some investments in the managed fixed asset facility may be denominated in currencies other than Australian Dollars. TCorp is required to effectively hedge that currency exposure as and when it arises. It fully hedges all foreign currency exposure for international fixed interest and listed property unit trust investments and foreign currency denominated bond investments. As at 30 June 2008, the State had no transactional or structural currency exposures associated with these portfolios. (2007 $nil)

Other Purchase and Sale Commitments

In addition, a number of entities in the NSW Public Sector enter into forward foreign exchange contracts to hedge certain purchase and sale commitments entered into in the normal course of business.

These contracts cover the purchase of capital equipment and supplies for state electricity. water, transport and waste authorities.

The following table list the value of these forward foreign exchange contracts as denominated in their foreign currency.

PURCHASE AND SALE COMMITMENT CONTRACTS DENOMINATED IN THEIR FOREIGN CURRENCY

	2008	2007
	In Foreign	In Foreign
Buy Currency	Currency	Currency
	Millions	Millions

Swiss Franc	121	124
Euro	59	151
Korean Won	57,245	—
United States Dollar	39	70
Singapore Dollars	19	—
Japanese Yen	861	383
United Kingdom Pounds	1	—

The foreign currency risk is not considered material in terms of a possible impact on profit or loss and total equity and, as such, a sensitivity analysis has not been completed. The total exposure in Australian dollars is estimated at $343 million (2007 $444 million).

30.	DISCONTINUING OPERATIONS

There were no material discontinuing operations to report for 2007-08 and 2006-07.

31.	DISAGGREGATED FINANCIAL STATEMENTS

Assets, liabilities, revenues and expenses that are reliably attributable to each broad sector of activities of the Government are set out below. The broad sectors have been determined in accordance with the Government Finance Statistics Standards of the Australian Bureau of Statistics.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the purpose of this disclosure, effects of transactions and balances between sectors have not been eliminated, but those between entities within each sector have been eliminated.

Pursuant to National Competition Policy, the Government has implemented a National Tax Equivalents Regime (NTER) for Public Trading Enterprises and some General Government agencies.

Tax effect accounting principles have therefore been adopted by all agencies, which are part of the National Tax Equivalents Regime. On consolidation, all NTER related income tax entries are eliminated for the Total State Sector Accounts.

The 2006-07 comparative year columns in the following tables have been restated for any corrections of errors and changes in accounting policies, for consistency with the 2007-08 presentation.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

THE NSW TOTAL STATE SECTOR ACCOUNTS DISAGGREGATED

STATEMENT OF REVENUE AND EXPENSES FOR THE YEAR ENDED
30 JUNE 2008

	General Government		Public Trading Enterprises		Public Financial Enterprises		Eliminations		Total State Sector
	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

REVENUES
State Revenues
Taxation	18,548	17,697	—	—	—	—	(756)	(428)	17,792	17,269
Commonwealth Grants	19,520	17,752	9	—	—	—	—	—	19,529	17,752
Financial Distribution	2,020	1,953	—	—	—	—	(2,020)	(1,953)	—	—
Fines, Regulatory Fees and Other	1,365	1,195	—	—	—	—	—	1	1,365	1,196

Total State Revenues	41,453	38,597	9	—	—	—	(2,776)	(2,380)	38,686	36,217

Operating Revenues
Sale of Goods and Services	3,614	3,307	13,208	11,996	323	156	(752)	(546)	16,393	14,913
Investments	(151)	1,335	246	285	2,415	1,878	(1,890)	(1,760)	620	1,738
Grants and Contributions	1,114	1,021	3,962	4,647	6	9	(3,664)	(4,364)	1,418	1,313
Other	442	463	408	383	—	—	(21)	(19)	829	827

Total Operating Revenues	5,019	6,126	17,824	17,311	2,744	2,043	(6,327)	(6,689)	19,260	18,791

EXPENSES EXCLUDING LOSSES
Employee Benefits
— Superannuation	2,374	2,573	212	154	1	1	—	—	2,587	2,728
— Other	20,365	18,773	3,750	3,476	13	12	(240)	(217)	23,888	22,044
Other Operating	9,508	8,795	7,046	6,203	253	46	(792)	(287)	16,015	14,757
Depreciation and Amortisation	2,466	2,308	2,249	2,155	3	1	—	—	4,718	4,464
Grants and Subsidies	10,415	10,268	196	195	—	—	(4,056)	(4,756)	6,555	5,707
Finance Costs	1,319	1,289	1,203	1,082	2,000	1,837	(1,997)	(1,834)	2,525	2,374

Total Expenses	46,447	44,006	14,656	13,265	2,270	1,897	(7,085)	(7,094)	56,288	52,074

OTHER NET INCOME
Net Gain/(Loss) on Disposals	52	22	68	(22)	—	—	(9)	—	111	—
Other Net Gains/(Losses)	(3,266)	3,179	(343)	(31)	(67)	(71)	9	23	(3,667)	3,100
Share of Earnings from Equity Investments	48	9	1	33	—	—	—	—	49	42

SURPLUS/(DEFICIT) FOR THE YEAR	(3,141)	3,927	2,903	4,026	407	75	(2,018)	(1,952)	(1,849)	6,076

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

THE NSW TOTAL STATE SECTOR ACCOUNTS DISAGGREGATED

BALANCE SHEET
AS AT 30 JUNE

	General Government		Public Trading Enterprises		Public Financial Enterprises		Eliminations		Total State Sector
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Current Assets
Cash and Cash Equivalent Assets	2,299	2,438	2,063	1,675	697	387	(146)	(180)	4,913	4,320
Receivables	4,488	4,294	2,053	2,976	853	830	(2,330)	(2,622)	5,064	5,478
Financial Assets at Fair Value	741	910	588	965	10,084	11,024	(5,813)	(8,365)	5,600	4,534
Investments Accounted for Using the Equity Method	—	—	—	—	—	—	—	—	—	—
Inventories	145	152	597	526	—	—	—	—	742	678
Other	10	—	214	288	—	—	—	—	224	288
Non-Current Assets Held for Sale	144	208	49	187	—	—	—	—	193	395

Total Current Assets	7,827	8,002	5,564	6,617	11,634	12,241	(8,289)	(11,167)	16,736	15,693

Non-Current Assets
Receivables	7,869	7,962	797	1,881	—	20	(7,015)	(8,336)	1,651	1,527
Financial Assets at Fair Value	5,336	6,258	233	276	26,590	20,883	(25,113)	(19,611)	7,046	7,806
Investments Accounted for Using the Equity Method	1,622	1,519	—	—	—	—	—	—	1,622	1,519
Inventories	21	22	360	411	—	—	—	—	381	433
Property, Plant and Equipment
Land and Buildings	48,249	46,422	42,606	40,468	4	5	—	—	90,859	86,895
Plant and Equipment	6,910	6,701	4,013	3,827	3	2	—	—	10,926	10,530
Infrastructure Systems	44,445	38,476	50,345	43,813	—	—	—	—	94,790	82,289
Investment Properties	298	312	1,248	1,088	—	—	—	—	1,546	1,400
Forestry Stock and Other Biological Assets	7	6	1,512	1,403	—	—	—	—	1,519	1,409
Intangibles	696	545	1,071	1,024	3	2	—	—	1,770	1,571
Other	1,319	1,194	45	67	—	—	(37)	(8)	1,327	1,253

Total Non-Current Assets	116,772	109,417	102,230	94,258	26,600	20,912	(32,165)	(27,955)	213,437	196,632

TOTAL ASSETS	124,599	117,419	107,794	100,875	38,234	33,153	(40,454)	(39,122)	230,173	212,325

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	General Government		Public Trading Enterprises		Public Financial Enterprises		Eliminations		Total State Sector
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Current Liabilities
Payables	3,222	3,103	2,835	3,373	741	1,015	(645)	(1,060)	6,153	6,431
Borrowings at Amortised Cost	2,270	3,826	2,539	2,464	4,316	7,050	(4,911)	(6,400)	4,214	6,940
Derivatives at Fair Value	—	—	332	2,073	607	738	(46)	—	893	2,811
Provisions	8,519	8,116	3,525	3,247	53	53	(1,629)	(1,508)	10,468	9,908
Other	380	328	284	258	1	1	(47)	(32)	618	555
Liabilities Directly Associated with Assets Held for Sale	—	—	—	—	—	—	—	—	—	—

Total Current Liabilities	14,391	15,373	9,515	11,415	5,718	8,857	(7,278)	(9,000)	22,346	26,645

Non-Current Liabilities
Borrowings at Amortised Cost	11,746	9,772	16,818	14,267	31,804	24,248	(26,768)	(22,394)	33,600	25,893
Derivatives at Fair Value	—	—	146	910	294	229	(9)	(11)	431	1,128
Provisions	22,797	19,720	6,361	6,251	274	50	(5,741)	(5,953)	23,691	20,068
Other	2,807	3,930	808	745	—	—	(658)	(1,764)	2,957	2,911

Total Non-Current Liabilities	37,350	33,422	24,133	22,173	32,372	24,527	(33,176)	(30,122)	60,679	50,000

TOTAL LIABILITIES	51,741	48,795	33,648	33,588	38,090	33,384	(40,454)	(39,122)	83,025	76,645

NET ASSETS	72,858	68,624	74,146	67,287	144	(231)	—	—	147,148	135,680

Equity
Reserves	42,360	35,797	33,722	28,026	—	—	—	—	76,082	63,823
Accumulated Funds	30,489	32,813	40,409	39,245	144	(231)	—	—	71,042	71,827
Amounts Recognised Directly in Equity Relating to Assets Held for Sale	9	14	15	16	—	—	—	—	24	30

TOTAL EQUITY	72,858	68,624	74,146	67,287	144	(231)	—	—	147,148	135,680

32  DETAILS OF CONSOLIDATED ENTITIES

The Total State Sector comprises the following entities and the entities that they control. Unless stated otherwise (below) the government has a full ownership interest in the controlled entities. Data was not consolidated for a number of small entities controlled by the state government (identified below with an asterisk) as they are not considered material for whole-of-government purposes. For completeness, they have been listed below as part of the government reporting entity.

Only two controlled entities have reporting dates dissimilar to the 30 June Total State Sector Accounts reporting date. The reporting dates for the Sydney Cricket and Sports Ground Trust (28 February) and the Parramatta Stadium Trust (31 December) are different as they are aligned to the sporting year associated with their primary activities. It is considered impracticable and not material to the results and financial position of the Total State Sector Accounts to attempt to align the two Trusts’ reporting periods to 30 June. Accordingly the annual financial results of these two trusts for their previous year (ending February and December respectively) have been consolidated into the 30 June based Total State Sector Accounts.

General Government Sector Agencies	Aboriginal Housing Office ANZAC Memorial Building Trustees(*)
Art Gallery of NSW Foundation(*)
Art Gallery of New South Wales

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Attorney General’s Department
Audit Office of New South Wales
Australian Museum

Board of Vocational Education and Training(*)
Building and Construction Industry Long Service Leave Payments Corporation
Building Insurers Guarantee Corporation(*)

Cancer Institute NSW
Casino Control Authority
Catchment Management Authorities (all CMAs)
CB Alexander Foundation(*)
Centennial Park and Moore Park Trust
Chipping Norton Lakes Authority(*)
Community Relations Commission
Consolidated Fund
Crown Entity
Crown Leaseholds Entity
Crown Property Portfolio

Dams Safety Committee(*)
Department of Aboriginal Affairs
Department of Ageing, Disability and Home Care
Department of the Arts, Sport and Recreation
Department of Commerce
Department of Community Services
Department of Corrective Services
Department of Education and Training
Department of Environment and Climate Change
Department of Health
Department of Juvenile Justice
Department of Lands
Department of Local Government
Department of Planning
Department of Premier and Cabinet
Department of Primary Industries
Department of Rural Fire Service
Department of State and Regional Development
Department of Water and Energy

Election Funding Authority of New South Wales(*)
Electricity Tariff Equalisation Ministerial Corporation
Environmental Protection Authority(*)
Environmental Trust

Farrer Memorial Research Scholarship Fund(*)
Festival Development Corporation(*)

Game Council of New South Wales(*)
Greyhound and Harness Racing Regulatory Authority(*)
Growth Centres Commission

Health Care Complaints Commission
Health Foundation of NSW(*)
Historic Houses Trust of New South Wales
Home Care Service of New South Wales
Home Purchase Assistance Fund
Hunter Development Corporation

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Independent Commission Against Corruption
Independent Pricing and Regulatory Tribunal
Independent Transport Safety and Reliability Regulator
Institute of Sport (NSW)(*)
Institute of Teachers(*)
Internal Audit Bureau(*)

Judicial Commission of New South Wales

Lake Illawarra Authority(*)
Land and Property Information New South Wales
Legal Aid Commission of New South Wales
Lord Howe Island Board(*)
Liability Management Ministerial Corporation
Luna Park Reserve Trust

Marine Parks Authority(*)
Mines Subsidence Board(*)
Minister Administering Environmental Planning and Assessment Act (incorporating Sydney Region Development Fund and Land Development Contribution Fund)
Ministry for Police
Ministry of Transport
Motor Accidents Authority
Museum of Applied Arts and Sciences

Natural Resources Commission
New South Wales Adult Migrant Education Service(*)
New South Wales Businesslink
New South Wales Crime Commission
New South Wales Electoral Commission
New South Wales Film and Television Office
New South Wales Fire Brigades
New South Wales Food Authority
New South Wales Self Insurance Corporation
New South Wales Maritime Authority
New South Wales Medical Board(*)
New South Wales Police

Office for Children
Office of Protective Commissioner and Public Guardian(*)
Office of the Board of Studies
Office of the Director of Public Prosecutions
Office of the Motor Accidents Authority
Office of the WorkCover Authority
Office of Transport Safety Investigations
Ombudsman’s Office

Parramatta Park Trust(*)
Police Integrity Commission
Psychiatry Institute of NSW(*)
Public Trust Office — Administration

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Redfern — Waterloo Authority
Rental Bond Board
Roads and Traffic Authority
Royal Botanic Gardens and Domain Trust
Rural Assistance Authority

Sporting Injuries Committee(*)
State Council of Rural Lands Protection Boards(*)
State Emergency Service
State Library of New South Wales
State Property Authority
State Records Authority
State Sports Centre Trust
Superannuation Administration Corporation
Sydney Olympic Park Authority

Technical Education Trust Fund(*)
The Legislature
The Sequicentenary of Responsible Government Trust(*)
Treasury

Upper Parramatta River Catchment Trust(*)

Vocational Education and Training Accreditation Board(*)

Western Sydney Parklands Trust
Wild Dog Destruction Board(*)
WorkCover Authority
Workers Compensation (Dust Diseases) Board
World Youth Day Co-ordination Authority

Public Trading Enterprises	City West Housing Pty Ltd Cobar Water Board(*)
Country Energy
Crown Entity — Trading Activities

Delta Electricity
Department of Housing — Land and Housing Corporation

EnergyAustralia
Eraring Energy
Events New South Wales Pty Ltd

Forests New South Wales

Hunter Water Corporation

Integral Energy

Jenolan Caves Reserves Trust(*)

Landcom

Macquarie Generation

Newcastle International Sports Centre Trust(*)
Newcastle Port Corporation
Newcastle Showground and Exhibition Trust(*)
New South Wales Lotteries Corporation

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Parramatta Stadium Trust
Port Kembla Port Corporation
Public Transport Ticketing Corporation

Rail Corporation New South Wales
Rail Infrastructure Corporation
Residual Business Management Corporation

State Rail Residual Holding Authority
State Transit Authority
State Water
Sydney Catchment Authority
Sydney Cricket Ground and Sports Ground Trust
Sydney Ferries
Sydney Harbour Foreshore Authority
Sydney Opera House
Sydney Ports Corporation
Sydney Water Corporation
Sydney 2009 World Masters Games Organising Committee

Teacher Housing Authority
Transport Infrastructure Development Corporation
TransGrid

Waste Recycling and Processing Corporation (WSN Environmental Solutions)
Wentworth Park Sporting Complex Trust(*)
Wollongong Sports Ground Trust
Zoological Parks Board

Public Financial Enterprises	Fair Trading Administration Corporation

FANMAC Trusts (a)

Lifetime Care and Support Authority

New South Wales Treasury Corporation

(*) Data was not consolidated for a number of small entities controlled by the state government as they are not considered material for whole-of-government purposes. For completeness, they have been listed above as part of the government reporting entity.

(a) The bonds issued by FANMAC Trusts are 100% held by Home Purchase Assistance Fund.

End of Audited Financial Report

Part II

(That required by Items (11), (13) and (14) and a part of that required by Item (3) of Schedule B of the Securities Act of 1933).

I. There is no provision for substitution of security with regard to the secured debt of New South Wales Treasury Corporation or The Crown in Right of New South Wales.

II. New South Wales Treasury Corporation and The Crown in Right of New South Wales hereby agree to furnish a copy of the opinion of Mallesons Stephen Jaques, Sydney, Australia, including a consent thereto, in respect of the legality of the Debt Securities and the Guarantee under the laws of New South Wales and the Commonwealth of Australia, and of Sullivan & Cromwell, Sydney, Australia, including a consent thereto, in respect of the legality of the Debt Securities under New York law.

III. An itemized statement showing the amount or estimated amounts of expenses of New South Wales Treasury Corporation and The Crown in Right of New South Wales, other than underwriting discounts and commissions, in connection with the offering and sale of a particular issue or series of Debt Securities shall be provided in the post-effective amendment to or with the exhibits to this Registration Statement relating to such issue or series.

Undertakings

The Registrants hereby undertake:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the Debt Securities being registered which remain unsold at the termination of the offering.

Contents of registration statement

This Registration Statement comprises:

(1) The facing sheet.

(2) The Cross-Reference Sheet.

(3) The Prospectus.

(4) Part II, consisting of pages II-1 to II-5.

(5) The following Exhibits:

A—Opinion of Mallesons Stephen Jaques, Sydney, Australia, in respect of the validity of the Debt Securities and the Guarantee under the laws of New South Wales and the Commonwealth of Australia.

B—Opinion of Sullivan & Cromwell in respect of the validity of the Debt Securities under New York law.

C—Public Authorities (Financial Arrangements) Act 1987 of New South Wales.

D—Treasury Corporation Act 1983 of New South Wales.

E—Crown Proceedings Act 1988 of New South Wales.

F—Form of Underwriting Agreement for the Debt Securities of New South Wales Treasury Corporation.

G—Form of Fiscal Agency Agreement between Citicorp International Limited, as fiscal agent, Citibank, N.A. London Branch, as paying agent, transfer agent and registrar, and New South Wales Treasury Corporation (including form of Global Note).

H—The following consents:

(1) Consent of Mr. Stephen Knight, Chief Executive, New South Wales Treasury Corporation (included on page II-3).

(2) Consent of Mr. Michael Schur, Secretary of the Treasury of the State of New South Wales (included on page II-4).

(3) Consent of Mallesons Stephen Jaques, Sydney, Australia (included in Item A above).

(4) Consent of Sullivan & Cromwell (included in Item B above).

I—Itemized list of estimated expenses, other than discounts and commissions, in connection with the offering and sale of the Debt Securities.

Signature

(of the Issuer)

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, a statutory corporation constituted pursuant to the Treasury Corporation Act 1983 of New South Wales under the name of New South Wales Treasury Corporation, has caused this Registration Statement to be signed by the undersigned, thereunto duly authorized, in the City of Sydney, New South Wales, Commonwealth of Australia on the 1st of September, 2009.

NEW SOUTH WALES TREASURY CORPORATION

By:	/s/ Mr. Stephen Knight
Mr. Stephen Knight*
Chief Executive

*	Consent is hereby given to the use of my name under the heading “Experts and Public Official Documents” in the Prospectus which forms a part of this Registration Statement on Schedule B, in connection with the information specified in the Registration Statement to have been supplied by me and stated on my authority.

Signature

(of the Guarantor)

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, the Secretary of the Treasury on behalf of The Crown in Right of New South Wales, has caused this Registration Statement to be signed by the undersigned, thereunto duly authorized, in the City of Sydney, New South Wales, Commonwealth of Australia on the 1st of September, 2009.

THE CROWN IN RIGHT OF NEW SOUTH WALES

By:	/s/ Mr. Michael Schur
Mr. Michael Schur
Secretary of the Treasury

*	Consent is hereby given to the use of my name under the heading “Experts and Public Official Documents” in the Prospectus which forms a part of this Registration Statement on Schedule B, in connection with the information specified in the Registration Statement to have been supplied by me and stated on my authority.

Signature of authorized representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the Undersigned, the duly authorized representative in the United States of New South Wales Treasury Corporation and The Crown in Right of New South Wales, has duly signed this Registration Statement or amendment thereto in the City of Newark, Delaware on the 1st of September, 2009.

By:	/s/ Mr. Donald J. Puglisi
Puglisi & Associates
By: Mr. Donald J. Puglisi
Title: Managing Director
Authorized Representative

Exhibit index

Exhibit

A—	Opinion of Mallesons Stephen Jaques, Sydney, Australia, in respect of the validity of the Debt Securities and the Guarantee under the laws of New South Wales and the Commonwealth of Australia.

B—	Opinion of Sullivan & Cromwell in respect of the validity of the Debt Securities under New York law.

C—	Public Authorities (Financial Arrangements) Act 1987 of New South Wales.

D—	Treasury Corporation Act 1983 of New South Wales.

E—	Crown Proceedings Act 1988 of New South Wales.

F—	Form of Underwriting Agreement for the Debt Securities of New South Wales Treasury Corporation.

G—	Form of Fiscal Agency Agreement between Citicorp International Limited, as fiscal agent, Citibank, N.A. London Branch, as paying agent, transfer agent and registrar, and New South Wales Treasury Corporation (including form of Global Note).

H—	The following consents:

(1) Consent of Mr. Stephen Knight, Chief Executive, New South Wales Treasury Corporation (included on page II-3).

(2) Consent of Mr. Michael Schur, Secretary of the Treasury of the State of New South Wales (included on page II-4).

(3) Consent of Mallesons Stephen Jaques, Sydney, Australia (included in Item A above).

(4) Consent of Sullivan & Cromwell (included in Item B above).

I—	Itemized list of estimated expenses, other than discounts and commissions, in connection with the offering and sale of the Debt Securities.